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INDEX TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on November 18, 2019.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UCOMMUNE GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in Its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7380 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Floor 8, Tower D
No.2 Guang Hua Road
Chaoyang District, Beijing
People's Republic of China, 100025
+8610 6506-7789
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing, 100004 People's Republic of China +8610 8567-5000	Allen C. Wang, Esq. Posit Laohaphan, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value US$0.0001 per share(2)(3)	US$	US$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-            ). Each American depositary share represents            ordinary shares.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus dated                          , 2019

American Depositary Shares

Ucommune Group Holdings Limited
(incorporated in Cayman Islands)

Representing                  Class A Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Ucommune Group Holdings Limited.

        We are offering             ADSs. [The selling shareholders identified in this prospectus are offering an additional             ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.] Each ADS represents                           of our Class A ordinary shares, par value US$0.0001 per share.

        Prior to this offering, there has been no public market for the ADSs. We anticipate that the initial public offering price per share will be between US$                           and US$                           .

        We [have applied for] listing the ADSs on the New York Stock Exchange, or NYSE under the symbol "                           ."

        We have granted the underwriters a 30-day option to purchase up to an additional             ADSs from us at the initial public offering price, less underwriting discounts and commissions.

        Immediately prior to the completion of this offering, our outstanding share capital will be re-designated into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to             votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Dr. Daqing Mao, our founder, Chairman of the Board of Directors and Chief Executive Officer, will beneficially own an aggregate of         % of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately         % of our total issued and outstanding share capital and         % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

        We are an "emerging growth company" as the terms is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company".

        Investing in the ADSs involves risks. See "Risk Factors" beginning on page 19.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before Expenses, to Us	[Proceeds, before Expenses, to Selling Shareholder(s)]
Per ADS	US$	US$	US$	[US$]
Total	US$	US$	US$	[US$]

(1)
See "Underwriting" for additional disclosure regarding compensation payable by us to the underwriters.

        Neither the United States Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                           , 2019.

Credit Suisse	Citigroup

The date of this prospectus is                           , 2019.

[page intentionally left blank for graphics]

        Until      (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

        You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," "Business," and information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding whether to buy the ADSs. Investors should note that Ucommune Group Holdings Limited, our ultimate Cayman Islands holding company, does not directly own any substantive business operations in the PRC and our businesses in the PRC described in this prospectus are operated through our VIEs.

What is Ucommune

        We are China's leading co-working community operator with global impact and ambitions. We operate the largest co-working space community in China in terms of the number of co-working spaces, aggregate managed area and number of cities covered in China as of September 30, 2019, according to Frost & Sullivan.

        Our mission is to cultivate a new working culture anchored in four pillars: "Sharing, Innovation, Responsibility and Success for all."

        Through hard work in the past four years, we have redefined the working culture and positioned ourselves as an iconic brand in China's urban life. We have built a unique nationwide platform, distinguishing ourselves through seamless integration of physical spaces offline and member community online, to empower our members to fulfill their dreams. We provide our members with flexible and dynamic workspaces and services in response to their diversified business needs, convenient and high-quality facilities for their people to learn and live, and an open and vibrant environment to connect, share, grow and succeed. Relentlessly, we are fostering our intelligent co-working ecosystem on a global scale, where our members can leverage our network to unleash their potential and collectively create maximum value.

        We believe that together with Ucommune, our members become stronger.

Our Business

        The urban transformation and the revolution in working culture in China have created a strong demand for flexible and innovative working space, creating a unique and significant opportunity for the co-working space industry in China. Our Ucommune brand is the most recognized co-working space brand in China according to Frost & Sullivan. Our leading brand position, which is evidenced by brand awareness and member satisfaction according to the survey conducted by Frost & Sullivan in 2019, demonstrates our operational excellence, and supports our future development. We operate the largest co-working space community in China in terms of the number of co-working spaces, aggregate managed area and number of cities covered in China as of September 30, 2019, according to Frost & Sullivan.

        Our nationwide co-working space network covers economically vibrant regions, including all the tier-1 and new tier-1 cities in China. Such unique and comprehensive network provides our enterprise members with flexible and cost-efficient office space solutions, helping them to expand into new geographic locations and enhance productivity. We are also actively involved in the urban transformation of older and under-utilized buildings, redefining the commercial real estate sector in China. We believe the establishment of a Ucommune co-working space can attract more traffic to and improve the image of the surrounding neighborhood. Leveraging our physical spaces, we also offer comprehensive services to empower our members, which we refer to as U Plus services.

        Our expertise in the real estate and retail industries has enabled us to operate our co-working spaces with high efficiency. Since the launch of our first co-working space in September 2015, we have replicated our success across China and expanded our footprint overseas by leveraging our strong management and chain operating capabilities. We had 197 co-working spaces across 41 cities in Greater China and Singapore as of September 30, 2019. As of the same date, we had 171 spaces in operation, providing approximately 72,700 workstations to our members and we also had 26 spaces under construction or preparation for construction, most of which we expect to be in operation in the fourth quarter of 2019 and throughout the year of 2020. The following map illustrates our co-working space network in Greater China as of September 30, 2019:

        In addition, we have spaces operated by our associates (which refer to the spaces in which we have a minority interest investment but are operated by our associates and we do not consolidate the revenue from such spaces) to supplement our co-working space network. When members need co-working space services in locations in which we do not operate, we refer them to the spaces operated by our associates and share our service experiences for such members with our associates. This network of spaces operated by our associates allows members to expand into new geographic locations by receiving a similar level of services as provided by our co-working spaces. As of September 30, 2019, we had seven spaces operated by our associates across four cities in Greater China and New York.

        We currently operate our spaces under the following two models:

  •
  Self-operated Model.  We have three categories under our self-operated model.

  •
  U Space, under which we enter into leases with landlords for spaces with area generally over 200 m2, and design and build the spaces using our proprietary SOP.

  •
  U Studio, under which we lease scattered and small office spaces with area generally less than 200 m2 from landlords, and design and build the spaces using our proprietary SOP.

  •
  U Design, under which we provide one-stop customized services from location selection to daily operation in accordance with the specifications of our members.

  •
  Asset-light Model.  We provide space design and build as well as management services to develop and manage co-working spaces for landlords who bear most of the capital investments to build out and launch new spaces. We have two categories under our asset-light model.

  •
  U Brand, under which we primarily charge landlords management fees for branding, consulting and operating services.

  •
  U Partner, under which we share revenue with landlords.

        The asset-light model allows more landlords to benefit from our professional capabilities and strong brand recognition, which in turn enables our business to scale at a cost-efficient manner. As of September 30, 2019, we had 39 spaces under the asset-light model with managed area of approximately 138,700 m2, representing 22.8% of the aggregate managed area of approximately 608,600 m2 of all co-working spaces. In both 2018 and the nine months ended September 30, 2019, we generated operating profit from the subsidiary that operates co-working spaces under our asset-light model. We intend to further develop the co-working space business under our asset-light model as one of our major growth drivers.

        The profitability profile of our co-working space services is partly driven by the maturity of our co-working spaces, or the length of time a space has been open to our members. We define spaces that have been open for more than 24 months as mature spaces. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to drive member acquisition is complete and the space typically generates a recurring stream of revenue and cash flows. As of September 30, 2019, the overall occupancy rate for our 171 spaces in operation and 65 mature spaces was approximately 79% and 83%, respectively. As we continue to pursue rapid growth, we continue to operate in a state where the majority of our spaces are non-mature and have not reached stable cash flow. As of September 30, 2019, only approximately 38% of our spaces in operation were mature, with the remaining 62% of our spaces in operation having been open for 24 months or less. If we stopped investing in our growth and instead allowed our existing pipeline of spaces to mature, we would no longer incur capital investments to build out new spaces or the initial expenses associated with driving member acquisition at new spaces. Rather, we expect that each mature space would generate a recurring stream of revenue and cash flows. We believe that the flexibility to manage our growth by focusing on our existing pipeline of spaces and allowing them to mature presents us with an opportunity to manage our profitability profile.

        While physical office spaces constitute our core offering, we have built a smart and integrated platform connecting offline and online services via technology innovation. Our app U Bazaar, smart office system, IoT solutions and data management system, Udata, have together created a seamless working experience for our members to go beyond physical spaces and provided them with convenient access to our comprehensive U Plus services, resulting in enhanced member loyalty and an expanded member base. As of September 30, 2019, we had approximately 609,600 members, including approximately 584,600 individuals and 25,000 enterprises, ranging from large enterprises to SMEs.

        Co-working spaces give us a unique access to a large base of urban population with high disposable income in the office setting, providing us with great potential monetization opportunities. Our individual members using workstations generally spend eight hours in our spaces during working days, building rapport with our Ucommune community and generating a large amount of traffic and data. Powered by our technology capabilities, we are able to offer various U Plus services meeting our members' needs and preferences and build a vibrant Ucommune community serving wider group of members beyond the physical spaces. Cooperating with approximately 700 business partners and more than 30 investees, we provide a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize our community. We receive revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including (i) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (ii) fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

        We have experienced rapid growth since our inception. Our total net revenue increased by 167.9% from RMB167.4 million in 2017 to RMB448.5 million (US$62.7 million) in 2018, and increased by 209.9% from RMB282.2 million for the nine months ended September 30, 2018 to RMB874.6 million (US$122.4 million) in the same period of 2019. Our spaces in operation increased from 66 as of December 31, 2017 to 162 as of December 31, 2018 and further to 171 as of September 30, 2019. Our member base increased from approximately 101,100 as of December 31, 2017 to approximately 252,000 as of December 31, 2018 and further to approximately 609,600 as of September 30, 2019.

        The following chart illustrates our business model:

        The following chart illustrates our Ucommune community:

Our Strengths

        We believe that the following strengths contribute to our success:

  •
  China's leading co-working space brand rooted in deep understanding of local market dynamics;

  •
  our superior space operating efficiency and chain operating capabilities;

  •
  our technology-driven platform;

  •
  our dynamic co-working ecosystem empowering enterprise members;

  •
  our diversified monetization channels enabled by expansion of member base beyond physical spaces; and

  •
  our visionary and innovative management with proven track record.

Our Strategy

        We intend to achieve our mission and further grow our business by pursuing the following strategies:

  •
  reinforce leading market position by pursuing target expansion;

  •
  explore growth under asset-light model with our enhanced brand recognition;

  •
  further expand U Plus services to refine our ecosystem;

  •
  continue to invest in technology to enhance operating efficiency and upgrade smart office system; and

  •
  selectively pursue acquisition and investment opportunities.

Our Challenges

        Investing in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the "Risk Factors" section beginning on page 19 of, and the other information contained in, this prospectus before you decide whether to purchase the ADSs.

        Our ability to achieve our mission and execute our strategies is subject to certain challenges, risks and uncertainties, including our ability to:

  •
  sustain and manage our growth and expansion;

  •
  obtain sufficient fund to expand our business and respond to business opportunities;

  •
  attract more members;

  •
  successfully operate our spaces and U Plus services;

  •
  develop our technology;

  •
  compete with other players in co-working space industry efficiently; and

  •
  comply with the relevant laws and regulations in the PRC and other jurisdictions in which we operate.

Our History and Corporate Structure

  Our Corporate History

        We commenced our operations in April 2015 through Ucommune (Beijing) Venture Investment Co., Ltd., or Ucommune Venture. We expanded our operations beyond Greater China to Singapore in July 2017. We entered into the New York market through the space operated by our associate in April 2018. In August 2018, Beijing Ubazaar Technology Co., Ltd., or Beijing U Bazaar, was established.

        We underwent a series of restructuring transactions, which primarily included:

  •
  In September 2018, Ucommune Group Holdings Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

  •
  In December 2018, Ucommune Group Holdings (Hong Kong) Limited was incorporated under the laws of Hong Kong.

  •
  In January 2019, Ucommune (Beijing) Technology Co., Ltd., or Ucommune Technology, was incorporated in the PRC as a wholly owned subsidiary of Ucommune Group Holdings (Hong Kong) Limited. In May 2019, Ucommune Technology entered into a series of contractual arrangements, with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019. In May 2019, Ucommune Technology entered into a series of contractual arrangements, with Beijing U Bazaar as well as its shareholder. We obtained control over Ucommune Venture and Beijing U Bazaar and their respective subsidiaries through contractual arrangements.

        In May 2019, we acquired Melo Inc., a holding company incorporated under the laws of Delaware. Beijing Melo Technology Co., Ltd., or Beijing Melo, a company engaging in smart office systems development, is a wholly-owned subsidiary of Melo Inc. We believe the acquisition further strengthens our technology capability and enables us to provide advanced office solutions to our members. Beijing Melo entered into a series of contractual arrangements, with Beijing Weixue Tianxia Education Technology Co., Ltd., a company incorporated in the PRC in December 2017, or Weixue Tianxia as well its respective shareholders, through which we obtained control over Weixue Tianxia.

        We are regarded as the primary beneficiary of each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia and their respective subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our combined and consolidated financial statements in accordance with U.S. GAAP. We refer to Ucommune Technology and Beijing Melo as our wholly foreign owned entities, or WFOEs, and to each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia as our variable interest entities, or VIEs, in this prospectus. For more details and risks related to our variable interest entity structure, please see "Corporate History and Structure—Contractual Arrangements with our VIEs and Their Respective Shareholders" and "Risk Factors—Risks Relating to Our Corporate Structure."

  Our Corporate Structure

        The following chart shows our corporate structure as of the date of this prospectus, including our principal subsidiaries and our VIEs.

Corporate Information

        Our principal executive offices are located at Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People's Republic of China. Our telephone number at this address is +8610 6506-7789.

        Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.ucommune.com/. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America's Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

        Unless we indicate otherwise, all information in this prospectus reflects the following:

  •
  no exercise by the underwriters of their over-allotment option to purchase up to            additional ADSs representing Class A ordinary shares from us [and the selling shareholders]; and

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "ADSs" refers to the American depositary shares, each representing            of our Class A ordinary shares;

  •
  "AI" refers to artificial intelligence;

  •
  "app" refers to mobile app;

  •
  "Beijing Melo" refers to Beijing Melo Technology Co., Ltd.;

  •
  "Beijing U Bazaar" refers to Beijing Ubazaar Technology Co., Ltd.;

  •
  "CAGR" refers to compound annual growth rate;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and the Macau Special Administrative Region;

  •
  "Class A ordinary shares" refers to our Class A ordinary shares, par value US$0.0001 per share, carrying one vote per share, that will be designated immediately upon completion of this offering;

  •
  "Class B ordinary shares" refers to our Class B ordinary shares, par value US$0.0001 per share, carrying            votes per share, that will be designated immediately upon completion of this offering;

  •
  "Frost & Sullivan" refers to Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., a third-party industry research firm;

  •
  "Generation Z" refers to the demographic cohort in China of individuals born from 1990 to 2009;

  •
  "GMV" refers to gross merchandize value;

  •
  "Greater China" refers to, for the purpose of this prospectus only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

  •
  "Hong Kong" or "HK" refers to the Hong Kong Special Administrative Region of the PRC;

  •
  "individual members using workstations" refers to the individuals that use our workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

  •
  "IoT" refers to internet of things;

  •
  "IT" refers to information technology;

  •
  "mature spaces" refers to spaces that have been open for more than 24 months;

  •
  "members" refers to the individuals and enterprises that have registered on U Bazaar and have received reward points as of a given date;

  •
  "new tier-1 cities" refers to the relatively developed cities following the tier-1 cities, namely Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi'an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou, Dongguan;

  •
  "ordinary shares" prior to the completion of this offering refers to our Class A and Class B ordinary shares of par value US$0.0001 per share;

  •
  "RMB" or "Renminbi" refers to the legal currency of the PRC;

  •
  "SAFE" refers to the State Administration for Foreign Exchange;

  •
  "Shengguang Zhongshuo" refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

  •
  "SME" refers to small and medium enterprises;

  •
  "space(s) operated by our associate(s)" refers to the co-working space(s) in which we have a minority interest investment but are operated by our associate(s); and we account for our investment under the equity method but do not consolidate the revenue of such spaces into our combined and consolidated financial statements;

  •
  "tier-1 cities" refers to the most developed cities in the PRC, namely Beijing, Shanghai, Guangzhou and Shenzhen;

  •
  "U Bazaar" refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

  •
  "Ucommune Technology" refers to Ucommune (Beijing) Technology Co., Ltd.;

  •
  "Ucommune Venture" refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

  •
  "US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States;

  •
  "variable interest entities" or "VIEs" refers to Ucommune (Beijing) Venture Investment Co., Ltd., Beijing U Bazaar Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd., which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our combined and consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to our having effective control over, and our being the primary beneficiary of, such entities;

  •
  "we," "us," "our company," "our" or "Ucommune" refers to Ucommune Group Holdings Limited, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and combined and consolidated financial statements, its VIEs; and

  •
  "Weixue Tianxia" refers to Beijing Weixue Tianxia Education Technology Co., Ltd.

        Unless otherwise noted, all statistics with respect to our co-working spaces, cities covered by our co-working space network, managed area of co-working spaces, workstations, occupancy rates and members exclude the spaces operated by our associates.

        Certain amounts, percentages and other figures, such as key operating data, presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentages may not represent the arithmetic summation or calculation of the figures that accompany them.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On November 8, 2019, the noon buying rate for Renminbi was RMB6.9954 to US$1.00.

        This prospectus contains information derived from various public sources and certain information from an industry report dated November 9, 2019 commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the "Risk Factors" section. These and other factors could cause the results to differ materially from those expressed in these publications and reports.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders]	[ ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
The ADSs

Each ADS represents             Class A ordinary shares, par value US$0.0001 per share. The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender the ADSs for cancellation to the depositary to withdraw the Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue Class A ordinary shares represented by the ADSs in this offering.

All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See "Description of Share Capital."

Ordinary shares outstanding immediately after this offering

Immediately upon the completion of this offering, Class A ordinary shares will be outstanding, comprising Class A ordinary shares, par value US$0.0001 per share (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), including Class A ordinary shares, which number of shares has been calculated based on the initial offering price of US$            per ADS being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus. See "Capitalization."

Over-allotment option

We [and certain selling shareholders] have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of            additional ADSs.

Use of proceeds

We expect to receive net proceeds of approximately US$            million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

We plan to use the net proceeds we receive from this offering primarily for the following purposes: approximately                         for expanding our spaces and services offerings, approximately                        for strengthening our technologies, and approximately                        for working capital and other general corporate purposes. See "Use of Proceeds."

Lock-up

We, [our directors and executive officers and our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares for a period of [180] days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting" for more information.

NYSE trading symbol
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.
Depositary	The Bank of New York Mellon.
[Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of            ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Risk factors

See "Risk Factors" and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

OUR SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

        The following summary combined and consolidated statements of operations data for the years ended December 31, 2017 and 2018, summary combined and consolidated balance sheet data as of December 31, 2017 and 2018 and summary combined and consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The following summary combined and consolidated statements of operations data for the nine months ended September 30, 2018 and 2019, summary combined and consolidated balance sheet data as of September 30, 2019 and summary combined and consolidated cash flow data for the nine months ended September 30, 2018 and 2019 have been derived from our unaudited combined and consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited combined and consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Combined and Consolidated Financial Data and Operating Data section together with our combined and consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Combined and Conslidated Statements of Operation:
Net revenue
Workspace membership	154,470	92.3	394,356	55,172	87.9	263,588	93.4	419,634	58,709	48.0
Marketing and branding services	—	—	24,617	3,444	5.5	855	0.3	403,484	56,449	46.1
Other services	12,924	7.7	29,535	4,132	6.6	17,730	6.3	51,451	7,198	5.9

Total net revenue	167,394	100.0	448,508	62,748	100.0	282,173	100.0	874,569	122,356	100.0

Cost of revenue:
Workspace membership	(308,689)	(184.4)	(624,844)	(87,419)	(139.4)	(435,287)	(154.3)	(596,269)	(83,421)	(68.2)
Marketing and branding services	—	—	(22,481)	(3,145)	(5.0)	(508)	(0.2)	(364,442)	(50,987)	(41.7)
Other services	(1,733)	(1.0)	(16,284)	(2,278)	(3.6)	(8,290)	(2.9)	(47,722)	(6,676)	(5.4)

Total cost of revenue	(310,422)	(185.4)	(663,609)	(92,842)	(148.0)	(444,085)	(157.4)	(1,008,433)	(141,084)	(115.3)

Gross loss	(143,028)	(85.4)	(215,101)	(30,094)	(48.0)	(161,912)	(57.4)	(133,864)	(18,728)	(15.3)
Pre-openning expenses	(24,059)	(14.4)	(20,165)	(2,821)	(4.5)	(14,013)	(5.0)	(23,069)	(3,227)	(2.6)
Sales and marketing expenses	(24,693)	(14.8)	(44,783)	(6,265)	(10.0)	(22,139)	(7.8)	(48,344)	(6,764)	(5.5)
General and administrative expenses	(93,153)	(55.6)	(118,798)	(16,620)	(26.5)	(63,273)	(22.4)	(128,836)	(18,025)	(14.8)
Remeasurement gain of previously held equity interests in connection with step acquisitions	—	—	27,543	3,853	6.1	27,543	9.8	386	54	0.0
Change in fair value of liabilities to be settled in shares	33,755	20.2	25,607	3,583	5.7	(31,958)	(11.3)	(141,164)	(19,750)	(16.1)
Impairment loss on long-lived assets	(148,692)	(88.8)	(111,203)	(15,558)	(24.8)	(22,882)	(8.2)	(86,500)	(12,102)	(9.9)
Loss from operations	(399,870)	(238.8)	(456,900)	(63,922)	(102.0)	(288,634)	(102.3)	(561,391)	(78,542)	(64.2)

Interest income	15,329	9.1	21,574	3,018	4.8	17,707	6.3	4,901	686	0.6
Interest expense	(78)	0.0	(9,902)	(1,385)	(2.2)	(6,722)	(2.4)	(7,960)	(1,114)	(1.0)
Subsidy income	18,159	10.8	31,783	4,447	7.1	14,869	5.3	20,521	2,871	2.3
Impairment loss on long-term investments	(8,000)	(4.8)	(18,990)	(2,657)	(4.2)	(1,000)	(0.4)	(2,000)	(280)	(0.2)
Gain on disposal of long-term investments	100	0.1	2,030	284	0.5	—	—	—	—	—
Other income (expense), net	3,101	1.8	(11,715)	(1,639)	(2.6)	(4,727)	(1.7)	(20,469)	(2,864)	(2.3)

Loss before income taxes and loss from equity method investments	(371,259)	(221.8)	(442,120)	(61,854)	(98.6)	(268,507)	(95.2)	(566,398)	(79,243)	(64.8)
Provision for income taxes	(61)	0.0	(2,087)	(292)	(0.5)	(1,173)	(0.4)	(4,780)	(669)	(0.5)
Loss from Equity method investments	(1,556)	(0.9)	(948)	(133)	(0.2)	(1,193)	(0.4)	(1,600)	(224)	(0.2)

Net loss	(372,876)	(222.7)	(445,155)	(62,279)	(99.3)	(270,873)	(96.0)	(572,778)	(80,136)	(65.5)
Less: net loss attributable to noncontrolling interests	(17,123)	(10.2)	(15,563)	(2,177)	(3.5)	(11,142)	(4.0)	(18,763)	(2,625)	(2.1)

Net loss attributable to Ucommune Group Holdings Limited	(355,753)	(212.5)	(429,592)	(60,102)	(95.8)	(259,731)	(92.0)	(554,015)	(77,511)	(63.4)

Net loss per share attributable to ordinary shareholders of Ucommune Group Holdings Limited
—Basic	(3.92)	N/A	(4.74)	(0.66)	N/A	(2.87)	N/A	(5.80)	(0.81)	N/A
—Diluted	(3.92)	N/A	(4.74)	(0.66)	N/A	(2.87)	N/A	(5.80)	(0.81)	N/A
Weighted average shares used in calculating net loss per share
—Basic	90,646,360	N/A	90,646,360	90,646,360	N/A	90,646,360	N/A	95,580,178	95,580,178	N/A
—Diluted	90,646,360	N/A	90,646,360	90,646,360	N/A	90,646,360	N/A	95,580,178	95,580,178	N/A

        The following table presents our selected combined and consolidated balance sheet data as of December 31, 2017 and 2018 and September 30, 2019.

	As of December 31,			As of September 30,
	2017	2018		2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Combined and Conslidated Balance Sheet Data:
Current assets
Cash and cash equivalents	188,743	274,633	38,422	166,949	23,357
Short-term investments	204,800	32,200	4,505	78,600	10,997
Account receivable, net of allowance	4,649	69,368	9,705	165,485	23,152
Prepaid expenses and other current assets	40,415	95,784	13,401	150,744	21,090
Loans receivable	120,000	190,000	26,582	—	—
Amounts due from related parties, current	927	25,660	3,590	15,887	2,223
Held-for-sale assets, current	—	—	—	362,543	50,722
Total current assets	559,534	722,645	101,102	985,462	137,873
Non-current assets
Long-term investments	98,345	73,167	10,236	65,828	9,210
Property and equipment, net	328,172	490,351	68,603	425,319	59,504
Right-of-use assets, net	1,113,616	1,935,401	270,772	1,973,164	276,056
Goodwill	286,165	1,419,018	198,528	1,534,846	214,733
Long-term prepaid expenses	186,246	184,833	25,859	184,876	25,865
Amounts due from related parties, non-current	—	2,220	311	—	—
Total non-current assets	2,091,739	4,252,041	594,882	4,435,328	620,524
Total assets	2,651,273	4,974,686	695,984	5,420,790	758,397
Current liabilities
Short-term borrowings	—	77,698	10,870	130,251	18,223
Long-term borrowings, current	3,645	26,052	3,645	24,749	3,463
Accounts payable	134,487	317,530	44,424	334,723	46,829
Accrued expenses and other current liablities	97,732	205,387	28,735	222,862	31,180
Lease liabilities, current	233,020	559,186	78,233	580,187	81,171
Liabilities to be settled in shares, current	—	1,554,876	217,535	—	—
Total current liabilities	537,710	2,879,466	402,852	1,536,551	214,972
Non-current liablities
Long-term borrowings	18,046	19,344	2,706	5,000	700
Lease liabilities, non-current	915,522	1,462,032	204,546	1,562,815	218,646
Liabilities to be settled in shares, non-current	345,817	—	—	—	—
Total non-current liabilities	1,288,767	1,499,148	209,739	1,585,384	221,804
Total liabilities	1,826,477	4,378,614	612,591	3,121,935	436,776
Total shareholders' equity	824,796	596,072	83,393	2,298,855	321,621
Total liabilities and shareholders' equity	2,651,273	4,974,686	695,984	5,420,790	758,397

        The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2018 and 2019.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(151,775)	(52,071)	(7,285)	(54,290)	(231,578)	(32,399)
Net cash (used in)/provided by investing activities	(430,053)	(29,685)	(4,152)	(61,872)	35,267	4,933
Net cash provided by financing activities	498,068	189,862	26,562	124,776	95,531	13,365
Effects of exchange rate changes	(355)	57	7	(48)	986	140
Net (decrease)/increase in cash, cash equivalents and restricted cash	(84,115)	108,163	15,132	8,566	(99,794)	(13,961)
Cash, cash equivalents and restricted cash—beginning of the year/period	283,858	199,743	27,945	199,743	307,906	43,077

Cash, cash equivalents and restricted cash—end of the year/period	199,743	307,906	43,077	208,309	208,112	29,116

Non-GAAP Financial Measure

        To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for impairment loss on long-lived assets, impairment loss on long-term investment and change in fair value of liabilities to be settled in shares, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

        The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(372,876)	(445,155)	(62,279)	(270,873)	(572,778)	(80,136)
Add:
Impairment loss on long-lived assets	148,692	111,203	15,558	22,882	86,500	12,102
Impairment loss on long-term investments	8,000	18,990	2,657	1,000	2,000	280
Change in fair value of liabilities to be settled in shares	(33,755)	(25,607)	(3,583)	31,958	141,164	19,750

Adjusted net loss	(249,939)	(340,569)	(47,647)	(215,033)	(343,114)	(48,004)

Key Operating Data

        The following table presents our key operating data as of the dates indicated:

	As of December 31, 2017		As of December 31, 2018		As of September 30, 2019
Number of cities in Greater China	27		37		41
Number of cities overseas	1		1		1
Number of spaces	94		191		197
Number of spaces under asset-light model	12		31		39
Number of spaces in operation	66		162		171
Managed area (m2)(1)	352,100		571,900		608,600
Managed area under asset-light model (m2)(1)	56,700		106,100		138,700
Number of workstations of spaces in operation(1)(2)	23,400		63,700		72,700
Number of members(1)	101,100		252,000		609,600
Number of individual members(1)	97,500		239,700		584,600
Number of enterprise members(1)	3,600		12,300		25,000
Number of individual members using workstations(1)	15,900		38,300		57,100
Occupancy rate for all spaces in operation(1)	68%		60%	(3)	79%
Occupancy rate for mature spaces(1)	63%	(4)	75%		83%

Notes:

(1)
Approximate number subject to rounding adjustments.

(2)
As spaces under U Studio category are small offices, we lease the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category is counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

(3)
The occupancy rate as of December 31, 2018 decreased from that of December 31, 2017 primarily due to the launch of more new spaces in 2018.

(4)
The occupancy rate for mature spaces as of December 31, 2017 was lower than the occupancy rate for all spaces in operation as of the same date, primarily because (i) we had a limited number of mature spaces as of December 31, 2017, and (ii) certain mature spaces were under renovation around the end of 2017.

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our combined and consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under "Forward-looking Statements." Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Relating to Our Business and Industry

Our limited operating history makes it difficult to predict our future prospects, business and financial performance.

        We launched our first space in September 2015 and officially launched our app, U Bazaar, in April 2016. We expanded our operations beyond Greater China to Singapore in July 2017. We entered into the New York market through the space operated by our associate in April 2018. In addition, we continually review our current operating models of our spaces and explore new operating models for enhancing our operational efficiency and broadening our monetization channels. For example, leveraging our established capabilities, we further expanded our operations under U Partner, a category under our asset-light model in July 2019. Our short operating history may not serve as an adequate basis for evaluating our prospects and future operating results, including our key operating data, net revenue, cash flows and operating margins. In addition, the co-working space industry in China is at an early stage of development and will continue to evolve. As a result, you may not be able to fully discern the market dynamics that we are subject to and to assess our business prospects.

        We have encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to our ability to adapt to the industry, to maintain and monetize our member base and to introduce new offerings and services. If we are unable to successfully address these risks and uncertainties, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to retain existing members, especially those who enter into short-term contracts with us, or continue to attract new members at a level necessary to sustain or grow our business.

        Our membership fees constituted an important part of our net revenue, and we depend on the enlargement of our member base to build the vibrant community that we envision. Any failure to attract existing members or bring new members in adequate numbers or at adequate rental rates would materially and adversely affect our business. To sustain our growth, we endeavor to retain our existing members and continually add new members to maintain or improve our occupancy rate.

        Because the co-working space industry is relatively new and rapidly evolving, we face uncertainties and challenges in maintaining and growing our member base. A significant number of our existing and target members consists of SMEs. These members frequently have limited budgets and are more vulnerable to adverse economic conditions and unfavorable changes in the regulatory environment. If these businesses experience economic hardship, they may be unwilling or unable to use our services, which would reduce demand for our services, increase customer attrition and adversely affect our business, financial condition and results of operations. In addition, we may lose members due to adverse changes in general economic conditions or the regulatory environment in the regions in which we operate or the industries in which our members operate.

        We have in the past experienced, and expect to continue to experience, fluctuations in our member base. Our members may terminate their membership agreements for leasing our workstations or spaces with us at any time upon a one-month notice. Furthermore, our existing spaces may become unsuitable to members for a number of reasons. For example, our community could become less popular because of a shift in the local economic landscape, or our products and service offerings could become less favored by our members because of new work style trends or changes in the large enterprise members' business plans. Launching new spaces, as mentioned above, is expensive and involves certain risks. Likewise, it would be costly and risky to develop and introduce new lines of products or service offerings.

        Even if we attract new members, these new members may not maintain the same level of involvement in our community. For example, they may not use or continue to use our U Plus services. In addition, our net revenue might be impacted by the discounts and other incentives we may offer to attract new members.

Our rapid growth leads to increasing risks and uncertainties. If we are unable to manage our growth effectively, our business may be materially and adversely affected.

        We have experienced rapid growth in our business. The number of our co-working spaces increased from 94 as of December 31, 2017 to 197 as of September 30, 2019. The number of our spaces in operation increased from 66 as of December 31, 2017 to 171 as of September 30, 2019. The number of workstations available in our spaces in operation increased from approximately 23,400 as of December 31, 2017 to approximately 72,700 as of September 30, 2019. We cannot assure you that we will be able to maintain our historical growth rates. Our growth rates may decline for any number of reasons, some of which are beyond our control, including increasing competition within the industry, declining growth of China's co-working space industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. For example, a significant portion of our existing and target member base consists of SMEs, whose growth and expansion have benefited from favorable policies encouraging entrepreneurship and innovation in recent years in China. If changes in policies adversely affect the growth of SMEs in the future, our growth rate may decline due to the reduction in co-working needs in general.

        The rapid growth also leads to increasing risks and uncertainties, and our failure to manage such growth will materially and adversely affect our business. As we grow, we expect our need for capital and other resources to increase significantly. Among other things, we would need to secure significant capital to invest in our infrastructure and technology systems, to attract, train and retain workforce to support our operations, and to establish, manage and maintain current and additional relationships with third-party business partners to upgrade our service to our members. If we are not able to secure such resources sufficiently, we may not be able to execute managerial, operating or financial strategies to keep pace with our growth. In addition, our controls, systems and procedures need ongoing development in order to support our growth. In light of our fast development, failure to implement a variety of advanced systems of internal control and management would result in the erosion of our brand image in general and could materially and adversely affect our business.

We have incurred significant losses historically, and we may continue to experience significant losses in the future.

        We have incurred net losses since our inception in April 2015. For the years ended December 31, 2017 and 2018, we incurred net loss of RMB372.9 million and RMB445.2 million (US$62.3 million), respectively, and for the nine months ended September 30, 2018 and 2019, we incurred net loss of RMB270.9 million and RMB572.8 million (US$80.1 million), respectively. Our significant losses have resulted primarily from the investments made to grow our business, including opening additional spaces, redeveloping existing spaces and acquiring businesses that would contribute to realizing our enterprise vision. We expect that these costs and investments will grow as our business develops. Moreover, we plan to invest significant capital in upgrading our technology system, recruiting a large number of members and launching more spaces. We also expect to incur additional general and administrative expenses and compliance costs. These expenditures may make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. Furthermore, the costs actually incurred could exceed our expectations, and the investments may be unsuccessful and therefore cannot generate adequate revenue and cash flow, if any at all.

We have recorded negative cash flows from operating activities historically and may experience significant cash outflows or have net current liabilities in the future.

        We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB151.8 million, RMB52.1 million (US$7.3 million) and RMB231.6 million (US$32.4 million) for the years of 2017 and 2018 and the nine months ended September 30, 2019, respectively. We may not achieve positive cash flows in the foreseeable future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion.

        Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of members or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

        We had net current liabilities of RMB2,156.8 million (US$301.7 million), RMB551.1 million (US$77.1 million) as of December 31, 2018 and September 30, 2019, respectively. Net current liabilities expose us to liquidity risk. We have satisfied our liquidity requirements primarily through equity financing activities and short-term/long-term borrowings. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

        Our business will require significant amount of working capital to support our growth. Our future liquidity and ability to make additional capital investments will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain equity or other sources of financing.

Our financial condition and operational results are affected by our occupancy rates. We face heightened risks as we rely on many large enterprise members to sustain our occupancy rate.

        In pre-opening process, our spaces typically have a three to five month vacancy period to redevelop space and conduct other pre-opening preparation work. The vacancy period might also be longer than expected if we cannot attract members to our new spaces or maintain members of our existing spaces.

        We rely on a limited number of key large enterprise members to sustain our occupancy rate. Our top 25 large enterprise members accounted for approximately 16% of our tenancy in terms of workstations as of September 30, 2019 and contributed to 24.7% of our total net revenue for the nine months ended September 30, 2019. Such concentration leads to more heightened risks, for instance, if one of these key enterprises terminates their contract with us, our business could suffer. Large enterprise members often sign membership agreements on longer lease terms and for larger spaces or a greater number of workstations than some of our other members. They generally account for a high proportion of our net revenue at a particular community. A default by a large enterprise member under its agreement with us could cause a significant reduction in the operating cash flow generated by the community where that large enterprise member is situated. In addition, the larger amount of available space occupied by any individual large enterprise member means that the time and effort required to execute a definitive agreement tailored for such a member is greater than our standard membership agreements. In some instances, we agree to varying levels of customization of the spaces we license to these large enterprise members. Large enterprise members may nevertheless delay commencement of their membership agreements, fail to make timely lease payments, or declare bankruptcy or otherwise default on their obligations to us. Any of these events could result in the termination of that large enterprise member's agreement with us and, potentially, sunk costs and transaction costs that are difficult or impossible for us to recover.

        In case the members choose not to continue using our spaces, we may experience difficulty in having new members to use the current space or would need additional time and cost to redevelop the space, which may result in longer vacancy periods and adversely affect our operational results.

Our key operational metrics and other estimates may not accurately measure our operating performance.

        We continually review the numbers of spaces, workstations, members and occupancy rate to evaluate our growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal data and may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our spaces are used across a large member base. For example, the number of our members may include members who do not actively use our spaces or services. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business operation, financial condition and reputation may be materially and adversely affected.

We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

        We require a significant amount of capital and resources for our operations and continued growth. We expect to make significant investments in the expansion and operations of our spaces, which may significantly increase our net cash used in operating activities. Our sales and marketing expenses may also continue to increase in order to keep attracting members and to attract new members. In addition, we invest heavily in our technology systems, which are essential to our expansion and operations. It may take a long time to realize returns on such investments, if at all.

        To date, we have historically funded our cash requirements primarily through capital contributions from our shareholders and short-term/long-term borrowings. Upon the completion of this offering, we also plan to utilize the net proceeds we receive from this offering primarily for funding our operations and growth. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offering or debt financing or additional bank facilities. Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

Our advertising and branding services are subject to risks associated with concentration of customers.

        The majority of our marketing and branding services net revenue generated in the nine months ended September 30, 2019 was attributed to one of our subsidiaries, Shengguang Zhongshuo, a digital marketing services provider we acquired in December 2018. For the nine months ended September 30,

2019, the top four customers of Shengguang Zhongshuo accounted for approximately 93.2% of its total net revenue. Such concentration leads to heightened risks. For example, any adverse changes or loss of one of our major customers of our advertising and branding services may result in a material decrease in our marketing and branding services net revenue, and any interruption or adjustments of those major customers' businesses may lead to material fluctuations of our marketing and branding services net revenue.

        In addition, the historical financial results of our marketing and branding services may not serve as an adequate basis for evaluating the future financial results of this segment. Our operational history of Shengguang Zhongshuo is very limited and the concentration of customers further increases the likelihood of material fluctuations of our marketing and branding services net revenue. For example, we experienced substantial growth in net revenue from marketing and branding services in the third quarter of 2019 primarily due to the increased demand from our major customers. However, such growth rate may not be sustainable since our net revenue from marketing and branding services will be largely impacted by the fluctuation in demand for marketing and branding services of our major customers.

Our expansion into new regions, markets and business areas may pose increased risks.

        We also plan to expand our operations in China and overseas markets. Additionally, in order to provide superior services to our members, we intend to increase our U Plus service offerings. This expansion will incur significant costs, and it inherently involves uncertainties and risks as we may encounter unexpected issues or situations for which we are unprepared.

        As our business expands into new regions, we plan to invest substantial resources and may face new operational risks and challenges associated with the business, economic and regulatory environment with which we are not familiar. We will be required, among other things, to understand and comply with the local regulations, to partner with local businesses or individuals, to hire, train, manage and retain local workforce, and to cope with members or potential members who have different preferences. Additionally, in launching new spaces in a new region, we need to negotiate satisfactory leasing terms with local parties, to adapt the design and features of our spaces and services to accommodate local conventions, and to adjust our pricing and marketing approaches as per factors such as local rental prices. All these adjustments we make may be ineffective and adversely affect our business. For example, for the years of 2017 and 2018 and for the nine months ended September 30, 2018 and September 30, 2019, we recorded impairment loss on long-lived assets of RMB148.7 million, RMB111.2 million, RMB22.9 million and RMB86.5 million, respectively. Our strategy of overseas expansion will further subject us, for instance, to different cultural norms and business practice, risks relating to fluctuations in currency exchange rates, and unpredictable disruptions as a result of security threats or political or social unrest and economic instability.

We have incurred, and may in the future incur, impairment loss on long-lived assets. Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.

        We have made significant investment in long-lived assets. We are required to review our long-lived assets, including right-of-use of assets arising from certain long-term leases, property, plant and equipment and assets recorded in connection with business combinations, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future.

        We had impairment loss on long-lived assets of RMB111.2 million (US$15.6 million) for the year ended December 31, 2018 and RMB86.5 million (US$12.1 million) for the nine months ended September 30, 2019. These impairment losses primarily reflected impairment of right-of-use of assets arising from certain long-term leases, including certain long-term lease agreements with certain shareholders. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations." We could be required to record additional impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our results of operations.

We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.

        While we are a leader in the Chinese co-working space industry, the industry is still in an early stage of development with numerous opportunities. If new companies launch competing solutions in the markets in which we operate, we may face increased competition for members. Our existing competitors include global players, up-and-coming local companies and traditional workspace operators. Some of our competitors may have more resources than we are, operate in more jurisdictions and be able to provide a better member experience at a more competitive price. We may face heightened competition under certain operation models. For example, for our spaces under U Brand, our competitor may charge lower management fees and we may lose the client due to pricing or be forced to lower our fees. Our inability to compete effectively in securing new or repeat businesses could hinder our growth or adversely impact our operating results.

        In addition, some of the services we provide or plan to provide are served by companies established in their markets. Failure to compete in such services markets could damage our ability to cultivate the vibrant community we seek to build.

Our success depends on the continuing efforts of our key management and capable personnel as well as our ability to recruit new talent. If we fail to hire, retain or motivate our staff, our business may suffer.

        Our future success depends in a large part on the continued service of our key management, especially our founder, Chairman of the Board of Directors and Chief Executive Officer, Dr. Daqing Mao. If we lose the services of any member of our key management, we may not be able to hire suitable or qualified replacements, and may incur additional expenses to recruit and train new staff which could severely disrupt our business and growth. If any member of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

        Our rapid growth also requires us to continually hire, train, and retain a wide range of personnel that can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new products and service offerings, and develop technological capabilities. We may need to offer attractive compensation and other benefits package, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them realize their career development and grow with us. Any failure to attract, train, retain or motivate experienced and capable personnel could severely disrupt our business and growth.

Certain of our officers and directors are now or may in the future lease the building spaces they own to us or have other transactions with us. We may have conflicts of interest with our officers and directors for such related party transactions and we may not be able to resolve such conflicts on terms favorable to us.

        Certain of our officers and directors are now or may in the future lease the building spaces they own to us or have other transactions with us. For example, we lease certain spaces from Youxiang Group, an affiliate of Dr. Daqing Mao. See "Related Party Transactions." Those related parties negotiated satisfactory terms that are in the best interests of their businesses as a whole, which may not necessarily be aligned with our best interests. Although upon completion of this offering, our audit committee [, consisting of independent non-executive directors,] will review and approve all proposed related party transactions, we may not be able to resolve all potential conflicts of interest in this regard.

Unexpected termination of leases or other arrangements, failure to negotiate satisfactory terms for or duly perform leases or other arrangements, failure to renew the leases or other arrangements of our existing premises or to renew such leases or other arrangements at acceptable terms could materially and adversely affect our business.

        Our ability to increase the number of spaces and to operate them profitably depends on the due execution and performance of these leases or other arrangements and whether we are able to negotiate these leases and other arrangements on satisfactory terms. Lessors may also not duly perform their obligations under the leases or other arrangements due to various reasons, such as lessors' failure to deliver the possession of the premises as agreed.

        The increases in rental rates, particularly those markets where initial terms under our leases are shorter, could adversely affect our business. Additionally, our ability to negotiate favorable terms to extend an lease agreement or in connection with an alternate space will depend on then-prevailing conditions in the real estate market, such as overall lease expenses increase, competition from other would-be tenants for desirable leased spaces and our relationships with current and prospective building owners and landlords, or other factors that are not within our control. If we are not able to renew or replace an expiring lease agreement, we will incur significant costs related to vacating that space or redeveloping the space, which could result in loss of members who may have chosen that space based on the design, location or other attributes of that particular space.

        Strategic alternatives to pure leasing arrangements, such as acquisitions, strategic alliances and asset management agreements accounted for a significant percentage of the spaces we obtain. These arrangements are generally more flexible and require less direct capital expenditures than a traditional lease arrangement but also involve risks and uncertainties. For example, we have experienced delay or failure to deliver the possession of the premises with some of the counterparties for various reasons, including the delay of completion of the construction and the change of title of the premise before the delivery. Although we have experienced such delay or failure in very limited cases, we could experience delay or failure to deliver the premises in the future. Disruption of these strategic arrangements will adversely affect our business.

Growth of our business will partially depend on the recognition of our brand. Failure to maintain, protect and enhance our brand would limit our ability to expand or retain our member base, which would materially and adversely affect our business, financial condition and results of operations.

        We believe that recognition of our brand among our members and business partners has helped in managing our member acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Maintaining, protecting and enhancing our brand depends on several factors, including, our ability to:

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  maintain the quality and attractiveness of the services we offer;

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  maintain relationships with landlords and other business partners;

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  increase brand awareness through marketing and brand promotion activities;

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  comply with relevant laws and regulations;

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  compete effectively against existing and future competitors; and

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  preserve our reputation and goodwill generally and in the event of any negative publicity on our services and data security, or other issues affecting us, and China's co-working space industry in general.

        A public perception that we, or other industry participants do not provide satisfactory services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain members, and our business, financial condition and results of operations may be materially and adversely affected.

We are exposed to risks associated with the redevelopment and construction of the spaces we occupy.

        Opening new spaces subjects us to risks that are associated with redevelopment projects in general, such as delays in construction, contract disputes and claims, fines or penalties levied by government authorities relating to our construction activities. We may also experience delays when opening a new space as a result of building owners or landlords not completing their base building work on time or as a result of delays in our obtaining all necessary land-use, building, occupancy and other required governmental permits and authorizations. Failure to open a space on schedule may cost us the lost revenue from that space and may damage our brand and require that we lease and provide temporary space for our members.

        Despite having our own design and build team during the development phase of our space, we rely in part on the continued availability and satisfactory performance of third-party general contractors and subcontractors to perform the actual construction work, and in many cases to select and obtain the related building materials. As such, the timing and quality of the redevelopment of our occupied spaces depends on the performance of these third party contractors acting on behalf of us.

        The people we engage in connection with a construction project are subject to the usual hazards associated with providing construction and related services on construction project sites, which can cause personal injury, damage to or destruction of property, plant and equipment, and environmental damage. Although we are insured against many of these risks, our insurance coverage may be inadequate in scope or coverage amount may be insufficient to fully compensate us for any losses we may incur arising from any such events at a construction site we operate or oversee. Despite our detailed specifications and our inspection, project management and quality control procedures, in some cases, general contractors and their subcontractors may use improper construction practices or defective materials. Improper construction practices or defective materials can result in the need to perform extensive repairs to our spaces and potentially lead to personal injury. We could also suffer damage to our reputation, and may be exposed to possible liability, if these third parties fail to comply with applicable laws.

        Furthermore, for two parcels of land for which we hold land use rights, we have not commenced construction as of the date of this prospectus. Pursuant to relevant laws and regulations and the land use right assignment contracts entered with local department of land and resources, if we fail to commence the construction by November 30, 2019, the relevant department of land and resources may conduct investigation on such lands, and if such lands are deemed as idle lands, we may be subject to charges for idle land at 20% of cost of land assignment, the maximum amount of which is approximately RMB21.7 million.

We incur significant costs related to the redevelopment of our spaces, which we may be unable to recover in a timely manner or at all.

        Redevelopment of a space typically takes three to five months from the date we take possession of the space under the relevant occupancy agreement to the opening date. During this time, we incur substantial costs without generating any revenues from the space, especially the costs for spaces under our self-operated model for which we bear lease and redevelopment costs. If we are unable to complete our redevelopment and construction activities for any reason, or conditions in the real estate market or the broader economy change in ways that are unfavorable, we may be unable to recover these costs in a timely manner or at all. In addition, our redevelopment activities are subject to cost and schedule overruns as a result of many factors, some of which are beyond our control and ability to foresee, including increases in the cost of materials and labor.

We incur costs relating to the maintenance, refurbishment and remediation of our spaces.

        The terms of our lease agreements generally require that we ensure that the spaces we occupy are kept in good status throughout the term of the occupancy agreement and we typically bear the obligation of maintenance and repair for spaces we decorated during the period. The terms of our lease agreements for our overseas spaces may also require that we return the space to the landlord at the end of the term of the occupancy agreement in the same condition it was delivered to us, which, in such instances, will require removing all fixtures and improvements to the space. The costs associated with this maintenance, removal and repair work may be significant.

        We also anticipate that we will be required to periodically refurbish our spaces to keep pace with the changing needs of our members. Extensive refurbishments may be costly and time-consuming and may negatively impact our operational and financial performance. Our member experience may also be adversely affected if extensive refurbishments disrupt our operations at our spaces.

The long-term and fixed cost nature of our leases may limit our operating flexibility and could adversely affect our liquidity.

        We currently lease a significant majority of our spaces under long-term leases with an average term of approximately nine years. Our obligations to landlords under these agreements extend for periods that significantly exceed the length of our membership agreements with our members, which may be terminated by our members upon one-month notice. Our leases generally provide for fixed monthly payments that are not tied to member usage or the size of our member base, and all of our leases contain minimum lease payment obligations. As a result, if members at a particular space terminate their membership agreements with us and if we are unable to attract our members to actively use our spaces or services, our lease expenses may exceed our net revenue. In addition, in an environment where retail cost for real estate is decreasing, we may not be able to lower our fixed monthly payments under our leases to rates that are commensurate with prevailing market rates. At the same time, we would also be pressured to lower our membership fees charged to the members, potentially resulting in our lease expense exceeding our net revenue. In such events, we would not have the ability to reduce our lease expenses or otherwise terminate the lease in accordance with its terms.

        If we experience a prolonged reduction in net revenue at a particular space, our results of operations in respect of that space would be adversely affected unless and until either the lease expires, or we are able to assign the lease or sublease the space to a third party, or we default under the terms of the lease and cease operations at the leased spaces. Our ability to assign a lease or sublease the space to a third party may be constrained by provisions in the lease that restrict these transfers without the prior consent of the landlord. Additionally, we could incur significant costs if we decide to assign or sublease unprofitable leases, as we may incur transaction costs associated with finding and negotiating with potential transferees, and the ultimate transferee may require upfront payments or other inducements. A default under a lease could expose us to breach of contract and other claims which could result in direct and indirect costs to us, and could result in operational disruptions that could harm our reputation and brand.

Failure to comply with the terms of our indebtedness could result in default, which could have an adverse effect on our cash flow and liquidity.

        We may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, including the failure to maintain certain financial ratios, our lenders may be entitled to accelerate our debt obligations. Any default under our credit facility could require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

Some of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

        Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this prospectus, some of our lease agreements for our leased properties in China, including leased properties for our spaces, have not been registered with the relevant PRC government authorities. The reasons for the incomplete registration and filing of lease agreements include (i) the relevant lessors failed to provide necessary documents for us to register the leases with the local government authorities; (ii) in practice, certain local regulatory authorities do not process certain leases registration applications; and (iii) we did not file registrations for certain of our lease agreements that were close to expiration. Failure to complete the registration and filing of lease agreements will not affect the validity of the lease agreements, however, in case the parties of the lease agreements fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities, they may be exposed to potential fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As advised by our PRC counsel, if we fail to rectify the unregistered leases within a period required by relevant government authorities, the maximum amount of potential fines arising from the unregistered leases would be approximately RMB1.1 million, as of the date of this prospectus. However, to date, no material penalty has been imposed on us for the failure to register the relevant lease agreements. We have taken several steps to strengthen our compliance for registration of lease agreements, including (i) liaising with the relevant lessors to provide required documentation for completing the registration; (ii) filing registrations for lease agreements that are close to expiration if such agreements are extended; and (iii) strengthening our internal control procedures to ensure registration of lease agreements for our new spaces.

Our rights to use our leased properties could be challenged by property owners, relevant government authorities or other third parties, which may disrupt our operations and incur relocation costs.

        As of the date of this prospectus, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. If such lessors do not have the relevant property ownership certificates or the right to lease or sublease such properties to us, the relevant rightful title holders or other third parties may challenge our use of such leased properties, and we may be forced to vacate these properties and be required to seek alternative properties for lease or choose to terminate the lease earlier while bearing the penalty of early termination under the lease. The usage of our leased properties might also be challenged by other various reasons, such as restrictions purposed by laws, regulations or policies based on the nature or usage of certain leased properties. With respect to these properties, if the lessor was considered by competent government authorities in violation of relevant laws and regulations for providing such leased properties to us, and was penalized by such competent government authority, we may not be able to lease and use such lease properties. In such an event, our business operations will be interrupted, and relocation costs will be incurred. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

If our promotional and marketing plans are not effective, our business and prospects may be negatively affected.

        We have invested and anticipate to continue investing in sales and marketing activities to promote our brand and our spaces and to deepen our relationships with members. We also pay for online advertisements to platforms to sustain our exposure and publicity. To foster our member base, we may offer discounts or other incentives, which incur costs and might not be effective for obtaining new members.

        Moreover, our sales and marketing activities may not be well received by our existing members, and may not attract new ones as anticipated. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and members' preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce the number of our members, occupancy rate and market share. We also rely on a number of agencies, business partners and our own business development team to attract new members and thus enlarge our member base. Any disruption of our relationship with these intermediaries could harm our abilities to promote our business. Therefore, there is no assurance that we will be able to recover the costs of our sales and marketing activities or that these activities will be effective in attracting new members and retaining existing ones.

A significant interruption in the operations of our suppliers could potentially disrupt our operations.

        We partially rely on third-party suppliers for certain equipments, furniture and other fixtures. We also depend on third-party suppliers to provide certain services to facilitate our daily operations, such as security services and maintenance services. We have limited control over the operations of our third-party suppliers, and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our internet service provider could impact the operation of our apps, malfunctioning of our security equipment could lead to safety issues of our spaces, and any disruption of lighting could cause poor member experience. Disruptions in the supply chain may result from weather-related events, natural disasters, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, third-party strikes or ineffective cross dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond our control. If we could not resolve the impact of the interruptions of operations of our third-party suppliers or service providers, our operations and financial results may be materially and adversely affected.

        In some cases, we may rely on a single source for procurement of construction materials or other supplies in a given region. Any disruption in the supply of certain materials could disrupt operations at our existing spaces or significantly delay our opening of a new space, which may cause harm to our reputation and brand.

A high number of our members are concentrated in major metropolitan areas and certain industries. An economic downturn in any of these areas or industries may result in reduction of our members and could adversely affect our results of operations.

        A significant portion of our existing and target member base consists of SMEs who may be disproportionately affected by adverse economic conditions. In addition, the concentration of our operations in specific cities magnifies the risk of localized economic conditions in those cities or the surrounding regions to any business. For the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2019, we generated the majority of our net revenue from our co-working spaces located in Beijing, Shanghai and Shenzhen. Adverse changes in general economic conditions or real estate market as well as relevant regulatory environment in these cities may have a disproportionate effect on our member base, occupancy rates and/or pricing. In addition, our members are concentrated in certain industries, such as technology, media and telecom industry. Therefore, the adverse changes in those industries may affect the demands of co-working spaces of our members and further affect our operation results. Our business may also be affected by generally prevailing economic conditions in the markets where we operate, which can result in a general decline in real estate activity, reduce demand for occupancy and our services and exert downward pressure on our pricing.

Our business and our reputation may be affected if our employees or members of our community or guests who enter our spaces behave badly.

        Our emphasis on our values makes our reputation particularly sensitive to allegations of violations of community rules or applicable laws by employees, members, or guests who enter our spaces. If employees, members or guests violate our policies or engage in illegal or unethical behaviors, or are perceived to do so, we may be subject to negative publicity and our reputation may be harmed. These sort of behaviours may also lead to existing members ceasing to use our spaces, which would adversely impact occupancy and revenue for the affected space.

We are exposed to risks relating to our cooperations with our business partners.

        We select and rely on a number of business partners to provide various services such as corporate secretary and human resources, to facilitate more service options and better experience for our members. Due to the reliance on such business partners, any interruption of their operations, any failure of them to accommodate our fast growing business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect our brand image and impact our operations.

        In addition, we have limited control over our business partners. Failure by third parties to provide satisfactory services or comply with laws and regulations could subject us to reputational harm based on their association with us and our brand. In the event that we become subject to claims arising from services provided by our business partners, we may attempt to seek compensation from the relevant business partners. However, such compensation may be limited. If no claim can be asserted against a business partner, or amounts that we claim cannot be fully recovered from business partners, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

We may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions.

        We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. We cannot guarantee that we may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into our existing business and operations. Furthermore, as we have limited control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance of regulatory requirements by our investees may cause substantial harm to our reputations and the value of our investment. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new markets. Our strategies may not be successfully implemented beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.

We may not achieve the benefits we expect from recent and future investments and acquisitions and our operations may be materially and adversely affected by such investments and acquisitions.

        We have made and may continue to make equity investments in or acquisitions of businesses that we believe may complement our existing business or may improve the experience of our members. While we believe those initiatives may produce benefit to our business in the long term, such decisions may adversely impact our short- or medium-term operating results. Further, if the businesses we acquire or in which we invest do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, our investments and acquisitions may not benefit our business strategy or generate sufficient revenues to offset the associated investment or acquisition costs.

        Investments and acquisitions present financial, managerial and operational challenges, including difficulty in integrating our operations with businesses we acquire or in which we invest, potential disruption of our ongoing business and distraction of management attention and risks associated with offering new products and services or entering additional markets. For example, we invested in or acquired certain construction and decoration services providers and companies that provide value-added services to customers of co-working spaces. We have limited experience in these new businesses and services and may fail to generate sufficient revenue or other value to justify our investments in these businesses and services. Our members may not respond favorably to our new services and solutions, which could damage our public image and market reputation and adversely affect our business.

        In addition, acquisitions could result in significant impairments to long-term investment, goodwill and other intangible assets. For example, we invested RMB17.3 million in a company providing consulting services, but the investment was fully impaired as of December 31, 2018 as it encountered going concern issues.

Certain industry data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

        This prospectus contains certain industry data and information obtained from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

        Statistical data in these publications also include projections based on a number of assumptions. The co-working space industry may not grow at the rates projected by market data, or at all. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the co-working space industry against the projected rates may have material and adverse effects on our business and the market price of our ordinary shares.

We may not be able to adequately protect our intellectual property from unauthorized use by others.

        Our trademarks and other intellectual properties are critical to our business. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. There can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Third parties may also take the position that we are infringing their rights, and we may not be successful in defending these claims. Additionally, we may not be able to enforce and defend our proprietary rights or prevent infringement or misappropriation, without substantial expense to us and a significant diversion of management time and attention from our business strategy.

        To protect our trademarks and other proprietary rights, we rely and expect to continue to rely on a combination of protective agreements with our team members and third parties (including local or other strategic partners we may do business with), physical and electronic security measures, and trademark, copyright, patent and trade secret protection laws. If the measures we have taken to protect our proprietary rights are inadequate to prevent the use or misappropriation by third parties or such rights are diminished due to successful challenges, the value of our brand and other intangible assets may be diminished and our ability to attract and retain members may be adversely affected.

The proper functioning of our technology is essential to our business, and any difficulty experienced by such system would materially and adversely affect us.

        We use a combination of proprietary technology and technology provided by our third-party service providers to support our business and our member experience. For example, U Bazaar, which we developed in-house but also incorporate third-party and open source software where appropriate, connects local spaces and develops and deepens connections among our members, both at a particular space and across our global network.

        Our products and services may not continue to be supported by third-party service providers on commercially reasonable terms or at all. Moreover, we may be subject to claims by third parties who maintain that our service providers' technology infringes the third party's intellectual property rights. Although our agreements with our third-party service providers often contain indemnities in our favor with respect to these eventualities, we may not be indemnified for these claims or we may not be successful in obtaining indemnification to which we are entitled.

        To the extent that the technologies and systems that we use to manage the daily operations of our business or that we make available to our members malfunction, our ability to operate our business, retain existing members and attract new members may be impaired. We may not be able to attract and retain sufficiently skilled and experienced professionals to operate and maintain these technologies and systems, and our current product and service offerings may not continue to be, and new product and service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. Also, any harm to our members' personal computers or other devices caused by our software, such as our apps, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the member experience and our reputation.

        We need to invest heavily on our technology in order to sustain or grow our business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. On one hand, our ongoing investment in technology may not generate the expected level of returns; on the other hand, failure on our part to adopt new technologies to adapt to such changing environment may materially and adversely impact our business.

Our business generates and processes a large amount of data; the improper use or disclosure of such data by unauthorized persons could subject us to significant reputational, financial, legal and operational consequences.

        We generate significant amount of proprietary, sensitive and otherwise confidential information relating to our business and operations. We collect and store these personal data regarding our members, including member names and billing data in our system. The collection, protection and use of personal data are governed by privacy laws and regulations enacted in PRC and other jurisdictions around the world. These laws and regulations continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Compliance with applicable privacy laws and regulations may lead to increases in our operating costs and adversely impact our ability to conduct our business and market our products and services to our members and potential members. Any failure or perceived failure on our part or our third-party service providers to comply with applicable privacy laws, privacy policies or privacy-related contractual obligations may result in governmental enforcement actions, fines, litigation, other claims and adverse publicity.

        Similar to other companies, our information technology systems face the threat of cyber-attacks, such as security breaches, phishing scams, malware and denial-of-service attacks. Our systems or the systems of third-parties that we rely upon could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or erosion of our proprietary information and/or members' data. This data is maintained on our own systems as well as the systems of third-party service providers.

        As methods used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against us or the third parties we rely on, we and our partners may be unable to anticipate these attacks or implement adequate preventative measures. In addition, any party who is able to illegally obtain identification and password credentials could potentially gain unauthorized access to our systems or the systems of third parties we rely on. If any such event occurs, we may have to spend significant capital and other resources to mitigate the impact of the event and to develop and implement protection to prevent such future events of that nature from occurring. From time to time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. These can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may disrupt operations or result in unauthorized disclosure of confidential information.

        If a cybersecurity incident occurs, or is perceived to occur, we may be the subject of negative publicity and the perception of the effectiveness of our security measures and our reputation may be harmed, which could damage our relationships and result in the loss of existing or potential members. In addition, even if there is no compromise of member information, we could incur significant fines or lose the opportunity to support electronic payments from members, which would limit the full effectiveness and efficiency of our payment processing.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

        We accept a variety of payment methods including WeChat Pay and Alipay through third-party payment processors. We pay these payment processors varying service fees, which may increase over time and raise our operating costs. We may also be subject to fraud, security breaches and other illegal activities in connection with the various payment methods we offer.

        In addition, we are subject to various rules, regulations and requirements, regulatory or otherwise, governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply with. For example, according to Announcement No.10 (2018) of the People's Bank of China issued in July 2018, or Announcement No.10, companies that refuse to accept cash payment should rectify such non-compliance. According to People's Bank of China's interpretation of Announcement No.10, e-commence platforms, self-service counters and other companies (i) that offer products and services online and in a cashier-less manner, (ii) whose entire customer purchase process does not involve payment or receipt of cash, and (iii) who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash. We believe that our cashier-less operation is in compliance with Announcement No. 10. However, we cannot assure you that the relevant governmental authorities will have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and our business, financial condition and results of operations could be materially and adversely affected.

We may experience significant complaints from members, or adverse publicity involving our spaces and services.

        We face an inherent risk of complaints from our members. Most of the complaints we received from our members were related to the facilities and services of our spaces. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all complaints.

        Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Members may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to co-working spaces industry, whether or not accurate, and whether or not concerning our spaces, can adversely affect our business, results of operations and reputation.

Pending or future litigation could have a material and adverse impact on our business, financial condition and results of operations.

        From time to time, we have been, and may in the future be, subject to lawsuits brought on by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights and contractual disputes. At times, The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our ability to expand our member base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management's attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash.

        After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

We will grant share-based awards in the future, which may have an impact on our future profit. Exercise of the share options granted will increase the number of our shares in circulation, which may affect the market price of our shares.

        We adopted a share incentive plan in August 2019, which we refer to as 2019 Plan in this prospectus, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the company's growth and performance of us. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under 2019 Plan is 15,028,567 ordinary shares. As of the date of this prospectus, options to purchase an aggregate number of 13,870,252 ordinary shares have been granted and outstanding under the 2019 Plan. See "Management—Share Incentive Plan."

        We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

        The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on regional instability and tension, as well as the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. For example, a growing trade dispute between the United States and China could adversely impact demand for our co-working spaces and services, our costs, our members, suppliers and business partners and China's economy, which could materially and adversely affect our business, operating results and financial condition. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

        Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China's economy remained relatively stable, China's economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

        Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audit of our combined and consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses that have been identified relates to (i) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and (ii) insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work. We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for financial reporting personnel. Additionally, when entering into complex transactions, we will utilize third party consultant for accounting services as additional resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. We expect the rules and regulations applicable to us after we become a public company to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We have limited insurance coverage for our operations.

        The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Although we have purchased insurances including business disruption insurance and property insurance for our space, those insurances might not be able to cover all risks. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

        China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damage to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

        In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. If any of our employees, members or other persons who enter into our spaces, is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our spaces or otherwise disrupt our business operations and adversely affect our operations.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by our VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on our business.

        We have relied and expect to continue relying on contractual arrangements with our VIEs and their shareholders to operate our business in China. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our net revenue for the year of 2017 and 2018 and the nine months ended September 30, 2019.

        These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. One of our VIEs, Ucommune Venture, has 50 shareholders. As a result, we face increased risk that these shareholders may breach the VIE contracts or take other actions that are detrimental to our interests.

        If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders' equity interests in our VIEs, our ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        As of the date of this prospectus, we are not aware any conflicts between the shareholders of our VIEs and us. However, the shareholders of our VIEs may have actual or potential conflicts of interest with us in the future. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor, particularly given the relatively large number of shareholders that Ucommune Venture, one of our VIEs, has. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

        The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people's court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

Substantial uncertainties existing with the PRC foreign investment legal regime may have a significant impact on our Group's corporate structure and business operations.

        On 15 March 2019, the National People's Congress of the PRC adopted the Foreign Investment Law, which will come into effect as of 1 January 2020. Upon its coming into effect, the Foreign Investment Law will replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment.

        Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes "foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council". Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and then whether our contractual arrangement will be recognized as foreign investment, whether our contractual arrangement will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement will be handled are uncertain. Therefore, there is no guarantee that our contractual arrangement and the business of Consolidated Affiliated Entities will not be materially and adversely affected in the future.

        In the extreme case-scenario, we may be required to unwind the contractual arrangement and/or dispose of the VIEs or their subsidiaries, which could have a material and adverse effect on our business, financial conditions and result of operations.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries' tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our VIEs increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

        We rely on contractual arrangements with our VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as our business continues to expand, such as the internet content provider license, or the ICP license held by one of our VIEs.

        The contractual arrangements contain terms that specifically obligate the VIEs' shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs' shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

        Dr. Daqing Mao, our founder, Chief Executive Officer and the Chairman of Board of Directors, currently holds approximately 35.27% voting power, including his sole voting power and the shared voting power resulting from arrangement under acting-in-concert agreement dated September 5, 2019. For more information, see "Principal [and selling] Shareholders." Upon the completion of the offering, [due to dual-class share structure,] Dr. Mao is expected to own approximately                         of our voting power. Dr. Mao is expected to continue to have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

        Furthermore, in case that Dr. Mao controls a majority of our voting stock upon the completion of the offering and he may pursue corporate opportunities independent of us, and the sale of his shares could constitute a change of control under our debt instruments.

Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ADSs.

        We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. In 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. In October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of our dual-class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ADSs less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

[Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        We have adopted a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares conditional upon and effective immediately prior to the completion of this offering. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to            votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. We will sell Class A ordinary shares represented by the ADSs in this offering.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a company incorporated under the laws of the Cayman Islands. We conduct most of our operations in China and substantially all of our operations outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

Risk Relating to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. In addition, many of our members are concentrated in major metropolitan areas, therefore an economic downturn in any of these areas may materially and adversely affect our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

        Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

        The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites or other internet platforms. The website or platform operator may also be held liable for such censored information displayed on or linked to the websites or platforms. If our website or internet platform is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB has continued to depreciate against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        A significant majority of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering, into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

        In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business license, fire prevention as-built acceptance check and filing for our spaces, and value-added telecommunications license. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

        If we fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of revenues generated from incompliance operations or the suspension of relevant operations. We may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new spaces or new service offerings. If we fail to obtain the material licenses, our space launching and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations.

        As of the date of this prospectus, a small number of spaces under of our self-operated model have not completed the required as-built acceptance check on fire prevention or fire safety filing. Our spaces that fail to complete such as-built acceptance check on fire prevention as required by relevant laws and regulations may be ordered by the relevant government authorities to cease business and may be subject to a fine ranging from RMB30,000 to RMB300,000 per space, and our spaces that fail to complete such fire safety filing as required may be subject to a fine of up to RMB5,000 per space. Based on relevant laws and regulations and our consultation with relevant government authorities, and as advised by our PRC counsel, the maximum amount of potential fines arising from the incompletion of the required as-built acceptance check on fire prevention and fire safety filing is approximately RMB1.3 million, as of the date of this prospectus. However, we have not received any material fines or penalties for such non-compliance. We have taken several steps to strengthen our management over fire prevention or fire safety, including (i) consulting with local regulatory authorities for completing the required as-built acceptance checks on fire prevention or fire safety filings; (ii) equipping the relevant spaces with proper fire safety facilities, equipment and safety signs; (iii) engaging several fire safety consulting institutions to conduct fire safety inspection on the fire safety equipment and system of the -relevant spaces and; (iv) the adoption and implementation of our fire safety internal control policy in accordance with applicable laws and regulations and providing fire safety related training to our employees.

The custodians or authorized users of our controlling non-tangible assets, including stamps and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the stamps or seals of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

        In order to secure the use of our stamps and seals, we have established internal control procedures and rules for using these stamps and seals. In any event that the stamps and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our stamps, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIEs.

        If any employee obtains, misuses or misappropriates our stamps and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal actions, which could involve significant time and resources to resolve and divert management from our operations.

Our operations depend on the performance of the mobile based systems, telecommunications networks and digital infrastructure in China.

        Our operations rely heavily on mobile based systems, telecommunications networks and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our apps. We cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.

        In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and digital services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile members increase, our member traffic may decline and our business may be harmed.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

        Our PRC subsidiaries' ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and our VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to its respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

        In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM or their respective local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, any foreign loan procured by our PRC subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission, or NDRC, and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of this offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering, to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, we, as a Cayman Islands holding company, primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

        In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

        Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If our shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

        We have requested PRC residents who we know hold direct or indirect interest in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37, and we are aware that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. We cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, restrict our cross-border investment activities, and limit our PRC subsidiaries' ability to distribute dividends to us. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

        Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

        On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

        Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Moreover, the Anti-Monopoly Law of the PRC requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered.

        In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

        We may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations on Stock Incentive Plans."

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

        PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, including but not limited to the Advertising Law of the People's Republic of China and the Interim Measures for the Administration of Internet Advertising, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

        Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

        A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented manual monitoring systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

        We may also be subject to claims by customers misled by information on our apps, website or other portals where we put our advertisements on. We may not be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may result us in diverting management's time and other resources from our business and operations to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

        The PRC National People's Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we violate relevant laws and regulations, we may be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

        We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

        Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. As of the date of this prospectus, some of our PRC subsidiaries are in the process of completing the social insurance registration and the housing fund registration.

        As of the date of this prospectus, we have not made adequate contributions to the above employee benefits for some of our employees. We cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding social insurance and housing fund contributions within the prescribed time frame, we may be subject to fines and late payment fees, and our financial conditions may be adversely affected.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

        Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

        In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms' audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of the ADSs may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to the ADSs and This Offering

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

        We have [applied] to list the ADSs on the NYSE. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of the ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our net revenue, earnings and cash flows;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new offerings and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our business model, our services or our industry;

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  announcements of new regulations, rules or policies relevant for our business;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

        Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be                        ADSs (representing                        Class A ordinary shares) outstanding immediately after this offering, or                        ADSs (representing

                        Class A ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, our directors, executive officers and existing shareholders have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. Furthermore, our convertible note holder, All-Stars SP X Limited or All-Stars, has the right to elect to convert the convertible notes into our Class A ordinary shares after this offering. All-Stars also has a pre-emptive right to purchase any shares or other securities issued by us to third parties based on All-Stars' percentage ownership in the Company on a pro rata, fully diluted and as-converted basis. See "Description of Share Capital—History of Securities Issuances—Convertible Note Issued to All-Stars SP X Limited." We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

        Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

        It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

        The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties, including without limitation in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

        Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, you can still give instructions, and the depositary may vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you if we ask it to do so. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase the ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$                        per ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between the assumed initial public offering price of US$                        per ADS, being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, and our pro forma net tangible book value per ADS as of                        , 2019, after giving effect to this offering. You may experience further dilution to the extent that our ordinary shares are issued upon exercise of any share options. See "Dilution" for a more complete description of how the value of your investment in ADSs will be diluted upon completion of this offering.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of the ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of the ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

        We have adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Jingtian & Gongcheng, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the NYSE because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to M&A Rules; (ii) we established the PRC subsidiaries that are wholly owned foreign enterprises by means of direct investment and not through a merger or acquisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rules; and (iii) no explicit provision in the M&A Rules classifies the contractual arrangements between us and the VIEs as a type of acquisition transaction falling under the M&A Rules.

        However, our PRC legal counsel has further advised us that there is substantial uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

        In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes rents, royalties, dividends, interest and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Although "passive income" generally includes rents, certain "active rental income" is not considered passive for purposes of determining whether a company is a PFIC.

        Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined by reference to the market value of the ADSs, which may be volatile). In addition, our PFIC status will depend on the manner we operate our workspace business (and thus the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). In addition, it is not entirely clear how the contractual arrangements between us, our VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us. Because of these uncertainties, and because PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

        If we were a PFIC for any taxable year during which a U.S. investor owns the ADSs or our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See "Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

[We are a "controlled company" within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        We are a "controlled company" as defined under the rules of the NYSE since                        beneficially own, when combined, more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including:

  •
  an exemption from the rule that a majority of our board of directors must be independent directors;

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  an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

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  an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

        Although we currently do not intend to rely on the "controlled company" exemptions under the NYSE listing rules, we could elect to rely on those exemptions in the future. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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  our goals and growth strategies;

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  our future business development, results of operations and financial condition;

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  relevant government policies and regulations relating to our business and industry;

  •
  our expectation regarding the use of proceeds from this offering;

  •
  general economic and business condition in China; and

  •
  assumptions underlying or related to any of the foregoing.

        You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$                 million, or approximately US$                 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

        We plan to use the net proceeds of this offering primarily for the following purpose:

  •
  approximately                         for expanding our spaces and services offerings;

  •
  approximately                         for strengthening our technologies; and

  •
  approximately                         for working capital and other general corporate purposes.

        If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

 DIVIDEND POLICY

        We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations Relating to Dividend Distributions."

        Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares."

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2019:

  •
  on an actual basis;

  •
  on an as adjusted basis to reflect (i) the automatic conversion or re-designation, as the case may be, of issued and outstanding ordinary shares held by                into Class A ordinary shares, on a one-for-one basis immediately prior to the completion of this offering, and (ii) the automatic re-designation of the remaining                issued and outstanding ordinary shares into Class B ordinary shares, on a one-for-one basis immediately prior to the completion of this offering,

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion or re-designation, as the case may be, of issued and outstanding ordinary shares held by                        into Class A ordinary shares, on a one-for-one basis immediately prior to the completion of this offering, and (ii) the automatic re-designation of the remaining                        issued and outstanding ordinary shares into Class B ordinary shares, on a one-for-one basis immediately prior to the completion of this offering, and (iii) the issuance and sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                per ADS being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

        You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2019
	Actual		As Adjusted(1)		Pro Forma As Adjusted(2)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Shareholders' equity:
Ordinary shares (US$0.0001 par value)	94	13
Additional paid-in capital(2)	3,617,938	506,168
Subscription receivables	(91)	(13)
Statutory reserves	1,637	229
Accumulated deficit	(1,511,150)	(211,418)
Accumulated other comprehensive loss	(3,025)	(423)
Noncontrolling interests	193,452	27,065

Total shareholders' equity	2,298,855	321,621

Notes:

(1)
As adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$                per ADS being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders' equity and total capitalization by US$                 million.

 DILUTION

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of September 30, 2019 was approximately US$                per ordinary share and US$                per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per Class A ordinary share.

        Without taking into account any other changes in such net tangible book value after September 30, 2019, other than to give effect to our issuance and sale of ADSs offered in this offering at an initial public offering price of US$                        per ADS being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2019 would have been approximately US$                 million, or US$                per ordinary share and US$                per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                per ordinary share, or US$                per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution on a per ordinary share basis at the initial public offering price per ordinary share of US$                and all ADSs exchanged for ordinary shares:

Initial public offering price per ordinary share	US$
Net tangible book value as of September 30, 2019 per ordinary share	US$
Pro forma net tangible book value per ordinary share	US$
Increase in pro forma net tangible book value per ordinary share	US$
Dilution in pro forma net tangible book value to new investors in this offering per ordinary share	US$

        The pro forma information discussed above is illustrative only.

        The following table summarizes, as of September 30, 2019, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$                per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Total Consideration
	Ordinary shares Purchased		Amount (in thousands of US$)		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	US$	Percent	US$	US$
Existing shareholders
New investors
Total

        The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 13,870,252 ordinary shares issuable upon exercise of outstanding stock options under the 2019 Plan and there are a total of 1,158,315 ordinary shares available for future issuance upon the exercise of grants under the 2019 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

  Cayman Islands

        We were incorporated in the Cayman Islands in order to enjoy the following benefits:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                        as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman

Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

        We have been advised by Jingtian & Gongcheng, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

 CORPORATE HISTORY AND STRUCTURE

Our Corporate History

        We commenced our operations in April 2015 through Ucommune Venture. We expanded our operations beyond Greater China to Singapore in July 2017. We entered into New York market through the space operated by our associate in April 2018. In August 2018, Beijing U Bazaar was established.

        We underwent a series of restructuring transactions, which primarily included:

  •
  In September 2018, Ucommune Group Holdings Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

  •
  In December 2018, Ucommune Group Holdings (Hong Kong) Limited was incorporated under the laws of Hong Kong.

  •
  In January 2019, Ucommune (Beijing) Technology Co., Ltd., or Ucommune Technology, was incorporated in the PRC as a wholly owned subsidiary of Ucommune Group Holdings (Hong Kong) Limited. In May 2019, Ucommune Technology entered into a series of contractual arrangements, with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019. In May 2019, Ucommune Technology entered into a series of contractual arrangements, with Beijing U Bazaar as well as its shareholder. We obtained control over Ucommune Venture and Beijing U Bazaar and their respective subsidiaries through contractual arrangements.

        In May 2019, we acquired Melo Inc., a holding company incorporated under the laws of Delaware. Beijing Melo Technology Co., Ltd., or Beijing Melo, a company engaging in smart office systems development, is a wholly-owned subsidiary of Melo Inc. We believe the acquisition further strengthens our technology capability and enables us to provide advanced office solutions to our members. Beijing Melo entered into a series of contractual arrangements, with Weixue Tianxia, a company incorporated in the PRC in December 2017, as well as its respective shareholders, through which we obtained control over Weixue Tianxia.

        We are regarded as the primary beneficiary of each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia and their respective subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our combined and consolidated financial statements in accordance with U.S. GAAP. We refer to Ucommune Technology and Beijing Melo as our wholly foreign owned entities, or WFOEs, and to each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia as our variable interest entities, or VIEs, in this prospectus. For more details and risks related to our variable interest entity structure, please see "Corporate History and Structure—Contractual Arrangements with our VIEs and Their Respective Shareholders" and "Risk Factors—Risks Relating to Our Corporate Structure."

Our Corporate Structure

        The following chart shows our corporate structure as of the date of this prospectus, including our principal subsidiaries and our VIEs.

Contractual Arrangements with Our VIEs the Their Respective Shareholders

        Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, VATS, and certain other businesses. We are a company registered in the Cayman Islands. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS businesses and other business which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future. We operate our business mainly through our VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their operating results in our financial statements under the U.S. GAAP.

        The following is a summary of the contractual arrangements by and among Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture, the contractual arrangements by and among Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar, and the contractual arrangements by and among Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

        In the opinion of Jingtian & Gongcheng, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operating such business. For a description of the risks related to these contractual arrangements and our corporate structure, please see "Risk Factors—Risks Relating to Our Corporate Structure."

Agreements relating to Ucommune Venture and Beijing U Bazaar

  Exclusive business cooperation agreement

        Under the exclusive business cooperation agreement dated July 5, 2019, Ucommune Technology has agreed to provide the following services (among others) to Ucommune Venture:

  •
  the provision of technical support and marketing services, including, but not limited to consultancy, collection and research of information thereof, support and training for employees, services related to customers and order management;

  •
  the provision of services related to the transfer, leasing and disposal of equipment or assets;

  •
  the development, maintenance and updates of computer system, hardware and database;

  •
  the licensing of software legally owned by Ucommune Technology; and

  •
  the development of application software and related updates and operational support.

        Ucommune Venture has agreed to pay fees up to its and its subsidiaries' after tax profit to Ucommune Technology. This agreement was effective from July 5, 2019 and will continue to be effective unless it is terminated by written notice of Ucommune Technology or, or until all of the equity interests in or assets of Ucommune Venture have been acquired by Ucommune Technology or its designee under the exclusive purchase option agreement.

        On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above.

  Equity pledge agreement

        Ucommune Venture and its shareholders entered into an equity pledge agreement with Ucommune Technology, dated July 5, 2019. Under such equity pledge agreement, each of the shareholders of Ucommune Venture agreed to pledge their respective equity interest in Ucommune Venture to Ucommune Technology to secure their obligations under the exclusive option agreement, shareholders' voting rights proxy agreement, and exclusive business cooperation agreement. Each of such shareholders further agreed to not transfer or pledge his or her respective equity interest in

Ucommune Venture without the prior written consent of Ucommune Technology. The equity pledge agreement will remain binding until the pledgers discharge all their obligations under the above-mentioned agreements.

        On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.

        We are in the process of registering the equity pledges of Ucommune Venture and Beijing U Bazaar with the relevant offices of State Administration for Market Regulation, or the SAMR (formerly known as State Administration of Industry and Commerce, or the SAIC).

  Exclusive option agreement

        Under the exclusive option agreement entered into by Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture, dated July 5, 2019, shareholders of Ucommune Venture granted Ucommune Technology or its designee an option to purchase all or a portion of their respective equity interest in Ucommune Venture for the minimum amount of consideration permitted by PRC law. In addition, under the exclusive option agreement, Ucommune Venture has granted Ucommune Technology or its designee an option to purchase all or a portion of the assets of Ucommune Venture or its subsidiaries for the minimum amount of consideration permitted by PRC law. Each of Ucommune Venture and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Ucommune Venture without the prior written consent of Ucommune Technology. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Ucommune Venture have been acquired by Ucommune Technology or its designee, or until all parties agree in writing to terminate the agreement, or until Ucommune Technology unilaterally terminates the agreement by written notice.

        On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an exclusive purchase option agreement, which contains terms substantially similar to the exclusive purchase option agreement described above.

  Shareholders' voting rights proxy agreement

        Under the shareholders' voting rights proxy agreement among Ucommune Technology, Ucommune Venture and shareholders of Ucommune Venture, dated July 5, 2019, each of the shareholders of Ucommune Venture, agreed to irrevocably entrust Ucommune Technology or its designee to represent it to exercise all the voting rights and other shareholders' rights to which it is entitled as a shareholder of Ucommune Venture. The shareholders' voting rights proxy agreement shall remain effective until all of the equity interests in or assets of Ucommune Venture have been acquired by Ucommune Technology or its designee under the exclusive option agreement, or until Ucommune Technology unilaterally terminates the agreement by written notice.

        On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into a shareholders' voting rights proxy agreement, which contains terms substantially similar to the shareholders' voting rights proxy agreement described above.

  Spousal consent letter

        The spouse of relevant individual shareholders of Ucommune Venture has signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the disposition of the equity interest in Ucommune Venture which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity pledge agreement, exclusive option agreement, shareholders' voting rights proxy agreement and exclusive business cooperation agreement, as amended from time to time. Moreover, the spouse undertook not to take any action with the intent to interfere with above-mentioned arrangements and unconditionally and irrevocably waive all rights or entitlements whatsoever to such equity interest that may be granted to the spouse according to applicable laws.

Agreements relating to Weixue Tianxia

        In January 2019, Beijing Melo entered into contractual arrangements with Weixue Tianxia and the shareholders of Weixue Tianxia. We acquired Melo Inc. in May 2019.

  Exclusive technology consulting and service agreement

        Under the exclusive technology consulting and service agreement dated January 30, 2019, Beijing Melo has agreed to provide, including without limitation, the following services to Weixue Tianxia:

  •
  the provision of comprehensive resolutions of information technology as required by the business operations of Weixue Tianxia;

  •
  the development of computer software and technical support and maintenance for computer software operation;

  •
  training of IT related personnel and collect IT information; and

  •
  any other technology and consulting services required by Weixue Tianxia.

        Weixue Tianxia has agreed to pay fees equal to its monthly income (after tax and expenses) with Beijing Melo in accordance with calculation method as specified in the exclusive consulting and service agreement. The exclusive consulting and service agreement was effective from January 30, 2019 and will continue to be effective unless it is terminated by Beijing Melo or otherwise required by law.

  Equity pledge agreement

        The shareholders of Weixue Tianxia have entered into an equity pledge agreement with Beijing Melo and Weixue Tianxia taking effect from January 30, 2019. Under such equity pledge agreement, each of the shareholders of Weixue Tianxia agreed to pledge their respective equity interest in Weixue Tianxia to Beijing Melo to secure their obligations under the exclusive option agreement, shareholders' voting rights proxy agreement, and exclusive consulting and service agreement. Each of such shareholders further agreed to not transfer or pledge his respective equity interest in Weixue Tianxia without the prior written consent of Beijing Melo. The equity pledge agreement will remain binding until the pledgers discharge all their obligations under the above-mentioned agreements.

        We have completed the registration of the equity pledges with the relevant office of SAMR.

  Exclusive option agreement

        Under the exclusive option agreement entered into by Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia, dated January 30, 2019, shareholders of Weixue Tianxia granted Beijing Melo or its designee an option to purchase all or a portion of their respective equity interest in Weixue Tianxia for the minimum amount of consideration permitted by PRC law. In addition, under the exclusive option agreement, Weixue Tianxia has granted Beijing Melo or its designee an option to purchase all or a portion of the assets of Weixue Tianxia or its subsidiaries for the minimum amount of consideration permitted by PRC law. Each of Weixue Tianxia and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Weixue Tianxia without the prior written consent of Beijing Melo. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Weixue Tianxia have been acquired by

Beijing Melo or its designee, or until Beijing Melo unilaterally terminates the agreement by written notice.

  Shareholders' voting rights proxy agreement

        Under the shareholders' voting rights proxy agreement among Beijing Melo, Weixue Tianxia and shareholders of Weixue Tianxia, dated January 30, 2019, each of the shareholders of Weixue Tianxia, agreed to irrevocably entrust Beijing Melo or its designee to represent it to exercise all the voting rights and other shareholders' rights to which it is entitled as a shareholder of Weixue Tianxia. The shareholders' voting rights proxy agreement shall remain effective until all parties agree in writing to terminate the agreement, or until Beijing Melo unilaterally terminates the agreement by written notice.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

        The following summary combined and consolidated statements of operations data for the years ended December 31, 2017 and 2018, summary combined and consolidated balance sheet data as of December 31, 2017 and 2018 and summary combined and consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The following summary combined and consolidated statements of operations data for the nine months ended September 30, 2018 and 2019, summary combined and consolidated balance sheet data as of September 30, 2019 and summary combined and consolidated cash flow data for the nine months ended September 30, 2018 and 2019 have been derived from our unaudited combined and consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited combined and consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Combined and Consolidated Financial Data and Operating Data section together with our combined and consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Combined and Conslidated Statements of Operation:
Net revenue
Workspace membership	154,470	92.3	394,356	55,172	87.9	263,588	93.4	419,634	58,709	48.0
Marketing and branding services	—	—	24,617	3,444	5.5	855	0.3	403,484	56,449	46.1
Other services	12,924	7.7	29,535	4,132	6.6	17,730	6.3	51,451	7,198	5.9

Total net revenue	167,394	100.0	448,508	62,748	100.0	282,173	100.0	874,569	122,356	100.0

Cost of revenue:
Workspace membership	(308,689)	(184.4)	(624,844)	(87,419)	(139.4)	(435,287)	(154.3)	(596,269)	(83,421)	(68.2)
Marketing and branding services	—	—	(22,481)	(3,145)	(5.0)	(508)	(0.2)	(364,442)	(50,987)	(41.7)
Other services	(1,733)	(1.0)	(16,284)	(2,278)	(3.6)	(8,290)	(2.9)	(47,722)	(6,676)	(5.4)

Total cost of revenue	(310,422)	(185.4)	(663,609)	(92,842)	(148.0)	(444,085)	(157.4)	(1,008,433)	(141,084)	(115.3)

Gross loss	(143,028)	(85.4)	(215,101)	(30,094)	(48.0)	(161,912)	(57.4)	(133,864)	(18,728)	(15.3)
Pre-openning expenses	(24,059)	(14.4)	(20,165)	(2,821)	(4.5)	(14,013)	(5.0)	(23,069)	(3,227)	(2.6)
Sales and marketing expenses	(24,693)	(14.8)	(44,783)	(6,265)	(10.0)	(22,139)	(7.8)	(48,344)	(6,764)	(5.5)
General and administrative expenses	(93,153)	(55.6)	(118,798)	(16,620)	(26.5)	(63,273)	(22.4)	(128,836)	(18,025)	(14.8)
Remeasurement gain of previously held equity interests in connection with step acquisitions	—	—	27,543	3,853	6.1	27,543	9.8	386	54	0.0
Change in fair value of liabilities to be settled in shares	33,755	20.2	25,607	3,583	5.7	(31,958)	(11.3)	(141,164)	(19,750)	(16.1)
Impairment loss on long-lived assets	(148,692)	(88.8)	(111,203)	(15,558)	(24.8)	(22,882)	(8.2)	(86,500)	(12,102)	(9.9)
Loss from operations	(399,870)	(238.8)	(456,900)	(63,922)	(102.0)	(288,634)	(102.3)	(561,391)	(78,542)	(64.2)

Interest income	15,329	9.1	21,574	3,018	4.8	17,707	6.3	4,901	686	0.6
Interest expense	(78)	0.0	(9,902)	(1,385)	(2.2)	(6,722)	(2.4)	(7,960)	(1,114)	(1.0)
Subsidy income	18,159	10.8	31,783	4,447	7.1	14,869	5.3	20,521	2,871	2.3
Impairment loss on long-term investments	(8,000)	(4.8)	(18,990)	(2,657)	(4.2)	(1,000)	(0.4)	(2,000)	(280)	(0.2)
Gain on disposal of long-term investments	100	0.1	2,030	284	0.5	—	—	—	—	—
Other income (expense), net	3,101	1.8	(11,715)	(1,639)	(2.6)	(4,727)	(1.7)	(20,469)	(2,864)	(2.3)

Loss before income taxes and loss from equity method investments	(371,259)	(221.8)	(442,120)	(61,854)	(98.6)	(268,507)	(95.2)	(566,398)	(79,243)	(64.8)
Provision for income taxes	(61)	0.0	(2,087)	(292)	(0.5)	(1,173)	(0.4)	(4,780)	(669)	(0.5)
Loss from Equity method investments	(1,556)	(0.9)	(948)	(133)	(0.2)	(1,193)	(0.4)	(1,600)	(224)	(0.2)

Net loss	(372,876)	(222.7)	(445,155)	(62,279)	(99.3)	(270,873)	(96.0)	(572,778)	(80,136)	(65.5)
Less: net loss attributable to noncontrolling interests	(17,123)	(10.2)	(15,563)	(2,177)	(3.5)	(11,142)	(4.0)	(18,763)	(2,625)	(2.1)

Net loss attributable to Ucommune Group Holdings Limited	(355,753)	(212.5)	(429,592)	(60,102)	(95.8)	(259,731)	(92.0)	(554,015)	(77,511)	(63.4)

Net loss per share attributable to ordinary shareholders of Ucommune Group Holdings Limited
—Basic	(3.92)	N/A	(4.74)	(0.66)	N/A	(2.87)	N/A	(5.80)	(0.81)	N/A
—Diluted	(3.92)	N/A	(4.74)	(0.66)	N/A	(2.87)	N/A	(5.80)	(0.81)	N/A
Weighted average shares used in calculating net loss per share
—Basic	90,646,360	N/A	90,646,360	90,646,360	N/A	90,646,360	N/A	95,580,178	95,580,178	N/A
—Diluted	90,646,360	N/A	90,646,360	90,646,360	N/A	90,646,360	N/A	95,580,178	95,580,178	N/A

        The following table presents our selected combined and consolidated balance sheet data as of December 31, 2017 and 2018 and September 30, 2019.

	As of December 31,			As of September 30,
	2017	2018		2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Combined and Conslidated Balance Sheet Data:
Current assets
Cash and cash equivalents	188,743	274,633	38,422	166,949	23,357
Short-term investments	204,800	32,200	4,505	78,600	10,997
Account receivable, net of allowance	4,649	69,368	9,705	165,485	23,152
Prepaid expenses and other current assets	40,415	95,784	13,401	150,744	21,090
Loans receivable	120,000	190,000	26,582	—	—
Amounts due from related parties, current	927	25,660	3,590	15,887	2,223
Held-for-sale assets, current	—	—	—	362,543	50,722
Total current assets	559,534	722,645	101,102	985,462	137,873
Non-current assets
Long-term investments	98,345	73,167	10,236	65,828	9,210
Property and equipment, net	328,172	490,351	68,603	425,319	59,504
Right-of-use assets, net	1,113,616	1,935,401	270,772	1,973,164	276,056
Goodwill	286,165	1,419,018	198,528	1,534,846	214,733
Long-term prepaid expenses	186,246	184,833	25,859	184,876	25,865
Amounts due from related parties, non-current	—	2,220	311	—	—
Total non-current assets	2,091,739	4,252,041	594,882	4,435,328	620,524
Total assets	2,651,273	4,974,686	695,984	5,420,790	758,397
Current liabilities
Short-term borrowings	—	77,698	10,870	130,251	18,223
Long-term borrowings, current	3,645	26,052	3,645	24,749	3,463
Accounts payable	134,487	317,530	44,424	334,723	46,829
Accrued expenses and other current liabilities	97,732	205,387	28,735	222,862	31,180
Lease liabilities, current	233,020	559,186	78,233	580,187	81,171
Liabilities to be settled in shares, current	—	1,554,876	217,535	—	—
Total current liabilities	537,710	2,879,466	402,852	1,536,551	214,972
Long-term borrowings	18,046	19,344	2,706	5,000	700
Lease liabilities, non-current	915,522	1,462,032	204,546	1,562,815	218,646
Liabilities to be settled in shares, non-current	345,817	—	—	—	—
Total non-current liabilities	1,288,767	1,499,148	209,739	1,585,384	221,804
Total liabilities	1,826,477	4,378,614	612,591	3,121,935	436,776
Total shareholders' equity	824,796	596,072	83,393	2,298,855	321,621
Total liabilities and shareholders' equity	2,651,273	4,974,686	695,984	5,420,790	758,397

        The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2018 and 2019.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(151,775)	(52,071)	(7,285)	(54,290)	(231,578)	(32,399)
Net cash (used in)/provided by investing activities	(430,053)	(29,685)	(4,152)	(61,872)	35,267	4,933
Net cash provided by financing activities	498,068	189,862	26,562	124,776	95,531	13,365
Effects of exchange rate changes	(355)	57	7	(48)	986	140
Net (decrease)/increase in cash, cash equivalents and restricted cash	(84,115)	108,163	15,132	8,566	(99,794)	(13,961)
Cash, cash equivalents and restricted cash—beginning of the year/period	283,858	199,743	27,945	199,743	307,906	43,077

Cash, cash equivalents and restricted cash—end of the year/period	199,743	307,906	43,077	208,309	208,112	29,116

Non-GAAP Financial Measure

        To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for impairment loss on long-lived assets, impairment loss on long-term investment and change in fair value of liabilities to be settled in shares, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

        The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(372,876)	(445,155)	(62,279)	(270,873)	(572,778)	(80,136)
Add:
Impairment loss on long-lived assets	148,692	111,203	15,558	22,882	86,500	12,102
Impairment loss on long-term investments	8,000	18,990	2,657	1,000	2,000	280
Change in fair value of liabilities to be settled in shares	(33,755)	(25,607)	(3,583)	31,958	141,164	19,750

Adjusted net loss	(249,939)	(340,569)	(47,647)	(215,033)	(343,114)	(48,004)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Combined and Consolidated Financial Data" and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        Our Ucommune brand is the most recognized co-working space brand in China according to Frost & Sullivan. Our leading brand position, which is evidenced by brand awareness and member satisfaction according to the survey conducted by Frost & Sullivan in 2019, demonstrates our operational excellence, and supports our future development. We operate the largest co-working space community in China in terms of the number of co-working spaces, aggregate managed area and number of cities covered in China as of September 30, 2019, according to Frost & Sullivan. Leveraging our physical spaces, we also offer comprehensive services to empower our members, which we refer to as U Plus services.

        Since the launch of our first co-working space in September 2015, we have replicated our success across China and expanded our footprint overseas by leveraging our strong management and chain operating capabilities. We had 197 co-working spaces across 41 cities in Greater China and Singapore as of September 30, 2019. As of the same date, we had 171 spaces in operation, providing approximately 72,700 workstations to our members and we also had 26 spaces under construction or preparation for construction, most of which we expect to be in operation in the fourth quarter of 2019 and throughout the year of 2020. In addition, we have spaces operated by our associates to supplement our co-working space network. When members need co-working space services in locations in which we do not operate, we refer them to the spaces operated by our associates and share our service experiences for such members with our associates. This network of spaces operated by our associates allows members to expand into new geographic locations by receiving a similar level of services as provided by our co-working spaces. As of September 30, 2019, we had seven spaces operated by our associates across four cities in Greater China and New York.

        In addition to the self-operated model, we have also developed an asset-light model, under which we provide space design and build as well as management services to develop and manage co-working spaces for landlords who bear most of the capital investments to build out and launch new spaces. The asset-light model allows more landlords to benefit from our professional capabilities and strong brand recognition, which in turn enables our business to scale at a cost-efficient manner. As of September 30, 2019, we had 39 spaces under the asset-light model with managed area of approximately 138,700 m2, representing 22.8% of the aggregate managed area of approximately 608,600 m2 of all co-working spaces. In both 2018 and the nine months ended September 30, 2019, we generated operating profit from the subsidiary that operates co-working spaces under our asset-light model. We intend to further develop the co-working space business under our asset-light model as one of our major growth drivers.

        The profitability profile of our co-working space services is partly driven by the maturity of our co-working spaces, or the length of time a space has been open to our members. We define spaces that have been open for more than 24 months as mature spaces. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to drive member acquisition is complete and the space typically generates a recurring stream of revenue and cash flows. As of September 30, 2019, the overall occupancy rate for our 171 spaces in operation and 65 mature spaces was approximately 79% and 83%, respectively. As we continue to pursue rapid growth, we continue to operate in a state where the majority of our spaces are non-mature and have not reached stable cash flow. As of September 30, 2019, only approximately 38% of our spaces in operation were mature, with the remaining 62% of our spaces in operation having been open for 24 months or less. If we stopped investing in our growth and instead allowed our existing pipeline of spaces to mature, we would no longer incur capital investments to build out new spaces or the initial expenses associated with driving member acquisition at new spaces. Rather, we expect that each mature space would generate a recurring stream of revenue and cash flows. We believe that the flexibility to manage our growth by focusing on our existing pipeline of spaces and allowing them to mature presents us with an opportunity to manage our profitability profile.

        While physical office spaces constitute our core offering, we have built a smart and integrated platform connecting offline and online services via technology innovation. Our app U Bazaar, smart office system, IoT solutions and data management system, Udata, have together created a seamless working experience for our members to go beyond physical spaces and provided them with convenient access to our comprehensive U Plus services, resulting in enhanced member loyalty and an expanded member base. As of September 30, 2019, we had approximately 609,600 members, including approximately 584,600 individuals and 25,000 enterprises, ranging from large enterprises to SMEs.

        Co-working spaces give us a unique access to a large base of urban population with high disposable income in the office setting, providing us with great potential monetization opportunities. Our individual members using workstations generally spend eight hours in our spaces during working days, building rapport with our Ucommune community and generating a large amount of traffic and data. Powered by our technology capabilities, we are able to offer various U Plus services meeting our members' needs and preferences and build a vibrant Ucommune community serving wider group of members beyond the physical spaces. Cooperating with approximately 700 business partners and more than 30 investees, we provide a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize our community. We receive revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including (i) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (ii) fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

Key Operating Data

        We regularly monitor a number of operating metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	As of December 31, 2017		As of December 31, 2018		As of September 30, 2019
Number of cities in Greater China	27		37		41
Number of cities overseas	1		1		1
Number of spaces	94		191		197
Number of spaces under asset-light model	12		31		39
Number of spaces in operation	66		162		171
Managed area (m2)(1)	352,100		571,900		608,600
Managed area under asset-light model (m2)(1)	56,700		106,100		138,700
Number of workstations of spaces in operation(1)(2)	23,400		63,700		72,700
Number of members(1)	101,100		252,000		609,600
Number of individual members(1)	97,500		239,700		584,600
Number of enterprise members(1)	3,600		12,300		25,000
Number of individual members using workstations(1)	15,900		38,300		57,100
Occupancy rate for all spaces in operation(1)	68%		60%	(3)	79%
Occupancy rate for mature spaces(1)	63%	(4)	75%		83%

Notes:

(1)
Approximate number subject to rounding adjustments.

(2)
As spaces under U Studio category are small offices, we lease the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category is counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

(3)
The occupancy rate as of December 31, 2018 decreased from that of December 31, 2017 primarily due to the launch of more new spaces in 2018.

(4)
The occupancy rate for mature spaces as of December 31, 2017 was lower than the occupancy rate for all spaces in operation as of the same date, primarily because (i) we had a limited number of mature spaces as of December 31, 2017, and (ii) certain mature spaces were under renovation around the end of 2017.

Key Factors Affecting Our Results of Operations

        We operate in China's co-working space industry, and our results of operations and financial condition are influenced by the macroeconomic factors affecting this industry, such as China's economic growth, the emergence of China's new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, and urbanization of the workforce. Our financial condition and results of operations are also affected by a number of emerging market trends, such as companies' rising needs for cost-efficient and flexible office space solutions and one-stop services for both corporates and employees, and new demand for intelligent office systems and working environments. In addition, as we have historically generated, and expect to continue to generate, a portion of our net revenue from providing marketing and branding services, our results of operations are also affected by the general factors affecting our advertisers and their marketing and branding budgets.

        Our results of operations and financial condition are also subject to changes in the regulatory regime governing China's co-working space industry, as well as the U Plus services we provide. The PRC government regulates various aspects of our business and operations, such as leasing, design and build and the operation of office spaces and online advertising and branding content. See "Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website."

        Additionally, we believe that our results of operations and financial condition are also affected by a number of company-specific factors, including the factors discussed below.

  Expansion of Our Co-working Space Network

        Given that the majority of our net revenue is from workspace membership, our net revenue growth depends primarily on the expansion of our community.

        Since the launch of our first co-working space in September 2015, we have expanded our operations across 41 cities in Greater China and Singapore primarily through our self-operating model. Substantially all of our net revenue is derived from the operations within Greater China. In addition, we have developed an asset-light model by providing landlords with our design and build and operation capabilities. There are two categories, i.e., U Brand and U Partner, under our asset-light model. Under U Brand, we primarily receive management fees from landlords. Under U Partner, we primarily share revenue with landlords. We operate co-working spaces under our asset-light model through one subsidiary. In both 2018 and the nine months ended September 30, 2019, the net revenue and operating profit of such subsidiary was relatively insignificant to our group, however the subsidiary generated an operating profit while our group incurred overall loss from operations.

        We believe our technology-driven and highly effective operational capabilities provide us with the means to scale rapidly. We plan to enhance our leading position by focusing on expanding across tier-1 and new tier-1 cities in China and to further expand into overseas markets. We also plan to seek out expansion opportunities under our asset-light model. We have historically expanded rapidly. For example, our spaces in operation increased from 66 as of December 31, 2017 to 162 as of December 31, 2018 and further to 171 as of September 30, 2019. However, we may not be able to maintain our historical expansion pace, since our growth will be subject to various factors, such as the development of China's co-working space industry, industry competitive landscape, government policies, required capital for opening new spaces, and performance of spaces in operation.

        Meanwhile, with the expansion of our co-working space network, our business may be exposed to additional risks. For example, our impairment loss on long-lived assets was RMB86.5 million (US$12.1 million) for the nine months ended September 30, 2019, as compared to RMB22.9 million for the nine months ended September 30, 2018, which was primarily associated with the spaces where carrying value is not expected to be fully recoverable. The changes in impairment loss on long-lived assets are affected by various factors, primarily including the performance of our spaces in operation and the new operational risks and challenges associated with our expansion into existing markets and new markets, and therefore are subject to fluctuations. See "Risk Factors—Our expansion into new regions, markets and business areas may pose increased risks." However, we believe that we have the ability to improve the performance of our spaces in operation leveraging on our management capabilities and our experience of expanding into new markets.

  Our Ability to Manage Costs and Expenses Effectively

        Our ability to manage our costs and expenses effectively is critical to the success of our business. We have benefited from the use of technologies and the standardization of our processes and achieved economies of scale as we have developed a core competency in the efficient sourcing, design and build, and operation of our spaces. Leveraging such operating capabilities, we have also developed asset-light model, which can free up a large amount of capital investments to build out and launch new spaces. Our cost of revenue as a percentage of our net revenue decreased from 2017 to 2018 and further decreased for the nine months ended September 30, 2019. Similarly, our operating expenses as a percentage of our net revenue decreased from 2017 to 2018 and further decreased for the nine months ended September 30, 2019.

        The financial and business performance of our co-working spaces under U Space category is highly dependent on our ability to source and lease suitable properties on reasonable terms. We plan to leverage our management team's expertise in developing and operating commercial properties and our strong relationships with landlords to identify new locations that are suitable for the expansion of our business and to negotiate leasing terms of such properties to effectively manage our costs and expenses.

        Our design and build capabilities enable us to shorten the time from us taking possession of a new space to making the space ready for leasing to members. We typically complete this process within three to five months for spaces under U Space category. According to Frost & Sullivan, the industry average time from taking possession of a space to operation is approximately six months.

        We expect our costs and expenses to increase in absolute amount as we expand our business and to decrease a percentage of our net revenue as we continue to improve operational efficiency, achieve economies of scale and enhance our brand recognition.

  Growth in Our Member Base and Pricing of Our Co-working Space Services

        We generate most of our net revenue from providing various co-working space solutions to our members from whom we collect monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, our results of operations are directly affected by the growth in our member base and the pricing of our co-working space services.

        We have continually expanded our co-working network since the launch of our first co-working space in September 2015. The number of individual members using workstations increased from approximately 15,900 as of December 31, 2017 to approximately 38,300 as of December 31, 2018 and further to approximately 57,100 as of September 30, 2019.

        The pricing of our co-working space services is affected by our service positioning strategy, locations of our spaces, brand recognition, the competitive landscape of the co-working space industry in China and the design and build and maintenance cost of our co-working spaces. Our ability to maintain or increase the pricing of our co-working space services will largely depend on our ability to compete effectively and differentiate our services through our strong brand recognition, our unique and nationwide co-working space network and our ability to meet our members' needs for office space solutions.

  Continued Development and Provision of U Plus Services

        We derive revenue from U Plus services in cooperation with our business partners and investees. As of September 30, 2019, we had approximately 700 business partners and more than 30 investees. Our member base has grown rapidly, increasing from approximately 101,100 as of December 31, 2017 to approximately 252,000 as of December 31, 2018 and further to approximately 609,600 as of September 30, 2019. As our business grows, we have opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

        The growth of our net revenue from U Plus services depends on our own capabilities, including through acquisitions or strategic investments, or through selected quality business partners to provide services that match the needs of our members at reasonable prices. We will make continuous efforts, including investing time and money, to identify the needs of our members and provide quality and diversified services to them.

  Acquisition Activities to Expand Our Offerings

        We have made acquisitions or investments that we believe will expand our co-working space network and service offerings that benefit our members and have the potential to become meaningful revenue streams in the future. For example, in 2018, we acquired a company engaging in marketing and branding services and two companies engaging in interior design and construction services. We intend to continue selectively pursuing strategic partnerships and acquisitions to expand our Ucommune community.

Key Components of Results of Operations

        We have three operating segments including (i) workspace membership, (ii) marketing and branding services, and (iii) other services. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available and is regularly evaluated by our chief operating decision makers in deciding how to allocate resources and assess performance. See our combined and consolidated financial statements included elsewhere in this prospectus for additional information regarding our three reportable segments.

  Net Revenue

        The following table sets forth a breakdown of our net revenue, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership	154,470	92.3	394,356	55,172	87.9	263,588	93.4	419,634	58,709	48.0
Marketing and branding services	—	—	24,617	3,444	5.5	855	0.3	403,484	56,449	46.1
Other services	12,924	7.7	29,535	4,132	6.6	17,730	6.3	51,451	7,198	5.9

Total net revenue	167,394	100.0	448,508	62,748	100.0	282,173	100.0	874,569	122,356	100.0

        Workspace membership net revenue.    We generate most of our net revenue from providing various co-working space solutions to our members from whom we collect monthly rent in the form of membership service fees or office workstation rental fees. Our workspace membership net revenue primarily includes fees generated through our co-working spaces services under our self-operated model and also includes other net revenue in relation to utilizing our spaces, such as net revenue generated from service fees for using our conference rooms.

        Marketing and branding services net revenue.    Our marketing and branding services net revenue includes advertising services net revenue, primarily generated by integrated branding services and online targeted marketing services provided by Shengguang Zhongshuo that we acquired in December 2018.

        Other services net revenue.    Other services net revenue primarily consists of (i) interior design and construction net revenue generated from two companies that we acquired in July 2018, (ii) management fees generated from our co-working spaces under U Brand, and (iii) charges to members for ancillary services such as printing and copying fees.

  Cost of revenue

        The following table sets forth a breakdown of our cost of revenue, in absolute amounts and as percentages of total cost of revenue, for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue
Workspace membership	308,689	99.4	624,844	87,419	94.2	435,287	98.0	596,269	83,421	59.1
Marketing and branding services	—	—	22,481	3,145	3.4	508	0.1	364,442	50,987	36.1
Other services	1,733	0.6	16,284	2,278	2.4	8,290	1.9	47,722	6,676	4.8

Total cost of revenue	310,422	100.0	663,609	92,842	100.0	444,085	100.0	1,008,433	141,084	100.0

        Workspace membership.    The following table sets forth a breakdown of the cost of revenue for workspace membership, in absolute amounts and as percentage of total cost of revenue for workspace membership, for period indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue for workspace membership
Lease expenses	202,536	65.6	398,643	55,772	63.8	272,934	62.7	354,565	49,605	59.5
Employee compensation and benefits	25,035	8.1	37,210	5,206	6.0	25,215	5.8	35,933	5,027	6.0
Depreciation and amortization	35,637	11.5	78,683	11,008	12.6	49,185	11.3	74,651	10,444	12.5
Other workspace operating expenses	45,481	14.8	110,308	15,433	17.6	87,953	20.2	131,120	18,344	22.0

Total cost of revenue for workspace membership	308,689	100.0	624,844	87,419	100.0	435,287	100.0	596,269	83,420	100.0

        Cost of revenue for workspace membership primarily consists of (i) lease expenses, (ii) employee compensation and benefits, (iii) depreciation and amortization expenses, and (iv) other workspace operating expenses, such as costs for daily maintainance and cleaning, and insurance costs.

        Marketing and branding services.    Cost of revenue for marketing and branding services primarily consists of costs associated with advertisement distribution and content design, and employee compensation and benefits.

        Other services.    Cost of revenue for other services primarily consists of costs in relation to our interior design and construction services, costs in relation to revenue from asset-light model, and other anciliary costs.

  Operating expenses

        The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands)
Operating expenses
Pre-opening expenses	24,059	17.0	20,165	2,821	11.0	14,013	14.1	23,069	3,227	11.6
Sales and marketing expenses	24,693	17.4	44,783	6,265	24.4	22,139	22.3	48,344	6,764	24.1
General and administrative expenses	93,153	65.6	118,798	16,620	64.6	63,273	63.6	128,836	18,025	64.3

Total operating expenses	141,905	100.0	183,746	25,706	100.0	99,425	100.0	200,249	28,016	100.0

        Pre-opening expenses.    Our pre-opening expenses consist primarily of lease expenses incurred before a co-working space open for operations.

        Sales and marketing expenses.    Our sales and marketing expenses consist primarily of (i) marketing and promotion expenses, and (ii) compensation for our sales and marketing personnel.

        General and administrative expenses.    Our general and administrative expenses consist primarily of (i) compensation for our management and administrative personnel, (ii) expenses in connection with our operation supporting functions such as legal and human resources, and (iii) other administrative expenses.

  Remeasurement gain of previously held equity interests in connection with step acquisitions

        Remeasurement gain of previously held equity interests in connection with step acquisitions was recognized in relation to the business acquisition achieved in stages in which the initial investments made by us were re-measured to fair value.

  Change in fair value of liabilities to be settled in shares

        Our change in fair value of liabilities to be settled in shares was recognized since we had certain issuable shares for our financing and acquisition that were not issued during the reporting period, which were accounted for as a liability and subsequently measured at fair value. The change primarily arose from the change of the fair value of our shares during the reporting period.

  Impairment loss on long-lived assets

        Our impairment loss on long-lived assets was impairment loss recognized whenever events or changes in circumstances indicate that the carrying amount of an long-lived asset may no longer be recoverable.

  Impairment loss on long-term investments

        Our impairment loss on long-term investments was impairment loss recognized when the investees' operating performances indicate that the carrying value of the investment is no longer recoverable.

  Gain on disposal of long-term investments

        Our gain on disposal of long-term investments was generated from the disposals of equity interests in two of our investees in 2017 and 2018, respectively.

Taxation

  Cayman Islands

        We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

  British Virgin Islands

        Ucommune International Limited, our subsidiary incorporated in the BVI, is not subject to income tax in the British Virgin Islands.

  Hong Kong

        Ucommune Group Holdings (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements as it has no assessable income for the years ended December 31, 2017 and 2018.

  Singapore

        Ucommune Singapore Pte. Ltd., our subsidiary incorporated in Singapore, is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2017 and 2018.

  United States

        Ucommune N.Y. Corp. is incorporated in the United States ("U.S.") and is subject to the U.S. federal income taxes at gradual rates from 15% to 39% for the year ended December 31, 2017. According to U.S. tax reform, the federal income tax rate changed to 21% for the year ended December 31, 2018.

        Ucommune N.Y. Corp. is subject to state income tax of 6.5% for the years ended December 31, 2017 and 2018.

  PRC

        Effective from January 1, 2008, a new Enterprise Income Tax Law, or ("the New EIT Law"), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

        According to the requirements of Cai Shui [2014]No. 26, Enterprises that qualify as encouraged industrial enterprises located in Heng Qin New Area in Guangdong province, Ping Tan Comprehensive

Experimental Area in Fujian province and Qian hai shen gang Modern Service Cooperation Zone in Shenzhen are subject to a tax rate of 15%. The notification will be implemented from January 1, 2014 to December 31, 2020. One of our subsidiaries, Shenggung Zhongshuo, an advertising company, was established in June 2015 in Heng Qin New Area. Its main business belongs to one of the industries in the tax preferential catalogue, which accounts for more than 70% of the total income of enterprises, so it enjoys 15% preferential tax rate of income tax.

        For enterprises that qualify as the small low-profit enterprise, if the annual taxable income amount does not exceeds RMB 0.5 million in 2017, annual taxable income of no more than RMB 1 million in 2018 shall be computed at a reduced rate of 50% as taxable income amount and be subject to enterprise income tax at 20% tax rate.

        As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Ucommune Group Holdings (Hong Kong) Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Ucommune Group Holdings (Hong Kong) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have been for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Critical Accounting Policies, Judgments and Estimates

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our combined and consolidated financial statements are described below, which should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principle of consolidation

        Our combined and consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and VIEs' subsidiaries. All intercompany balances and transactions were eliminated upon combination and consolidation.

Impairment of right-of-use assets and other long-lived assets

        We review our right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily includes (a) significant underperformance relative to projected operating results; (b) significant changes in the overall business strategy; (c) significant adverse changes in legal or business environment and (d) significant competition, unfavorable industry trends, or economic outlook. When these events occur, we measure impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The weighted average cost of capital is used as the discount rate.

Lease

        In February 2016, the FASB issued ASU 2016-02, which supersedes existing guidance on accounting for leases in ASC Topic 840-Leases ("ASC 840") and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as ROU assets and lease liabilities, with certain practical expedients available.

        We early adopted ASC Topic 842—Leases ("ASC 842") on January 1, 2017 on a modified retrospective basis. Upon adoption, we elected to utilize the package of practical expedients available under ASC 842, which permit us to not reassess the lease identification, lease classification and initial direct costs associated with any expired or existing contracts as of the date of adoption, as well as using hindsight in determining the lease term and in assessing impairment of our right-of-use assets, or ROU assets. In connection with the adoption of ASC 842, we made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. We have also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to our overall lease portfolio. Payments related to those leases continue to be recognized in the combined and consolidated statement of operations on a straight-line basis over the lease term.

From the perspective of Lessee

        We lease properties for our collaborative workspaces and other locations. At the commencement of each lease, management determines the classification as an operating or finance lease. For leases that qualify as operating leases, we recognize the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when we enter the leased premises and begins to make improvements in preparation for its intended use.

        At the commencement date of a lease, we recognize a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral. Upon adoption of ASU 2016-02 on January 1, 2017, we elected to use the remaining lease term as of January 1, 2017 in the estimation of the applicable discount rate for leases that were in place at adoption.

        For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, we use the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the combined and consolidated balance sheets.

        The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses it incurred or becomes probable.

From the perspective of Lessor

        We recognize workspace membership revenue under ASC 842, and all the leases contracts are operating leases. We provide various leasing solutions for our members and generates revenues from monthly rent in the form of membership service fees or workstation rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as service fees for the use of conference room and prints/copies. The price of each membership varies, based on the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the number of workstations in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of our lease contracts are fixed lease payment contracts. Our variable lease payments consists of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred.

        Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. We applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC 842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases.

        Workspace membership revenue is generally collected in advance each quarter. Members are generally required to provide us with a deposit which is normally one month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member's unpaid balance.

        The residual value of our lease assets represents the fair value of the leased assets at the end of the lease terms. We rely on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Revenue recognition

        Our revenue primarily derived from workspace leasing to our members, ancillary services, marketing and branding services, and others. Workspace leasing is set out, as aforementioned in Note "Lease, from the perspective of lessor section". For all other revenue streams, we apply ASC 606, as defined below.

        In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("Topic 606"). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. We have early adopted the new standard as of January 1, 2017 using the modified retrospective method to all contracts that were not completed as of January 1, 2017. We elect the practical expedient to expense the incremental direct costs of obtaining a contract when incurred if the amortization period is generally twelve months or less. The adoption did not have a material impact on our financial positions or results of operations. No adjustment was recorded to opening balance of accumulated deficits upon adoption.

        Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation.

        The primary sources of our revenues are as follows:

(a) Workspace membership revenue

        Workspace membership revenue is recognized under ASC 842. See "—Lease, from the perspective of lessor."

(b) Marketing and branding services revenue

        We offer integrated branding services and online targeted marketing services to customers primarily through Shengguang Zhongshuo, a subsidiary we acquired in December 2018. For the integrated branding services, we provide packaged services including content designing, online and offline advertising activities and media promotion, etc. to help customers promote brand awareness. For the online targeted marketing services, we design the advertisement content and provide comprehensive advertisement placement services.

        Payment terms and conditions for contracts with customers vary. We typically offer standard terms of net 15 to 30 days. We do not offer extended payment terms longer than one year. The contracts do not contain any significant financing component. Payment is due after the advertisements are placed on the media platform. We may offer extended terms or obtain prepayments from the customers depending on certain circumstances.

        We are the principal in providing the marketing and branding services because we control the specified services before the services are transferred to the customers. We are the sole responsible party addressing customer's feedback for the design and placement of the advertisement to the customers' satisfaction. We assume full fulfilment risk and risks related to the quality and acceptability of the services. Revenue is recognized over time throughout the contract terms. We use the advertisement spending occurred as the output method to measure progress toward complete satisfaction because the nature of our promise is a comprehensive marketing and branding service and the customers benefit from the desired publicity promotion throughout the advertising campaign. We have determined that the output method provides a faithful depiction of the transfer of services to the customers.

(c) Other services revenue

        Other services revenue primarily consists of (i) interior design and construction net revenue, (ii) co-working space management fees and (iii) charges to members for ancillary services including printing, copying, etc. Design and construction revenue is generated from two companies acquired in 2018. It is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. Co-working space management fees is derived from operating co-working spaces under our U Brand model for landlords. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided. Variable consideration is estimated as the most likely amount to which we expect to be entitled. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

        Contract liabilities primarily result from the timing difference between our satisfaction of performance obligation and the customers' payment.

Business combinations

        We record business combinations using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Common forms of the consideration made in acquisitions is equity exchange; consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

        In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the combined and consolidated statements of operations.

Property and equipment, net

        Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Leasehold improvement	Shorter of the lease term or estimated economic life
Building	20 years
Furniture	5 years
Office equipment	3 years
Vehicles	5 years

        Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the combined and consolidated statement of operations.

Goodwill

        The excess of the purchase price over the fair value of net assets acquired is recorded on the combined and consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

        The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

        The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

        Based on the result of our annual goodwill impairment assessment, the fair value of each reporting unit exceeded its carrying amount as of December 31, 2017 and 2018 and the second step was not performed.

Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Fair value of ordinary shares

        Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates primarily for the following purposes:

  •
  Determining the fair value of share considerations in connection with our business acquisitions

  •
  Determining the fair value of our equity interests to be applied in non-monetary exchanges

  •
  Determining the fair value of the share options granted

        The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair value per share(1) (RMB)	DLOM	Discount rate	Type of valuation	Purpose of valuation
December 1, 2017	66.24	12.0%	14.4%	Discounted cash flow method	Fair value of equity interests in connection of business acquisitions, and determination of fair value in non-monetary exchanges
July 1, 2018	77.47	10.0%	14.4%	Discounted cash flow method	Fair value of equity interests in connection of business acquisitions
December 31, 2018	80.20	9.0%	14.1%	Discounted cash flow method	Fair value of equity interests in connection of business acquisitions
May 31, 2019	87.05	7.0%	14.1%	Discounted cash flow method	Fair value of equity interests in connection of business acquisitions
September 19, 2019	45.90	5.9%	16.8%	Discounted cash flow method	Fair value of the share options granted

Note:

(1)
Assuming the Company has completed the reorganization and issued ordinary shares to all of our equity interest holders at various valuation dates. See Note 2 to our combined and consolidated financial statements.

        The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        Discount rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size premium and non-systemic risk factors.

        Discount for lack of marketability, or DLOM. DLOM was quantified by the Black Scholes put option model ("Black Scholes model"). Under Black Scholes model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. Black Scholes model is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an initial public offering) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

        The fair value of our ordinary shares increased from RMB66.24 as of December 1, 2017 to RMB77.47 as of July 1, 2018. The increase in fair value of our ordinary shares was attributable to organic growth of our business.

        The fair value of our ordinary shares increased from RMB77.47 as of July 1, 2018 to RMB80.20 as of December 31, 2018. DLOM decreased from 14.4% to 14.1%, primarily due to our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

        The fair value of our ordinary share increased from RMB80.20 as of December 31, 2018 to RMB87.05 as of May 31, 2019. The increase in fair value of our ordinary shares was attributable to organic growth of our business.

        The fair value of our ordinary share decreased from RMB87.05 as of May 31, 2019 to RMB45.90 as of September 19, 2019. The decrease was primarily attributable to issuance of ordinary shares in August 2019.

        These estimates will not be necessary to determine the fair value of our ordinary shares once our ADSs begin trading. Valuations and estimates will no longer be necessary once our Company goes public because we will then rely on the market price to determine the market value of our ordinary shares.

Results of Operations

        The following table summarizes our combined and consolidated results of operations both in absolute amounts and as percentages of our total net revenue for the periods presented. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Combined and Conslidated Statements of Operation:
Net revenue
Workspace membership	154,470	92.3	394,356	55,172	87.9	263,588	93.4	419,634	58,709	48.0
Marketing and branding services	—	—	24,617	3,444	5.5	855	0.3	403,484	56,449	46.1
Other services	12,924	7.7	29,535	4,132	6.6	17,730	6.3	51,451	7,198	5.9

Total net revenue	167,394	100.0	448,508	62,748	100.0	282,173	100.0	874,569	122,356	100.0

Cost of revenue:
Workspace membership	(308,689)	(184.4)	(624,844)	(87,419)	(139.4)	(435,287)	(154.3)	(596,269)	(83,421)	(68.2)
Marketing and branding services	—	—	(22,481)	(3,145)	(5.0)	(508)	(0.2)	(364,442)	(50,987)	(41.7)
Other services	(1,733)	(1.0)	(16,284)	(2,278)	(3.6)	(8,290)	(2.9)	(47,722)	(6,676)	(5.4)

Total cost of revenue	(310,422)	(185.4)	(663,609)	(92,842)	(148.0)	(444,085)	(157.4)	(1,008,433)	(141,084)	(115.3)

Gross loss	(143,028)	(85.4)	(215,101)	(30,094)	(48.0)	(161,912)	(57.4)	(133,864)	(18,728)	(15.3)
Pre-openning expenses	(24,059)	(14.4)	(20,165)	(2,821)	(4.5)	(14,013)	(5.0)	(23,069)	(3,227)	(2.6)
Sales and marketing expenses	(24,693)	(14.8)	(44,783)	(6,265)	(10.0)	(22,139)	(7.8)	(48,344)	(6,764)	(5.5)
General and administrative expenses	(93,153)	(55.6)	(118,798)	(16,620)	(26.5)	(63,273)	(22.4)	(128,836)	(18,025)	(14.8)
Remeasurement gain of previously held equity interests in connection with step acquisitions	—	—	27,543	3,853	6.1	27,543	9.8	386	54	0.0
Change in fair value of liabilities to be settled in shares	33,755	20.2	25,607	3,583	5.7	(31,958)	(11.3)	(141,164)	(19,750)	(16.1)
Impairment loss on long-lived assets	(148,692)	(88.8)	(111,203)	(15,558)	(24.8)	(22,882)	(8.2)	(86,500)	(12,102)	(9.9)
Loss from operations	(399,870)	(238.8)	(456,900)	(63,922)	(102.0)	(288,634)	(102.3)	(561,391)	(78,542)	(64.2)

Interest income	15,329	9.1	21,574	3,018	4.8	17,707	6.3	4,901	686	0.6
Interest expense	(78)	0.0	(9,902)	(1,385)	(2.2)	(6,722)	(2.4)	(7,960)	(1,114)	(1.0)
Subsidy income	18,159	10.8	31,783	4,447	7.1	14,869	5.3	20,521	2,871	2.3
Impairment loss on long-term investments	(8,000)	(4.8)	(18,990)	(2,657)	(4.2)	(1,000)	(0.4)	(2,000)	(280)	(0.2)
Gain on disposal of long-term investments	100	0.1	2,030	284	0.5	—	—	—	—	—
Other income (expense), net	3,101	1.8	(11,715)	(1,639)	(2.6)	(4,727)	(1.7)	(20,469)	(2,864)	(2.3)

Loss before income taxes and loss from equity method investments	(371,259)	(221.8)	(442,120)	(61,854)	(98.6)	(268,507)	(95.2)	(566,398)	(79,243)	(64.8)
Provision for income taxes	(61)	0.0	(2,087)	(292)	(0.5)	(1,173)	(0.4)	(4,780)	(669)	(0.5)
Loss from Equity method investments	(1,556)	(0.9)	(948)	(133)	(0.2)	(1,193)	(0.4)	(1,600)	(224)	(0.2)

Net loss	(372,876)	(222.7)	(445,155)	(62,279)	(99.3)	(270,873)	(96.0)	(572,778)	(80,136)	(65.5)
Less: net loss attributable to noncontrolling interests	(17,123)	(10.2)	(15,563)	(2,177)	(3.5)	(11,142)	(4.0)	(18,763)	(2,625)	(2.1)

Net loss attributable to Ucommune Group Holdings Limited	(355,753)	(212.5)	(429,592)	(60,102)	(95.8)	(259,731)	(92.0)	(554,015)	(77,511)	(63.4)

Net loss per share attributable to ordinary shareholders of Ucommune Group Holdings Limited
—Basic	(3.92)	N/A	(4.74)	(0.66)	N/A	(2.87)	N/A	(5.80)	(0.81)	N/A
—Diluted	(3.92)	N/A	(4.74)	(0.66)	N/A	(2.87)	N/A	(5.80)	(0.81)	N/A
Weighted average shares used in calculating net loss per share
—Basic	90,646,360	N/A	90,646,360	90,646,360	N/A	90,646,360	N/A	95,580,178	95,580,178	N/A
—Diluted	90,646,360	N/A	90,646,360	90,646,360	N/A	90,646,360	N/A	95,580,178	95,580,178	N/A

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

        Our net revenue increased by 209.9% from RMB282.2 million for the nine months ended September 30, 2018 to RMB874.6 million (US$122.4 million) for the nine months ended September 30, 2019.

  Workspace membership net revenue

        Our workspace membership net revenue increased by 59.2% from RMB263.6 million for the nine months ended September 30, 2018 to RMB419.6 million (US$58.7 million) for the nine months ended September 30, 2019, primarily due to the growth in (i) the number of spaces in operation from 156 as of September 30, 2018 to 171 as of September 30, 2019, (ii) the number of workstations available in the spaces in operation from approximately 56,400 as of September 30, 2018 to approximately 72,700 as of

September 30, 2019, and (iii) the number of individual members using workstations from approximately 37,100 as of September 30, 2018 to approximately 57,100 as of September 30, 2019.

  Marketing and branding services net revenue

        Our marketing and branding services net revenue was RMB403.5 million (US$56.4 million) for the nine months ended September 30, 2019 as compared to RMB0.9 million for the nine months ended September 30, 2018. The increase was primarily attributed to the acquisition of a company engaging in marketing and branding services in December 2018.

  Other services net revenue

        Our other services net revenue increased by 191.0% from RMB17.7 million for the nine months ended September 30, 2018 to RMB51.5 million (US$7.2 million) for the nine months ended September 30, 2019, primarily due to (i) the increase in net revenue generated from interior design and construction services from RMB4.4 million for the nine month ended September 30, 2018 to RMB26.6 million (US$3.7 million) for the nine months ended September 30, 2019 since we acquired two companies engaging in design and build services in July 2018; and (ii) the increase in management fees from RMB2.1 million for the nine months ended September 30, 2018 to RMB7.5 million (US$1.0 million) for the nine months ended September 30, 2019, as the number of spaces in operation under U Brand increased from 12 as of September 30, 2018 to 18 as of September 30, 2019.

  Cost of revenue

        Our cost of revenue increased by 127.1% from RMB444.1 million for the nine months ended September 30, 2018 to RMB1,008.4 million (US$141.1 million) for the nine months ended September 30, 2019.

  Workspace membership

        Our cost of revenue for workspace membership increased by 37.0% from RMB435.3 million for the nine months ended September 30, 2018 to RMB596.3 million (US$83.4 million) for the nine months ended September 30, 2019, primarily attributable to the increase in lease expenses from RMB272.9 million for the nine months ended September 30, 2018 to RMB354.6 million (US$49.6 million) for the nine months ended September 30, 2019 due to the expansion of our co-working space business.

  Marketing and branding services

        Our cost of revenue for marketing and branding services was RMB364.4 million (US$51.0 million) for the nine months ended September 30, 2019, as compared to RMB0.5 million for the nine months ended September 30, 2018. The increase was primarily attributed to the costs associated with a company engaging in marketing and branding services we acquired in December 2018, including the costs for advertisement distribution and content design, and employee compensation and benefits.

  Other services

        Our cost of revenue for other services increased by 474.7% from RMB8.3 million for the nine months ended September 30, 2018 to RMB47.7 million (US$6.7 million) for the nine months ended September 30, 2019, primarily due to (i) the increase in the number of spaces in operation under U Brand, and (ii) costs associated with two companies engaging in design and build services we acquired in July 2018 increased from RMB6.1 million for the nine months ended September 30, 2018 to RMB26.9 million (US$3.8 million) for the nine months ended September 30, 2019.

  Gross Loss

        Our gross loss was RMB161.9 million for the nine months ended September 30, 2018, as compared to RMB133.9 million (US$18.7 million) for the nine months ended September 30, 2019. Although we recorded gross loss historically, our gross loss as a percentage out of our total net revenue has decreased from 57.4% for the nine months ended September 30, 2018 to 15.3% for the nine months ended September 30, 2019.

  Workspace membership

        Our gross loss of workspace membership was RMB171.7 million for the nine months ended September 30, 2018, as compared to RMB176.6 million (US$24.7 million) for the nine months ended September 30, 2019.

  Marketing and branding services

        Our gross profit from marketing and branding services was RMB39.0 million (US$5.5 million) for the nine months ended September 30, 2019.

  Other services

        Our gross profit of other services was RMB9.4 million for the nine months ended September 30, 2018. Our gross profit from other services was RMB3.7 million (US$0.5 million) for the nine months ended September 30, 2019.

  Pre-opening expenses

        In line with our expansion, our pre-opening expenses increased by 65.0% from RMB14.0 million for the nine months ended September 30, 2018 to RMB23.1 million (US$3.2 million) for the nine months ended September 30, 2019.

  Sales and marketing expenses

        Our sales and marketing expenses increased by 118.6% from RMB22.1 million for the nine months ended September 30, 2018 to RMB48.3 million (US$6.8 million) for the nine months ended September 30, 2019, mainly attributable to (i) the increase in marketing and promotion expenses to attract more members from RMB16.6 million for the nine months ended September 30, 2018 to RMB26.1 million (US$3.7 million) for the nine months ended September 30, 2019, and (ii) the increase in compensation for our sales and marketing personnel and amortization of intangible assets due to our acquisitions from RMB0.8 million for the nine months ended September 30, 2018 to RMB8.5 million (US$1.2 million) for the nine months ended September 30, 2019.

  General and administrative expenses

        Our general and administrative expenses increased by 103.5% from RMB63.3 million for the nine months ended September 30, 2018 to RMB128.8 million (US$18.0 million) for the nine months ended September 30, 2019, mainly attributable to (i) the increase in the number of management and administration personnels which was in line with our co-working space business expansion in the first nine months of 2019 from RMB36.3 million for the nine months ended September 30, 2018 to RMB46.7 million (US$6.5 million) for the nine months ended September 30, 2019, (ii) the increase in office rental, travelling, conference and related expenses from RMB11.8 million for the nine months ended September 30, 2018 to RMB27.9 million (US$3.9 million) for the nine months ended September 30, 2019 (iii) the companies we acquired in the second half of 2018 and the first half of 2019, resulting in the increase in the amount of compensation for our management and administrative personnel from RMB1.2 million for the nine months ended September 30, 2018 to RMB7.8 million

(US$1.1 million) for the nine months ended September 30, 2019, expenses in connection with our operation supporting functions, such as legal and human resources, and administrative expenses; and (iv) an increase in professional fees from RMB15.1 million for the nine months ended September 30, 2018 to RMB18.9 million (US$2.6 million) for the nine months ended September 30, 2019.

  Remeasurement gain of previously held equity interest in connection with step acquisitions

        Our remeasurement gain of previously held equity interest in connection with step acquisitions was RMB0.4 million for the nine months ended September 30, 2019, as compared to RMB27.5 million for the nine months ended September 30, 2018. The amount of change in fair value was recognized in 2018 in relation to the step acquisition achieved in stages in which the initial investments made by us were remeasured to fair value.

  Change in fair value of liabilities to be settled in shares

        Our change in fair value of liabilities to be settled in shares was RMB141.2 million for the nine months ended September 30, 2019, as compared to RMB32.0 million for the nine months ended September 30, 2018. Our change in fair value of liabilities to be settled in shares reflected the increase in the fair value of our equity interests.

  Impairment loss on long-lived assets

        Our impairment loss on long-lived assets was RMB86.5 million (US$12.1 million) for the nine months ended September 30, 2019, as compared to RMB22.9 million for the nine months ended September 30, 2018. The increase in impairment loss was primarily due to an increase in the number of spaces, whose carrying value we expect will not be recoverable.

  Loss from operation

        As a result of the foregoing, our loss from operation was RMB288.6 million for the nine months ended September 30, 2018, as compared to RMB561.4 million (US$78.5 million) for the nine months ended September 30, 2019.

  Interest income

        Our interest income was RMB4.9 million (US$0.7 million) for the nine months ended September 30, 2019, as compared to RMB17.7 million for the nine months ended September 30, 2018, which was primarily generated from our bank balance, short-term investments and loan receivables. The decrease in interest income was primarily because of the maturity of certain short-term investments we purchased.

  Interest expense

        Our interest expense was RMB8.0 million (US$1.1 million) for the nine months ended September 30, 2019, as compared to RMB6.7 million for the nine months ended September 30, 2018, which was primarily associated with our bank loans and other borrowings incurred in the second half of 2018. The increase in interest expense was in line with of the increase in the amounts of our borrowings.

  Subsidy income

        Our subsidy income was subsidies granted by local governments to support the development and operation of co-working spaces. Our subsidy income was RMB20.5 million (US$2.9 million) for the nine months ended September 30, 2019, as compared to RMB14.9 million for the nine months ended September 30, 2018.

  Impairment loss on long-term investments

        Impairment loss on long-term investments was RMB2.0 million (US$0.3 million) for the nine months ended September 30, 2019, as compared to RMB1.0 million for the nine months ended September 30, 2018.

  Other expense, net

        Our other expense, net, was RMB20.5 million (US$2.9 million) for the nine months ended September 30, 2019, as compared to RMB4.7 million for the nine months ended September 30, 2018. Our other expense, net for the nine months ended September 30, 2019 was primarily associated with the early termination of certain leases as well as other ancillary expenses.

  Provision for income taxes

        We had provision for income taxes of RMB1.2 million for the nine months ended September 30, 2018 and RMB4.8 million (US$0.7 million) for the nine months ended September 30, 2019, which was primarily in relation to income taxes incurred by certain companies we acquired in the second half of 2018.

  Loss from equity method investments

        We had loss from equity method investments of RMB1.2 million and RMB1.6 million (US$0.2 million) for the nine months ended September 30, 2018 and September 30, 2019, respectively, primarily due to certain losses recorded in connection with our investees.

  Net loss

        As a result of the foregoing, our net loss was RMB270.9 million for the nine months ended September 30, 2018 as compared to RMB572.8 million (US$80.1 million) for the nine months ended September 30, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

  Net revenue

        Our net revenue increased by 167.9% from RMB167.4 million in 2017 to RMB448.5 million (US$62.7 million) in 2018.

  Workspace membership net revenue

        Our workspace membership net revenue increased by 155.3% from RMB154.5 million in 2017 to RMB394.4 million (US$55.2 million) in 2018, primarily due to the growth in (i) the number of our spaces in operation from 66 as of December 31, 2017 to 162 as of December 31, 2018, (ii) the number of workstations available in the spaces in operation from approximately 23,400 as of December 31, 2017 to approximately 63,700 as of December 31, 2018, and (iii) the number of individual members using workstations from approximately 15,900 as of December 31, 2017 to approximately 38,300 as of December 31, 2018.

        We expanded rapidly in 2018. The number of spaces in operation significantly increased from 66 as of December 31, 2017 to 162 as of December 31, 2018, while our city coverage in Greater China expanded from 27 cities as of December 31, 2017 to 38 cities as of December 31, 2018. As a result, the overall occupancy rate for all our spaces in operation decreased from 68% of December 31, 2017 to 60% as of December 31, 2018 as such many new spaces, in particular those in new geographic markets, required some time to reach maturity and achieve more stable occupancy rates. Therefore, if we continue to expand rapidly, our overall occupancy rate may be adversely affected primarily due to fluctuations in occupancy rate of our non-mature spaces. However, we believe that we have the ability to improve the performance of our spaces in operation leveraging on our management capabilities and our experience of expanding into new markets. As of September 30, 2019, the overall occupancy rate for all our spaces in operation reached 79%.

  Marketing and branding services net revenue

        Our marketing and branding services net revenue was RMB24.6 million (US$3.4 million) in 2018, which was due to the acquisition of a company engaging in marketing and branding services in December 2018.

  Other services net revenue

        Our other services net revenue increased by 128.7% from RMB12.9 million in 2017 to RMB29.5 million (US$4.1 million) in 2018, primarily due to (i) the increase in net revenue generated from interior design and construction services since we acquired two companies engaging in design and build services in July 2018; (ii) the increase in management fees as the number of spaces in operation under U Brand increased from seven as of December 31, 2017 to 14 as of December 31, 2018.

  Cost of revenue

        Our cost of revenues increased by 113.8% from RMB310.4 million in 2017 to RMB663.6 million (US$92.8 million) in 2018.

  Workspace membership

        Our cost of revenue of workspace membership increased by 102.4% from RMB308.7 million in 2017 to RMB624.8 million (US$87.4 million) in 2018, primarily attributable to (i) the increase in lease expenses from RMB202.5 million in 2017 to RMB398.6 million (US$55.8 million) in 2018 due to the expansion of our co-working space business and (ii) the increase in depreciation and amortization expenses from RMB35.6 million in 2017 to RMB78.7 million (US$11.0 million) in 2018.

  Marketing and branding services

        Our cost of revenue of marketing and branding services was RMB22.5 million (US$3.1 million) in 2018, primarily attributable to the costs associated with a company engaging in marketing and branding services we acquired in December 2018, including the costs for advertisement distribution and content design, and employee compensation and benefits.

  Other services

        Our cost of revenue of other services increased by 858.8% from RMB1.7 million in 2017 to RMB16.3 million (US$2.3 million) in 2018, primarily due to (i) the increase in the number of spaces in operation under U Brand and (ii) costs incurred for providing interior design and construction services since July 2018.

  Gross loss

        Our gross loss was RMB143.0 million in 2017, as compared to RMB215.1 million (US$30.1 million) in 2018. Although we recorded gross loss historically, our gross loss as a percentage out of our total net revenue has decreased from 85.4% in 2017 to 48.0% in 2018.

  Workspace membership

        Our gross loss of workspace membership was RMB154.2 million in 2017, as compared to RMB230.5 million (US$32.2 million) in 2018.

  Marketing and branding services

        Our gross profit marketing and branding services was RMB2.1 million (US$0.3 million) in 2018.

  Other services

        Our gross profit from other services was RMB11.2 million in 2017, as compared to RMB13.3 million (US$1.9 million) in 2018.

  Pre-Opening Expenses

        Despite the growth of our co-working space network in 2018, our pre-opening expenses decreased by 16.2% from RMB24.1 million in 2017 to RMB20.2 million (US$2.8 million) in 2018, primarily because we had more managed areas of our co-working spaces under preparation in 2017 than in 2018.

  Sales and marketing expenses

        Our sales and marketing expenses increased by 81.4% from RMB24.7 million in 2017 to RMB44.8 million (US$6.3 million) in 2018, mainly attributable to (i) the increase in marketing and promotion expenses to attract more members and (ii) the increase in compensation for our sales and marketing personnel of business acquired.

  General and administrative expenses

        Our general and administrative expenses increased by 27.5% from RMB93.2 million in 2017 to RMB118.8 million (US$16.6 million) in 2018, mainly attributable to (i) the increase in the number of staff for management and administration in line with our co-working space business expansion in 2018, and (ii) the companies we acquired in the second half of 2018, resulting in the increase in the amount of compensation for our management and administrative personnel, expenses in connection with our operation supporting functions such as legal and human resources, and administrative expenses.

  Remeasurement gain of previously held equity interests in connection with step acquisitions

        Our remeasurement gain of previously held equity interests in connection with step acquisitions was RMB27.5 million (US$3.9 million) in 2018, as compared to nil in 2017, primarily because no step acquisition occurred in 2017. The amount of change in fair value in 2018 was recognized in relation to the step acquisition achieved in stages in which the initial investments made by us were remeasured to fair value.

  Change in fair value of liabilities to be settled in shares

        Our change in fair value of liabilities to be settled in shares was RMB25.6 million (US$3.6 million) in 2018, as compared to RMB33.8 million in 2017. Our change in fair value of liabilities to be settled in shares in 2018 reflected the increase of the fair value of our equity interests.

  Impairment loss on long-lived assets

        Our impairment loss on long-lived assets was RMB111.2 million (US$15.6 million) in 2018, as compared to RMB148.7 million in 2017. The increase in impairment loss was primarily due to an increase in the number of spaces, whose carrying value we expect will not be recoverable.

  Loss from operations

        As a result of the foregoing, our loss from operations was RMB399.9 million in 2017, as compared to RMB456.9 million (US$63.9 million) in 2018.

  Interest income

        Our interest income was RMB21.6 million (US$3.0 million) in 2018, as compared to RMB15.3 million in 2017, which was primarily generated from our short-term investments we purchased in late 2017 and then matured in the second half of 2018.

  Interest expense

        Our interest expense was RMB9.9 million (US$1.4 million) in 2018, as compared to RMB0.1 million in 2017, which was primarily associated with our bank loans and other borrowings incurred in 2018. The increase in interest expense was primarily due to increase in amount of borrowings in 2018.

  Subsidy income

        Our subsidy income was subsidies granted by local governments to support the development and operation of co-working spaces. Our subsidy income was RMB31.8 million (US$4.4 million) in 2018, as compared to RMB18.2 million in 2017, which was primarily due to the increase in the number of spaces entitled to subsidies.

  Impairment loss on long-term investments

        Impairment loss on long-term investment was RMB19.0 million (US$2.7 million) in 2018, as compared to RMB8.0 in million 2017. The increase in impairment loss on long-term investments was primarily related to the impairment of our investment in a company engaged in consulting services.

  Gain on disposal of long-term investments

        Our gain on disposal of long-term investments was generated from our sale of long-term investments. Our gain on disposal of long-term investments was RMB2.0 million (US$0.3 million) in 2018, as compared to RMB0.1 million in 2017.

  Other income (expense), net

        Our other expense, net, was RMB11.7 million (US$1.6 million) in 2018, as compared to our other income, net, of RMB3.1 million in 2017. Our other expense, net, in 2018 was primarily associated with the early termination of certain leases as well as the other ancillary expenses.

  Provision for income taxes

        We had provision for income taxes of RMB0.1 million in 2017 and RMB2.1 million (US$0.3 million) in 2018, which was primarily in relation to the income taxes incurred by certain companies we acquired in the second half of 2018.

  Loss from equity method investments

        Our loss from equity method investments were loss generated from our certain investments, which decreased by 43.8% from RMB1.6 million in 2017 to RMB0.9 million (US$0.1 million) in 2018, primarily due to certain losses recorded in connection with our investees.

  Net loss

        As a result of the foregoing, our net loss was RMB372.9 million in 2017 as compared to RMB445.2 million (US$62.3 million) in 2018.

Non-GAAP Financial Measure

        To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for impairment loss on long-lived assets, impairment loss on long-term investment and change in fair value of liabilities to be settled in shares, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

        The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(372,876)	(445,155)	(62,279)	(270,873)	(572,778)	(80,136)
Add:
Impairment loss on long-lived assets	148,692	111,203	15,558	22,882	86,500	12,102
Impairment loss on long-term investments	8,000	18,990	2,657	1,000	2,000	280
Change in fair value of liabilities to be settled in shares	(33,755)	(25,607)	(3,583)	31,958	141,164	19,750

Adjusted net loss	(249,939)	(340,569)	(47,647)	(215,033)	(343,114)	(48,004)

Liquidity and Capital Resources

  Cash flows and working capital

        Our principal sources of liquidity have been cash provided from capital contributions from our shareholders and short-term/long-term borrowings. As of December 31, 2017 and 2018 and September 30, 2019, we had RMB188.7 million, RMB274.6 million (US$38.4 million) and RMB166.9 million (US$23.4 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi. We had working capital (defined as total current assets deducted by total current liabilities) of RMB21.8 million, deficits of RMB2,156.8 million (US$301.8 million) and RMB551.1 million (US$77.1 million), respectively, as of December 31, 2017 and 2018 and September 30, 2019. Historically, we have not been profitable nor generated positive net cash flows. As of September 30, 2019, we had RMB130.3 million (US$18.2 million) short-term borrowings and RMB29.7 million (US$4.2 million) long-term borrowings. In August 2019, we entered into three credit facility agreements with commercial banks in China for total credit lines up to RMB80 million, and as of September 30, 2019, our credit balance at RMB51.2 million remained available. In November 2019, we entered into a loan agreement with a lender with an annual interest rate of 4.35% in the principal amount of RMB80.0 million. The loan will be provided in four equal installments from December 2019 to September 2020 and will be repayable one year after each installment. In addition to borrowings, we issued a convertible bond of US$10 million to All-Stars in January 2019. See "Description of Share Capital—History of Securities Issuances—Convertible Note Issued to All-Stars SP X Limited." In June 2019, we approved a plan to sell certain assets with the aggregate balances of RMB387.6 million as of September 30, 2019. Those held-for-sale assets are real properties and land use rights for residential use we obtained due to previous acquisitions, which are not expected to be used for our co-working space business. In addition, we continually seek to expand our asset-light model, under which we can reduce upfront capital investment for opening new spaces. We regularly monitor our current and expected liquidity requirements to help ensure that we maintain sufficient cash balances to meet our existing and reasonably likely long-term liquidity needs. Based on our current business plan, we believe that our current cash and cash equivalents, current term deposits, short-term investments and anticipated cash flow from operations and financing activities will exceed our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

        We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See "Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected."

        As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may only provide Renminbi funding to our consolidated VIEs through entrusted loans. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment and governmental control of currency conversion may delay us from using the proceeds of this offering, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business." and "Use of Proceeds." The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See "Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business." and "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders."

        The following table presents our selected combined and consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(151,775)	(52,071)	(7,285)	(54,290)	(231,578)	(32,399)
Net cash (used in) / provided by investing activities	(430,053)	(29,685)	(4,152)	(61,872)	35,267	4,933
Net cash provided by financing activities	498,068	189,862	26,562	124,776	95,531	13,365
Effects of exchange rate changes	(355)	57	7	(48)	986	140
Net (decrease)/increase in cash, cash equivalents and restricted cash	(84,115)	108,163	15,132	8,566	(99,794)	(13,961)
Cash, cash equivalents and restricted cash—beginning of the year/period	283,858	199,743	27,945	199,743	307,906	43,077

Cash, cash equivalents and restricted cash—end of the year/period	199,743	307,906	43,077	208,309	208,112	29,116

  Operating activities

        Net cash used in operating activities was RMB231.6 million (US$32.4 million) for the nine months ended September 30, 2019. The difference between net loss of RMB572.8 million (US$80.1 million) and the net cash used in operating activities was mainly due to (i) amortization of right-of-use assets of RMB214.0 million (US$29.9 million), (ii) depreciation of property and equipment of RMB78.6 million (US$11.0 million), (iii) lease liability of RMB95.9 million (US$13.4 million), (iv) impairment loss on long-lived assets of RMB86.5 million (US$12.1 million), (v) accrued expenses and other current liabilities of RMB4.9 million (US$0.7 million) and (vi) change in fair value of liabilities to be settled in shares of RMB141.2 million (US$19.8 million), partially offset by (i) an increase of right-of-use assets of RMB260.0 million (US$36.4 million) in line with the expansion of our spaces, (ii) an increase in accounts receivable of RMB107.9 million (US$15.1 million) primarily resulting from the consolidation of the receivables of the companies we acquired in the second half of 2018; and (iii) an increase of prepaid expenses and other current assets of RMB40.5 million (US$5.7 million) primarily resulting from the consolidation of the prepaid expenses for advertisement platforms and suppliers for construction and design services associated with the companies we acquired in the second half of 2018. The increase of RMB177.3 million in net cash used in operating activities for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018 was primarily attributable to the increased losses resulting from (i) the companies we acquired in the second half of 2018 and the first half 2019 to expand our offerings; and (ii) our expanded managed areas and spaces. Therefore, if we pursue acquisitions and further expand our managed areas and spaces in the future, our net cash used in operating activities may further increase significantly. See "Risk Factors—We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected."

        Net cash used in operating activities was RMB52.1 million (US$7.3 million) in 2018. The difference between net loss of RMB445.2 million (US$62.3 million) and the net cash used in operating activities was mainly due to (i) amortization of right-of-use assets of RMB288.1 million (US$40.3 million), (ii) impairment loss on long-lived assets of RMB111.2 million (US$15.6 million), (iii) an increase of lease liabilities of RMB574.0 million (US$80.3 million) in line with the expansion of our spaces, (iv) depreciation of property and equipment of RMB79.2 million (US$11.1 million), partially offset by (i) an increase in right-of-use assets of RMB741.4 million (US$103.7 million) in line with the expansion of our spaces, and (ii) an increase in accounts payable of RMB8.8 million (US$1.2 million) which primarily consisted of amount payable for design and construction contractors, resulting from the expansion of our spaces.

        Net cash used in operating activities was RMB151.8 million in 2017. The difference between our net loss of RMB372.9 million and the net cash used in operating activities was mainly due to (i) impairment loss on long-lived assets of RMB148.7 million, (ii) amortization of right-of-use assets of RMB117.4 million, partially offset by an increase in right-of-use assets of RMB457.3 million in line with the expansion of our spaces. and (iii) an increase of lease liabilities of RMB396.6 million in line with the expansion of our spaces.

  Investing activities

        Net cash provided by investing activities was RMB35.3 million (US$4.9 million) for the nine months ended September 30, 2019, which was primarily attributable to (i) loan collected from third parties of RMB210.0 million (US$29.4 million), (ii) settlement of short-term investments of RMB33.2 million (US$4.6 million), partially offset by (i) purchase of property and equipment of RMB112.0 million (US$15.7 million), and (ii) purchase of short-term investments of RMB78.6 million (US$11.0 million).

        Net cash used in investing activities was RMB29.7 million (US$4.2 million) in 2018, which was primarily attributable to (i) purchase of property and equipment of RMB135.2 million (US$18.9 million), (ii) loans provided to third parties of RMB70.0 million (US$9.8 million) and (iii) purchase of short-term investments of RMB32.2 million (US$4.5 million), partially offset by (i) settlement of short-term investments of RMB206.4 million (US$28.9 million) and (ii) cash received for business acquisitions of RMB29.9 million (US$4.2 million).

        Net cash used in investing activities was RMB430.1 million in 2017, which was primarily attributable to (i) purchase of short-term investments of RMB204.8 million, (ii) purchase of property and equipment of RMB146.9 million, and (iii) loans provided to third parties of RMB120.0 million, partially offset by settlement of short-term investments of RMB100.0 million.

  Financing activities

        Net cash provided by financing activities for the nine months ended September 30, 2019 was RMB95.5 million (US$13.4 million), which was primarily attributable to (i) capital contribution from noncontrolling shareholders of RMB4.1 million (US$0.6 million), and (ii) loan received from third parties of RMB73.6 million (US$10.3 million).

        Net cash provided by financing activities in 2018 was RMB189.9 million (US$26.6 million), which was primarily attributable to (i) subscription received to be settled in shares of RMB126.5 million (US$17.7 million), and (ii) loan received from third parties of RMB60.0 million (US$8.4 million), partially offset by loan repaid to third parties of RMB11.3 million (US$1.6 million).

        Net cash provided by financing activities in 2017 was RMB498.1 million, which was primarily attributable to (i) capital contribution from shareholders of RMB328.4 million, and (ii) subscription received to be settled in shares of RMB155.0 million.

Capital Expenditures

        Our capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Our capital expenditures were RMB236.5 million in 2017 and RMB277.0 million (US$38.8 million) in 2018 and RMB133.4 million and RMB47.2 million (US$6.6 million) for the nine months ended September 30, 2018 and 2019, respectively. Our commitments for capital expenditures as of September 30, 2019 were RMB10.6 million (US$1.5 million), which were primarily relating to capital expenditures on leasehold improvement with payment due within one year. See "—Contractual Obligations." We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering.

Contractual Obligations

        The following table sets forth our contractual obligations and commitments as of December 31, 2018.

	Payments Due by Years Ending
	Total	Less than 1 year	1-3 years	3-5 year	More than 5 years
	(in thousands)
Short-term borrowings(1)	85,930	85,930	—	—	—
Long-term borrowings(2)	50,472	29,461	17,797	3,214	—
Capital commitments(3)	61,542	61,542	—	—	—
Investment commitments(4)	3,938	3,938	—	—	—
Lease commitments(5)	3,136,597	552,792	799,372	657,726	1,126,707

Total contractual obligations	3,338,479	733,663	817,169	660,940	1,126,707

(1)
The short-term borrowings for working capital purpose, which primarily include borrowings of RMB43.6 million from commercial banks and a loan of RMB30 million from Red Star Macalline Group Co., Ltd. The annual interest rate of the short-term borrowings ranged from 1.35% to 12%, and estimated interest payments of RMB8,232 were included.

(2)
Long-term borrowings consist of an balance of RMB11.0 million due to Innoven Capital China Pte., Ltd. for a loan with an annual interest rate of 9.5%, an balance of RMB15.0 million from Shenzhen Dinghong Investment Co., Ltd. for a loan with an annual interest rate of 6%, and an balance of RMB13.0 million from a commercial bank with an annual interest rate of 7.03%. Estimated interest payments of RMB5,076 were included.

(3)
Capital commitments relate to capital expenditures on leasehold improvement with payment due within one year.

(4)
Investment commitments relate to our obligation to pay several long-term investments under various arrangements.

(5)
Lease commitments relate to our obligation to pay under lease agreements.

Holding Company Structure

        Ucommune Group Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result,

our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

        In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China's foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary's discretion.

        As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business." As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrusted loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity's nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our combined and consolidated financial statements against the consolidated affiliated entity's share capital.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risk

  Foreign currency risk

        Renminbi is not a freely convertible currency. SAFE, under the authority of the People's Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB184.4 million, RMB271.6 million and RMB149.6 million as of December 31, 2017 and 2018 and September 30, 2019, respectively.

        We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against the RMB, from the exchange rate of RMB7.1477 for US$1.00 as of September 30, 2019 to a rate of RMB7.8625 to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB7.1477 for US$1.00 as of September 30, 2019 to a rate of RMB6.4329 to US$1.00, will result in a decrease of RMB              million in our net proceeds from this offering.

  Inflation risk

        Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our combined and consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses that have been identified relates to (i) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and (ii) insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We are required to do so only after we become a public company. Once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

        To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work. We have recruited staffs with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. Also we have supplemented and enhanced internal training and development programs for financial reporting personnel. Additionally, when entering into complex transactions, we will utilize a third party consultant for accounting services as additional resources.

        We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. See "Risk Factors—Risk Factors Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Recent Accounting Pronouncements

        For detailed discussion on recent accounting pronouncements, see Note 2 to our combined and consolidated financial statements.

INDUSTRY OVERVIEW

Overview of China's Co-working Space Industry

        A co-working space is an office space where different companies or individuals share the same work environment, creating a community in the office space. Generally, co-working space providers enter into long-term lease agreements with office landlords and design and/or build those offices as co-working spaces with modern and flexible layout, then lease the spaces and provide integrated office solutions to enterprises or freelancers. In addition to office-related services, co-working space providers provide various types of services, for example, individual services, such as catering, fitness, healthcare, training and entertainment, and general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services. These services aim to attract and retain members and generate additional revenue for co-working space providers, playing an increasingly important role in the co-working space value chain.

Market Size

        According to Frost & Sullivan, the market size of China's co-working space industry, comprising of rental revenue and service revenue, grew from RMB1.17 billion in 2013 to RMB17.41 billion in 2018 at a CAGR of 71.7%, and is expected to grow further to RMB132.28 billion in 2023 at a CAGR of 50.0%.

Market Size of Co-working Space Industry in China, by Revenue, 2013-2023E

Source: Frost & Sullivan

Penetration Rates

        The co-working space industry is gradually gaining acceptance and becoming mainstream in tier-1 and new tier-1 cities in China, evidenced by the increasing penetration rate, which is defined as the percentage of the area of co-working spaces relative to the total area of the commercial office buildings. According to Frost & Sullivan, China's total area of commercial office buildings increased from 244.0 million m2 in 2013 to 370.8 million m2 in 2018, and is expected to reach 509.4 million m2 in 2023. According to Frost & Sullivan, the penetration rate of co-working spaces in the relatively more mature commercial office market in tier-1 cities increased from 0.7% in 2013 to 6.4% in 2018, and is expected to reach 10.8% in 2023; the penetration rate of co-working spaces in new tier-1 cities increased from 0.6% in 2013 to 4.6% in 2018, and is expected to reach 7.4% in 2023. As the co-working space business model becomes more widely accepted in China, the penetration rate is expected to gradually increase in lower tier cities. Growth in the co-working space rental market in

China is expected to take place primarily in tier-1 cities, with further growth originating from new tier-1 cities and moderate growth in lower tier cities.

Penetration Rates of Co-working Space in Tier-1 Cities and New Tier-1 Cities in China as a Percentage of Total Area of Commercial Office Buildings, 2013-2023E

Source: Frost & Sullivan

Competitive Landscape

        According to Frost & Sullivan, China's co-working space industry is rapidly evolving in recent years and relatively dispersed. The top ten players accounted for 21.2% of total market share in terms of revenue for the nine months ended September 30, 2019, among which Ucommune is the largest player with a market share of 4.7% while each of the second to fifth players had market share ranging from 2% to 3%, according to Frost & Sullivan. Industry consolidation has been taking place as the co-working space business model evolves and market leaders strengthen their positions. The industry is expected to shift from a purely physical space growth model driven by the increase in the number of spaces and workstations to a space-and-service driven model with service revenue being the growth engine.

Key Drivers

        According to Frost & Sullivan, the key drivers for China's co-working space industry include:

  Continuing urbanization and urban transformation

        China's urbanization rate increased from 53.7% in 2013 to 59.5% in 2018, and is expected to reach 64.9% in 2023, according to Frost & Sullivan. Continuing urbanization results in increased labor supply in urban areas, leading to increased demand for renewed, innovative, cost-effective and environmentally sustainable buildings and other infrastructure in the context of urban transformation.

  Flexible solutions addressing shortcomings of traditional workspaces

        Traditional workspaces, generally offered under a long-term lease with a large amount of upfront payment as lease deposit, are costly and rigid. Enterprises generally have to spend time and money to refurbish or renovate the spaces prior to occupancy. According to Frost & Sullivan, in today's changing environment, enterprises are looking for flexible solutions that enable them to expand and/or adjust promptly and cost-effectively in response to business developments. Accordingly, we believe traditional workspaces, the shortest tenancy of which normally ranges from three to four years according to Frost & Sullivan, are less appealing to enterprise tenants, while co-working spaces can satisfy the need of both large enterprises and SMEs.

        According to Frost & Sullivan, the established extensive network of co-working spaces provides large enterprises with sufficient and variable number of spaces and workstations in accordance with their workforce growth and geographic expansion, facilitating their penetration into new markets in China and overseas with time and cost efficiency.

        SMEs generally are characterized as operating in small teams and value fast development and agility in response to the changing economic and industry environment. As a result, SMEs naturally look for flexible office space solutions at cost-effective prices. Co-working spaces offer SMEs more cost-effective solutions by reducing costs for deposits and refurbishment. For example, co-working spaces could result in up to 35% per employee savings compared to traditional offices in same or similar locations in tier-1 cities in China, according to Frost & Sullivan. Furthermore, by providing various options in terms of locations, sizes, lease terms and facilities, co-working spaces offer a seamless and fast onboarding process that fits SMEs' needs in a fast-paced development lifecycle.

        According to Frost & Sullivan, co-working space clients find that the community and the interactive nature of having many employees of different enterprises working in one co-working space can result in improved productivity. The environment also leads to demand for "one-stop" services, including, among others, (i) individual services such as catering, fitness, healthcare, training and entertainment, (ii) general corporate services such as corporate secretary, human resources, legal, finance, IT support and tax services, (iii) incubation services, (iv) design and build services, (v) advertising, marketing and branding services, and (vi) consultation and operation services for spaces under asset-light model, which are expected to create synergies with traditional offline business.

  Rise of the sharing economy and demand from Generation Z

        According to Frost & Sullivan, the sharing economy has become increasingly popular over the past few years in China, driven by the continuing urbanization and Generation Z's desire for value, quality and variety in the work place. According to National Bureau of Statistics of China, the population of Generation Z was approximately 336.3 million in 2018, representing approximately 24.1% of the total population in China. The sharing economy reshapes the way of living and provides people with a new lifestyle, increasing market acceptance of co-working spaces, which can offer flexible office space solutions and various services.

        Moreover, according to Frost & Sullivan, Generation Z is becoming the main force of the working population in China and they value the quality of working places as they consistently seek improved lifestyle and living standards. Offices that attract Generation Z do not simply offer a space for work, but provide quality facilities and aesthetic designs, as well as a vibrant community with collaborative atmosphere and social interaction. Most co-working spaces can satisfy such needs of Generation Z, providing them with an extensive network to share knowledge and resources towards achieving their career goals.

  Strong growth in number of SMEs under favorable government policies

        In recent years, China has been encouraging entrepreneurship and innovation, resulting in a surge of entrepreneurial activities across the country. Newly registered enterprises in China grew from 2.5 million in 2013 to 6.7 million in 2018, representing a CAGR of 21.8%, according to Frost & Sullivan. China has also promulgated policies to encourage co-working spaces to support and incubate SMEs. For example, in 2016 the State Council issued Guidance on Accelerating the Development of Working Spaces for Entrepreneurs to Serve the Transformation and Upgrading of the Real Economy, encouraging the implementation of incentives and subsidies for, as well as investment in, start-up incubators and co-working spaces. The Ministry of Science and Technology issued National Strategy Planning on Start-up Incubators in 2017, planning to build a multi-type and multi-level start-up incubator services system by 2020. The number of SMEs is expected to continue to rise under favorable policies, creating greater demand for co-working spaces forward.

  Increased demand for smart working

        To improve efficiency and to save costs, enterprises tend to switch to co-working spaces to access smart office systems, integrated online platforms, and advanced and tailored technology support throughout their lifecycles. According to Frost & Sullivan, technology development will facilitate the growth of the co-working space industry, making it possible for people to work without location restrictions.

  High demand for fully equipped workspaces

        Enterprises have to spend time and resources in office decoration and facilities. Any delay caused by complex design and build process in office decoration may negatively affect the commencement of business and daily operation. Moreover, according to Frost & Sullivan, enterprises, in particular, SMEs, often lack negotiation power or experience and therefore end up paying higher prices when purchasing things such as fixtures, equipment and furniture. Accordingly, according to Frost & Sullivan, a fully equipped co-working space that includes facilities, furniture, high-speed internet and a staffed reception is appealing to enterprises, helping them to achieve time and cost efficiency. In addition, co-working space providers can achieve economies of scale when offering fully equipped workspaces, which was in line with government's environmentally sustainable development goal.

  Demand for professional management of small-sized office spaces

        It is common in China that a single commercial office building contains numerous small-sized office spaces owned by different individual owners. In general, these individual owners lack capabilities and resources to operate these office spaces profitably, resulting in strong demand for professional management of such spaces. Co-working space providers are well-positioned to provide professional management services of small-sized office spaces as they have a large base of upstream SME members who are potential users, as well as the expertise to manage workspaces of different sizes.

China's Co-working Space Rental Market

        China's co-working space rental market has experienced rapid growth since its emergence. According to Frost & Sullivan, China's co-working space rental market in terms of revenue from co-working spaces, grew from RMB1.07 billion in 2013 to RMB15.30 billion in 2018 at a CAGR of 70.2%, and is expected to reach RMB64.10 billion in 2023 at a CAGR of 33.2%, according to Frost & Sullivan.

        Rapid growth in the number of available workstations is expected to further drive the growth of the co-working space rental market. The number of China's co-working workstations has increased from approximately 91,500 in 2013 to 1.3 million to 2018 at a CAGR of 69.4%, and is expected to reach 3.7 million in 2023 at a CAGR of 23.6%, according to Frost & Sullivan. Along with the increase in the number of workstations, China's co-working space area has increased from 0.6 million m2 in 2013 to 8.9 million m2 in 2018 at a CAGR of 69.4%, and is expected to reach 25.8 million m2 in 2023 at a CAGR of 23.6%, according to Frost & Sullivan.

China's Co-working Space Service Market

        Co-working space providers, in addition to providing spaces and workstations, also offer services primarily including (i) individual services, such as catering, fitness, healthcare, training and entertainment, (ii) general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services, (iii) incubation services helping start-ups grow, such as management training, marketing and equity financing, (iv) design and build services, (v) advertising, marketing and branding services, and (vi) consultation and operation services for spaces under asset-light model. As co-working space member base expands and community becomes more vibrant, there are opportunities to extend services to enterprises and individuals both in and beyond co-working spaces, such as community e-commerce.

        According to Frost & Sullivan, China's co-working service market grew from RMB0.09 billion in 2013 to RMB2.11 billion in 2018 at a CAGR of 87.9%, and is expected to reach RMB68.18 billion in 2023 at a CAGR of 100.4%, representing 51.5% of the expected total revenue of the co-working space market in 2023.

        Moreover, services can help co-working space providers monetize the traffic in workspaces and achieve higher operating efficiency. Therefore, co-working space services are expected to become the key growth driver for China's co-working space industry in the future, according to Frost & Sullivan.

Asia Co-working Space Industry

        The market size of co-working space industry in Asia, comprising of rental revenue and service revenue, increased from US$0.25 billion in 2013 to US$3.52 billion in 2018 at a CAGR of 69.7%, according to Frost & Sullivan. China has been driving the growth in Asia's co-working space industry, resulting in a growth rate higher than that of the U.S. market during the same period.

        In the future, China, Japan, South Korea and Singapore, as well as other emerging markets such as Indonisia and Philippines, are expected to be the main markets driving the growth in co-working space industry in Asia. The market size is expected to reach US$29.06 billion in 2023 at a CAGR of 52.5% from 2018, according to Frost & Sullivan.

Market Size of Co-working Space Industry in Asia, by Revenue, 2013-2023E

Source: Frost & Sullivan

Market Opportunities

        According to Frost & Sullivan, the penetration rates of China's co-working space industry are expected to significantly increase, if (i) the co-working space business model becomes more widely accepted and therefore more enterprises are willing to transfer from traditional workspaces to co-working spaces despite restrictions from existing tenancy and incurred refurbishment cost, resulting in an increase in the demand of co-working space workstations; and (ii) there are sufficient resources, including capital and labor, for co-working space providers to build out and launch new spaces, resulting in an increase in the supply of co-working space workstations. Therefore, co-working space providers in China face greater market opportunities.

        According to Frost & Sullivan, based on the Economic Census conducted by National Bureau of Statistics of China and the increasing urbanization rate, approximately 110.4 million workers in China are expected to require workstations and office services in daily work, who are referred to as workstation users, in 2023. Among these workstation users, 23.1% and 24.5% are estimated to be based in tier-1 cities and new tier-1 cities, respectively. Frost & Sullivan estimates that 35% of the workstation users in tier-1 cities, 30% of the workstation users in new tier-1 cities and 10% of the workstation users in lower tier cities intend to use co-working spaces. As a result, the number of addressable workstation users for China's co-working space industry is estimated to be approximately 22.8 million in 2023.

        Co-working space providers can receive (i) rental revenue for leasing a workstation to an addressable workstation user, and (ii) service revenue for providing various types of services to such workstation user. The rental and service revenue vary in different tiers of cities in China. According to Frost & Sullivan:

  •
  there are expected to be 8.9 million, 8.1 million and 5.8 million addressable workstation users in tier-1 cities, new tier-1 cities and lower tier cities, respectively, in 2023;

  •
  the average rental revenue in tier-1 cities, new tier-1 cities and lower tier cities is expected to be RMB2,320 per month per workstation, RMB1,449 per month per workstation, and RMB1,043 per month per workstation, respectively, in 2023; and

  •
  the average service revenue in tier-1 cities, new tier-1 cities and lower tier cities is expected to be RMB2,801 per month per workstation, RMB1,874 per month per workstation, and RMB1,225 per month per workstation, respectively, in 2023.

        For each tier of cities in China, the corresponding addressable market in terms of revenue is calculated by multiplying the estimated average rental revenue together with service revenue per workstation in the co-working space industry to the estimated number of addressable workstation users. Based on the foregoing, Frost & Sullivan estimates that the total potential addressable market in terms of revenue for China's co-working space industry will be approximately RMB1.03 trillion in 2023 which equals the sum of the then addressable market in tier-1 cities, new tier-1 cities and lower tier cities.

 Addressable Workstation Users and Addressable Market of Co-working Space Industry in China, 2023E

Source: National Buraeu of Statistics of China, Frost & Sullivan

Notes:

(1)
The demand for workstations comes from industries including Financial Intermediation, Real Estate, Leasing and Business Services, Scientific Research, Technical Service and Geologic Prospecting, Management of Water Conservancy, Environment, Services to Households and Other Services, Education, Health, Social Security and Social Welfare, Culture, Sports and Entertainment, Public Management and Social Organization.

(2)
Frost & Sullivan assumes the industry average area per co-working space workstation to be seven m2.

(3)
In China's co-working space industry, the average rental revenue in tier-1 cities, new tier-1 cities and lower tier cities is expected to be RMB2,320 per month per workstation, RMB1,449 per month per workstation and RMB1,043 per month per workstation, respectively, in 2023; the average service revenue in tier-1 cities, new tier-1 cities and lower tier cities is expected to be RMB2,801 per month per workstation, RMB1,874 per month per workstation and RMB1,225 per month per workstation, respectively, in 2023.

BUSINESS

What is Ucommune

        We are China's leading co-working community operator with global impact and ambitions. We operate the largest co-working space community in China in terms of the number of co-working spaces, aggregate managed area and number of cities covered in China as of September 30, 2019, according to Frost & Sullivan.

        Our mission is to cultivate a new working culture anchored in four pillars: "Sharing, Innovation, Responsibility and Success for all."

        Through hard work in the past four years, we have redefined the working culture and positioned ourselves as an iconic brand in China's urban life. We have built a unique nationwide platform, distinguishing ourselves through seamless integration of physical spaces offline and member community online, to empower our members to fulfill their dreams. We provide our members with flexible and dynamic workspaces and services in response to their diversified business needs, convenient and high-quality facilities for their people to learn and live, and an open and vibrant environment to connect, share, grow and succeed. Relentlessly, we are fostering our intelligent co-working ecosystem on a global scale, where our members can leverage our network to unleash their potential and collectively create maximum value.

        We believe that together with Ucommune, our members become stronger.

Overview

        The urban transformation and the revolution in working culture in China have created a strong demand for flexible and innovative working space, creating a unique and significant opportunity for the co-working space industry in China. Our Ucommune brand is the most recognized co-working space brand in China according to Frost & Sullivan. Our leading brand position, which is evidenced by brand awareness and member satisfaction according to the survey conducted by Frost & Sullivan in 2019, demonstrates our operational excellence, and supports our future development. We operate the largest co-working space community in China in terms of the number of co-working spaces, aggregate managed area and number of cities covered in China as of September 30, 2019, according to Frost & Sullivan.

        Our nationwide co-working space network covers economically vibrant regions, including all the tier-1 and new tier-1 cities in China. Such unique and comprehensive network provides our enterprise members with flexible and cost-efficient office space solutions, helping them to expand into new geographic locations and enhance productivity. We are also actively involved in the urban transformation of older and under-utilized buildings, redefining the commercial real estate sector in China. We believe the establishment of a Ucommune co-working space can attract more traffic to and improve the image of the surrounding neighborhood. Leveraging our physical spaces, we also offer comprehensive services to empower our members, which we refer to as U Plus services.

        Our expertise in the real estate and retail industries has enabled us to operate our co-working spaces with high efficiency. Since the launch of our first co-working space in September 2015, we have replicated our success across China and expanded our footprint overseas by leveraging our strong management and chain operating capabilities. We had 197 co-working spaces across 41 cities in Greater China and Singapore as of September 30, 2019. As of the same date, we had 171 spaces in operation, providing approximately 72,700 workstations to our members and we also had 26 spaces under construction or preparation for construction, most of which we expect to be in operation in the fourth quarter of 2019 and throughout the year of 2020. The following map illustrates our co-working space network in Greater China as of September 30, 2019:

        In addition, we have spaces operated by our associates (which refer to the spaces in which we have a minority interest investment but are operated by our associates and we do not consolidate the revenue from such spaces) to supplement our co-working space network. When members need co-working space services in locations in which we do not operate, we refer them to the spaces operated by our associates and share our service experiences for such members with our associates. This network of spaces operated by our associates allows members to expand into new geographic locations by receiving a similar level of services as provided by our co-working spaces. As of September 30, 2019, we had seven spaces operated by our associates across four cities in Greater China and New York.

        In addition to the self-operated model, we have also developed an asset-light model, under which we provide space design and build as well as management services to develop and manage co-working spaces for landlords who bear most of the capital investments to build out and launch new spaces. The asset-light model allows more landlords to benefit from our professional capabilities and strong brand recognition, which in turn enables our business to scale at a cost-efficient manner. As of September 30, 2019, we had 39 spaces under the asset-light model with managed area of approximately 138,700 m2, representing 22.8% of the aggregate managed area of approximately 608,600 m2 of all co-working spaces. In both 2018 and the nine months ended September 30, 2019, we generated operating profit from the subsidiary that operates co-working spaces under our asset-light model. We intend to further develop the co-working space business under our asset-light model as one of our major growth drivers.

        The profitability profile of our co-working space services is partly driven by the maturity of our co-working spaces, or the length of time a space has been open to our members. We define spaces that have been open for more than 24 months as mature spaces. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to drive member acquisition is complete and the space typically generates a recurring stream of revenue and cash flows. As of September 30, 2019, the overall occupancy rate for our 171 spaces in operation and 65 mature spaces was approximately 79% and 83%, respectively. As we continue to pursue rapid growth, we continue to operate in a state where the majority of our spaces are non-mature and have not reached stable cash flow. As of September 30, 2019, only approximately 38% of our spaces in operation were mature, with the remaining 62% of our spaces in operation having been open for 24 months or less. If we stopped investing in our growth and instead allowed our existing pipeline of spaces to mature, we would no longer incur capital investments to build out new spaces or the initial expenses associated with driving member acquisition at new spaces. Rather, we expect that each mature space would generate a recurring stream of revenue and cash flows. We believe that the flexibility to manage our growth by focusing on our existing pipeline of spaces and allowing them to mature presents us with an opportunity to manage our profitability profile.

        While physical office spaces constitute our core offering, we have built a smart and integrated platform connecting offline and online services via technology innovation. Our app U Bazaar, smart office system, IoT solutions and data management system, Udata, have together created a seamless working experience for our members to go beyond physical spaces and provided them with convenient access to our comprehensive U Plus services, resulting in enhanced member loyalty and an expanded member base. As of September 30, 2019, we had approximately 609,600 members, including approximately 584,600 individuals and 25,000 enterprises, ranging from large enterprises to SMEs.

        Co-working spaces give us a unique access to a large base of urban population with high disposable income in the office setting, providing us with great potential monetization opportunities. Our individual members using workstations generally spend eight hours in our spaces during working days, building rapport with our Ucommune community and generating a large amount of traffic and data. Powered by our technology capabilities, we are able to offer various U Plus services meeting our members' needs and preferences and build a vibrant Ucommune community serving a wider group of members beyond the physical spaces. Cooperating with approximately 700 business partners and more than 30 investees, we provide a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize our community. We receive revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including (i) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (ii) fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

        We have experienced rapid growth since our inception. Our total net revenue increased by 167.9% from RMB167.4 million in 2017 to RMB448.5 million (US$62.7 million) in 2018, and increased by 209.9% from RMB282.2 million for the nine months ended September 30, 2018 to RMB874.6 million (US$122.4 million) in the same period of 2019. Our spaces in operation increased from 66 as of December 31, 2017 to 162 as of December 31, 2018 and further to 171 as of September 30, 2019. Our member base increased from approximately 101,100 as of December 31, 2017 to approximately 252,000 as of December 31, 2018 and further to approximately 609,600 as of September 30, 2019.

        The following chart illustrates our business model:

Our Strengths

China's Leading Co-working Space Brand Rooted in Deep Understanding of Local Market Dynamics

        Our Ucommune brand is the most recognized co-working space brand in China according to Frost & Sullivan, reflecting our leading position with operational excellence, and supporting our future development. We are the largest co-working space provider in China in terms of the number of co-working spaces, the aggregate managed area and the number of cities covered in China as of September 30, 2019, according to Frost & Sullivan. From the launch of our first co-working space in September 2015 to September 30, 2019, we have successfully built our co-working space network consisting of 197 co-working spaces across 41 cities in Greater China and Singapore. In addition, we have spaces operated by our associates to supplement our co-working space network. When members need co-working space services in locations in which we do not operate, we refer them to the spaces operated by our associates and share our service experiences for such members with our associates. This network of spaces operated by our associates allows members to expand into new geographic locations by receiving a similar level of services as provided by our co-working spaces. As of September 30, 2019, we had seven spaces operated by our associates across four cities in Greater China and New York.

        Centering on our brand, we have established a unique and extensive network of co-working spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, and offer various office space solutions and services. As a result, we are able to provide enterprise members with flexible and cost-efficient office space solutions, especially for their geographic expansion, helping them to achieve potential and enhance productivity. As of September 30, 2019, we had approximately 25,000 enterprise members ranging from large enterprises to SMEs.

        Our leading position largely benefits from our deep understanding of local market dynamics. Our management team has decades of experience in China's commercial real estate industry, deep understanding of China's urban development, and extensive local knowledge. In light of China's fast-paced development, both SMEs and large enterprises demand for cost-effective and flexible office space solutions. Based on our unique and extensive network of co-working spaces and our Chinese cultural background, we have developed a deep understanding of the needs and preferences of enterprises in China.

        In addition, we contribute our local knowledge and expertise to fulfilling our corporate responsibilities. Our well-recognized brand enables us to revitalize the properties that we occupy and improve the neighborhood where our spaces are located. By transforming under-utilized buildings across China to modern co-working spaces, we have built a vibrant community with a large number of members, thus benefitting the surrounding office buildings, shopping malls and restaurants and improving consumers' perception of the adjacent community. As of September 30, 2019, we had completed the transformation of 12 old buildings to co-working spaces in several tier-1 and new tier-1 cities such as Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and Wuxi.

        Moreover, our leading position and strong brand exemplify China's highest co-working space industry standard operating procedure, or SOP, attracting more real estate developers and owners to partner with us under our asset-light model. In addition, as our brand is further enhanced through our technology-driven platform that integrates members, business partners, traffic and data, we are able to offer more services meeting the needs and preferences of our members and diversify monetization opportunities. We believe we are well-positioned to capture the growth of China's co-working space industry and strengthen our leading position.

Superior Space Operating Efficiency and Chain Operating Capabilities

        Our capabilities in sourcing, design and build, and management are the foundation of our success in operating co-working spaces with high efficiency.

  •
  Sourcing.  Our management team has decades of experience in commercial real estate and has a deep understanding of urban development and local knowledge. Our leading brand and strong value proposition to our community have resulted in strategic partnerships with more than ten leading commercial real estate developers and owners in China. We are able to access real estate opportunities that suit our sourcing and growth strategies and obtain long-term lease pipeline for properties at favorable terms. As of the date of the prospectus, we have entered into strategic cooperation agreements with a number of property providers in connection with the proposed development of co-working spaces with an aggregate area of approximately two million m2.

  •
  Design and Build.  With a team of over 50 experienced architects and designers, we have built strong in-house design and build capabilities to reduce build-out cost and time, maintain high quality and consistently create innovative solutions tailored to our members' needs. Our design philosophy combines "Design, Skill and Technology" together with providing one-stop spaces upgrade services. Our integrated design and build capabilities largely improve the space opening efficiency. It typically takes us about three to five months to open a space under U Space category. According to Frost & Sullivan, the industry average time from taking possession of a space to operation is approximately six months. As of September 30, 2019, our team had involved in the design of over 48 projects across 20 cities for approximately 562,000 m2 area. Certain design plans of our spaces have been published in renowned architecture websites and received positive feedback. With our continuously enhanced design and build capabilities, we will provide customers with prefabricated office design products.

  •
  Management.  Together with the efforts of our operation and community management team including, among others, more than 200 operating staff with hotel operation or other service industry experience, we have achieved a higher occupancy rate than our peers. As of September 30, 2019, our overall occupancy rate was 79% for all spaces in operation, compared to the industry average of 62%, according to Frost & Sullivan. For all mature spaces, our overall occupancy rate was 83% as of September 30, 2019.

        We have replicated our success across China and expanded our footprint overseas as a result of our strong chain operating capabilities, enabled by our nationwide presence, proprietary operation system and product standardization. We have combined a centralized system for nationwide co-working space planning and product standardization and local expertise to manage the day-to-day operations in each co-working space. Our proprietary operation system, UDA, is a customized solution designed for our co-working space operation. It manages and monitors conference rooms and workstations in hundreds of co-working spaces simultaneously, improving our operating efficiency and enhancing our members' experience. We have standardized our co-working spaces into three categories including Premium, Superior and Standard, accommodating different needs from our members.

        Our superior operating efficiency and chain operating capabilities lead to high scalability under asset-light model. Landlords benefit from our management expertise through our provision of a full range of space operation services and customized office space solutions. As of September 30, 2019, we had 39 spaces under the asset-light model with managed area of approximately 138,700 m2, representing 22.8% of the aggregate managed area of approximately 608,600 m2 of all co-working spaces. In both 2018 and the nine months ended September 30, 2019, we generated operating profit from the subsidiary that operates co-working spaces under our asset-light model. The asset-light model can free up a large capital investments to build out and launch new spaces, allowing us to expand our co-working space network at a faster pace, generate sustainable service revenue and achieve profitability more quickly.

Technology-driven Platform

        Supported by our strong technology capabilities and a dedicated team with extensive internet and technology industry background, we have built an integrated platform consisting of U Bazaar, smart office system, IoT solutions and data management system, Udata, to effectively serve our members both offline and online and to create more monetization opportunities.

        U Bazaar is connected to several smart office tools, enabling members to easily manage office logistics and operations, such as conference room and workstation booking, workstation log-in, smart device operation and calendar management. Through U Bazaar, our members also enjoy various services, ranging from individual services such as catering and healthcare to general corporate services such as corporate secretary and legal services. In addition, we equip our spaces with smart office system and IoT solutions, promoting automated services including smart conference, cloud-based printing, facial recognition entrance and other cloud-based security control. Our Udata applies data analytics and AI algorithms to analyze the large amount of data generated in our community. Udata provides us with a better understanding of our members' demands and preferences, enabling us to offer customized and satisfactory services to them.

        Our technology-driven platform has not only improved work efficiency and experience of our members, thereby improving member stickiness, but also improved our operational cost effectiveness. As of September 30, 2019, one operating staff operated on average approximately 2,350 m2 of our spaces in China, exceeding the industry average of approximately 1,350 m2 according to Frost & Sullivan. Moreover, by integrating offline and online services on our platform, we have created a strong connection among our members and between our members and our business partners, fostering a vibrant community around our brand with diversified monetization opportunities.

Dynamic Co-working Ecosystem Empowering Enterprise Members

        Our dynamic co-working ecosystem provides a compelling value proposition to empower enterprise members; as our enterprise members understand our value, this increases member stickiness and drives our growth.

        We offer our enterprise members a full suite of office space solutions and U Plus services. We cooperate with our business partners and investees to provide our enterprise members with high-quality services at favorable prices such as general corporate services, incubation and corporate venturing services, design and build services and advertising and branding services. We are also dedicated to creating business opportunities through dynamic interactions among our enterprise members and our business partners and investees. With the expansion of Ucommune community, we believe our compelling value proposition can benefit our enterprise members of all types and sizes.

        We maintain a healthy member mix of large enterprises and SMEs. Our extensive co-working space network and customization capability suit the needs of large enterprises including Meituan (HKEX: 3690), Nike (NYSE:NKE) and ByteDance for flexible and cost-efficient office space solutions, which provide us with steady revenue streams. Our office space solutions and U Plus services serve SME members throughout their life cycle, helping them grow their business, expand into new geographic locations and reduce operating costs.

        Our dynamic co-working ecosystem has led to high member loyalty and attracted more enterprise members and business partners, which in turn makes it a more vibrant environment for our community.

Diversified Monetization Channels Enabled by Expansion of Member Base beyond Physical Spaces

        Our co-working spaces and technology-driven platform give us unique access to a large base of urban population with high disposable income in an office setting, providing us with great potential monetization opportunities.

        Our individual members using workstations generally spend eight hours in our spaces in working days, building rapport with our Ucommune community and generating large amount of traffic and data. We are dedicated to meeting individual members' strong and various demands. We cooperate with our business partners and investees to provide individual members with comprehensive services such as cafeteria, cafe, gyms, self-service supermarkets, vending machines, massage chairs, sleep pods, training and entertainment. We receive revenue from providing these services. We also receive revenue from our business partners and investees through different arrangements, including (i) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (ii) fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services. Through this, we have not only diversified our monetization channels, but have also expanded our membership beyond the physical spaces. We have experienced rapid growth in our member base. Our individual members increased from approximately 97,500 as of December 31, 2017 to approximately 239,700 as of December 31, 2018 and further to approximately 584,600 as of September 30, 2019.

        Powered by our technology capabilities, we are able to leverage the large amount of traffic in Ucommune community to explore new monetization initiatives. For example:

  •
  We promote community e-commerce through cooperation with our business partners and investees. We launched U Product in August 2019, whereby our members and their social contacts can participate in group purchases of high-quality products at favorable prices ordered on our platform and delivered to our spaces. We had processed an aggregate of approximately 15,200 U Product orders with GMV of RMB8.8 million in August and September 2019.

  •
  We provide precision marketing services through U Bazaar and our co-working spaces. We leverage our technology to analyze the large amount of data on our platform, which enables us to help our advertisers understand consumers' needs and preferences. We have integrated our smart advertising and branding platform with U Bazaar to facilitate our members to purchase the service and make the advertisements available at the screens and digital displays in our spaces.

        These initiatives enable us to bring more value to our members, business partners and investees and build a vibrant community serving wider group of members beyond the physical spaces.

Visionary and Innovative Management with Proven Track Record

        We have a visionary and innovative management team with a unique combination of experience in commercial real estate and technology sectors. Our management team has gained extensive industry background and experience with market leading players such as IWG plc (previously known as Regus), CapitaLand, Zaha Hadid Architects and Dentsu Aegis Network.

        Our management team is led by our founder, Chairman of the Board of Directors and Chief Executive Officer, Dr. Daqing Mao, who has over 20 years of working experience in commercial real estate industry. Before establishing Ucommune, he served as the general manager of Bohai-Rim region at CapitaLand China Holdings Pte Ltd for over 13 years, accumulating expertise and insights in operation and monetization in commercial real estate industry.

Our Strategies

Reinforce Leading Market Position by Pursuing Target Expansion

        We plan to strategically expand our operations to select markets and believe our expansion will reinforce our market position. In particular, we intend to pursue expansion by focusing on the following approaches:

  •
  Increase our managed area and the number of workstations by launching more spaces in cities with existing coverage and expanding to additional cities.

  •
  Further explore the potential of property management and leasing of small-sized commercial properties under our U Studio category. We believe we can generate higher margins with these spaces, leveraging our capabilities and scale of economics. Therefore, we plan to devote more resources to the expansion of our U Studio category to other tier-1 cities in China in the coming few years.

  •
  Expand in our target overseas markets. We see significant opportunities to grow in overseas regions with active new economy, such as Asia. We intend to serve as a linkage to help foreign companies enter the China market by leveraging Ucommune's strong network in China and support China's new economy companies to expand their overseas footprint and rapidly adapt to local markets.

Explore Growth under Asset-light Model with our Enhanced Brand Recognition

        With the strong capabilities evidenced by the operation of our spaces, especially spaces under U Space, we have established our strong brand. We have further incorporated the finest details of our operation into our proprietary SOP, which exemplifies China's highest co-working space industry standard.

        We intend to further develop the co-working space business under our asset-light model as one of our major growth drivers. We believe our leading position, strong brand and operating capabilities will attract more real estate developers and owners to partner with us under our asset-light model. The growth in the operation under the asset-light model can effectively reduce our capital investments to build out and launch new spaces and further achieve economies of scale by monetizing our operating capabilities, which we believe will help us become the largest office property manager and operator in China.

Further Expand U Plus Services to Refine our Ecosystem

        We will further explore the potential to monetize our operating capabilities. Our capabilities in sourcing, design and build, and management enable us to provide whole package space services. Urban transformation in China has resulted in increased demand for renewed, innovative, cost-effective and environmentally sustainable buildings and other infrastructure. Therefore, we may monetize our capabilities by seizing the market opportunity, such as offering design and build services to our members and others beyond our Ucommune community, such as property developers and other office space providers.

        Our Ucommune community also serves as a connection between members who are in upstream sector and members who are in downstream sector in a specific industry. We plan to expand our offering of high-quality services to our members by developing U Bazaar as an enterprise and lifestyle platform. Leveraging our technology, we are able to understand the demands and preferences of our members and well-positioned to offer more services meeting their needs and monetize the large amount of traffic in our Ucommune community. Cooperating with approximately 700 business partners and more than 30 investees, we plan to launch more services to enterprise members to facilitate their business development and continually upgrade and diversify service offerings to individual members. For example, we can provide precision marketing services on U Bazaar and in our physical spaces. We also launched U Product, our community e-commerce initiative, in August 2019. We believe expanding U Plus services will enable us to enhance member stickiness, improve member experience and build a more vibrant community.

Continue to Invest in Technology to Enhance Operating Efficiency and Upgrade Smart Office System

        We plan to continue investing in our technology to enhance our operational efficiency and upgrade our smart office system by focusing on the following approaches:

  •
  Strengthen our AI algorithm capabilities to enhance our operational management system, especially our data management system, Udata.

  •
  Continue to develop our proprietary smart office technology. For example, we plan to promote the use of our proprietary IoT hub conference robot, Melobot, which is able to automatically record meeting videos, audios, scripts and mark up the speech of each participant.

  •
  Further upgrade our smart office system. For example, we cooperate with a multinational technology company and other partners in developing smart screens, which improves our individual members' work efficiency and can also function as a new channel for us to distribute precision marketing services.

Selectively Pursue Acquisition and Investment Opportunities

        We plan to continuously evaluate various investment opportunities, including acquiring local co-working brands with strong regional influence to expand our coverage, and companies that may support us to integrate industrial chain resources for refining our one-stop space upgrade service.

        In addition, we plan to further explore corporate venturing. We expect the wide coverage of services provided by our investees to enable us to keep satisfying the evolving demands of our members. Meanwhile, our investees' businesses will also grow with us.

Ucommune Community

        We are China's largest co-working space provider in terms of the number of spaces, aggregate managed area and number of cities covered in China as of September 30, 2019, according to Frost & Sullivan. Beyond the physical spaces, we have built a technology-driven platform consisting of U Bazaar, smart office system, IoT solutions and data management system, Udata, to foster a vibrant Ucommune community by offering U Plus services to satisfy various needs of our continually expanding member base.

        We launched our first co-working space in September 2015, and have since expanded our operations across 41 cities in Greater China and Singapore as of September 30, 2019. We currently operate our spaces under the following two models:

  •
  Self-operated Model.  We have three categories under our self-operated model.

  •
  U Space, under which we enter into leases with landlords for spaces with area generally over 200 m2, and design and build the spaces using our proprietary SOP.

  •
  U Studio, under which we lease scattered and small office spaces with area generally less than 200 m2 from landlords, and design and build the spaces using our proprietary SOP.

  •
  U Design, under which we provide one-stop customized services from location selection to daily operation in accordance with the specifications of our members.

        Fees received under our self-operated model, including U Space, U Studio and U Design, according to member service contracts are recognized as workspace membership revenue. Fees charged to members for ancillary services under our self-operated model, such as printing and copying, are recognized as other services revenue.

  •
  Asset-light Model.  We provide space design and build as well as management services to develop and manage co-working spaces for landlords who bear most of the capital investments to build out and launch new spaces. We have two categories under our asset-light model.

  •
  U Brand, under which we primarily charge landlords management fees for branding, consulting and operating services.

  •
  U Partner, under which we share revenue with landlords.

        Fees received under U Brand category are recognized as other services revenue. Fees received under U Partner category are recognized as workspace membership revenue.

        Leveraging our large-scale co-working space network, we consistently seek opportunities to provide U Plus services to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond the physical spaces.

        To offer various U Plus services, we cooperate with third-party business partners and have strategically invested in enterprises engaging in a wide range of services. As of September 30, 2019, we have invested in more than 30 enterprises with high growth potential, including Maker, an incubator specializing in science and technology industries, Accvally, a leading player in meetings, incentives, conferences and exhibitions industry, Danke Apartment, a high-end white-collar apartment rental service provider, Chief Business Review, a well-known business commentary media in China, and Runnar, a pioneer sports tourism provider in China. Our investees further extend our offerings and their businesses grow with our expansion. Cooperating with approximately 700 business partners and more than 30 investees, we provide a comprehensive suite of U Plus services, including (i) individual services, such as catering, fitness, healthcare, training and entertainment, (ii) general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services, (iii) design and build services, (iv) incubation and corporate venturing services, (v) advertising and branding services, and (vi) services to further energize our community.

        The following chart illustrates our Ucommune community:

Co-working Space Services

Member Base for Co-working Space Services

        We provide co-working space services to enterprise and individual members on a regular or as-needed basis.

Enterprise Members

        Our unique and comprehensive network of co-working spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, provides our enterprise members with flexible and cost-efficient office space solutions, particularly for their geographic expansion, helping them to achieve scale and enhance productivity. As September 30, 2019, we had approximately 25,000 enterprise members ranging from large enterprises to SMEs.

        Our enterprise member base is diverse in terms of size, industry and geography with a healthy mix of large enterprise members and SME members. The following chart illustrates the diversity of our enterprise members by industry as of September 30, 2019:

  Large Enterprise Members

        Large enterprise members are enterprise members with 100 or more employees. Compared to SME members, large enterprise members generally occupy more workstations and enter into leases with longer terms, which offer better visibility on our future revenue. Under long-term leases for dedicated spaces of more than 100 workstations, we usually conduct large-scale customization to suit the needs of such members. As of September 30, 2019, our large enterprise members included Meituan (HKEX: 3690), Nike (NYSE:NKE) and ByteDance.

  SME Members

        SME members are enterprise members with fewer than 100 employees. Our SME members are a significant driver of the growth of our business. As our SME members grow, they typically rely on us to access more workstations and receive extensive corporate services. For SME members that occupy more than 20 workstations, we can conduct moderate customization such as rearranging the furniture and opening the partitions between offices, to better satisfy the needs of those members. In addition, SMEs often lack channels and negotiating power when they seek to purchase general corporate services. As our members, they enjoy discounted rates for general corporate services and employee benefits provided by our business partners in U Bazaar.

        We take pride in helping our SME members succeed. We often host events and activities in our spaces to assist SMEs members to resolve problems they encounter during different development stages of the SMEs. We invite successful investors to our spaces to meet with SME members and provide them with the opportunities to connect with these investors and to seek advice. We also leverage our advertising, marketing and branding capabilities to promote SMEs members to help them attract users and improve brand awareness.

Case study: ZGG.com

        ZGG.com started off in one of our spaces in Beijing renting approximately 30 workstations. Since ZGG.com became our member, we have facilitated and witnessed its rapid growth.

        We invested in ZGG.com and became one of its shareholders in 2016. As our business partner, ZGG.com provides IP services to our members through our U Bazaar app and held over 100 IP knowledge sharing events in our spaces. ZGG.com has also launched overseas operations in our overseas spaces.

        Currently, ZGG.com has become a leading IP service platform in China with a team of approximately 500 people. As of September 30, 2019, ZGG.com rented approximately 520 workstations and was the sixth largest member of our community in terms of workstation occupied in one single space.

Individual Members

        Our individual members consist primarily of employees of our enterprise members and freelancers. As of September 30, 2019, we had approximately 584,600 individual members. According to a member survey conducted by Frost & Sullivan, more than 75% of our individual members using workstations have bachelor's or master's degrees and their annual incomes are higher than per capita disposable income in China in 2018. They generally spend eight hours in our spaces in working days, providing us with opportunities for offering various services to help with their career and improve the quality of their personal lives. As of September 30, 2019, our individual members using workstations was approximately 57,100.

Our Operation Models

        As of September 30, 2019, we had 197 co-working spaces across 41 cities in Greater China and Singapore. As of September 30, 2019, we had 171 spaces in operation, providing approximately 72,700 workstations to our members and we also had 26 spaces under construction or preparation for construction, most of which we expect to be in operation in the fourth quarter of 2019 and throughout the year of 2020. The following table sets forth some of our operating metrics as of the dates indicated:

	As of December 31, 2017		As of December 31, 2018		As of September 30, 2019
Number of cities in Greater China	27		37		41
Number of cities overseas	1		1		1
Number of spaces	94		191		197
Number of spaces under asset-light model	12		31		39
Number of spaces in operation	66		162		171
Managed area (m2)(1)	352,100		571,900		608,600
Managed area under asset-light model (m2)(1)	56,700		106,100		138,700
Number of workstations of spaces in operation(1)(2)	23,400		63,700		72,700
Number of members(1)	101,100		252,000		609,600
Number of individual members(1)	97,500		239,700		584,600
Number of enterprise members(1)	3,600		12,300		25,000
Number of individual members using workstations(1)	15,900		38,300		57,100
Occupancy rate for all spaces in operation(1)	68%		60%	(3)	79%
Occupancy rate for mature spaces(1)	63%	(4)	75%		83%

Notes:

(1)
Approximate number subject to rounding adjustments.

(2)
As spaces under U Studio category are small offices, we lease the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category is counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

(3)
The occupancy rate as of December 31, 2018 decreased from that of December 31, 2017 primarily due to the launch of more new spaces in 2018.

(4)
The occupancy rate for mature spaces as of December 31, 2017 was lower than the occupancy rate for all spaces in operation as of the same date, primarily because (i) we had a limited number of mature spaces as of December 31, 2017, and (ii) certain mature spaces were under renovation around the end of 2017.

        Based on different operational models and revenue sources, we categorize our spaces into two models:

Self-operated Model

  U Space

        U Space is the core of our brand and community. We accumulated our initial member base in the spaces under U Space and built our brand awareness from here. Under this model, we enter into long-term leases with landlords. On average, the length of our leases under U Space category is approximately nine years. We design and build the space and then directly lease the space and workstations to our members. We bear the cost of leasing office buildings or floors from the landlords and expenses on design and build and operation of the spaces. Revenue is generated by directly leasing spaces to our members and charging membership fees. We also generate revenue by leasing storefronts, restaurants and workstations to our business partners who occupy our spaces to provide services to our members. As of September 30, 2019, we had 125 spaces under U Space category, including 120 spaces in operation with approximately 60,200 workstations available for members.

  U Studio

        Under U Studio category, we lease small office spaces that are scattered in commercial office buildings, conduct moderate alteration and provide streamlined operation services to members. It is common in China that many office spaces are owned by different property owners within one office building, creating difficulties for owners of these small offices to manage their properties. These office spaces are usually small, with an average area of under 200 m2 and are mostly owned by individual owners. These owners typically do not have professional management capabilities and resources to operate these office spaces. We can leverage our operation capabilities and economies of scale to generate higher margin and gross profit with these spaces. We bear the cost of leasing these office spaces from the landlords and expenses on design and build and operation of the spaces. Revenue is generated by directly leasing spaces to our members and charging membership fees. As of September 30, 2019, we had 28 spaces under U Studio category, all of which were spaces in operation located in Beijing with approximately 5,100 workstations available for members. U Studio spaces become appealing to members, in particular SMEs, as they provide more privacy compared to other types of co-working spaces. We plan to expand the U Studio category to other tier-1 cities.

  U Design

        For members who wish to bring in the Ucommune experience to their own office spaces, we provide an option of customizing an office space according to the specifications of our members. We provide one-stop service to our members, from advisory services on location selection, design and build services, to delivery and operation services. The services provided under this model are provided on an as-needed basis, and we generate revenue from services that are actually provided, such as operation fee, advisory fee and fees related to design and build of the spaces. As of September 30, 2019, we had five spaces under U Design category, including three spaces in operation with approximately 1,300 workstations available for members.

Asset-light Model

        There are two categories under the asset-light model—U Brand and U Partner. Under both subcategories, we are responsible for the spaces operation and therefore we can deliver to our members the same quality services that we provide in U Space. As we expand rapidly into other cities and countries under the asset-light model, we are able to provide our members with spaces in more geographical locations. As of September 30, 2019, we had 39 spaces under the asset-light model with managed area of approximately 138,700 m2, representing 22.8% of the aggregate managed area of approximately 608,600 m2 of all co-working spaces. In both 2018 and the nine months ended September 30, 2019, we generated operating profit from the subsidiary that operates co-working spaces under our asset-light model. We intend to further develop the co-working space business under our asset-light model as one of our major growth drivers.

  U Brand

        Under this model, landlords engage us to design and build spaces in accordance with Ucommune standards and the associated costs are borne by landlords. Alternatively, landlords can deliver to us fully furnished spaces that meet our standards of design and functions. Under this model, our revenue consists of (i) consultation fees relating to branding, design and build services, (ii) management fees for operating services, and (iii) under certain contracts, incentive fees based on the financial performance of the spaces. Since U Brand does not require us to incur significant capital investments to build out and launch new spaces, we believe we can scale rapidly under this model. As of September 30, 2019, we had 37 spaces under the U Brand category, including 18 spaces in operation with approximately 5,600 workstations available for members.

  U Partner

        We are making substantial effort in exploring a new operation category, U Partner, and launched our first space under U Partner category in July 2019. Under this model, we enter into partnerships with landlords, whereby the landlords offer the right to use spaces and we operate and manage the spaces under our brand. The landlords are required to deliver to us fully furnished spaces that meet our standards of design and functions. If the landlords choose to engage us to design and build the spaces, we charge a separate service fee for providing such services. We generate revenue in accordance with the revenue sharing mechanism under our agreement with landlords. As of September 30, 2019, we had two spaces under the U Partner category, including two spaces in operation with approximately 500 workstations available for members.

Our Space Offerings

        We aim to provide one-stop office space solutions to members. We provide our members with various types of offices and workstations to ensure that they can find the most suitable office solutions from our spaces.

  •
  Standard workstations: Standard workstations are dedicated workstations in shared offices.

  •
  On-demand workstations: On-demand workstations are flexible workstations in open spaces. Members who do not need to use workstations every day can book on-demand workstations in any of our co-working spaces on as-needed basis.

  •
  Private offices and customized offices: Private offices and customized offices are independent enclosed office spaces that can be customized depending on the needs and scale of the members.

        Our spaces offering includes certain basic services and amenities free of charge, including high-speed internet access, reception services, package handling, security services, office furniture and stationary, lounge and common area and shared kitchen and pantry.

        Our spaces also feature various smart functions that aim to improve our members' experience. Facial-recognition and smart monitoring system are available in the majority of our spaces. As of September 30, 2019, cloud access control had been installed in approximately 90% of our spaces; and approximately 70% of our conference rooms were equipped with smart conferencing system, featuring screen casting and video conferencing. Our members can host video conferences across departments and geographical locations.

        Our spaces are equipped with various sensors such as air quality sensors, as well as temperature and humidity sensors that generate a large amount of data into our data analytics platform to help with operational and space improvement. Our smart operation systems, connected to power panels and lights in our spaces, can control lights, air conditioners and other devices automatically based on feedback from the sensors in our spaces.

        We also provide our members with cloud-based printing services. Members can upload the documents to our smart office system, and print from printers of their choice in our spaces by logging into their user accounts and scanning QR codes to process payment for the printing.

Our Smart Platform

        Our members are able to access all of our service offerings through U Bazaar in a quick and convenient way. U Bazaar is integrated with our smart office system, IoT devices and other technology capabilities to create a seamless working experience for our members in and beyond physical spaces. For more details of U Bazaar and our smart platform, see "—Technology."

        In addition, our members can also enjoy various enterprise-level and individual-level services provided by us and our business partners and investees through U Bazaar and our smart platform. For more details, see "—U Plus Services."

Name of a space
Reserve conference rooms
Reserve on-demand workstations
Visitor center: reservation, invitation, tour booking
List of spaces
Advertising and branding
Community e-commerce
U Design
Additional services
My schedule
Space operating staff
Door access
Location
Advertisement
Search space
Find spaces
Name of a space
Rating
Address
Contact
Introduction
Feedback
Book a tour
Book a workstation
Location, category filtering
Event list
U Product pick-up spot at a space
List of products
Shipping method
Sales deadline
Contact
Place orders

Development and Management of Our Co-working Spaces

Sourcing

        We established our brand by opening Ucommune spaces in centrally located business districts in tier-1 cities. In selecting potential locations for our spaces, we focus on demographics, population density, GDP growth, and the surrounding neighborhood. We select locations to cater to the needs and business goals of our target members. We plan to implement our sourcing strategy while we continue to grow in tier-1 cities and expand into new tier-1 cities in China and overseas.

        Our sourcing strategy is implemented by our management team, led by Dr. Daqing Mao, who has decades of experience in commercial real estate development and management. We have strong working relationships and a successful track-record cooperating with China's leading commercial real estate developers and owners as well as local governments, as we understand and are able to address their concerns and challenges in today's changing environment. Real estate developers and owners seek to enter into long-term leases with customers to bring in steady income, which makes co-working space a natural fit for their business model. Local governments hope to support new start-ups to attract young working professionals to their cities and the space providers contributing to urban transformation. Our strong brand and operation capabilities and integrated community of large member base make us a valuable partner for these landlords. Our spaces also bring more foot traffic to surrounding office buildings and shopping malls and improve the neighborhood where our spaces are located. The foregoing factors allow us to address the needs of landlords and enable us to obtain long-term leases at prime locations at favorable prices, effectively lowering our real estate procurement costs. As of the date of the prospectus, we have entered into strategic cooperation agreements with six landlords in connection with the proposed development of co-working spaces with an aggregate area of approximately two million m2.

Design and Build

        Our design capabilities are the foundation of our unified and highly identifiable brand. Our spaces feature innovative design with aesthetics, high efficiencies and broad functionalities.

        The most significant feature of our design capability is the combination of standardization and modularization with artistic design. Our proprietary SOP refines our design and build process to the finest details, which enables us to create and execute design plans in an orderly and efficient manner at lower costs. Our SOP stipulates details such as the size of workstations, capacities of electricity, layout of air conditioners and area of common space. Our relentless effort in improving and modularizing our design and build is the key to our high scalability. With a team of over 50 experienced architects and designers, we have built up strong in-house design-and-build capabilities. Our architects and designers were trained in the world's top-tier architecture firms and are knowledgeable about China's local markets. They have rich experience in designing co-working spaces and are able to deliver a three-dimension design in a short time with the use of advanced software and modelling technology. As of September 30, 2019, our team had involved in the design of 48 projects across 20 cities for approximately 562,000 m2 area. Certain design plans of our spaces have been published in renowned architecture websites and received positive feedback. With our continously enhanced design and build capabilities, we plan to provide customers with prefabricated office design products.

        Our design and build capabilities enable us to shorten the time from us taking possession of a new space to making the space ready for leasing to members. It typically takes us about three to five months to open a U Space. According to Frost & Sullivan, the industry average time from taking possession of a space to operation is approximately six months.

        We also have long-term relationships with reputable third-party contractors able to deliver high-quality construction, build and project management. We give our construction contractors detailed design and execution plans, and designate quality vendors for major materials and equipment and supervise the build process by conducting periodic and ad hoc inspections to ensure the space under construction can meet our standards. As leading co-working space provider in China, we are also able to obtain favorable terms from our contractors, such as extension of construction warranty from 12 months to 24 months for our projects in China.

        Based on the factors including redevelopment costs, location and standards of decoration and office facilities, we have developed three product lines based on different design standards, i.e. premium, superior and standard, which can satisfy the various needs and different budgets of our members.

  Premium product line

        Our premium product line serves as flagship Ucommune spaces and are critical to our branding. As our top product line, it features premium facilities and decoration. We usually design the space with a customized theme and redevelop the entire space in accordance with the design. As of September 30, 2019, we had 35 spaces under our premium product line, including 33 spaces in operation with approximately 19,300 workstations available for members.

  Superior product line

        We develop the superior product line with high-end facilities and decoration. As of September 30, 2019, we had 59 spaces under our superior product line, including 54 spaces in operation with approximately 25,100 workstations available for members.

  Standard product line

        We develop our standard product line by utilizing the original facilities and decoration and conduct necessary modeling. Our goal is to complete the redevelopment of the properties in a cost-efficient manner while ensuring the proper functioning of our working spaces. As of September 30, 2019, we had 103 spaces under our standard product line including 84 spaces in operation with approximately 28,300 workstations available for members.

Management

        Our management team has deep understanding and rich experience in operating chain commercial real estate space, such as hotels and service apartments. Combined with our refined SOP on co-working space operation, we have significantly streamlined and simplified the operation of our spaces while maintaining our superior services that our members expect from us.

        Led by our management team, we have an experienced operation and community management team including, among others, more than 200 operating staff with hotel operation or other service industry experiences. We offer training to our operating staff on various aspects of spaces operation, including facilities and amenities maintenance, cleaning, security and other services. We also provide operating guidance manual, which serves as the reference when the operating staff encounter problems in the daily operation.

Operating Efficiency

        We have achieved high efficiency as a result of our development and management capabilities. As of September 30, 2019, one operating staff operated on average approximately 2,350 m2 of our spaces in China, well exceeded the industry average of approximately 1,350 m2 according to Frost & Sullivan. Our overall occupancy rate as of September 30, 2019 was 79% for all spaces in operation, compared to industry average of 62%, according to Frost & Sullivan.

        Further, the profitability profile of our co-working space services is partly driven by the maturity of our co-working spaces, or the period of time a space has been open to our members. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to acquire members is complete and the space typically generates a recurring stream of revenue and cash flow. As of September 30, 2019, the overall occupancy rate for all our mature spaces was 83%. As we continue to pursue rapid growth, we continue to operate in a state where the majority of our spaces are non-mature and have not reached stable cash flow. As of September 30, 2019, only approximately 38% of our spaces in operation were mature, with the remaining 62% of our spaces in operation having been open for 24 months or less. If we stopped investing in our growth and instead allowed our existing pipeline of spaces to mature, we would no longer incur capital investments to build out new spaces or the initial expenses associated with member acquisition at new spaces. Rather, we expect that each mature space would generate a recurring stream of revenue and cash flows. We believe that the flexibility to manage our growth by focusing on our existing pipeline of spaces and allowing them to mature presents us with an opportunity to manage our profitability profile.

U Plus Services

        In addition to co-working space services, we continually seek opportunities to provide comprehensive services to empower our members, which we refer to as U Plus services, to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond the physical spaces.

        We are dedicated to providing services by ourselves or through our business partners and investees. Business partners are third-party services providers who, through our spaces or technology-driven platform, sell such services to our members. We screen and select reputable business partners through a rigorous screening process to ensure that the quality of services they provide meet our standards. As of September 30, 2019, we have cooperated with approximately 700 business partners and more than 30 investees to provide various U Plus services ranging from office services to convenient lifestyle, from general corporate services to advertising and branding services, and from self-development to social networking.

        Our individual members using workstations generally spend eight hours in our spaces in working days, establishing rapport with our Ucommune community and generating large amount of traffic and data. We have developed Udata, our data management system, which applies data analytics and AI, algorithms to analyze and provide us with a better understanding of our members' demands and preferences, enabling us to offer upgraded and satisfactory services to our members. For more details of Udata, see "—Technology—Udata."

        Leveraging our offering of various U Plus services and technology capabilities, we have experienced rapid growth in our member base, increasing from approximately 101,100 as of December 31, 2017 to approximately 252,000 as of December 31, 2018 and further to approximately 609,600 as of September 30, 2019.

        In addition to enhancing member stickiness by improving member experience, we have launched various online and offline initiatives to increase our member loyalty. We host various kinds of events in our spaces, such as reading clubs, career development trainings and entrepreneur forums, to strengthen the connection among our members and between our members and our business partners and investees, fostering a vibrant community even outside working hours. Furthermore, we have started to engage in community e-commerce, attracting members and their social contacts to participate in discounted sales of products. Through online orders and offline deliveries to our spaces, we bring value to our members and business partners and expand our community. We have also launched a member loyalty program, under which our members receive reward points for engaging in various activities and who can use such reward points to purchase our value-add services, book our conference rooms and exchange for membership gift packages.

        We receive revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including (i) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (ii) fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services. Under a typical agreement for revenue sharing arrangements with our business partners, (i) business partners provide services in designated co-working spaces and are primarily responsible for operation and maintenance, (ii) we provide utilities and ancillary services to support the services provided in the co-working spaces, (iii) business partners share revenue with us in accordance with the pre-agreed proportion of their monthly/quarterly service income and may enjoy one-month free trial operation periods, and (iv) the term of our cooperation with business partners ranges from one to two years. Under a typical agreement for fixed fee arrangements with our business partners, (i) business partners provide services in designated co-working spaces and are primarily responsible for operation and maintenance, (ii) we provide utilities and ancillary services to support the services provided in the co-working spaces, (iii) business partners pay fixed-fees per month/quarter/year for leasing our spaces and may enjoy one-month free trial operation periods, and (iv) the term of our cooperation with business partners ranges from one to two years. Under our current common practice, we provide a few number of our business partners with a one-off free trial operation period of one month, or two or three months in very few cases, at the beginning of our revenue sharing or fixed-fee arrangements, which do not materially increase our cost of revenue. Furthermore, as our member base grows, we are exploring diversified monetization channels to further energize our community.

Individual Services

        Cooperating with approximately 700 business partners and more than 30 investees, we offer comprehensive individual services to improve the experience of our individual members and help them to achieve self-development. Such services include cafeteria, cafe, gyms, self-service supermarkets, vending machines, massage chairs, sleep pods, training and entertainment at co-working spaces.

        Individual members access all the offered services necessary for their work and life style either within our spaces or through U Bazaar in a place where they spend their working hours. We also provide individual members with opportunities to interact with each other, supporting a cohesive culture among employees of enterprise members and fostering a vibrant community even outside working hours.

General Corporate Services

        Start-up companies of smaller scale often lack negotiating power or experience when they seek to purchase services. As our members, they enjoy discounted rates for services from our business partners.

        Because of our large member base and density of foot traffic in our spaces, we are able to select high-quality service providers and negotiate discounts on behalf of our members. Our members not only save time on selecting and subscribing services, but the savings due to discounted rate also lower their costs and expenses, which increase member loyalty. In addition, we have consolidated general corporate services on U Bazaar, enabling our enterprise members to access such services on one single platform. The general corporate services provided to enterprise members cover a wide range of services, including corporate secretary, finance, legal, human resources, tax, software, healthcare and travel services, making us as an integrated general corporate service platform.

Incubation and Corporate Venturing Services

        We cooperate with our business partners to provide incubation services. We have many start-up members with strong demand for financing and counseling services, such as identifying and addressing market opportunities, and advising on government policies. Through hosting events in our spaces, we and our business partners invite entrepreneurs and mentors share experiences on early stage projects with start-up founders, and connect them with each other and to business partners and potential investors.

        In addition, we are actively involved in corporate venturing to expand our service offerings to refine our ecosystem. As of September 30, 2019, we have invested in more than 30 enterprises with high growth potential. We expect the wide coverage of services provided by our investees to enable us to keep satisfying the evolving demands of our members. Meanwhile, our investees' businesses will also grow with us.

Design and Build Services

        Our in-house design and build capabilities are established based on our co-working space services. Empowered by cutting edge technologies, we are able to provide high quality, innovative and tailored design and build services to our members and others beyond our Ucommune community, such as property developers and other office space providers.

Advertising and Branding Services

        In December 2018, we acquired a 51% equity interest in Shengguang Zhongshuo, a digital marketing services provider co-founded in June 2015 by Guangdong Advertising Group Co., Ltd., one of the largest advertising companies in China. Since its inception, Shengguang Zhongshuo has helped leading companies formulate tailor-made digital marketing strategies in their respective industries, including the internet, automobile, finance, electronics and consumer goods industries. Shengguang Zhongshuo has won numerous awards and accolades, such as the Golden Award granted at the Kerui International Innovation Festival and the Golden Bi Te Award granted at the Mobile Intelligent Marketing Conference in 2018.

        Through Shengguang Zhongshuo, we provide members with a wide range of tailor-made advertising and branding services based on their respective industry, business scale, competitive environment and lifecycle. We have integrated our smart advertising and branding platform with U Bazaar to facilitate our members to purchase advertising and branding services in a convenient and efficient way. We can help our members to identify suitable advertising and branding tools and provide them with choices of distribution channels to implement their advertising and branding campaigns. We generally are able to negotiate discounted price for popular advertising and branding channels because of our large member base.

        In addition, we also provide our members with advertising and branding services through the events hosted in our spaces, such as advertisement displays.

        We utilize our strong membership base to distinguish our marketing and branding services and attract customers. For example, many of our SMEs members have strong financing needs and thus are target customers for online financial service providers. We have attracted certain online financial service providers as the major customers of our advertising and branding services in 2019.

Services to Further Energize Our Community

        The nature of our business—providing office space solutions—requires that our individual members spend long hours in our physical spaces. Our individual members using workstations generally spend eight hours in our spaces in working days, establishing rapport with our Ucommune community and generating a large amount of traffic and data. Coupled with our business partners and investees and our technology capabilities, we have launched initiatives, such as community e-commerce and precision marketing, to build a vibrant community serving wider group of members beyond the physical spaces.

  Community E-commerce

        We analyze the preferences and behavior of our members and launched our community e-commerce initiative U Product in August 2019. We partner with emerging or established brands to conduct sales of high-quality products at favorable prices to our members and their social contacts by leveraging our physical spaces and online platform. We are able to obtain deep discounts from sellers because, first, delivery of products happens in our spaces, which reduces the delivery costs of the sellers; second, orders are made on our online platform, which allows the sellers to pre-plan production to control cost and manage inventories; and third, our community operating staff share product information with members in our spaces and are rewarded when our members make purchases subsequently, which promotes more purchases given the rapport between our community operating staff and members in our spaces. We do not charge members processing fees for the purchase of products through U Product platform. As U Product is a relatively new service, as of the date of this prospectus, we did not charge partnered brands fees for their sale of products on our platform in order to promote community e-commerce and continue improving product offerings and user experience. In future, we plan to charge partnered brands certain fees for selling products through our U Product platform.

        We had processed an aggregate of approximately 15,200 U Product orders with GMV of RMB8.8 million in August and September 2019. As of the date of the prospectus, most purchases under community e-commerce are made through our WeChat mini program. The promotional interfaces of U Product WeChat mini program aid the shopping experience on our platform, enabling dissemination of product information. Members in our spaces can easily share the WeChat mini program for U Product with their families, friends and other social contacts who may also be interested in buying products through our platform. Through our members' word-of-mouth referral through their social networks, our platform has been attracting a large and growing base of members. As we promote community e-commerce in more spaces and offer broader selection of products, we will be able to draw WeChat mini program users to U Bazaar by offering more products and better prices on U Bazaar, which we believe will significantly increase our member network and business partner base, helping us to keep member acquisition cost low.

  Precision Marketing

        Leveraging the traffic brought by our large member base and technology capabilities to analyze the large amount of data on our platform and making available the screens and digital displays in our spaces and in-app push on U Bazaar, we help advertisers, including our members and business partners, understand consumers' needs and preferences in order to deliver precision marketing online and offline. Our precision marketing services also empower more merchants in the surrounding areas by connecting them with our members.

Technology

        Technology is at the core of our business, enabling us to operate our spaces with high efficiency and build an integrated platform to serve and empower our members both online and offline. Our research and development team, consisting of more than 50 staff with extensive internet- and technology-industry background, focuses on optimizing our systems based on business development, data analytics and member feedback. We plan to continue to invest in technology to refine our capabilities of data analytics and technologies to improve our operation efficiency and to drive monetization opportunities.

Udata

        Udata is our proprietary data management system for storing, cleaning and processing data. We systematically store and organize unstructured data in our data pool and then structure the data on the data processing platform to be stored as structured datasets. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tool to automate modeling exercises to find meaningful correlations and intelligent patterns in order to generate actionable and effective insights from the data.

        Udata is one of the key drivers for further expansion of our member base and enhancement of member loyalty. Udata will manage more data generated in Ucommune community as we further grow our business. It supports us to provide more services meeting members' demands and preferences. Udata also helps us explore diversified monetization opportunities, such as community e-commerce and precision marketing businesses.

U Bazaar

        U Bazaar is our official app for members, consolidating various functions and services enabled by other operation systems. Through U Bazaar, members can manage access, including facial recognition access, to our spaces at their level of authorization and control the amenities in their dedicated space. Integrated with our smart conferencing system and Rocket Calendar, an emerging meeting and scheduling tool, U Bazaar provides our members with meeting scheduling, conference room booking, appointment reminders, and visitor management features. U Bazaar is also a one-stop service platform, providing members with convenient access to comprehensive services provided by us and our business partners and investees. Moreover, U Bazaar functions as a social platform, creating a strong connection among our members and between our members and our business partners, fostering a vibrant community around our brand.

UDA System

        UDA is our proprietary co-working space operating system. Our assets, contracts, occupancy data, conference room data, member information and profiles and third-party resources are managed in the UDA system. It is integrated with our customer relation management system, or CRM, and financial reporting system. UDA system enables us to monitor our operation and occupancy on real-time basis and is highly scalable. It provides real-time insights into the performance of our business and provides support to our expansion under asset-light models.

Smart Advertising and Branding System

        Our smart advertising and branding system manages the delivery of advertising content and support multi-channel and multi-media delivery. Our smart advertising and branding system centralizes content delivery and display of all the screens and digital displays in our spaces. Integrated with our proprietary demand-side platform powered by intelligent auction algorithm, our smart advertising and branding system enables real-time bidding for displaying online advertising.

Smart Office System

        Our smart office system consists of three major components: smart conferencing system, access control system and UcomOS office operating system.

  Smart Conferencing System

        Our smart conferencing systems, which is integrated with U Bazaar, manage the availability and booking of our conference rooms. Screen casting and video conferencing can be enabled through our smart conferencing system and allow members to have video conferences across departments, locations and cities without modifying their current network or having to pre-install any software. As of September 30, 2019, approximately 170 conference rooms were equipped with smart conferencing systems.

  Access Control System

        Our artificial intelligence-powered access control system enables centralized management of access to our spaces. We use facial recognition technology in access control. Once members and visitors upload their pictures onto U Bazaar, our access control system will allow members and visitors with proper authorization to enter into our spaces. We also use QR code and Bluetooth-enabled access control technology to allow members and visitors to enter our spaces by using their mobile devices. As of September 30, 2019, over 60 of our co-working spaces were equipped with facial recognition access control, and cloud-based security system cover almost all of our co-working spaces.

  UcomOS

        UcomOS is our proprietary cloud office operating system. UcomOS implements a system-level cloud architecture that allows members to enjoy simplified and convenient services, such as content searching and cloud-based printing, achieving a consistent office experience almost anywhere, anytime. UcomOS can be fully integrated with commonly used office systems and software to ensure a smooth onboarding process for our members.

Hui Office

        In June 2019, we had launched Hui Office, an office space leasing platform designed to present available office spaces of various sizes, conditions and locations on one single platform. By consolidating information of various office spaces into one single platform, we can help office space providers and potential customers to reach each other in a reliable and efficient way. Under our standard contract with office space providers, we will charge them fixed fees for using the Hui Office brand, listing spaces on the Hui Office platform and using our operating system to operate Hui office spaces.

Privacy and Data Security

        We have implemented internal rules and policy governing the use and sharing of personal and business data that we collect. Our access to user data are on a strict "need-to-know" basis. We have also developed protocols, technologies and systems to implement such rules and policy. Data encryption and masking are implemented to ensure data safety.

        Our members must acknowledge the terms and conditions of the user agreement before using our spaces or our app.

Intellectual Property

        We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management.

        We have entered into standard employee agreements with our employees, including research and development employees, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.

        We develop proprietary SOP on co-working space operation. We also own the copyright of the major systems that power our operation, including Udata, U Bazaar, UDA system, UcomOS and Hui Office. For our systems that are not proprietary, we enter into licensing arrangements on reasonable terms to ensure our right of use.

        As of September 30, 2019, we registered two patents, 691 trademarks, 58 copyrights and 31 domain names in the PRC, which include the domain name of our main operating website (www.ucommune.com). As of the same date, we registered one patent, 194 trademarks and four domain names and had four patents in application overseas.

Properties and Facilities

        We lease the properties for our principal executive office, which is located on Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People's Republic of China with an aggregate area of approximately 860 m2.

        We lease the properties for our co-working spaces. For more information on our spaces, see "—Co-working Space Services."

        In addition to our leased co-working spaces and offices, as of September 30, 2019, we had self-owned properties in China with an aggregate area of approximately 249,000 m2.

Branding, Marketing and Sales

        We have built a strong brand by providing superior experience and distinguished value proposition to our members and business partners. Our highly recognizable and strong brand images allow us to expand through word-of-mouth. Active on social media, we regularly interact with our members and business partners to promote our brand and the Ucommune spaces.

        Our dedicated sales and marketing team, supported by our integrated operation systems, conduct promotion of our co-working spaces. We occasionally engage real estate agents to conduct offline sales in targeted neighborhoods. We also cooperate with industrial zones, enterprises and organizations to conduct marketing and sales.

        We leverage data analytics and strategically place advertisements on third-party online information platforms such as 58.com and Ganji.com to attract potential members. Our self-developed algorithm proactively searches for potential members on those third-party online information platforms and make recommendations based on the profiles of potential members.

Competition

        We compete in an emerging and competitive industry for the following:

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  Locations: The growth of business depends on our ability to lease suitable real estate.

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  Members: While the number of companies and individuals seeking co-working space solutions is growing, we compete to acquire new members and retaining existing members.

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  Business partners: Our ability to continue to attract and retain quality business partners and to obtain favorable pricing for our members from such business partners depends on our ability to grow our member base and effectively match our members' needs with the services provided by our business partners.

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  Technology: Technology drives the growth and operating efficiencies of our business. We need to develop better operation systems and more user-friendly app to be competitive.

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  Personnel: Employees are the most valuable assets of our business. We compete to retain and recruit talented employees by providing competitive compensation and great growth opportunities to our employees.

        We believe that we are leading the competition in the co-working space industry on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See "Risk Factors—Risks Relating to Our Business and Industry—We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected."

Employees

        We had a total of 751 employees as of September 30, 2019, approximately 73% of whom have bachelor's degree or above. The following table gives a breakdown of our employees as of September 30, 2019 by function:

Function	Number
Operation and development	429
Technology and product development	144
Sales and marketing	37
Finance	71
General administrative and others	70

Total	751

        As of September 30, 2019, 742 of our employees were based in Greater China. The remainder of our employees were based in two overseas cities.

        Our employees, who are energetic and aged below 32 on average, drive the rapid growth of our business. We devote management and organizational focus and resources to ensuring that our culture and brand remain highly attractive to potential and existing employees. We have established comprehensive training programs that cover topics such as our corporate culture, employee rights and responsibilities, team-building, professional behavior and job performance.

        We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative. As a result, we have generally been able to attract and retain qualified employees and maintain a stable core management team.

        Under PRC regulations, we participate in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we purchased additional commercial health insurance to increase insurance coverage of our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have adopted the 2019 Plan to grant share-based incentive awards to our employees to incentivize their contributions to our growth and development.

        We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Insurance

        Consistent with industry practices, we maintain three types of insurance, namely public liability insurance, third party liability insurance, and property all risks insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATION

        This section sets forth a summary of the most significant laws and regulations and rules that affect our business and operations in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

  Guidance Catalogue of Industries for Foreign Investment

        Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. In June 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which became effective in July 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth "permitted" category.

        In June 2019, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version), or the Negative List, effective in July 2019. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. According to the Negative List, the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call center) shall not exceed 50%.

        Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.

        In June 2015, the Ministry of Industry and Information Technology, or MIIT, issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an value-added telecommunication service provider that "conducts e-commerce" business. However, other requirements provided by the FITE Regulations (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services, or the VATS.

        In October 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, most recently amended in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that such establishment or change does not involve special access administration measures. If the establishment or change of foreign-invested enterprises matters involve the special access administration measures, the approval of the MOFCOM or its local counterparts is still required.

  Foreign Investment Law(2019)

        The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the National People's Congress, or the NPC, on March 15, 2019, which will come into effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC.

        According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investment at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any prohibited fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors' investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Regulations Relating to Leasing Properties

        Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee of the NPC in July 1994 and most recently amended in August 2009, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc. as well as other rights and obligations of both parties. The contract shall be filed for registration and record with the real estate administration department.

        The Administrative Measures for Commercial House Leasing was promulgated by Ministry of Housing and Urban-Rural Development in December 2010, and became effective in February 2011. These measures set out specific rules for commercial house leasing. House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iv) the house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering into the lease contract. Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 provided that they fail to rectify within required time limits.

Regulations Relating to Fire Prevention

  Fire Prevention Design Approval and Filing

        The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and was most recently amended in April 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be).

        According to the requirement of the Fire Prevention Law and Provisions on the Supervision and Administration of Fire Prevention of Construction Projects, or the Fire Prevention Supervision

Provisions, issued in April 2009 and amended in July 2012, for those construction projects that satisfy certain criteria, the construction institutions shall apply to the fire prevention department of a public security authority for fire prevention design approval. For the construction projects other than the foregoing, the construction institutions shall, within seven days of obtaining the construction permit of the project, submit the fire prevention filing for fire prevention design through the website of the fire prevention department of the public security authority at the provincial level or at the service office of the fire prevention department of the public security authority. According to the Fire Prevention Supervision Provisions, and the Measures for the Administration of Construction Permits for Construction Projects, for a construction project whose investment is less than RMB 300,000 or whose construction area is less than 300 m2 the fire prevention design approval or filing is not required.

        Pursuant to Notice of the Adjustments to the Functions, Structure and Staffing of the Ministry of Housing and Urban-Rural Development issued by the General Office of the CPC Central Committee and the General Office of the State Council on September 13, 2018, the review and examine function of fire protection designs for construction projects of the Ministry of Public Security was assigned to the Ministry of Housing and Urban-Rural Development.

  Fire prevention As-built Acceptance Check and Filing

        According to the requirements of the Fire Prevention Law and the Fire Prevention Supervision Provisions, upon completion of a construction project to which a fire prevention design has been applied, such project must go through an as-built acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. For construction projects that satisfy certain criteria, the construction institutions shall, prior to use and operation of any business thereof, apply for a safety acceptance check on fire prevention with the relevant fire prevention department of the public security authority at or above the county level where the venue is located. For the construction projects other than the conditions foregoing, the construction institutions shall submit the filing for as-built inspection of the project through the website of the fire prevention department of the public security authority at the provincial level or at the service office of the fire prevention department of the public security authority. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 m2 the fire prevention as-built acceptance check or filing is not required.

        The construction institutions that carry out a construction project of which the required fire prevention design is required to be approved but such design has not been approved or has failed the examination, or put into use a construction project which is required to undergo a fire prevention acceptance check, but the project has not undergone such acceptance check or has failed the acceptance check, shall be ordered to suspend construction, usage, production or business operations and be imposed a fine of RMB30,000 to RMB300,000 by competent government authorities. The construction institutions who fails to submit the filing for as-built inspect to the competent department of housing and urban-rural development, will be ordered to effect rectifications and be imposed a fine of not more than RMB5,000 by such department.

  Fire Safety Inspection

        The Fire Prevention Law requires the construction institution or institutions using such venue shall apply to the fire prevention department of the public security authority of the local people's government at or above the county level for a fire safety inspection before a public gathering place is put into use or opens for business. Public gathering places that have not undergone or have failed the fire safety inspection shall not be put into use or carry out business operations.

Regulations Relating to Value-Added Telecommunication Services

        In September 2000, the Telecommunications Regulations of PRC, or the Telecom Regulations, were issued by the State Council in September 2000 and most recently amended in February 2016 as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between "basic telecommunications services" and "value-added telecommunications services or the VAT." A "Catalog of Telecommunications Business" was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic telecommunications services or VATS. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Version), or the 2015 Telecom Catalog, effective in March 2016 and most recently amended in June 2019. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, continue to be categorized as value-added telecommunication services, and the information service business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

        In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which became effective in April 2009 and was most recently amended in July 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for VATS. The Telecom Permit Measures set forth the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

        In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was most recently amended in January 2011. Under the Internet Measures, operators engage in commercial internet information services shall obtain a VATS License for internet information service, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within China.

        In addition to the Telecommunications Regulations and other regulations above, the apps are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the Cyberspace Administration of China, or the CAC in June 2016 and became effective in August 2016. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users' information and the examination and management of information content.

        Our consolidated affiliated entity, Beijing U Bazaar, which was also our main on-line operating entity has obtained a VATS License for the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business (only for internet information services, except for information search and query services, information community platform services, information real-time interactive services, and information protection and processing services).

Regulations Relating to Advertising Business

        The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include the Advertisement Law of the PRC, or the Advertisement Law, promulgated by the Standing Committee of the NPC in October 1994 and most recently amended in October 2018, and the Administrative Regulations for Advertising, or the Advertising Regulations, promulgated by the State Council in October 1987 and which has been effective since December 1987.

        According to the Advertisement Law and the Advertising Regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license, which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license. The Advertising Law and the Advertising Regulations set certain content requirements for advertisements, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may suspense their advertisement publishing business or revoke such offenders' business licenses.

        In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures, to regulate internet advertising activities. the Interim Measures, which became effective in September 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to the Interim Measures, an internet advertisement must be identifiable and clearly identified as an "advertisement" to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish illegal advisements that they are aware of or should reasonably be aware of through their information services.

Regulations Relating to E-Commerce

        In January 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures. The Online Trading Measures set forth a series of requirements and the obligations for anyone engaging in online trading and related services within China. Operators engaging in online commodity trading and related services shall go through industrial and commercial registration in accordance with the law. When selling commodities or providing services to consumers, online commodity operators shall observe the Law on the Protection of Consumer Rights and Interests, the Product Quality Law and provisions of other laws, regulations and rules and shall not infringe on the consumers' legitimate rights and interests. In addition, when collecting or using information about consumers or operators in business activities, online commodity operators and related service operators shall follow the principles of legality, legitimacy and necessity, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected. When collecting or using information about consumers or operators, online commodity operators and related service operators shall disclose their collection and use rules and shall not collect or use information in violation of laws and regulations and the agreement between both parties. Online commodity operators and related service operators and their staff must strictly keep confidential, and may not divulge, sell or illegally provide others with the data and information about personal information of consumers or trade secrets of operators they collected. Online commodity operators and related service operators shall take technical measures and other necessary measures to ensure information security and prevent information from being divulged or lost. When any information divulgence or loss occurs or may occur, remedial actions shall be taken immediately.

        The Standing Committee of the NPC enacted the E-Commerce Law of the PRC or the E-Commerce Law in August 2018, which became effective in January 2019. The E-commerce Law proposes a series of requirements on e-commerce operators including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform. For example, the operators shall respect and equally protect consumers' legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers' consent to such tie in sales by default. The e-commerce platform operators are required to establish a credit evaluation system and publicize the credit evaluation rules, and to provide consumers with ways to evaluate products sold or services provided within the platform. Moreover, according to the E-Commerce Law, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants within the platform infringe others' intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers' legitimate rights, will be imposed a joint liability with such merchants. With respect to the products or services affecting consumers' life and health, the e-commerce platform operators will be held jointly liable with the merchants if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers.

Regulations Relating to Internet Information Security and Privacy Protection

        The MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, in December 2011, which became effective in March 2012. Pursuant to the Several Provisions, internet information service providers may not collect any users' personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such users' personal information and may only collect such information which is necessary for the provision of its services. An internet information service provider is also required to properly maintain the users' personal information, and in case of any leak or likely leak of the users' personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

        The Standing Committee of the NPC has issued the Decision on Strengthening Internet Information Protection in December 2012. Pursuant to this decision, the State protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by steal or other illegal means, nor sell or illegally provide certain information others. The Decision further set out the requirement for the internet service providers. When collecting or using the personal electronic information of citizens in their business activities, the internet service providers shall follow the principle of lawfulness, properness and necessity, explicitly disclose their purposes, methods and scopes for collection and use of the information, and, upon consent of the information providers, may collect or use information without violation of the provisions of the laws and regulations and the agreement of both parties. Where the internet service providers collect and use the personal electronic information of citizens, they shall disclose the rules for such collection and use. The network service providers as well as their personnel must keep in strict confidence of the personal electronic information of citizens collected in their business activities. They shall not divulge, distort or damage such information, or shall not sell or illegally provide certain information to others. Furthermore, the network service provider shall take technical measures and other necessary measures to ensure information security and prevent the divulgence, damage or loss of any personal electronic information of citizens collected in their business activities. In case of occurrence or possible occurrence of such divulgence, damage or loss of information, remedial measures shall be immediately taken.

        Furthermore, MIIT's Provisions on Protection of Personal Information of Telecommunications and Internet Users which was promulgated in July 2013 and became effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

        Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client's information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (a) sells or provides personal information to others in a way violating the applicable law, or (b) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

        The Standing Committee of the NPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as "owners and administrators of networks and network service providers", including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users' real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Intellectual Property in the PRC

  Trademark

        Pursuant to the Trademark Law of the PRC, or the Trademark Law, as amended in August 2013 and became effective in May 2014, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to the Trademark Law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action and pay damages.

        The Trademark law was most recently amended in April 2019 and will become effective in November 2019.

Patents

        Pursuant to the Patent Law of the PRC, or the Patent Law, as amended in 2008, a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

  Copyright

        Pursuant to the Copyright Law of the PRC, or the Copyright Law, as amended in February 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages.

        Pursuant to the Computer Software Copyright Protection Regulations promulgated in December 2001 and amended in January 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council's copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

  Domain Name

        Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and became effective in November 2017. The MIIT is the major regulatory authority of the domain names. The registration of domain names in China is on a "first-apply-first-registration" basis. A domain name applicant will become the domain name holder upon completion of the application procedure.

Regulations Relating to Tax in the PRC

  Income Tax

        The Enterprise Income Tax Law of the PRC, or the Enterprise Income Tax Law, was promulgated in March 2007 and was most recently amended in December 2018. The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the Enterprise Income Tax Law, a "de facto management body" is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

        In April 2009, the Ministry of Finance, or MOF, and the State Administration of Tax, or the SAT, jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In February 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, which became effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

        In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and placement in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which was amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

  Value-added Tax

        Pursuant to the Provisional Regulations on Value-added Tax of the PRC which was promulgated in December, 1993 and most recently amended in November 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. A value-added tax rate at 6%, 11% or 17% applies to the PRC enterprises unless otherwise exempted or reduced according to the value-added tax Regulations and other relevant regulations.

        Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax which was promulgated in March 2016 and most recently amended on in December 2017, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

        Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates which was promulgated on April 4, 2018 and come to effect on May 1, 2018, by MOF and SAT, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable tax rates of 17% and 11% are adjusted to 16% and 10%. Furthermore, pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated by MOF, SAT and the General Administration of Customs of PRC on March 20, 2019 and came to effect on April 1, 2019, the currently applicable value-added tax rate of 16% shall be adjusted to 13%, and the value-added tax rate of 10% shall be adjusted to 9%.

Regulations Relating to Labor Protection in the PRC

  Labor Law and Labor Contract Law

        According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC in July 1994, became effective in January 1995, and was most recently amended in December 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees, and shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

        The Labor Contract Law of the PRC or the Labour Contract Law, which was promulgated by the NPC Standing Committee in June 2007, became effective in January 2008, and was most recently amended in December 2012, and the Implementation Regulations on Labor Contract Law, promulgated in and became effective in September 2008, regulate both employer and the employee and contain specific provisions involving the terms of the labor contract. Pursuant to the Labor Contract Law, employers shall establish employment relationship with employees on the date that they start employing the employees. To establish employment, a written employment contract shall be concluded, or employers will be liable for the illegal actions. Furthermore, enterprises and institutions are prohibited to force the laborers to work beyond the time limit and the employers shall pay laborers overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely.

  Regulations on Social Insurance and Housing Provident Fund

        According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for

Enterprise Employees effective as of January 1, 1995, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and most recently amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. If an employer does not pay the full amount of social insurance premiums as required by law, the social insurance premium collection institution shall order the employer to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If such overdue payment is not made within the stipulated period, the relevant administration government department shall impose a fine from one to three times the amount of overdue payment.

        According to the Regulations on the Administration of Housing Provident Fund, which was promulgated in and became effective in April 1999, and was most recently amended in March 2019, the employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies violate these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People's Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations Relating to Foreign Exchange

  General Administration of Foreign Exchange

        According to the Regulations on Foreign Exchange Administration of the PRC (Revised in 2008) which was promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and was last revised on August 5, 2008, RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interests and dividends. Current account foreign exchange income may, in accordance with relevant provisions of the PRC, be retained or sold to any financial institution engaged in foreign exchange settlement and sales business. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration of Foreign Exchange, or the SAFE, or its local branches. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local branches.

        Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 which was promulgated on November 19, 2012, and became effective on December 17, 2012 and was revised on May 4, 2015 and October 10, 2018 respectively, the approval is not required for the opening of an account entry in foreign exchange accounts under direct investment or for domestic transfer of the foreign exchange under direct investment. SAFE Circular No. 59 also simplifies the capital verification and confirmation formalities for foreign invested enterprises, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equity interests and foreign exchange registration formalities required for the foreign investors to acquire the equity interests of Chinese party, and further improves the administration on exchange settlement of foreign exchange capital of foreign invested enterprises.

        In light of The Circular of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the SAFE Circular No. 13, promulgated on February 13, 2015 and became effective on June 1, 2015, to improve the efficiency on foreign exchange management, the SAFE has cancelled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular No. 13 simplifies the procedure of registration of foreign exchange and investors shall register with banks to have the registration of foreign exchange under the condition of direct domestic investment and direct overseas investment.

        The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular No. 19, which was promulgated on March 30, 2015 and came into effect as of June 1, 2015, adopts the approach of discretional foreign exchange settlement. The discretional settlement of the foreign exchange capital of foreign-invested enterprises refers to that the settlement of foreign exchange capital in the capital accounts of foreign-funded enterprises that have been subject to the confirmation of cash capital contribution at foreign exchange authorities (or the entry registration of cash contribution at banks) may be handled at banks based on the enterprises' actual requirements for business operation. The proportion of discretional settlement of foreign exchange capital of foreign-funded enterprises is temporarily determined as 100%. The SAFE may, based on the international balance of payments, adjust the aforesaid proportion at appropriate times.

        The Notice of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to the SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital, foreign debts and repatriated funds raised through overseas listing) on self-discretionary basis, which applies to all enterprises registered in China. The SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or expenditure prohibited by laws and regulations of PRC and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within China unless otherwise specifically provided. In addition, the converted RMB may not be used to make loans for unrelated enterprises unless it is within the business scope nor to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

  Regulations in Relation to Offshore Investment

        Pursuant to the Circular on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles,or the Circular No. 37, which was promulgated by the SAFE and became effective on July 4, 2014, a domestic resident shall, before contributing the domestic and overseas lawful assets or interests to a special purpose vehicle("SPV"), apply to the foreign exchange office for foreign exchange registration of overseas investments. In addition, in the event of any change of basic information of the overseas SPV such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the modification of foreign exchange registration procedures for offshore investment. After the completion of the overseas financing, the SPV shall comply with the related provisions on Chinese foreign investment and foreign debt administration if the capital financed is repatriated for use within the territory of China. Failure to comply with the registration procedures as set out in SAFE Circular 37 may result in penalties.

        The SAFE Circular No. 13 has further revised Circular No. 37 by requiring domestic residents to register with qualified banks rather than the SAFE or its local counterparts in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations Relating to Dividend Distributions

        The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law of the PRC issued in 1986 and most recently amended in October 2016, and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law issued in 1990 and most recently amended in March 2014. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations on Stock Incentive Plans

        Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company and complete certain other procedures.

        In addition, SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to M&A and Overseas Listings

        On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require offshore SPV formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the

China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on any stock exchange overseas.

        Our PRC legal counsel, Jingtian & Gongcheng, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC or MOFCOM for the approval under the M&A rules of the listing and trading on the NYSE. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. See "Risk Factors—The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Daqing Mao	50	Chairman of Board of Directors, Chief Executive Officer
Zhuangkun He	47	Director
Cheong Kwok Mun	51	Director
Lingyang Yan	41	Chief Financial Officer, Director
Shanshan Guo*	40	Director nominee
William Wei Pao Zen*	72	Director nominee
Michael Minhong Yu*	57	Director nominee
Enze Liang*	38	Director nominee
Mei Han*	50	Director nominee
Liang Sun	45	Executive President
Guohang Wang	41	Chief Strategy Officer
Xin Guan	38	Chief Operating Officer
Binchao Xu	41	Chief Technology Officer
Zhenfei Wu	42	Chief Marketing Officer
Jianghai Shen	34	Chief Product Designer

*
Each of Shanshan Guo, William Wei Pao Zen, Michael Minhong Yu, Enze Liang and Mei Han has accepted appointment as our directors, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Daqing Mao is our founder. He currently serves as the Chairman of our Board of Directors and our Chief Executive Officer. Prior to the founding of our Company, he served as the executive vice president of China Vanke Co., Ltd. (HKEX: 2202) and the general manager of Beijing Vanke Company Limited from 2009 to 2015. Prior to that, Dr. Mao served as the general manager of Bohai-Rim region at CapitaLand China Holdings Pte Ltd between 1996 to 2009, as senior architect at Nikken Sekkei (Singapore) Limited from 1994 to 1996, and as senior planner at Thailand Saha Group in 1994. Dr. Mao is also a Charted Architect in China and serves as visiting professor in multiple universities and an expert consultant of Beijing Municipal People's Government. Dr. Mao received his bachelor's degree in architecture from Southeast University in 1991, his master's degree and Ph.D. degree in Urban Science from Tongji University in 2003, respectively. He also completed his post-doctoral program in regional economics at Peking University in 2006.

        Zhuangkun He is one of our directors and a co-founder of our Company. Before joining us, Mr. He was a practicing lawyer for more than ten years and he served as partner in Liuhe Jinzheng Law Firm. He received his master's degree in law from University of International Business and Economics in 2008 and his bachelor's degree in engineering from Zhengzhou Engineering College (currently known as Zhengzhou University) in 1995.

        Cheong Kwok Mun is one of our directors. Prior to joining us in 2019, he was independent consultant specializing in real estate advisory services. He previously served as the Asian regional head of capital raising and client relations at Corestate Capital Group from 2015 to 2017. Before that, he had worked at CapitaLand Limited (SGX: C31) for 11 years and he served as the managing director of Raffles City China Fund, from 2008 to 2010, as vice president of investor relations and capital partners at the headquarter in Singapore from 2009 to 2015. Mr. Cheong received his bachelor's degree in economics from University of Western Australia in 1993.

        Lingyang Yan currently serves as our Chief Financial Officer and is one of our directors. Mr. Yan is also a member of the Chinese Institute of Certified Public Accountants. Prior to joining us in August 2017, Mr. Yan served as the chief financial officer of Hongkun Real Estate from 2016 to 2017. Prior to that, Mr. Yan worked at Ernst & Young Hua Ming LLP and Deloitte Touche Tohmatsu Certified Public Accountants LLP for more than 16 years and he served as a partner of Deloitte Touche Tohmatsu Certified Public Accountants LLP from 2011 to 2016. Mr. Yan is an American Certified Public Accountants, a certified internal auditor, and a member of the Chinese Institute of Certified Public Accountant. He received his postgraduate certificate in accounting from University of International Business and Economics in 2017 and his bachelor's degree of economics from Capital University of Economics and Business in 2000.

        Shanshan Guo will serve as our director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Guo has been a partner of Sequoia Capital China since 2010. Prior to that, he served as a senior research analyst in McKinsey & Company from 2005 to 2010. Prior to that, he served as a project manager at Bosch-Siemens Home Appliance from 2004 to 2005. He received his master's degree from Loughborough University in 2003 and his bachelor's degree from Chongqing University in 2002.

        William Wei Pao Zen will serve as our director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zen is the co-chairman of Road King Infrastructure Limited (HKEX: 1098) and the chairman of Wai Kee Holdings Limited (HKEX: 610). He is also a member of the Hong Kong Institution of Engineers and the Institute of Quarrying, the United Kingdom. He received his master's degree in business administration from Asia International Open University (Macao), currently known as City University of Macau, in 2000 and his bachelor's degree in science from Chinese University of Hong Kong in 1971.

        Michael Minhong Yu will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Yu is the founder and chairman of the board of New Oriental Education & Technology Inc. (NYSE: EDU). He is also the founding partner of Hongtai Capital Holdings. He also serves as a standing member of the Central Committee of the China Democratic League. Previously he was an English instructor at Peking University from 1985 and 1991. Mr. Yu received his bachelor's degree in English from Peking University in 1987.

        Enze Liang will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Liang joined Marcum Bernstein & Pinchuk LLP in December 2011 and is currently a managing director of its New York office. Mr. Liang is a member of the American Institute of Certified Public Accountants. Mr. Liang received his master's degree in accountancy from the University of Illinois at Urbana Champaign in 2008 and his bachelor's degree in financial management from Central University of Finance and Economics in 2004.

        Mei Han will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Dr Han has more than 25 years of experience in the areas of finance, investment strategies, sales and management. During 20 years of working for Capital Group between 1997-2017, Dr Han held several senior management roles, including managing director for Capital Group's strategic solutions. She was also a founding member of Capital Group China. Dr. Han received her doctorate degree in business administration from University of South Australia in 2010, her master's degree in business administration from European University in 1993, and her bachelor's degree in law from Peking University in 1990.

        Liang Sun currently serves as our Executive President. Prior to joining us in 2019, Mr. Sun served as the chief operation officer at Kr Space from 2018 to 2019. Before that, he served as the general manager in Regus China, currently known as IWG plc (LON: IWG), from 2013 to 2018. Mr. Sun received his associate's degree in economics and management from Hunan Normal University in 2009.

        Guohang Wang currently serves as our Chief Strategy Officer. Prior to joining us in 2019, Mr. Wang founded Rocket Technology in 2018, which we acquired in 2019. Prior to that, Mr. Wang served as the chief executive officer of Beijing Lailai Web Network Technology Co., Ltd. from 2011 to 2018, as vice president of Utour Group Co.,Ltd. (SZSE: 002707) from 2006 to 2010, and as general manager of Beijing branch of HNA Tourism Group Co., Ltd. from 2002 to 2006. He received his bachelor's degree in arts from College of Applied Arts and Science of Peking University, currently known as College of Applied Arts and Science of Beijing Union University, in 2000.

        Xin Guan currently serves as our Chief Operating Officer. Before joining us in 2016, she was in charge of systematic construction at Taikang Community from 2014 to 2016. She also served as vice president for the medium-level brand chain under Plateno Group from 2012 to 2014. Ms. Guan obtained her executive master of business administration degree from China Europe International Business School in 2018 and her bachelor's degree in mathematics with a dual degree in business administration from University of Waterloo in 2004.

        Binchao Xu currently serves as our Chief Technology Officer. Prior to joining us in 2015, Mr. Xu served as general manager of the product center of Hi Sun Technology (China) Limited (HKEX: 0818) from 2009 to 2013, and manager of the product division of Nine Energy Service, Inc. (NASDAQ: NINE) from 2006 to 2008. Mr. Xu received his bachelor's degree in computer science and application from Lanzhou University in 2002.

        Zhenfei Wu currently serves as our Chief Marketing Officer. Prior to joining us in 2018, Mr. Wu Zhenfei founded Shengguang Zhongshuo Digital Marketing Co., Ltd. in 2015, which we acquired in 2018. Prior to that, Mr. Wu served as general manager of south China district of media and advertising department and vice manager of Shenzhen branch of Bluefocus Intelligent Communications Group Co., Ltd. from 2014 to 2015, general manager of south China district of Shanghai OMP Advertisement Communication Company from 2013 to 2014, vice general manager of south China district of Shanghai Madhouse Advertisement Communication Company in 2012, vice general manager of south China district of Shanghai MediaV Advertisement Communication Company from 2009 to 2012, senior manager of Shanghai Allyes Advertisement Communication Company from 2005 to 2009, and senior manager of International Data Group from February 2004 to August 2005. Mr. Wu received his bachelor's degree in mechanical engineering and automation from South China University of Technology in 2001 and his graduate certificate in marketing and communication from the University of Hong Kong in 2015.

        Jianghai Shen currently serves as our Chief Product Designer. Prior to joining us in 2018, Mr. Shen founded Beijing Daguan Architectural Design Consulting Co., Ltd. in 2016, which we acquired in 2018. Prior to that, he served as design manager at Sino-Ocean Group Holding Limited (HKEX: 3377) from 2015 to 2016, as architectural design manager at China Vanke Co., Ltd. (HKEX: 2202) from 2011 to 2015, and as architect at Zaha Hadid Architects from 2010 to 2011. Mr. Shen received his master's degree in architecture design from University of Westminster in 2010 and his bachelor's degree in architecture from Hebei University of Technology in 2009.

Employment Agreements and Indemnification Agreements

        [We [have entered] into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can then be renewed upon mutual agreement before the expiration of the current employment term. We may terminate an executive officer's employment for cause at any time without advance notice in certain events. We may also terminate an executive officer's employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving prior written notice.

        Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-compete and non-solicitation restrictions during the term of his or her employment and for [two] years following the last date of employment.

        We [have also entered] into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Board of Directors

        Our Board of Directors will consist of [nine] directors, including [three] independent directors, namely [Mr. Enze Liang, Mr. Michael Minhong Yu and Dr. Mei Han], upon the SEC's declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer's board of directors must consist of independent directors. [However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow "home country practice" in certain corporate governance matters. We rely on this "home country practice" exemption and do not have a majority of independent directors serving on our Board of Directors.]

        A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our Board of Directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

        Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of [Mr. Enze Liang, Mr. Michael Minhong Yu and Dr. Mei Han], chaired by [Mr. Enze Liang]. We have determined that satisfy the requirements of [Section 303A] of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [Mr. Enze Liang] qualifies as an "audit committee financial expert." The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  establishing clear hiring policies for employees or former employees of the independent auditors;

  •
  reviewing and recommending to our Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

  •
  approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

  •
  obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our Board of Directors for inclusion in our annual reports;

  •
  discussing the annual audited financial statements with management and the independent registered public accounting firm;

  •
  reviewing policies with respect to risk assessment and risk management;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

  •
  periodically reviewing and reassessing the adequacy of the committee charter;

  •
  approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

  •
  establishing and overseeing procedures for the handling of complaints and whistleblowing;

  •
  meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

  •
  reporting periodically to the Board of Directors; and

  •
  such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

        Compensation Committee.    Our compensation committee will consist of [Dr. Daqing Mao, Mr. Lingyang Yan and Dr. Mei Han] and is chaired by [Dr. Daqing Mao]. We have determined that [Dr. Mei Han] satisfy the "independence" requirements of [Section 303A] of the Corporate Governance Rules of the NYSE. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

  •
  reviewing and evaluating our executive compensation and benefits policies generally;

  •
  reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

  •
  periodically reviewing and reassessing the adequacy of the committee charter;

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management; and

  •
  reporting periodically to the Board of Directors; and

  •
  such other matters that are specifically delegated to the compensation committee by our Board of Directors from time to time.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [Dr. Daqing Mao, Mr. Zhuangkun He and Mr. Michael Minhong Yu], chaired by [Dr. Daqing Mao]. We have determined that [Mr. Michael Minhong Yu] satisfy the "independence" requirements of the NYSE rules. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  recommending nominees to the Board of Directors for election or re-election to the Board of Directors, or for appointment to fill any vacancy or newly created directorships on the Board of Directors;

  •
  reviewing periodically with the Board of Directors the current composition of the Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

  •
  recommending to our Board of Directors such criteria with respect to nomination or appointment of members of our Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;

  •
  recommending to the Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

  •
  periodically and reassessing the adequacy of the committee charter;

  •
  overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

  •
  overseeing and leading the self-evaluation of the Board of Directors in its performance and effectiveness as a whole.

Duties and Functions of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders' annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

        [Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.]

Interested Transactions

        A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2018, we paid an aggregate of RMB3.2 million (US$0.5 million) in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see "—Share Incentive Plan."

Share Incentive Plan

2019 Plan

        We adopted an employee share incentive plan on August 22, 2019, or the 2019 Plan. The purpose of the 2019 Plan is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance. The 2019 Plan provides for the issuance of up to an aggregate of 15,028,567 of our ordinary shares. As of the date of this prospectus, options to purchase an aggregate number of 13,870,252 ordinary shares are outstanding under the 2019 Plan, and none of such options had vested and become exercisable. Upon the completion of this offering, all of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2019 Plan shall, upon issuance of such ordinary shares, be designated as Class A ordinary shares.

        The following paragraphs summarize the terms of the 2019 Plan.

        Types of Awards.    The 2019 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2019 Plan.

        Plan Administration.    Before the completion of this offering, the 2019 Plan is administered by our Board of Directors. After the completion of this offering, a committee formed in accordance with applicable stock exchange rules shall administer the 2019 Plan, unless otherwise determined by the Board of Directors.

        Eligibility.    Our employees and consultants are eligible to participate in the 2019 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

        Designation of Award.    Each award under the 2019 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

        Conditions of Award.    The Board of Directors or any entity appointed by the Board of Directors to administer the 2019 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

        Terms of Award.    The term of each award is stated in the award agreement between the company and the grantee of such award.

        Transfer Restrictions.    Unless otherwise determined by the administrator of the 2019 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2019 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

        Exercise of Award.    Any award granted under the 2019 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2019 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.
        Amendment, Suspension or Termination of the 2019 Plan.    The administrator of the 2019 Plan may amend, alter, suspend, discontinue or terminate this 2019 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2019 Plan deems it necessary or desirable to qualify or (ii) shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in our memorandum and articles of association for any amendment to the 2019 Plan that increases the total number of shares reserved for the purposes of the 2019 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

        The following table summarizes, as of the date of this prospectus, options that we granted to our directors and executive officers under the 2019 Plan.

Name	Position	Ordinary Shares Underlying Outstanding Options Granted	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Daqing Mao	Chairman of Board of Directors, Chief Executive Officer	—	—	—	—
Zhuangkun He	Director	*	0.0001	September 19, 2019	September 19, 2029
Cheong Kwok Mun	Director	*	0.0001	September 19, 2019	September 19, 2029
Lingyang Yan	Chief Financial Officer, Director	*	0.0001	September 19, 2019	September 19, 2029
Shanshan Guo	Director	—	—	—	—
William Wei Pao Zen	Director	—	—	—	—
Michael Minhong Yu	Director	—	—	—	—
Enze Liang	Director	—	—	—	—
Mei Han	Director	—	—	—	—
Liang Sun	Executive President	*	0.0001	September 19, 2019	September 19, 2029
Guohang Wang	Chief Strategy Officer	—	—	—	—
Xin Guan	Chief Operating Officer	*	0.0001	September 19, 2019	September 19, 2029
Binchao Xu	Chief Technology Officer	*	0.0001	September 19, 2019	September 19, 2029
Zhenfei Wu	Chief Marketing Officer	—	—	—	—
Jianghai Shen	Chief Product Designer	—	—	—	—

*
Less than 1% of our total outstanding shares.

*
Each of Shanshan Guo, William Wei Pao Zen, Michael Minhong Yu, Enze Liang and Mei Han has accepted appointment as our directors, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        As of the same date, our other employees as a group held options to purchase 10,504,397 ordinary shares, with an exercise price of US$0.0001 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers; [and]

  •
  each person known to us to beneficially own more than 5% of our ordinary shares[, and]

  •
  [the selling shareholders.]

        The calculations in the table below are based on 131,312,984 ordinary shares outstanding as of the date of this prospectus and                        ordinary shares outstanding immediately after the completion of this offering, including (i)             Class A ordinary shares to be sold by us in this offering in the form of ADSs, (ii) 111,551,842 Class A ordinary shares converted from our issued and outstanding ordinary shares other than the issued and outstanding ordinary shares held by Maodq Limited, Fair Vision Group Limited and Astro Angel Limited prior to this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs, and (iii) 19,761,142 Class B ordinary shares converted from the issued and outstanding ordinary shares held by Maodq Limited, Fair Vision Group Limited and Astro Angel Limited prior to this offering.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%**	Number	%	Number	%	Number	%	%
Directors and Executive Officers:†
Daqing Mao(1)	46,314,990	35.27%
Zhuangkun He	*	*
Cheong Kwok Mun	—	—
Lingyang Yan	*	*
Shanshan Guo††	—	—
William Wei Pao Zen††	—	—
Michael Minhong Yu††	—	—
Enze Liang††	—	—
Mei Han††	—	—
Liang Sun	—	—
Guohang Wang	*	*
Xin Guan	*	*
Binchao Xu	*	*
Zhenfei Wu	*	*
Jianghai Shen	*	*
All directors and executive officers as a group	49,966,924	37.65%
Principal [and Selling] Shareholders:
Holding group of Dr. Daqing Mao/Angela Bai(2)	46,314,990	35.27%
AMBITIOUS WORLD LIMITED(3)	11,235,147	8.56%
Starry Shore Company Limited(4)	6,967,173	5.31%

Notes:

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 131,312,984, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to            votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†
Except for Shanshan Guo, William Wei Pao Zen, Michael Minhong Yu, Enze Liang and Mei Han, the address of our directors and executive officers is Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People's Republic of China. The business address of Shanshan Guo is Room 3006, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, People's Republic of China. The business address of William Wei Pao Zen is Floor 8, Tower West, Times Science and Technology Mansion, 7028 Shennan Avenue, Futian District, Shanshan Guangdong, People's Republic of China. The business address of Michael Minhong Yu is Floor 9, No. 6 Hai Dian Zhong Street, Haidian District, Beijing, People's Republic of China. The business address of Enze Liang is 7 Penn Plaza, Suite 830, New York, NY, the United States. The business address of Mei Han is 214 Depot Road, #18-68, The lnterlace, Singapore.

††
Each of Shanshan Guo, William Wei Pao Zen, Michael Minhong Yu, Enze Liang and Mei Han has accepted appointment as our directors, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Represents 46,314,990 ordinary shares, collectively held by the 14 shareholders pursuant to the acting-in-concert agreement described in footnote (2), including (i) 1,011,110 ordinary shares held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, all of which will be redesignated as Class B ordinary shares immediately upon the completion of this offering, (ii) 15,750,032 ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited and ultimately controlled by Dr. Daqing Mao, all of which will be redesignated as Class B ordinary shares immediately upon the completion of this offering, and (iii) 3,000,000 ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao, all of which will be redesignated as Class B ordinary shares immediately upon the completion of this offering. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, RoadTown, Tortola, VG1110, British Virgin Islands. 697,977 ordinary shares held by Maodq Limited have been pledged to All-Stars secure the loan extended by All-Stars to us under a convertible promissory note. See "Description of Share Capital—History of Securities Issuances—Convertible Note Issued to All-Stars SP X Limited."

(2)
Represents an aggregate of 46,314,990 ordinary shares, consisting of (i) 1,011,110 ordinary shares held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, our founder, Chairman and Chief Executive Officer; (ii) 15,750,032 ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited and ultimately controlled by Dr. Daqing Mao; (iii) 3,000,000 ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao; (iv) 11,235,147 ordinary shares held by Ambitious World Limited, a British Virgin Islands company wholly owned by Brian Zhao Limited and ultimately controlled by Mr. Bin Zhao; (v) 702,197 ordinary shares held by Cinaus Holdings Limited, a limited liability company incorporated in the British Virgin Islands; (vi) 702,197 ordinary shares held by Dynamic Youth Limited, a limited liability company incorporated in the British Virgin Islands; (vii) 702,197 ordinary shares held by Everest Capital-UC Limited, a limited liability company incorporated in the British Virgin Islands; (viii) 680,189 ordinary shares held by Zhuangkun Limited, a limited liability company incorporated in the British Virgin Islands; (ix) 2,798,142 ordinary shares held by Linkgtrend Investment Limited, a limited liability company incorporated in the British Virgin Islands; (x) 1,566,974 ordinary shares held by Lintrend Investment Limited, a limited liability company incorporated in the British Virgin Islands; (xi) 955,760 ordinary shares held by Qinjun Limited, a limited liability company incorporated in the British Virgin Islands; (xii) 5,076,599 ordinary shares held by Shanghai Fengluo Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership incorporated in the PRC; (xiii) 251,676 ordinary shares held by Yuzl Limited, a limited liability company incorporated in the British Virgin Islands; (xiv) 251,676 ordinary shares held by Concord Power Investments Limited, a limited liability company incorporated in the British Virgin Islands; and (xv) 1,631,094 ordinary shares held by Sirius Z Limited, a limited liability company incorporated in the British Virgin Islands. Other than the ordinary shares held by Maodq Limited, Fair Vision Group Limited and Astro Angel Limited, all of the ordinary shares of the holding group of Dr. Daqing Mao will be redesignated as Class A ordinary shares immediately upon the completion of this offering. The registered address of Maodq Limited, Cinaus Holdings Limited, Everest Capital-UC Limited, Linkgtrend Investment Limited, Lintrend Investment

  Limited, Qinjun Limited and Yuzl Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Dynamic Youth Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited, Astro Angel Limited, Zhuangkun Limited, Concord Power Investments Limited and Sirius Z Limited is Vistra Corporate Services Centre, Wickhams Cay II, RoadTown, Tortola, VG1110, British Virgin Islands. The registered address of Ambitious World Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, RoadTown, Tortola, British Virgin Islands. The registered address of Shanghai Fengluo Enterprise Management Consulting Partnership (Limited Partnership) is Floor 5, Building 7, No. 3601 Dongfang road, Pudong New Area, Shanghai, China. The 15 entities above represent shareholders who entered into an acting-in-concert agreement on November 13, 2019, pursuant to which the parties agreed to vote on the matters that require action in concert; and if the parties thereof are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by Dr. Daqing Mao or Ms. Angela Bai will be deemed a decision unanimously passed by all parties and will be binding on all parties. The acting-in-concert agreement shall remain effective for a period of three months following the completion of this offering.

(3)
Represents 11,235,147 ordinary shares held by Ambitious World Limited, a British Virgin Islands company wholly owned by Brian Zhao Limited and ultimately controlled by Mr. Bin Zhao, all of which will be redesignated as Class A ordinary shares immediately upon the completion of this offering. The registered address of Ambitious World Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, RoadTown, Tortola, British Virgin Islands.

(4)
Represents 6,967,173 ordinary shares held by Starry Shore Company Limited, a British Virgin Islands company wholly owned by Xingpai Group Limited and ultimately controlled by Mr. Lianfang Gan, all of which will be redesignated as Class A ordinary shares immediately upon the completion of this offering. The registered address of Starry Shore Company Limited is Vistra Corporate Services Centre, Wickhams Cay II, RoadTown, Tortola, VG1110, British Virgin Islands.

        As of the date of this prospectus, approximately 0.46% of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements

        See "Corporate History and Structure" for a description of the contractual arrangements among our PRC subsidiaries, our VIEs and the shareholders of our VIEs.

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Share Incentives

        See "Management—Share Incentive Plan."

Other Related Party Transactions

Transactions with Dr. Daqing Mao

        In June 2017, we received a loan from Dr. Daqing Mao, our founder, Chairman of Board of Directors and Chief Executive Officer, of US$686,000 to support our working capital needs. The loan is interest-free with an initial term of one year with extension. As of December 31, 2017 and December 31, 2018, the amounts due to Dr. Daqing Mao were RMB3.8 million and RMB4.0 million (US$0.6 million). We settled all outstanding balance of the related-party loan due to Dr. Daqing Mao in September 2019.

        In December 2018, we extended a loan of RMB2.2 million to Dr. Daqing Mao. The loan had an annual interest rate at the benchmark one-year lending rate published by the People's Bank of China and an initial term of one month with extension. We settled all the outstanding balance of the related-party loan due from Dr. Daqing Mao in March 2019.

Transaction with Maodq Limited

        In accordance with an equity mortgage made on June 26, 2019, Maodq Limited, a wholly-owned subsidiary of Dr. Daqing Mao, has pledged 697,977 of our ordinary shares to All-Stars SP X Limited, or All-Stars, for securing a loan with a principal amount of US$10 million extended by All-Stars to us under a convertible promissory note. See "Description of Share Capital—History of Securities Issuances—Convertible Note Issued to All-Stars SP X Limited."

Transactions with Youxiang Group

        We entered into six lease agreements with Youxiang Chuangzhi (Beijing) Technology Service Co., Ltd. and its affiliates, collectively Youxiang Group, an affiliate of Dr. Daqing Mao. Those lease agreements have terms ranging from two years to 20 years, and daily rents from RMB2.83/m2 to RMB10/m2 with annual increases as agreed in the lease agreements. For the years of 2017 and 2018, and for the nine months ended September 30, 2018 and September 30, 2019, the lease expenses incurred in connection with lease agreements with Youxiang Group were RMB0.3 million, RMB9.0 million (US$1.3 million), RMB6.7 million and RMB17.1 million (US$2.4 million), respectively. The amounts due to Youxiang Group as of December 31, 2017 and 2018 and September 30, 2019 were RMB2.4 million, RMB8.6 million (US$1.2 million) and RMB21.3 million (US$3.0 million) respectively.

        We provided consulting, construction and designing services to Youxiang Group. For the years of 2017 and 2018, and for the nine months ended September 30, 2019, the amount of net revenue generated from Youxiang Group for consulting, construction and designing services were RMB6.8 million, RMB7.0 million (US$1.0 million) and RMB8.3 million (US$1.2 million), respectively. The amounts due from Youxiang Group as of December 31, 2017 and 2018 and as of September 30, 2019 were RMB0.7 million, RMB18.7 million (US$2.6 million) and RMB15.2 million (US$2.1 million), respectively.

Transaction with Feitelan Culture

        In March 2017, May 2018 and September 2018, we extended three loans of RMB2.0 million, RMB3.5 million and RMB0.3 million, respectively, to Beijing Feitelan Culture Development Co., Ltd., Feitelan Culture. Feitelan Culture was one of affiliates in 2017 and 2018, and became our subsidiary in 2019. Each of the three loans had an interest rate of 6% per annum and a term of one year. As of December 31, 2017 and 2018, the amounts due from Feitelan Culture were RMB0.1 million and RMB6.6 million (US$0.9 million), respectively.

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law of the Cayman Islands, which we refer to as the "Companies Law" below, and the common law of the Cayman Islands.

        Our share capital consists of ordinary shares. In respect of all of our ordinary shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Law and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.

        As of the date hereof, our authorized share capital consists of US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. As of the date of this prospectus, there are 131,312,984 ordinary shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

        We [have conditionally adopted] an amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital immediately prior to the completion of the offering will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares of par value of US$0.0001 each. We will issue Class A Ordinary Shares represented by ADSs in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A Ordinary Shares once the vesting and exercising conditions are met.

        The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

[Ordinary Shares

        General.    Immediately prior to the completion of this offering, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, with a par value of US$0.0001 each, comprising (a) 400,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares of par value of US$0.0001 each. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to            votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

        A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than [one-half] of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders' annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

        Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

        Transfer of Ordinary Shares.    Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

        Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of shares;

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  the instrument of transfer is properly stamped, if required;

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

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  the shares are free from any lien in favor of the Company; and

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  a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

        Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors or by a [special] resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or by [ordinary resolution] of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

        Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company.

Register of Members

        Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

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  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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  the date on which the name of any person was entered on the register as a member; and

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  the date on which any person ceased to be a member.

        Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an [ordinary resolution] of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director's office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Nonresident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

  Ordinary Shares

        On May 16, 2019, we issued a total of 70,333,091 ordinary shares at par value of US$0.0001 per share to Zhaozy Limited, Dynamic Youth Limited, Cinaus Holdings Limited, Baixh Limited, Maodq Limited, Brian Zhao Limited, Linkgtrend Investment Limited, Lintrend Investment Limited, Qinjun Limited, Mainto Capital Limited, Pine Wine Holdings Limited, Hezk Limited, Everest Capital-UC Limited, Majun Limited, Urshare International Limited, Dai WF Limited, Yuzl Limited, Yangtong Limited, Assemble Bonanza Investment Limited, Yipei Global Holding Limited, Fusl Limited, Hong Kong Junfa Property Company Limited, GanJH Limited, JiangM International Limited, Aisijia Company Limited, Prometheus YK Holding Limited, BECL Star Holding Ltd, FanXC Limited, DaiC Holdings Limited and Shanghai Fengluo Enterprise Management Consulting Partnership (Limited Partnership).

        On June 21, 2019, we issued a total of 20,313,269 ordinary shares at par value of US$0.0001 per share to Max Harmony Limited, AJX Limited, Uke Overseas Investment Limited, Yirun Silver Limited, Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership), PinHui International Investment Limited, Locals Winwin Limited, Sichuan XinWen Investment Co., LTD, Pure Idea International Limited, Jiaxing Chuanghehuijin Equity Investment Partnership Enterprise (Limited Partnership), Hangzhou Shenghang Jinghe Investment Management L.P., Songdu Culture & Tourism Development Co., Limited, Silk Road Kechuang Investment Center Ltd. and Shanghai Wuhui Management Consulting Partnership (Limited Partnership).

        On August 28, 2019, we issued a total of 40,666,624 ordinary shares at par value of US$0.0001 per share to Majun Limited, Shanghai Wuhui Management Consulting Partnership (Limited Partnership), Silk Road Kechuang Investment Centre Ltd., Xingpai Group Limited, ShiY Limited, Yi Pin Xuan International Limited, HODE LIMITED, SundayRiver Limited, Aplus Youke Holdings Limited, XSpecies Company Limited, Fiji Pine Group Limited, Future Fortune First Group Limited, CEG Beaux Associated Co., Ltd., Tembusu IV UCOM Ltd., Plum Angel Investment Co., Ltd., Tembusu Limited., Ideate Investments Limited, Cyanhill Capital Limited, WEDO A HOLDING LIMITED,

WEDO B HOLDING LIMITED, Guohui (HK) Holdings Co., Limited, Junhao Holdings Limited, WilsonR Limited, CDL International Limited, GYY International Limited, Genius Choice International Limited, Rich Enterprise Holdings Ltd., Valencia & JONSON International Limited, Talent Found Limited, Dongyiyuanda Limited, Daga Architects Limited, iZest Limited and Bannong Holdings Limited.

Convertible Note Issued to All-Stars SP X Limited

        On January 11, 2019, pursuant to a note purchase agreement dated December 24, 2018, we issued a convertible promissory note due on January 9, 2020, in the principal amount of US$10 million to All-Stars. Maodq Limited, a wholly-owned subsidiary of Dr. Daqing Mao, has pledged 697,977 of our ordinary shares to All-Stars for securing the loan extended by All-Stars to us under the convertible promissory note.

        The convertible note bears a simple interest at the rate of eight percent per annum. According to the note purchase agreement, as long as the convertible promissory note is outstanding, All-Stars, as the note holder, shall enjoy the following rights:

        Pre-emptive right.    All-Stars has a pre-emptive right to purchase any new shares or securities issued by the Company to third parties based on All-Stars' percentage ownership in the Company on a pro rata, fully diluted and as-converted basis.

        Information and Inspection Rights.    We will deliver to All-Stars: (a) audited annual consolidated financial statements of Ucommune (Beijing) Venture Investment Co., Ltd., Ucommune (Hong Kong) Limited and Ucommune Singapore Pte. Ltd., including without limitation, the balance sheet as of the end of such fiscal year and statements of income, shareholders' equity, and cash-flow for such fiscal year (each audited and certified by an accounting firm designated by the board), within one hundred and twenty (120) days after the end of each fiscal year; (b) unaudited quarterly management accounts of Ucommune (Beijing) Venture Investment Co., Ltd., Ucommune (Hong Kong) Limited and Ucommune Singapore Pte. Ltd., within forty-five (45) days after the end of each fiscal quarter; and; (c) copies of all documents or other information filed with and disclosed under the request of any stock exchange or securities regulatory authority. As a result of All-Stars' information and inspection rights, All-Star might be in possession of material non-public information ("MNPI") of our Company from time to time and therefore be subject to certain trading restrictions under U.S. securities laws. After the completion of this offering, we will remind All-Star to comply with the trading restrictions under applicable securities laws and to prevent the disclosures of MNPI when we deliver the our non-public information to All-Stars.

        In addition, within twelve (12) months from the date All-Stars wires the principal amount to us, in the case that we issue new shares in class(es) that is different from the class(es) of shares that All-Stars may invest in to any third party, All-Stars shall be entitled to any more favorable investment rights or privileges granted to such third parties by us if such more favorable rights or privileges be granted to the third parties.

        In accordance with the convertible promissory note, subject to certain conditions, if the next round financing occurs before the maturity, All-Stars has the right to convert US$5 million, US$4 million and US$1 million of the principal amount and all accrued interests thereon into our shares issued in that round, at the conversion price determined based on the pre-money valuation of the Group at US$800 million, US$1,360 million and US$2,500 million, respectively, on a fully diluted and as converted basis. Upon conversion, All-Stars will be entitled to the rights for the holder of shares in the same class(es) as the converted shares (including but not limited to, any information rights, preemptive rights, first refusal and co-sale rights, voting right, and registration rights) set forth in the relevant memorandum and articles of association, shareholders' agreement and other related documents.

 DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                Class A ordinary shares (or a right to receive                Class A ordinary shares) deposited with                        , as custodian for the depositary in [Hong Kong]. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary's office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Dividends and Other Distributions

  How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

        Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

        Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

  How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

  How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs for the purpose of withdrawal at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

  How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

  How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

        Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [40] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

  How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

  •
  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  •
  we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

  •
  we delist our shares from an exchange outside the United States on which they were listed, if applicable, and do not list the shares on another exchange outside the United States;

  •
  the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

  •
  we appear to be insolvent or enter insolvency proceedings;

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

  Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

  •
  the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Jury Trial Waiver

        The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

        You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary's compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have                        ADSs outstanding, representing Class A ordinary shares, or approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lockup Agreements

        We, [our directors and executive officers, our existing shareholders and certain of our option holders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted shares" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

  •
  the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

 TAXATION

        The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in our Class A ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC legal counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

        In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders' meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the

PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders."

Material U.S. Federal Income Tax Consideration

        In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to own the ADSs or ordinary shares.

        This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  dealers or traders in securities that use a mark-to-market method of tax accounting;

  •
  persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  entities classified as partnerships for U.S. federal income tax purposes and their partners;

  •
  tax-exempt entities, "individual retirement accounts" or "Roth IRAs";

  •
  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our stock by vote or value; or

  •
  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

        If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

        As used herein, a "U.S. Holder" is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or ordinary shares and:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

        Except as described below under "—Passive Foreign Investment Company Rules," this discussion assumes that we are not, and will not be, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

        Distributions paid on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under "—People's Republic of China Taxation"), other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

        Dividends will be included in a U.S. Holder's income, in the case of ordinary shares, on the date of the U.S. Holder's, or in the case of ADSs, the depositary's, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in "—People's Republic of China Taxation," dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

        A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder's tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As described in "—People's Republic of China Taxation," gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat gains taxable under PRC law as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation (a "25% Subsidiary") is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes rents, royalties, dividends, interest, and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Although "passive income" generally includes rents, certain "active rental income" is not considered passive for purposes of determining whether a company is a PFIC.

        Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined by reference to the market value of the ADSs, which may be volatile). In addition, our PFIC status will depend on the manner in which we operate our workspace business (and thus the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, our VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us. Because of these uncertainties, and because PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

        If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIEs) were also a PFIC (any such entity, a "Lower-tier PFIC"), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

        In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over the U.S. Holder's holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely "deemed sale" election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

        Alternatively, if we were a PFIC and if the ADSs were "regularly traded" on a "qualified exchange" (as defined in applicable U.S. Treasury regulations), a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under "—Taxation of Distributions" above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the Internal Revenue Service's consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election will not be available.

        If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If we were a PFIC for any taxable year during which a U.S. Holders owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

        Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, or non-U.S. accounts through which ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and ordinary shares.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , we [and the selling shareholders] have agreed to sell to the underwriters named below, for whom [Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc.] are acting as representatives, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        We [and the selling shareholders] have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional ADSs from us [and [an aggregate of]                        additional outstanding ADSs from the selling shareholders] at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

        The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$            per ADS. The underwriters and selling group members may allow a discount of US$            per ADS on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to brokers/dealers.

        The following table summarizes the compensation and estimated expenses we [and the selling shareholders] will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$
Underwriting discounts and commissions paid by selling shareholders	US$	US$	US$	US$
Expenses payable by the selling shareholders	US$	US$	US$	US$

        We have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$             million. In accordance with FINRA Rule 5110, these reimbursed expenses are deemed underwriting compensation for this offering.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the

Securities Act of 1933 (the "Securities Act") relating to, any of our Class A ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our Class A ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions.

        Our [officers and directors and all of our existing shareholders and holders of share-based awards] have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our Class A ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for our Class A ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our Class A ordinary shares or ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

        [The underwriters have reserved for sale at the initial public offering price up to        % of the ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.]

        The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue New York, NY 10010, United States. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States of America.

        [We have applied to list the ADSs on the NYSE. [The ADSs have been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "            ".]

        Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the Class A ordinary shares or the ADSs following this offering. The principal factors that were considered in determining the initial public offering price included:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of, and prospects for, the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development, results of operations and our current financial condition;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded ADSs of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

  •
  Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NYSE, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest:

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

        The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center

        This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending

Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

France

        Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the ADSs to the public in France.

  •
  Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

        This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

        Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

        This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

        This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

        The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

  •
  to "qualified investors," as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended ("Regulation No. 16190") pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended ("Regulation No. 11971"); or

  •
  in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

        Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

  •
  made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

  •
  in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

  •
  in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

        Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

        Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly ("sistematicamente") distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "FIEL") has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

        Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors ("QII")

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in

Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

        The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar ("Qatar") in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Notification under Section 309B(1)(c) of the SFA:    We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

        This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the ADSs will not benefit from protection or supervision by such authority.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates (Excluding the Dubai International Financial Center)

        The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates, or U.A.E., other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

        The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA"), received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

 EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates.

SEC Registration Fee	US$
NYSE Listing Fee	US$
FINRA Filing Fee	US$
Printing and Engraving Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous

Total	US$

 LEGAL MATTERS

        We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Tian Yuan Law Firm. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

 EXPERTS

        The combined and consolidated financial statements as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2017 and 2018 included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined and consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at Beijing, People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC's website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ucommune Group Holdings Limited

Opinion on the Financial Statements

        We have audited the accompanying combined and consolidated balance sheets of Ucommune Group Holdings Limited (the "Company"), its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries under common ownership with the Company (collectively the "Group") as of December 31, 2017 and 2018, and the related combined and consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
September 13, 2019 (November 18, 2019 as to the convenience translation described in Note 2)

We have served as the Company's auditor since 2019.

UCOMMUNE GROUP HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	188,743	274,633	38,422
Restricted cash, current	—	11,000	1,539
Term deposits, current	—	24,000	3,358
Short-term investments	204,800	32,200	4,505
Accounts receivable, net of allowance of RMB2,703 and RMB7,434 in 2017 and 2018, respectively	4,649	69,368	9,705
Prepaid expenses and other current assets	40,415	95,784	13,401
Loans receivable	120,000	190,000	26,582
Amounts due from related parties, current	927	25,660	3,590

Total current assets	559,534	722,645	101,102

Non-current assets
Restricted cash, non-current	11,000	22,273	3,116
Term deposits, non-current	7,000	—	—
Long-term investments	98,345	73,167	10,236
Property and equipment, net	328,172	490,351	68,603
Right-of-use assets, net	1,113,616	1,935,401	270,772
Intangible assets	2,762	30,142	4,217
Goodwill	286,165	1,419,018	198,528
Rental deposit, non-current	53,548	91,251	12,766
Long-term prepaid expenses	186,246	184,833	25,859
Amounts due from related parties, non-current	—	2,220	311
Other non-current assets	4,885	3,385	474

Total non-current assets	2,091,739	4,252,041	594,882

TOTAL ASSETS	2,651,273	4,974,686	695,984

UCOMMUNE GROUP HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of nil and RMB77,698 as of December 31, 2017 and 2018, respectively)	—	77,698	10,870
Long-term borrowings, current (including long-term borrowings, current of the consolidated VIEs without recourse to the Company of RMB3,645 and RMB26,052 as of December 31, 2017 and 2018, respectively)	3,645	26,052	3,645
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB134,487 and RMB317,530 as of December 31, 2017 and 2018, respectively)	134,487	317,530	44,424
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB97,732 and RMB205,387 as of December 31, 2017 and 2018, respectively)	97,732	205,387	28,735
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB6,156 and RMB12,537 as of December 31, 2017 and 2018, respectively)	6,156	12,537	1,754
Advance workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB47,649 and RMB86,791 as of December 31, 2017 and 2018, respectively)	47,649	86,791	12,143
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB400 and RMB15,305 as of December 31, 2017 and 2018, respectively)	400	15,305	2,141
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Company of RMB52 and RMB5,747 as of December 31, 2017 and 2018, respectively)	52	5,747	804
Deferred subsidy income (including deferred subsidy income of the consolidated VIEs without recourse to the Company of RMB14,569 and RMB18,357 as of December 31, 2017 and 2018, respectively)	14,569	18,357	2,568
Liabilities to be settled in shares, current (including liabilities to be settled in shares, current of the consolidated VIEs without recourse to the Company of nil and RMB1,554,876 as of December 31, 2017 and 2018, respectively)	—	1,554,876	217,535
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB233,020 and RMB559,186 as of December 31, 2017 and 2018, respectively)	233,020	559,186	78,233

Total current liabilities	537,710	2,879,466	402,852

UCOMMUNE GROUP HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Amounts due to related parties, non-current (including amounts due to related parties, non-current of the consolidated VIEs without recourse to the Company of RMB243 and RMB252 as of December 31, 2017 and 2018, respectively)	243	252	35
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB18,046 and RMB19,344 as of December 31, 2017 and 2018, respectively)	18,046	19,344	2,706
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB9,139 and RMB14,228 as of December 31, 2017 and 2018, respectively)	9,139	14,228	1,991
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of nil and RMB3,292 as of December 31, 2017 and 2018, respectively)	—	3,292	461
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB915,522 and RMB1,462,032 as of December 31, 2017 and 2018, respectively)	915,522	1,462,032	204,546
Liabilities to be settled in shares, non-current (including liabilities to be settled in shares, non-current of the consolidated VIEs without recourse to the Company of RMB345,817 and nil as of December 31, 2017 and 2018, respectively)	345,817	—	—

Total non-current liabilities	1,288,767	1,499,148	209,739

TOTAL LIABILITIES	1,826,477	4,378,614	612,591

Commitments and contingencies (Note 24)
SHAREHOLDERS' EQUITY
Ordinary shares (nil and 38,000,000 shares authorized, nil and one share issued and outstanding as of December 31, 2017 and 2018, with par value of HK$0.01, respectively)	—	—	—
Paid-in capital	9,082	10,021	1,402
Additional paid-in capital	1,340,467	1,344,027	188,036
Statutory reserves	345	1,637	229
Accumulated deficit	(526,251)	(957,135)	(133,908)
Accumulated other comprehensive loss	(206)	(835)	(117)

Total Ucommune Group Holdings Limited shareholders' equity	823,437	397,715	55,642
Noncontrolling interests	1,359	198,357	27,751

TOTAL SHAREHOLDERS' EQUITY	824,796	596,072	83,393

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,651,273	4,974,686	695,984

The accompanying notes are an integral part of these combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	USD (Note 2)
Net revenue:
Workspace membership	154,470	394,356	55,172
Marketing and branding services	—	24,617	3,444
Other services	12,924	29,535	4,132

Total net revenue	167,394	448,508	62,748

Cost of revenue:
Workspace membership	(308,689)	(624,844)	(87,419)
Marketing and branding services	—	(22,481)	(3,145)
Other services	(1,733)	(16,284)	(2,278)

Total cost of revenue	(310,422)	(663,609)	(92,842)

Gross loss	(143,028)	(215,101)	(30,094)

Pre-opening expenses	(24,059)	(20,165)	(2,821)
Sales and marketing expenses	(24,693)	(44,783)	(6,265)
General and administrative expenses	(93,153)	(118,798)	(16,620)
Remeasurement gain of previously held equity interests in connection with step acquisitions	—	27,543	3,853
Change in fair value of liabilities to be settled in shares	33,755	25,607	3,583
Impairment loss on long-lived assets	(148,692)	(111,203)	(15,558)

Loss from operations	(399,870)	(456,900)	(63,922)

Interest income	15,329	21,574	3,018
Interest expense	(78)	(9,902)	(1,385)
Subsidy income	18,159	31,783	4,447
Impairment loss on long-term investments	(8,000)	(18,990)	(2,657)
Gain on disposal of long-term investments	100	2,030	284
Other income (expense), net	3,101	(11,715)	(1,639)

Loss before income taxes and loss from equity method investments	(371,259)	(442,120)	(61,854)
Provision for income taxes	(61)	(2,087)	(292)
Loss from equity method investments	(1,556)	(948)	(133)

Net loss	(372,876)	(445,155)	(62,279)
Less: net loss attributable to noncontrolling interests	(17,123)	(15,563)	(2,177)

Net loss attributable to Ucommune Group Holdings Limited	(355,753)	(429,592)	(60,102)

Net loss per share attributable to ordinary shareholders of Ucommune Group Holdings Limited
—Basic	(3.92)	(4.74)	(0.66)
—Diluted	(3.92)	(4.74)	(0.66)
Weighted average shares used in calculating net loss per share
—Basic	90,646,360	90,646,360	90,646,360
—Diluted	90,646,360	90,646,360	90,646,360

The accompanying notes are an integral part of these combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
Net loss	(372,876)	(445,155)	(62,279)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(206)	(653)	(91)

Total comprehensive loss	(373,082)	(445,808)	(62,370)

Less: Comprehensive loss attributable to noncontrolling interests	(17,123)	(15,587)	(2,181)

Comprehensive loss attributable to Ucommune Group Holdings Limited's shareholders	(355,959)	(430,221)	(60,189)

The accompanying notes are an integral part of these combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary shares
								Total Ucommune Group Holding Limited shareholders' equity
							Accumulated other comprehensive loss
	No. of shares	Amount	Paid-in Capital	Additional paid-in capital	Statutory reserves	Accumulated deficit			Noncontrolling interests	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	—	—	8,450	825,018	314	(170,467)	—	663,315	12,118	675,433
Net loss			—	—	—	(355,753)	—	(355,753)	(17,123)	(372,876)
Foreign currency translation adjustments	—	—	—	—	—	—	(206)	(206)	—	(206)
Provision for statutory reserves	—	—	—	—	31	(31)	—	—	—	—
Capital contribution from shareholders	—	—	632	518,905	—	—	—	519,537	—	519,537
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(1,200)	(1,200)
Business acquisitions through share exchange	—	—	—	—	—	—	—	—	1,600	1,600
Acquisition of noncontrolling interests	—	—	—	(3,456)	—	—	—	(3,456)	(1,584)	(5,040)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	7,548	7,548

Balance as of December 31, 2017	—	—	9,082	1,340,467	345	(526,251)	(206)	823,437	1,359	824,796

Net loss	—	—	—	—	—	(429,592)	—	(429,592)	(15,563)	(445,155)
Foreign currency translation adjustments	—	—	—	—	—	—	(629)	(629)	(24)	(653)
Provision for statutory reserves	—	—	—	—	1,292	(1,292)	—	—	—	—
Capital contribution from shareholders	1	—	939	3,560	—	—	—	4,499	—	4,499
Business acquisitions through share exchange	—	—	—	—	—	—	—	—	202,411	202,411
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	10,174	10,174

Balance as of December 31, 2018 in RMB	1	—	10,021	1,344,027	1,637	(957,135)	(835)	397,715	198,357	596,072

Balance as of December 31, 2018 in USD (Note 2)	—	—	1,402	188,036	229	(133,908)	(117)	55,642	27,751	83,393

The accompanying notes are an integral part of these combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
Cash flows from operating activities:
Net loss	(372,876)	(445,155)	(62,279)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	35,638	79,162	11,075
Amortization of intangible assets	361	1,907	267
Loss on disposal of property and equipment	122	7,069	989
Impairment loss on long-lived assets	148,692	111,203	15,558
Impairment loss on long-term investments	8,000	18,990	2,657
Gain on disposal of subsidiaries	(1,395)	(644)	(90)
Gain on disposal of long-term investments	(100)	(2,030)	(284)
Amortization of right-of-use assets	117,392	288,076	40,303
Remeasurement gain of previously held equity interests in connection with step acquisitions	—	(27,543)	(3,853)
Change in fair value of liabilities to be settled in shares	(33,755)	(25,607)	(3,583)
Allowance for doubtful accounts	2,889	7,352	1,029
Loss from equity method investments	1,556	948	133
Deferred income tax	—	(47)	(7)
Changes in operating assets and liabilities:
Accounts receivable	2,376	543	76
Prepaid expenses and other current assets	(7,189)	11,097	1,553
Amounts due from related parties	(776)	21,956	3,072
Right-of-use assets	(457,315)	(741,372)	(103,722)
Rental deposit, non-current	(15,042)	(21,813)	(3,052)
Long-term prepaid expenses	(25,000)	1,413	198
Accounts payable	1,123	8,845	1,237
Accrued expenses and other current liabilities	6,455	48,239	6,749
Amounts due to related parties	2,460	6,179	864
Advance workspace membership fee	19,685	8,869	1,241
Contract liabilities	400	14,905	2,085
Income taxes payable	(1,495)	(2,571)	(360)
Deferred subsidy income	13,587	(1,179)	(165)
Lease liabilities	396,626	574,048	80,312
Refundable deposits from members, non-current	5,806	5,089	712

Net cash used in operating activities	(151,775)	(52,071)	(7,285)

Cash flows from investing activities
Purchase of term deposits	(3,918)	(17,000)	(2,378)
Purchase of short-term investments	(204,800)	(32,200)	(4,505)
Settlement of short-term investments	100,000	206,400	28,876
Purchase of property and equipment	(146,871)	(135,239)	(18,921)
Proceeds from disposal of property and equipment	533	642	90

UCOMMUNE GROUP HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
Purchase of intangible assets	(1,249)	(607)	(85)
Loans provided to related parties	—	(8,020)	(1,122)
Loans provided to investees	(5,064)	—	—
Loans provided to third parties	(120,000)	(70,000)	(9,793)
Payment for long-term investments	(48,469)	(6,250)	(874)
Proceeds from disposal of long-term investments	850	3,000	420
Cash held in disposed subsidiaries	(275)	(324)	(45)
Cash (paid)/received for business acquisitions, net of cash received	(790)	29,913	4,185

Net cash used in investing activities	(430,053)	(29,685)	(4,152)

Cash flows from financing activities
Capital contribution from shareholders	328,398	4,499	629
Capital contribution from noncontrolling shareholders	7,548	10,174	1,423
Acquisition of noncontrolling interests	(5,040)	—	—
Subscription received to be settled in shares	155,000	126,545	17,704
Loans received from related parties	3,696	—	—
Loans received from third parties	8,466	59,960	8,389
Loans repaid to third parties	—	(11,316)	(1,583)

Net cash provided by financing activities	498,068	189,862	26,562

Effects of exchange rate changes	(355)	57	7

Net (decrease)/increase in cash, cash equivalents and restricted cash	(84,115)	108,163	15,132

Cash, cash equivalents and restricted cash—beginning of the year	283,858	199,743	27,945

Cash, cash equivalents and restricted cash—end of the year	199,743	307,906	43,077

Supplemental disclosure of cash flow information:
Interest paid	—	5,253	735
Income taxes paid	1,454	351	49

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	119,106	245,878	34,400
Payable for investments and acquisitions	14,800	38,350	5,365
Noncash capital contribution from shareholders	191,139	—	—
Noncash subscription received to be settled in shares	264,271	1,180,821	165,203

The accompanying notes are an integral part of these combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

1. ORGINAZATIONS AND PRINCIPAL ACTIVITIES

        Ucommune Group Holdings Limited (the "Company") was incorporated under the laws of the Cayman Islands on September 21, 2018. The Company, its subsidiaries, its consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries under common ownership with the Company (collectively the "Group") are primarily engaged in providing long-term leasing, on-demand and short-term leasing solutions to freelancers, start-up entrepreneurs, small medium enterprises and corporations by delivering well-furnished and fully-serviced space on a flexible basis in the People's Republic of China ("PRC"). The individuals and enterprises registered on U bazaar, a mobile app of the Group are referred to as members.

History of the Group

        Ucommune (Beijing) Venture Investment Co., Ltd. ("Ucommune Venture") was established in April 2015, as a limited liability company in the PRC incorporated by Dr. Daqing Mao and other co-founders. After the incorporation, Ucommune Venture completed a series of financing by issuing equity interests with certain preferential rights to investors.

        During September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the "Re-domiciliation"). The purpose of the Re-domiciliation was to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. The Re-domiciliation was executed in the following steps:

  1)
  In September 2018, the Company was incorporated in the Cayman Islands to be the holding company of the Group. In December 2018, the Company established Ucommune Group Holdings (Hong Kong) Limited ("Ucommune HK"), a wholly owned subsidiary of the Company as an intermediate holding company. In January 2019, Ucommune HK established a wholly foreign owned enterprise, Ucommune (Beijing) Technology Co., Ltd. ("WFOE"), for the purpose of establishing a VIE structure as further described in 3) below.

  2)
  In May and June 2019, the Company issued an aggregate of 90,646,360 ordinary shares to all Ucommune Venture's then existing shareholders at par value, in the same proportions as the percentage of equity interest they held in Ucommune Venture. Upon the issuance of the ordinary shares, the equity structure of the Company is identical to that of Ucommune Venture. The preferential rights of Ucommune Venture's equity interest holders were cancelled upon the issuance of ordinary shares by the Company, which was accounted for as a modification.

  3)
  In May 2019, a series of VIE agreements were entered into between WFOE, Ucommune Venture and the shareholders of Ucommune Venture. Those arrangements effectively provided control over the operations of Ucommune Venture to WFOE. Upon the completion of step 2) and 3), the Re-domiciliation was completed.

        Prior to the Re-domiciliation, the Company and Ucommune Venture are under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, the accompanying financial statements have been prepared on a combined basis using historical cost.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

1. ORGINAZATIONS AND PRINCIPAL ACTIVITIES (Continued)

        As of December 31, 2018, the Company's major subsidiaries, its VIEs and the VIEs' major subsidiaries were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of ownership	Principal activities
Major Subsidiaries of the Company:
Ucommune HK	December 7, 2018	Hong Kong	100%	Co-working space
Ucommune (Beijing) Technology Co., Ltd.	January 3, 2019	PRC	100%	Technology and internet service
VIEs:
Ucommune Venture	April 3, 2015	PRC	100%	Co-working space
Beijing U Bazaar Technology Co., Ltd. ("Beijing U Bazaar")	August 29, 2018	PRC	100%	Technology and internet service
Major VIEs' subsidiaries:
Beijing Sunshine 100 Ucommune Venture Investment Co., Ltd.	May 18, 2015	PRC	50%	Co-working space
Beijing Pengda Ucommune Venture Investment Co., Ltd.	July 31, 2015	PRC	100%	Co-working space
Shanghai Ucommune Venture Investment Co., Ltd.	October 30, 2015	PRC	100%	Co-working space
Beijing Weituo Ucommune Venture Investment Co., Ltd.	January 4, 2016	PRC	51%	Co-working space
Beijing Hongkun Enterprise Management Consulting Co., Ltd.	May 16, 2016	PRC	51%	Co-working space
Beijing Jingchao Ucommune Technology Services Co., Ltd.	September 19, 2016	PRC	100%	Co-working space
Shenzhen Ucommune Enterprise Management Consulting Co., Ltd.	November 16, 2016	PRC	100%	Co-working space
Beijing Dongke Ucommune Technology Service Co., Ltd.	July 6, 2017	PRC	100%	Co-working space
Hongtai Innovation Space (Beijing) Venture Investment Co., Ltd. ("Hongtai Space")	December 5, 2017	PRC	100%	Co-working space
Beijing Fragmented Space Technology Services Co., Ltd.	January 17, 2018	PRC	52%	Co-working space
Shenzhen Weido Union Technology Co., Ltd. and Subsidiaries ("Shenzhen Weido")	June 1, 2018	PRC	100%	Co-working space
Hezuogongchuang (Beijing) Office Services Co., Ltd. and its Subsidiaries ("Wujie Space")	June 1, 2018	PRC	100%	Co-working space
Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd. ("Dongyi Yuanda")	July 1, 2018	PRC	51%	Construction
Beijing Daguan Architectural Design Consulting Co., Ltd. and Subsidiary ("Daguan")	July 1, 2018	PRC	61%	Interior design
Xiamen Aiaite Information Technology Co., Ltd. ("Xiamen Aiaite")	July 1, 2018	PRC	100%	Co-working space
Shanghai Qijie Industrial Development Co., Ltd.	July 1, 2018	PRC	100%	Marketing service
Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. ("Shengguang Zhongshuo")	December 20, 2018	PRC	51%	Marketing service

Note: The English names above are for identification purpose only.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES

The VIE arrangements

        The Company operates substantially all of its business through its VIEs including Ucommune Venture and Beijing U Bazaar. On May 20, 2019, WFOE entered into a series of contractual arrangements with Ucommune Venture, Beijing U Bazaar, and the respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

        The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs' subsidiaries.

        Details of the contractual agreements are set forth below.

•
Agreements that transfer economic benefits to the Group:

Exclusive Business Cooperation Agreement

        Pursuant to the exclusive business cooperation agreement between WFOE and the VIEs, WFOE has the exclusive right to provide or designate any third-party to provide, among other things, leasing solution, permission of intellectual property rights, technological support and business support to the VIEs and their subsidiaries. In exchange, the VIEs and their subsidiaries pay service fees to WFOE in an amount determined by WFOE in its sole discretion. Without the prior written consent of WFOE, the VIEs and their subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will be effective upon signing by both parties until WFOE signs a separate agreement to acquire the whole equity of the VIEs. Unless otherwise required by applicable PRC laws, the VIEs and their shareholders do not have any right to terminate the agreement.

•
Agreements that provide the Company effective control over VIEs:

Equity Pledge Agreement

        Under the equity interest pledge agreement among WFOE, the VIEs and their shareholders, the VIEs' shareholders pledged all of their equity interests of the VIEs to WFOE as security for performance of the obligations of the VIEs and its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, WFOE may exercise the right to enforce the pledge immediately. WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exclusive Call Option Agreement

        Under the exclusive call option agreement among WFOE, the VIEs and their shareholders, each of the shareholders of the VIEs irrevocably granted WFOE a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIEs at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at WFOE's sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). The VIEs and their shareholders covenant that, without WFOE's prior written consent, they will not, among other things, (i) sell, transfer, create any pledge or otherwise dispose of their equity interests in the VIEs or create any pledge or encumbrance on their equity interests in the VIEs; (ii) vote for shareholders' resolution regarding sell, transfer, create any pledge or otherwise dispose of their equity interests in the VIEs; (iii) change the VIEs' registered capital; (iv) amend the VIEs' articles of association; (v) cause the VIEs to enter into any major contracts or terminate any material contracts to which the VIEs is a party; (vi) declare or distribute dividends; (vii) terminate, liquidate or dissolve the VIEs; or (viii) allow the VIEs to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by WFOE at its discretion or the entire equity interests in the VIEs have been transferred to WFOE or its designee(s).

Powers of Attorney

        Pursuant to the powers of attorney executed by the VIEs' shareholders, each of them irrevocably authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Spousal Consent Letters

        Pursuant to the spousal consent letters executed by the spouses of relevant individual shareholders of the VIEs, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIEs held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIEs held by their spouses. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

•
Risks in relation to VIE structure

        The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

  —
  VIEs and their shareholders may have or develop interests that conflict with the Group's interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

  —
  VIEs and their shareholders could fail to obtain proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group's use of financing sources or otherwise restrict the VIEs or the Group's ability to conduct business.

  —
  The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

  —
  If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group's business and operations in China.

        The Group's ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and their subsidiaries in the combined and consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

        The Group's business has been directly operated by the VIEs and their subsidiaries. For the years ended December 31, 2017 and 2018, the Company and its subsidiary had no operation. The VIEs and their subsidiaries accounted for 100% of the Group's total assets, liabilities, and operating results.

        There are no combined and consolidated VIEs' assets that are collateral for the VIEs' obligations, except for cash of RMB11,000 collateralized to settle a VIE's loan. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its combined and consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of presentation and use of estimates

        The accompanying combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which include the Company, its subsidiaries, its VIEs and VIEs' subsidiaries under which they are under common ownership. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

        Significant accounting estimates reflected in the Group's financial statements include, but are not limited to, consolidation of VIEs, valuation allowance for deferred tax assets, useful lives of property and equipment and intangible assets, incremental borrowing rate, allowance for doubtful accounts, impairment of right-of-use ("ROU") assets, other long-lived assets and long-term investments, and purchase price allocation relating to business acquisitions, and valuation of the Group's equity interests. Actual results may differ materially from those estimates.

        The accompanying combined and consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group's ability to generate sufficient cash flows from operations, and the Group's ability to arrange adequate financing arrangements.

        As of December 31, 2018, the Group had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB2,156,821, and shareholders' equity of RMB596,072, including an accumulated deficit of RMB957,135. For the years ended December 31, 2017 and 2018, the Group incurred losses from operations amounting to RMB399,870 and RMB456,900, respectively, and generated negative cash flows from operating activities amounting to RMB151,775 and RMB52,071, respectively. Subsequent to December 31, 2018, the Group entered into the following arrangements:

  •
  In January 2019, All-Stars SPX Limited ("All-Stars") and the Company entered into a convertible bond agreement pursuant to which the Company issued a convertible bond of USD10,000 (equivalent to RMB 68,650) to All-Stars. The bond has a term of 364 days commencing from the funding date, which can be extended for an additional six months with both parties' consent.

  •
  In June 2019, the management of the Group approved the plan to sell certain assets with the aggregated balances of RMB383,260 as of June 30, 2019, which were classified as held-for-sale assets and expected to be sold in 2020 to further provide liquidity for the Group's future operations.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  In August 2019, the Group signed three credit facility agreements with commercial banks in China for total credit lines up to RMB80,000. Among the facilities, upon draw-down, one facility agreement in the amount of RMB40,000 bears an interest rate of 5.075% with a loan period of 6 months, and the other two facility agreements in the amount of RMB30,000 and RMB10,000 bear an interest rate published by People Bank of China, which was 4.35% as of June 30, 2019 with a loan period of 12 months, respectively.

        As a result of the above arrangements and plan, the Group believes that it will have adequate sources of liquidity and capital resources to support its daily operations for the next 12 months after the issuance of the combined and consolidated financial statements.

Principles of consolidation

        The accompanying combined and consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and VIEs' subsidiaries. All intercompany balances and transactions were eliminated upon combination and consolidation.

Foreign currency translation and transactions

        The Group's reporting currency is Renminbi ("RMB"). The functional currency of the subsidiaries and VIEs' subsidiaries incorporated outside the mainland China is United States dollar ("USD" or "US$"), Hong Kong dollar ("HK$") or Singapore dollar ("SGD"). The functional currency of all the other subsidiaries and the VIEs and VIEs' subsidiaries is RMB.

        Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

Business combinations

        Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Common forms of the consideration made in acquisitions are equity exchange; consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

        In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the combined and consolidated statements of operations.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset Acquisitions

        If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Impairment of ROU assets and other long-lived assets

        The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The weighted average cost of capital is used as the discount rate. The Group recorded RMB127,553 and RMB94,311 impairment losses on its ROU assets, RMB21,139 and RMB16,892 impairment losses on its property and equipment during the years ended December 31, 2017 and 2018, respectively. All the impairment losses recorded are reported under co-working space segment.

Fair value

        Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

          Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

          Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

        The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term investments, equity securities without readily determinable fair values, amounts due from/to related parties, accounts receivable, loans receivable, accounts payable, short-term borrowings, long-term borrowings, liabilities to be settled in shares and other liabilities.

        As of December 31, 2017 and 2018, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, loans receivable, accounts receivable, accounts payable, short-term borrowings and other liabilities approximated their fair values reported in the combined and consolidated balance sheets due to the short-term maturities of these instruments. The carrying amounts of short-term borrowings and long-term borrowings approximate their fair values as their interest rates are at the same level of current market yield for comparable loans.

Convenience translation

        The Group's business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi ("RMB"). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the combined and consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.1477 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2019, or at any other rate.

Cash and cash equivalents

        Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted cash

        Restricted cash consists of cash equivalents restricted as to withdrawal or use for a specified purpose. Restricted cash is classified as either current or non-current based on when the amount will be released in accordance with the terms of the respective agreement.

Short-term investments

        Short-term investments include various financial products with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. The Group classifies the financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three months, but shorter than twelve months. The carrying amount of these short-term investments approximate their fair values due to the short term maturities of these investments and are carried at cost.

        The Group reviews its short-term investments for other-than-temporary impairment ("OTTI") based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group's intent and ability to hold the investments. OTTI is recognized as a loss in the combined and consolidation statements of operations. No impairment charges was recognized for the year ended December 31, 2017 and 2018.

Property and equipment, net

        Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Leasehold improvement	Shorter of the lease term or estimated economic life
Building	20 years
Furniture	5 years
Office equipment	3 years
Vehicles	5 years

        Repair and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the combined and consolidated statements of operations.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

        The excess of the purchase price over the fair value of net assets acquired is recorded on the combined and consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

        The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, industry, market and economic conditions. When estimating future discounted cash flows, the Group considers the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

        The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. Based on the result of the Group's annual goodwill impairment assessment, no impairment charges was recognized for the year ended December 31, 2017 and 2018.

Intangible assets

        Intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Brand name	5 years
Customer relationship	3 - 5 years
Software	5 years

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term investments

        The Group's long-term investments include equity securities without readily determinable fair values (cost method investments before adoption of Accounting Standard Codification ("ASC") 321) and equity method investments.

Equity securities without readily determinable fair values

        In January 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-01 Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Subsequent to ASU 2016-02, the FASB issued ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01.

        The Group adopted ASC 321, Investments—Equity Securities on January 1, 2018. Prior to January 1, 2018, for investee companies over which the Group does not have significant influence or a controlling interest, equity securities of privately-held companies were accounted for using the cost method of accounting, measured at cost less OTTI. Starting from January 1, 2018, for equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The adoption did not have a material impact on the Group's combined and consolidated financial position or results of operations.

        The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC Topic 820—Fair Value Measurement ("ASC 820"). If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in the combined and consolidated statements of operations.

Equity method investments

        Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group's proportionate share of each equity investee's net income or loss after the date of investment into accumulated deficit and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

        An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Lease

        In February 2016, the FASB issued ASU 2016-02, which supersedes existing guidance on accounting for leases in ASC Topic 840-Leases ("ASC 840") and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as ROU assets and lease liabilities, with certain practical expedients available.

        The Group early adopted ASC Topic 842—Leases ("ASC 842") on January 1, 2017 on a modified retrospective basis. Upon adoption, the Group elected to utilize the package of practical expedients available under ASC 842, which permits the Group to not reassess the lease identification, lease classification and initial direct costs associated with any expired or existing contracts as of the date of adoption, as well as using hindsight in determining the lease term and in assessing impairment of the Group's ROU assets. In connection with the adoption of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group's overall lease portfolio. Payments related to those leases continue to be recognized in the combined and consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

        The Group leases properties for its co-working space and other locations. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

        At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral. Upon adoption of ASU 2016-02 on January 01, 2017, the Group elected to use the remaining lease

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

term as of January 1, 2017 in the estimation of the applicable discount rate for leases that were in place at adoption.

        For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the combined and consolidated balance sheets.

        The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.

From the Perspective of Lessor

        The Group recognizes workspace membership revenue under ASC 842, and all the leases contracts are operating leases. The Group provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership services fees or office desk rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as fee-based for the use of conference room and prints/copies. The price of each membership varies, based on the basis of the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the Group's lease contracts are fixed lease payment contracts. The Group's variable lease payments consists of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred.

        Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Group applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases.

        Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide the Group with a deposit which is normally one month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member's unpaid balance.

        The residual value of the Group's lease assets represents the fair value of the leased assets at the end of the lease terms. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Operating lease income from fixed payments and variable lease income for the years ended December 31, 2017 and 2018 were as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB
Operating lease income from fixed payments	154,283	393,959
Variable operating lease income	187	397

Total	154,470	394,356

        Lease payments receivable for the following five years as of December 31, 2018 were as follows:

As of December 31, 2018
RMB
2019	284,212
2020	115,738
2021	61,154
2022	23,238
2023	18,563
Thereafter	39,225

Total	542,130

Revenue recognition

        The Group's revenue primarily derived from workspace leasing to its members, ancillary services, marketing and branding services, and others. Workspace leasing is set out, as aforementioned in Note 2 "Lease, from the perspective of lessor section". For all other revenue streams, the Group applies ASC 606, as defined below.

        In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("Topic 606"). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Group has early adopted the new standard as of January 1, 2017 using the modified retrospective method to all contracts that were not completed as of January 1, 2017. The Group elects the practical expedient to expense the incremental direct costs of obtaining a contract when incurred if the amortization period is generally twelve months or less. The adoption did not have a material impact on the Group's financial positions or results of operations. No adjustment was recorded to opening balance of accumulated deficits upon adoption.

        Revenue is recognized when control of promised goods or services is transferred to the Group's customers in an amount of consideration to which the Group expects to be entitled to in exchange for

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

        For the year ended December 31, 2017, the Group recognized workspace membership revenue, marketing and branding revenue and other services revenue of RMB154,470, nil and RMB12,924, respectively.

        For the year ended December 31, 2018, the Group recognized workspace membership revenue, marketing and branding revenue, and other services revenue of RMB394,356, RMB24,617 and RMB29,535, respectively. The Group's revenue is reported net of discounts and surcharges.

        The primary sources of the Group's revenues are as follows:

  (a)
  Workspace membership revenue

        As set out in Note 2 "Lease, from the perspective of lessor", workspace membership revenue is recognized under ASC 842.

  (b)
  Marketing and branding services revenue

        Marketing and branding services revenue primarily consists of advertising services revenue, generated by a subsidiary acquired in 2018. The service provided is accounted for as a single performance obligation and revenue is recognized over time throughout the contract terms.

  (c)
  Other services revenue

        Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees and 3) charges to members for ancillary services including printing/copying, etc. Design and construction revenue is generated from two subsidiaries acquired in 2018. It is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided. Variable consideration is estimated as the most likely amount to which the Group expects to be entitled. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

        Contract liabilities primarily result from the timing difference between the Group's satisfaction of performance obligation and the customers' payment. As of December 31, 2017, the contract liability was RMB400 which was all recognized as revenue during the year ended December 31, 2018. As of December 31, 2018, the contract liability was RMB15,305 which is expected to be recognized as revenue in the following year. Substantial all marketing and branding revenue, and services revenue is recognized over time during the year ended December 31, 2017 and 2018.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of revenue

        Cost of revenue primarily consists of lease expenses, employee compensation and benefits, depreciation and amortization and other workspace operational costs such as utilities, maintenance, daily cleaning, insurance costs, office expenses, and consumables.

Pre-opening expenses

        Pre-opening expenses are expensed as incurred and consist of expenses incurred before a sharing workspace location opens for operations. The primary component of pre-opening expenses is lease expenses.

Government subsidies

        The government subsidies provided by the local government mainly included funding to support the development of the Group's business. The Group reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as income when the performance obligation is met or fulfilled. For the years ended December 31, 2017 and 2018, RMB18,159 and RMB31,783 were received and recognized as other income in the Group's combined and consolidated statements of operations, respectively.

Value added taxes

        The Group's services are subject to value added taxes ("VAT") at the rate of 11% (10% after May 1, 2018) and 6% based on type of contracts, for general-VAT-payer entities in accordance with PRC tax rules.

Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Comprehensive loss

        Comprehensive loss includes net loss and foreign currency translation adjustments.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net loss per share

        Basic and diluted loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. During the two years ended December 31, 2017 and 2018, the Group has no potentially dilutive ordinary shares and hence, the basic and diluted loss per share are equal for the years presented.

Significant risks and uncertainties

Foreign currency risk

        The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents denominated in RMB amounted to RMB184,475 and RMB271,885 as of December 31, 2017 and 2018, respectively.

Interest Rate Risk

        The Group is exposed to the impact of interest rate changes primarily through its variable-rate borrowings. As of December 31, 2017 and 2018, the Group has nil and RMB26,891 short term borrowings with variable interest rates.

Concentration risks

        Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposit and short-term investments. As of December 31, 2017 and 2018, substantially all of the Group's cash and cash equivalents, term deposits and short-term investments were deposited in financial institutions located in the PRC.

        There are no net revenues from customers, which individually represent greater than 10% of the total net revenues for the years ended December 31, 2017 and 2018.

        There are no suppliers that individually represent greater than 10% of the total cost of revenues for the years ended December 31, 2017 and 2018.

Newly adopted accounting pronouncements

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, "Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

        The Group early adopted ASC 606 on January 1, 2017 using the modified retrospective approach. The adoption did not have a material impact on the Group's combined and consolidated financial statements. No adjustment was recorded to opening balance of accumulated deficits upon adoption.

        In November 2015, the FASB issued ASU 2015-17, which changes how deferred taxes are classified on organizations' balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group adopted this new guidance on January 1, 2017 on a retrospective basis and classified all deferred tax assets and liabilities as noncurrent. The adoption did not have a material impact on the Group's combined and consolidated financial statements.

        In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

        ASU 2016-01 was further amended in February 2018 by ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with ASC Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group adopted ASU 2016-01 and ASU 2018-03 on January 1, 2018. The Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The adoption did not have a material impact on the Group's combined and consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. On January 1, 2017, the Group recognized RMB742,480 lease liabilities and RMB753,586 ROU assets. The difference between the ROU assets and lease liabilities was due to prepaid rent. The cumulative effect on beginning accumulated deficits is immaterial.

        In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period.

        The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group adopted this standard on January 1, 2018 and applied a retrospective transition method on its consolidated statements of cash flows for the year ended December 31, 2017.

        In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, "the set") is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. ASU 2017-01 was effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption was permitted. The Group early adopted ASU 2017-01 on January 1, 2017. The adoption did not have a material impact on the Group's combined and consolidated financial statements.

Recent accounting pronouncements not yet adopted

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is evaluating the impact of the adoption of this standard on its combined and consolidated financial statements.

        In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The ASU clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. For entities that have not yet adopted the amendments in ASU 2016-13, the effective dates and transition requirements for the amendments related to ASU 2019-04 are the same as the effective dates and transition requirements in ASU 2016-13. For entities that have adopted the amendments in ASU 2016-13, the amendments in ASU 2019-04 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance of this ASU as long as the entity has adopted the amendments in ASU 2016-13. For entities that have not yet adopted the amendments in ASU 2017-12 as of the issuance date of this Update, the effective dates and transition requirements for the amendments to Topic 815 are the same as the effective dates and transition requirements in ASU 2017-12. The amendments in this Update related to ASU 2016-01 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period following the issuance of this Update as long as the entity has adopted all of the amendments in ASU 2016-01.

        In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief. The ASU provides transition relief for entities adopting ASU 2016-13. The

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

amendments in ASU 2019-05 allow entities to elect the fair value option on certain financial instruments. For entities that have not yet adopted the amendments in Update 2016-13, the effective date and transition methodology for the amendments in this Update are the same as in Update 2016-13.

        For entities that have adopted the amendments in Update 2016-13, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period after the issuance of this Update as long as an entity has adopted the amendments in Update 2016-13. The amendments in this Update should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings balance in the statement of financial position as of the date that an entity adopted the amendments in Update 2016-13. The Group is evaluating the impact of the adoption of this standard on its combined and consolidated financial statements.

        In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for companies for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group is in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

        In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value". ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group is in the process of evaluating the impact on its combined and consolidated financial statements.

        In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for companies for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group is in the process of evaluating the effects on its combined and consolidated financial statements.

        In November 2018, the FASB issued ASU 2018-18, "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606." ASU 2018-18 clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for companies for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Group is evaluating the effects on its combined and consolidated financial statements.

3. BUSINESS ACQUISITIONS

Business acquisitions in the year ended December 31, 2017:

Acquisition of Hongtai Space

        In December 2017, Ucommune Venture acquired 100% of equity interests of Hongtai Space, a company providing workspace sharing services, at the share consideration valued at RMB264,572 under an equity exchange arrangement. Due to PRC regulatory and shareholders' approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. Details are set out in Note 17.

        The acquisitions were recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

price allocations were determined by the Group with assistance of an independent valuation appraiser. The preliminary purchase prices were allocated on the date of acquisition as follows:

RMB
Cash	2,118
Other current assets	6,337
ROU assets	10,251
Other non-current assets	3,541
Property and equipment, net	1,009
Goodwill	284,537
Current liabilities	(15,193)
Lease liabilities, non-current	(8,836)
Non-current liabilities	(19,192)

Total purchase consideration	264,572

        In December 2018, the Group and the seller adjusted the acquisition scope by excluding certain assets, which led to reduction in consideration. Goodwill and liability to be settled in shares associated with the acquisition was reduced by RMB72,700, accordingly.

Other acquisitions in the year ended December 31, 2017:

        During the year ended December 31, 2017, the Group also made several other business acquisitions. The total consideration of these business acquisitions was RMB4,782, of which RMB1,300 had been paid in 2017. The cash and cash equivalents, intangible assets, goodwill and acquired noncontrolling interests from these business acquisitions were RMB591, nil, RMB1,628 and RMB1,500, respectively. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser.

        The results of operations for all these acquired entities have been included in the Group's combined and consolidated financial statements from their respective acquisition dates.

Pro forma results of operations:

        The following summarized unaudited pro forma results of operations for the year ended December 31, 2017 assuming that these acquisitions occurred as of January 1, 2017. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2017, nor is it indicative of future operating results.

For the year ended December 31, 2017 Unaudited
RMB
Pro forma net revenues	172,466
Pro forma net loss attributable to Ucommune	(383,314)

Business acquisitions in the year ended December 31, 2018:

Acquisition of Shenzhen Weido

        In June 2017, the Group signed an investment agreement to obtain 5% equity interest in Shenzhen Weido who is in the provision of working space sharing services, at cash consideration of RMB3,000. Weido's equity interest was equity security but not in-substance common shares due to substantial liquidation preference over common shares. Accordingly, the investment in Weido was accounted for as cost method investment.

        In June 2018, the Group acquired the remaining 95% equity interest in Shenzhen Weido, for a consideration of RMB3,200 plus share consideration valued at RMB95,147. The acquisition of 95% equity interest was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interest in Shenzhen Weido on June 1, 2018, the step acquisition date. The fair value remeasurement of the 5% equity interest in Shenzhen Weido resulted in a gain of RMB2,177. Following the completion of the transaction, Shenzhen Weido became a consolidated subsidiary of the Group. Due to PRC regulatory and shareholders' approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. Details are set out in Note 17.

        The purchase price consisted of the following:

RMB
Cash consideration	3,200
Share consideration	95,147
5% equity interest in Shenzhen Weido:
Fair value	5,177
Carrying amount	3,000

Remeasurement gain upon step acquisition	2,177

Total purchase consideration	103,524

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

        The acquisitions were recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using the market approach based on transactions for comparable companies. The purchase price allocations were determined by the Group with assistance of an independent valuation appraiser. The purchase prices were allocated on the date of acquisition as follows:

RMB
Cash	2,426
Current assets	7,260
Property and equipment, net	3,030
ROU assets	35,019
Goodwill	104,980
Other non-current assets	117
Lease liabilities-current	(7,542)
Other current liabilities	(14,289)
Lease liabilities-non-current	(27,477)

Total purchase consideration	103,524

Acquisition of Daguan

        In March 2017, the Group signed an investment agreement with Daguan, which engages in interior design business, to obtain 10% equity interests for cash consideration of RMB500. Daguan's equity interest was an equity security and Group did not have significant influence over Daguan. Accordingly, the investment in Daguan was accounted for as cost method investment.

        In July 2018, the Group further acquired additional 51% equity interest of Daguan for a cash consideration of RMB700 plus share consideration valued at RMB27,807. The acquisition of additional 51% equity interest was accounted for as a step acquisition whereby the Group measured the fair value of its previously held equity interests in Daguan at the acquisition date. The acquisition date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the projection of discounted future cash flow and an appropriate discount rate. The fair value remeasurement resulted in a gain of RMB5,093. Due to PRC regulatory and shareholders' approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. Details are set out in Note 17.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

        The purchase price consisted of the following:

RMB
Cash consideration	700
Share consideration	27,807
10% equity interest in Daguan:
Fair value	5,593
Carrying amount	500

Remeasurement gain upon step acquisition	5,093

Total purchase consideration	34,100

        The acquisitions were recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocations were determined by the Group with assistance of an independent valuation appraiser. The purchase prices were allocated on the date of acquisition as follows:

	RMB	Amortization Period
Cash	119
Other current assets	1,781
Property and equipment, net	201
Intangible assets-customer relationship	7,658	5 years
Goodwill	50,160
Current liabilities	(3,622)
Non-current Liabilities	(383)
Noncontrolling interests	(21,814)

Total purchase consideration	34,100

Acquisition of Xiamen Aiaite

        In July 2018, the Group acquired 100% equity interest of Xiamen Aiaite engages in workspace sharing industry under a share exchange agreement for share consideration valued at RMB120,041, which was not paid until August 2019. Due to PRC regulatory and shareholders' approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. Details are set out in Note 17.

        The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase price was allocated on the date of acquisition as follows:

RMB
Cash	4,362
Other current assets	10,852
Property and equipment, net	4,200
ROU assets	14,559
Goodwill	112,000
Other non-current assets	452
Lease liabilities-current	(3,920)
Other current liabilities	(11,945)
Lease liabilities-non current	(10,519)

Total purchase consideration	120,041

Acquisition of Wujie Space

        In 2016, the Group signed an investment agreement to obtain 8.19% equity interest in Wujie Space at a total cash consideration of RMB9,000. The equity interest held by the Group was diluted to 6.49% due to further financing activities of Wujie Space. The investment was recorded at cost method as the Group determined that the preferred shares were not in-substance common shares due to liquidation preferences over common shares.

        In June 2018, the Group acquired the rest 93.51% equity interests in Wujie Space at RMB421,839 with share consideration. The acquisition of additional 93.51% equity interest was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interests in Wujie Space on July 1, 2018, the step acquisition date. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using the market approach based on transactions for comparable companies. The fair value remeasurement resulted in a gain at RMB20,273. Due to PRC regulatory and shareholders' approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. Details are set out in Note 17.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

        The purchase price consisted of the following:

RMB
Share consideration	421,839
6.49% equity interest in Wujie Space:
Fair value	29,273
Carrying amount	9,000

Remeasurement gain upon step acquisition	20,273

Total purchase consideration	451,112

        The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase price was allocated on the date of acquisition as follows:

RMB
Cash	2,905
Other current assets	23,016
Property and equipment, net	30,503
ROU assets	68,448
Goodwill	454,722
Other non-current assets	9,152
Lease liabilities-current	(17,584)
Other current liabilities	(70,765)
Lease liabilities-non-current	(49,285)

Total purchase consideration	451,112

Acquisition of Dongyi Yuanda

        In July 2018, the Group acquired 51% equity interests of Dongyi Yuanda, which engages in construction business through which the Group expects to benefit from the synergistic effect. The acquisition consideration is Group's equity interest valued at RMB68,534. Due to PRC regulatory and shareholders' approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. Details are set out in Note 17.

        The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase price was allocated on the date of acquisition as follows:

RMB
Cash	120
Other current assets	88,685
Property and equipment, net	342
Other non-current assets	1,119
Goodwill	120,961
Current liabilities	(63,033)
Non-current liabilities	(14,000)
Noncontrolling interests	(65,660)

Total purchase consideration	68,534

Acquisition of Shengguang Zhongshuo

        In December 2018, the Group acquired 51% equity interest of Shengguang Zhongshuo, which engages in marketing and branding services. The total consideration is RMB62,779 share consideration and RMB4,350 cash. Due to PRC regulatory and shareholders' approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. Details are set out in Note 17.

        The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase price was allocated on the date of acquisition as follows:

	RMB	Amortization Period
Cash	20,593
Other current assets	53,264
Intangible assets	19,710	3 - 5 years
Property and equipment, net	147
Other non-current assets	60
Goodwill	83,549
Current liabilities	(42,558)
Non-current liabilities	(2,956)
Noncontrolling interests	(64,680)

Total purchase consideration	67,129

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

Other acquisitions in the year ended December 31, 2018

        During the year ended December 31, 2018, the Group also made several other business acquisitions.

        The total consideration of these business acquisitions was RMB294,313, of which RMB268,313 was share consideration and RMB26,000 was cash consideration, among which RMB10,000 had been paid during the year ended December 31, 2018. The cash and cash equivalents, intangible assets, goodwill and noncontrolling interests acquired from these business acquisitions were RMB2,931, nil, RMB279,181 and RMB48,990, respectively. The purchase price allocations were determined by the Group with assistance of an independent valuation appraiser.

        The results of operations for all these acquired entities have been included in the Group's combined and consolidated financial statements from their respective acquisition dates.

Pro forma results of operations:

        The following summarized unaudited pro forma results of operations for the years ended December 31, 2017 and 2018 assuming that all acquisitions in the years ended December 31, 2018 occurred as of January 1, 2017. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations, which actually would have resulted had the acquisitions occurred as of January 1, 2017, nor is it indicative of future operating results.

	For the years ended December 31,
	2017 Unaudited	2018 Unaudited
	RMB	RMB
Pro forma net revenues	367,882	537,011
Pro forma net loss attributable to the Group	(455,773)	(472,124)

4. ASSET ACQUISITION

        In June 2017, the Group acquired a building from Henan Dahong Holding Co., Ltd. In exchange for the asset, the Group issued 0.81% equity interests in June 2017. The building was recorded at RMB56,857 with a useful life of 20 years. Depreciation expenses recognized for the year ended December 31, 2017 and 2018 were RMB1,788 and RMB1,955, respectively.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

5. LOANS RECEIVABLE

        Loans receivable consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Loans receivable	120,000	190,000

Total	120,000	190,000

        During 2017 and 2018, the Group purchased several batches of creditor's rights to dozens of individuals from an asset management company. The loans generally mature in 180 days and the annual interest rate is 7.2%. Loan receivables as of December 31, 2017 and 2018 have been fully collected including both the principals and interests upon maturity.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Advances to suppliers(i)	17,876	25,855
Prepaid VAT	12,272	22,104
Rental deposit, current	271	9,622
Staff advances	833	3,784
Prepaid consulting expenses	5,434	3,599
Short-term construction deposits	539	3,504
Prepaid short-term rent	538	2,608
Interest receivable	—	1,435
Receivables from third-party payment platform	475	985
Others	2,177	22,288

Total	40,415	95,784

(i)
It primarily includes prepaid occupancy maintenance and facilities management expenses, as well as prepayment to construction and design suppliers.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

7. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Leasehold improvement	281,304	523,030
Buildings(i)	73,221	73,221
Furniture	14,031	25,851
Office equipment	13,653	27,971
Vehicles	—	119

Total cost of property and equipment	382,209	650,192
Less: Accumulated depreciation(i)	(60,212)	(162,375)
Impairment loss	(25,211)	(42,197)
Add: Foreign exchange differences	4	(249)
Construction in progress	31,382	44,980

	328,172	490,351

(i)
Including cost of RMB73,221 and RMB73,221, accumulated depreciation of RMB2,104 and RMB4,817, for the years ended December 31, 2017 and 2018, respectively, related to assets under operating lease (as lessor).

        Depreciation expenses for the years ended December 31, 2017 and 2018 were RMB35,638 and RMB79,162, respectively.

8. INTANGIBLE ASSETS

        Intangible assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Brand name	—	14,390
Customer relationship	—	12,978
Software	3,352	5,527

Total cost of intangible assets	3,352	32,895

Less: accumulated amortization	(590)	(2,753)

Intangible asset	2,762	30,142

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

8. INTANGIBLE ASSETS (Continued)

        The Group recorded amortization expense of RMB361 and RMB1,907 for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, the future estimated amortization expenses are as below.

Estimated amortization expense
RMB
Within one year	7,890
1 - 2 years	7,679
2 - 3 years	7,627
3 - 4 years	4,102
4 - 5 years	2,844

Total	30,142

9. GOODWILL

        Goodwill consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Beginning Balance	—	286,165
Acquisitions	286,165	1,205,553
Purchase price adjustment (Note 3)	—	(72,700)

Ending Balance	286,165	1,419,018

        The Group has one operating segment as of December 31, 2017. The carrying amount of goodwill allocated to co-working space, marketing and branding and others reporting units as of December 31, 2018 was RMB1,112,746, RMB133,523 and RMB172,749, respectively.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS

        Long-term investments consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Cost method investments:
UFO Technology (Beijing) Co., Ltd. ("UFO Technology")(a)	19,000	—
Beijing AYD Consulting Co., Ltd. ("AYD")(b)	17,290	—
Beijing Xiyu Information Technology Co., Ltd. ("Xiyu Information")(c)	9,000	—
Wujie Space(d)	9,000	—
Other cost method investments(e)	12,527	—
Equity method investments:
Youxiang City Hebei Real Estate Development and Operation Co., Ltd. ("Youxiang City")(f)	8,955	8,704
Beijing Feitelan Culture Development Co., Ltd. ("Feitelan")(g)	10,115	7,814
Other equity method investments(h)	12,458	13,332
Equity securities without readily determinable fair values investments:
UFO Technology (Beijing) Co., Ltd.(a)	—	19,000
Beijing Xiyu Information Technology Co., Ltd.(c)	—	9,000
Other equity securities without readily determinable fair values investments(i)	—	15,317

Total	98,345	73,167

(a)
In March 2017, the Group invested RMB19,000 in cash in UFO Technology, a private company providing work space sharing services, for 9.95% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using cost method as of December 31, 2017 and as equity securities without readily determinable fair value as of December 31, 2018 upon the adoption of ASC 321 on January 1, 2018.

(b)
In October 2016, the Group invested RMB17,290 in cash in AYD, a private company providing consulting services, for 10% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using cost method as of December 31, 2017. During the year ended December 31, 2018, the investment was fully impaired as the Group believes the carrying amount was no longer recoverable.

(c)
In October 2017, the Group invested RMB9,000 in Xiyu Information, a private company focusing on internet technology services, for 30% equity interests. Xiyu Information's equity interest acquired by the Group is not in-substance common shares due to

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS (Continued)

  substantial liquidation preference rights. Accordingly, the investment was accounted for by using cost method as of December 31, 2017 and equity securities without readily determinable as of December 31, 2018 upon the adoption of ASC 321 on January 1, 2018.

(d)
In November 2016, the Group invested RMB9,000 in Wujie Space, a private company providing work space sharing services, for 8.19% equity interests. The Group did not have significant influence over the investee as of December 31, 2017. The investment was accounted for by using cost method as of December 31, 2017. In June 2018, the Group further acquired the remaining equity interests and consolidated Wujie Space since June 1, 2018. Details please refer to Note 3.

(e)
The balance represents several insignificant investments in third-party private companies which were accounted for by using cost method as of December 31, 2017, as the Group has no ability to exercise significant influence over the investees.

(f)
In July 2017, the Group invested RMB9,000 in cash in Youxiang City, a company focusing on real estate development and operation, for 30% equity interests. The equity interest was accounted for as equity method since the Group has significant influence over Youxiang City. The Group recognized its share of losses at RMB45 and RMB251 for the years ended December 31, 2017 and 2018, respectively.

(g)
In February and September 2017, the Group invested RMB8,000 and RMB3,000 in cash, respectively, in Feitelan, which provides work space sharing services, for 51.25% equity interest. The Group could exercise significant influence but does not have control over the investee due to failure of control at board of directors' level. Accordingly, the investment in Feitelan was accounted for by using equity method. The Group recognized its share of losses at RMB885 and RMB2,301 for the years ended December 31, 2017 and 2018, respectively.

(h)
The Group holds 6.67% to 49% equity interests in other third-party companies through investments in their equity interests. The Group holds 6.67% equity interests in a limited partnership and has the ability to exercise significant influence. The Group also holds 12% over a company where the Group has one seat of board of directors and could exercise significant influence. For other investments, the Group holds over 20% equity interests. The Group accounts for these investments by using equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group recognized gain or loss according to its equity interest percentage in these investees.

(i)
The balance represents equity securities without readily determinable fair values for insignificant investments in third-party private companies as of December 31, 2018. The Group does not have the ability to exercise significant influence over the investees.

        During the year ended December 31, 2017, the Group recorded impairment loss of RMB8,000 relating to a cost method investment. During the year ended December 31, 2018, the Group recorded impairment losses of RMB17,290 and RMB1,700 to AYD and other cost method investments,

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS (Continued)

respectively as the Group believes the carrying value of the investments were no longer recoverable. As a result, the Group fully impaired the investments during the year ended December 31, 2018.

11. LEASE

From the Perspective of Lessee

        The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

        The Group sub-leased the leased premises to provide various lease solutions. All of the Group's leases are operating leases under ASC 842.

        Supplemental balance sheet information related to the leases were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
ROU assets	1,113,616	1,935,401
Operating lease liabilities—current	(233,020)	(559,186)
Operating lease liabilities—non current	(915,522)	(1,462,032)
Weighted average remaining lease terms	8.29 years	6.90 years
Weighted average discount rate	10.09%	9.72%

        The components of lease expenses for the years ended December 31, 2017 and 2018 were as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB
Operating lease expenses for variable payments	—	6,616
Operating lease expenses for fixed payments	203,936	374,842
Short-term lease expenses	—	19,560

Total	203,936	401,018

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

11. LEASE (Continued)

        Supplemental cash flow information related to leases for the years ended December 31, 2017 and 2018 were as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	207,019	259,129
Supplemental noncash information:
ROU assets acquired in exchange for equity interests	136,457	155,350

        The future lease payments as of December 31, 2018 were as follows:

Year	Operating Leases
(RMB)
2019	552,792
2020	404,359
2021	395,013
2022	350,630
2023	307,096
Thereafter	1,126,707

Total lease payments	3,136,597
Less: imputed interest	1,115,379
Total lease liabilities	2,021,218

12. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

        The Group measured its financial assets and liabilities, including cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, loans receivable, other receivables, accounts payable, short-term borrowings, long-term borrowings, liabilities to be settled in shares, and other liabilities on a recurring basis as of December 31, 2017 and 2018. Cash and cash equivalents, restricted cash and term deposits are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

        The carrying amounts of short-term investments, accounts receivables, loans receivable, other receivables, accounts payable, short-term borrowings and other liabilities approximate their fair values due to the short-term maturities. The carrying amounts of long-term borrowings approximate fair value as their interest rates are at the same level of current market yield for comparable loans.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

12. FAIR VALUE MEASUREMENT (Continued)

        Liabilities to be settled in shares are classified within Level 3 and valued using income approach—discounted cash flow method. The discounted cash flow analysis requires the use of significant unobservable inputs (Level 3 inputs), including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital.

        As of December 31, 2017 and 2018, liabilities to be settled in shares is measured at RMB345,817 and RMB1,554,876, respectively.

Measured at fair value on a non-recurring basis

        The Group's goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach—discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to goodwill and intangible assets acquired for the years ended December 31, 2017 and 2018.

        The Group measures long-term investments at fair value on a non-recurring basis only if an impairment or observable price adjustment is recognized in the current period. The Group recognized impairment loss RMB8,000 and RMB18,990 on long-term investments for the years ended December 31, 2017 and 2018. Details please refer to Note 10.

        The Group measures ROU assets, property and equipment and other long-lived assets on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recorded RMB127,553 and RMB94,311 impairment losses on its ROU assets, RMB21,139 and RMB16,892 impairment losses on property and equipment for the years ended December 31, 2017 and 2018, respectively.

        There is no transfer between different levels during the year ended December 31, 2017 and 2018.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

13. SHORT-TERM BORROWINGS

        Short-term borrowings consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Borrowings from commercial banks(i)	—	43,623
Borrowings from Red Star Macalline Co., Ltd.(ii)	—	30,000
Borrowings from others(iii)	—	4,075

Total	—	77,698

(i)
In May 2018, the Group entered into a loan agreement with a PRC commercial bank to obtain a loan totaling RMB20,000, which bears interest at a rate of 1.35% plus 12-month London Inter-Bank Offered Rate ("LIBOR") per annum, with a maturity date of June 30, 2019. On April 30, 2019, the Group repaid the loan.

In January 2018, the Group obtained a one-year line of credit of RMB50,000 from a PRC commercial bank. The effective term for the credit is from January 23, 2018 to July 23, 2018. In March and June 2018, the Group drew two tranches of loans totaling RMB6,891 at an annual interest rate published by the People Bank of China times 130%. In June 2018, the Group obtained a one-year line of credit of RMB30,000 from another PRC commercial bank and drew RMB5,793 in December 2018 with an annual interest rate of 4.35%.

In August 2018, the Group entered into a loan agreement with a PRC commercial bank to obtain a loan totaling RMB1,000 at a rate of 5.66% per annum, with a maturity date of August 31, 2019.

From January to May 2018, the Group obtained several tranches of loans totaling RMB9,939 from a commercial bank at a rate of 2.75% per annum.

(ii)
In 2017, Red Star Macalline Co., Ltd. ("Red Star") signed an investment term sheet with the Group and paid a down payment of RMB30,000. The amount was recorded as other payable by the Group as of December 31, 2017. In November 2018, Red Star and the Group reached a supplementary agreement to terminate the term sheet and treat the amount as a loan to be repaid by August 30, 2019 at an annual interest rate of 12%. The interest is calculated starting September 2017 when the Group received the amount. In August 2019, the repayment date was further extended to January 30, 2020.

(iii)
In connection with the acquisition of Wujie Space in June 2018, the Group assumed loans of RMB4,075 at an annual interest rate of 9% from Wujie Space, which were repaid in January 2019.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

14. ACCOUNTS PAYABLE

        Accounts payable consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Payable for purchase of property and equipment	119,106	245,878
Payable for lease expenses	850	20,132
Payable for advertising services	—	20,251
Others	14,531	31,269

Total	134,487	317,530

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Refundable deposits from members, current	23,446	77,091
Payable for investments and acquisitions	20,700	38,350
Professional and service fee payable	8,476	24,445
Payable to Red Star Macalline Co., Ltd. (Note 13)	30,000	—
Payable to former shareholders of acquirees	—	15,712
Accrued payroll	6,229	11,651
VAT payable	166	12,016
Other taxes payable	5,410	3,487
Interests payable	66	5,253
Others	2,934	16,694
Amounts reimbursable to employees	305	688

Total	97,732	205,387

16. LONG-TERM BORROWINGS

        Long-term borrowings consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Long-term borrowing, current	3,645	26,052
Long-term borrowings, non-current	18,046	19,344

Total	21,691	45,396

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

16. LONG-TERM BORROWINGS (Continued)

        In October 2017, the Group entered into a credit facility agreement of USD 5,000 (approximately RMB32,530) with Innoven Capital China Pte., Ltd. ("Innoven Capital"). In November 2017, April 2018 and August 2018, the Group drew RMB6,700, RMB3,440 and RMB13,750, respectively. Each repayment schedule includes 22 equal installment with the last installments due in November 2019, April 2020 and August 2020, respectively. The interest rate is 9.5% per annum. As of December 31, 2017 and 2018, RMB6,691 and RMB17,396 borrowings remained outstanding.

        In connection with the acquisition of Hongtai Space in December 2017, the Group assumed a loan of RMB15,000 from Shenzhen Dinghong Investment Co., Ltd. The annual interest rate is 6%. The loan shall be repaid in eight equal installments with the last installment due in January 2020. The borrowings as of December 31, 2017 and 2018 were RMB15,000 and RMB15,000, respectively.

        In connection with the acquisition of Dongyi Yuanda in July 2018, the Group assumed a loan of RMB13,000 from a commercial bank which bears an annual interest rate at 7.03%. RMB1,000 and RMB12,000 were classified as current and non-current, respectively, of which RMB1,000, RMB8,000, RMB1,000 and RMB3,000 will due in 2019, 2020, 2021, and 2022, respectively.

17. LIABILITIES TO BE SETTLED IN SHARES

        During 2017 and 2018, certain investors contributed cash, ROU assets or business equities to Ucommune Venture in exchange for its equity interests. Ucommune Venture was unable to register them as shareholders due to PRC regulation on shareholder number limitations. Moreover, the existing shareholders' approval for increasing capital by the new investors was not in place until July 2019. Therefore, those investors were not considered as shareholders and the cash, ROU assets or business contributed was recorded as a liability to reflect the Group's obligation to issue equity interests. The liabilities were subsequently measured at fair value at each period end.

        During the years ended December 31, 2017 and 2018, RMB33,755 and RMB25,607 of change in fair value of liabilities to be settled in shares were recorded in the statements of operations. In August 2019, the Company issued ordinary shares to such investors, and the balance of RMB2,171,710 was reclassified to the statements of changes in shareholders' equity.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

18. COST OF REVENUE

        Cost of revenue consisted of the following:

	For the years ended December 31,
	2017	2018
	RMB	RMB
Lease expenses	202,536	398,832
Employee compensation and benefits	25,035	37,210
Depreciation and amortization	35,637	78,989
Other operating costs(i)	47,214	148,578

Total	310,422	663,609

(i)
Including costs for advertising services, construction and design services, utilities, maintenance, daily cleaning and others.

19. INCOME TAXES

Cayman Islands& BVI

        The Company is a tax-exempted company incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in BVI. Both companies are not subject to income tax.

United States ("U.S.")

        Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes at gradual rates from 15% to 39% for the year ended December 31, 2017. According to U.S. tax reform, the federal income tax rate changed to 21% for the year ended December 31, 2018.

        Ucommune N.Y. Corp. is subject to state income tax of 6.5% for the years ended December 31, 2017 and 2018.

Hong Kong

        Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements as it has no assessable profit for the years ended December 31, 2017 and 2018.

Singapore

        Ucommune Singapore Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2017 and 2018.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

19. INCOME TAXES (Continued)

PRC

        Effective from January 1, 2008, a new Enterprise Income Tax Law, or ("the New EIT Law"), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

        According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area ("Heng Qin New Area") are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Heng Qin New Area, is qualified to enjoy the 15% preferential income tax rate.

        Enterprises, for which the annual taxable income amount which does not exceed RMB500 in 2017, and the annual taxable income of no more than RMB1,000 in 2018, shall qualify as the small low-profit enterprises, and only 50% of its taxable income shall be subject to enterprise income tax at a reduced tax rate of 20%.

	For the years ended December 31,
	2017	2018
	RMB	RMB
Current tax expense	61	2,134
Deferred tax expense	—	(47)

Total	61	2,087

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	359	1,917
Impairment loss on long-lived assets	10,358	31,233
Impairment loss on long-term investments	2,000	6,748
Deductible temporary difference related to advertising expenses	1,456	3,773
Deferred subsidy income	1,065	1,184
Net operating loss carrying forwards	67,461	115,397

Total deferred tax assets	82,699	160,252
Less: valuation allowance	(82,699)	(160,252)

Deferred tax assets, net	—	—

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

19. INCOME TAXES (Continued)

        The significant components of deferred taxes liability were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	—	3,292

Total deferred tax liabilities	—	3,292

        As of December 31, 2018, the Group had operating loss carry-forward of RMB726,724, which will expire on various dates from the end of calendar year 2020 to the end of calendar year 2023. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries' earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of RMB82,699 and RMB160,252 had been established as of December 31, 2017 and December 31, 2018, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

        The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2017 and 2018. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

        According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority's act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a "special circumstance"). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

19. INCOME TAXES (Continued)

        The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2017	2018
	RMB	RMB
Loss before provision for income taxes and loss from equity method investments	(371,259)	(442,120)
Income tax expense computed at an applicable tax rate of 25%	(92,815)	(110,530)
Effect of non-deductible expenses	5,587	5,736
Effect of preferential tax rate	25,264	16,421
Effect of income tax rate difference in other jurisdictions	(933)	3,663
Effect of change in tax rate	17,664	9,244
Change in valuation allowance	45,294	77,553

	61	2,087

        If the Group did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2017 and 2018, the increase in income tax expenses and net loss per share amounts would be as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB
Increase in income tax expenses	145	2,805
Net loss per share-basic and diluted	(3.93)	(4.77)

        New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

        If the Company were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under tax treaty between the PRC and Hong Kong, if the foreign

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

19. INCOME TAXES (Continued)

investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise ("FIE"); or 10%, if the investor holds less than 25% in the FIE.

20. EQUITY

        The Company was incorporated in September 2018. One ordinary share was issued and outstanding with par value of HK$0.01 (equivalent to US$0.001) as of December 31, 2018.

        In April 2015, four founders and 11 angel investors formed Ucommune Venture. In exchange, cash capital contribution at RMB43,300 was received.

        In September 2015 and March 2016, Ucommune Venture issued 12.74% and 4.08% equity interest with preferential rights for a cash consideration of RMB216,578 and RMB138,620, respectively, to a group of third party investors.

        In June 2016, Ucommune Venture issued 6.49% equity interest with preferential rights for a cash consideration of RMB279,240 to two investors.

        In August 2016, Ucommune Venture issued 2.3% equity interest with preferential rights for a cash consideration of RMB121,900 to two investors.

        In December 2016 and June 2017, Ucommune Venture issued 5.1% equity interest with preferential rights for a total consideration of RMB333,367 including cash of RMB280,426 and a property of RMB52,941 to five investors.

        In July 2017, Ucommune Venture issued 3.23% equity interests with preferential rights for a cash consideration of RMB220,000 to two investors.

        Preferential rights were granted to investors include liquidation preference, pre-emptive rights, preferred transfer rights, drag-along rights and others. Based on valuation of the Group with the assistance of an independent appraising firm, the fair value of ordinary shares approximates that of equity interest with preferential rights. During the Re-domiciliation, all preferential rights were terminated, and the equity interests of Ucommune Venture were exchanged into ordinary shares of the Company.

21. EMPLOYEE DEFINED CONTRIBUTION PLAN

        Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB15,855 and RMB22,756 for the years ended December 31, 2017 and 2018, respectively.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

22. NET LOSS PER SHARE

        For the years ended December 31, 2017 and 2018, for the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reorganization took place at the beginning of the period presented.

        Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB
Numerator:
Net loss attributable to Ucommune Group Holdings Limited's shareholders	(355,753)	(429,592)
Denominator:
Weighted average ordinary shares used in computing basic loss per share	90,646,360	90,646,360
Weighted average ordinary shares used in computing diluted loss per share	90,646,360	90,646,360
Basic net loss per share	(3.92)	(4.74)
Diluted net loss per share	(3.92)	(4.74)

23. RELATED PARTIES TRANSACTION

        The Group had the following related parities:

  a.
  directors of the Group

  b.
  equity method investees

  c.
  companies controlled by the same shareholders.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

23. RELATED PARTIES TRANSACTION (Continued)

I.
Balances:

        The Group had the following related party balances as of December 31, 2017 and 2018:

			As of December 31,
	Relationship	Notes	2017	2018
			RMB	RMB
Amounts due from related parties:
Youxiang Group	(c)	(i)	712	18,717
Feitelan	(b)	(ii)	57	6,621
Dr. Daqing Mao	(a)	(iii)	—	2,220
Others	(b)	(iv)	158	322

			927	27,880

Amounts due to related parties:
Youxiang Group	(c)	(v)	2,393	8,631
Dr. Daqing Mao	(a)	(vi)	3,803	4,014
Others	(b)		203	144

			6,399	12,789

(i)
Amounts due from Youxiang Group are consulting fee and construction fee.

(ii)
Amounts due from Feitelan are loans provided by the Group and interest accrued. The loans have a term of one year and bear an annual interest rate of 6%.

(iii)
Amounts due from Dr. Daqing Mao are loans provided by the Group, which is interest free.

(iv)
Amounts due from others are operating management fees.

(v)
Amounts due to Youxiang Group are lease expenses.

(vi)
Amounts due to Dr. Daqing Mao are interest free and payable on demand.

        The Group entered into leases with Youxiang Group and the related ROU assets as of December 31, 2017 and 2018 were RMB5,700 and RMB5,206, respectively. The related lease liabilities as of December 31, 2017 and 2018 were RMB94,956 and RMB96,289, respectively.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

23. RELATED PARTIES TRANSACTION (Continued)

II.
Transactions:

		Lease expenses for the years ended December 31,
	Relationship	2017	2018
		RMB	RMB
Youxiang Group	(c)	297	8,999

Total		297	8,999

		Revenues for the years ended December 31,
	Relationship	2017	2018
		RMB	RMB
Youxiang Group(i)	(c)	6,825	7,023

(i)
The amount represents consulting, construction and designing services provided to Youxiang Group.

        During the year ended December 31, 2017 and 2018, the Group received RMB3,803 and nil loan from Dr. Daqing Mao, respectively. During the year ended December 31, 2018, the Group provided loans of RMB5,800 and RMB2,220 to Feitelan and Dr. Daqing Mao, respectively.

24. COMMITMENTS AND CONTINGENCIES

Capital commitment

        As of December 31, 2018, the Group had outstanding capital commitments totaling RMB61,542, mainly relating to capital expenditures on leasehold improvement with payment due within one year.

Investment commitment

        The Group was obligated to pay RMB3,938 for several long-term investments under various arrangements as of December 31, 2018 with payment due within one year.

25. RESTRICTED NET ASSETS

        Relevant PRC statutory laws and regulations permit payments of dividends by the Group's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

25. RESTRICTED NET ASSETS (Continued)

        In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

        Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise's PRC statutory accounts. The Group's provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

        Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB156,903 and RMB345,264, as of December 31, 2017 and 2018, respectively.

26. SEGMENT INFORMATION

        Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM") in deciding how to allocate resources and assess performance. The Group's CODM has been identified as the CEO. For the year ended December 31, 2017, there is one operating segment identified, which is the co-working space. For the year ended December 31, 2018, there are three operating segments identified including co-working space marketing and branding, and others, which is primarily due to business acquisitions.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

26. SEGMENT INFORMATION (Continued)

        The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

        The Group's CODM evaluates performance based on each operating segment's revenue, costs of revenues and gross profit. Revenues, cost of revenues and gross profits by segment are presented below. The following financial data has been retrospectively presented to give effect to the current structure.

	For the years ended December 31,
	2017	2018
	RMB	RMB
Revenue:
Workspace membership	154,470	394,356
Marketing and branding services	—	24,617
Other services	12,924	29,535

Total revenue	167,394	448,508

Cost of revenue
Workspace membership	(308,689)	(624,844)
Marketing and branding services	—	(22,481)
Other services	(1,733)	(16,284)

Total cost of revenue	(310,422)	(663,609)

Gross loss
Workspace membership	(154,219)	(230,488)
Marketing and branding services	—	2,136
Other services	11,191	13,251

Total gross loss	(143,028)	(215,101)

        The Group's CODM does not review the financial position by operating segments, thus total assets by operating segment is not presented.

27. SUBSEQUENT EVENTS

        In July 2018, Lujin signed an investment agreement with the Group to make capital contribution in the form of a commercial building in exchange for Ucommune Venture's equity interest. Also as agreed in a supplementary agreement, Lujin will be entitled to certain preferential features including redemption right and return guarantee. The timing and price triggering these features are subject mainly to market conditions; however, the agreement can be also amended, suspended or terminated provided certain conditions met which include public offering proceeding. Neither Lujin delivered the contribution, nor the Company issued shares to Lujin as of December 31, 2018. Shares were subsequently issued to Lujin in August 2019. Considering the change in market conditions and the

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

27. SUBSEQUENT EVENTS (Continued)

Company kicked off its public offering process, both parties agreed to terminate the preferential features in September 2019.

        On January 10, 2019, the Group issued a one-year convertible bond of US$10,000 (equivalent to RMB68,650) to a third-party investor, All-Stars SP X Limited. The bond has a term of 364 days which can be extended for an additional six-month with both parties' consent. The bond bears annual interest rate at 8% and will be payable upon maturity.

        In May 2019, the Group entered into an acquisition agreement to obtain 100% equity interest of Melo. Inc. with share consideration valued at RMB107,883, which was paid in August 2019.

        In August 2019, the Group signed three credit facility agreements with commercial banks in China for total credit lines up to RMB80,000.

        In August 2019, the Company's Board of Directors approved a share incentive plan, pursuant to which the Company proposed to grant 15,028,567 options. No option was granted under the plan until September 13, 2019.

28. PARENT ONLY INFORMATION

Basis of presentation

        The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group's combined and consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs.

Investments in subsidiaries and VIEs

        The Parent Company and its subsidiaries, VIEs and VIEs' subsidiaries were included in the combined and consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company's stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs' subsidiaries were reported using the equity method of accounting. The Parent Company's share of loss from its subsidiaries, VIEs and VIEs' subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs' subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Parent Company Information, preparation the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs' subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

        The following represents condensed unconsolidated financial information of Ucommune Group Holdings Limited.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

28. PARENT ONLY INFORMATION (Continued)

Condensed Balance Sheet:

	As of December 31,
	2018	2018
	RMB	USD
		(Note 2)
ASSETS
Current assets
Cash and cash equivalents	—	—
Prepaid expenses and other current assets	—	—
Property and equipment, net	—	—
Non-current assets:
Investment in subsidiaries	397,715	55,642
Other non-current assets	—	—

Total non-current assets	397,715	55,642

TOTAL ASSETS	397,715	55,642

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	—
Total current liabilities	—	—
Non-current liabilities:
Total non-current liabilities	—	—

TOTAL LIABILITIES	—	—

EQUITY
Ordinary shares (38,000,000 shares authorized, one share issued and outstanding as of December 31, 2018 with par value of HK$0.01)	—	—
Additional paid-in capital	1,355,685	189,667
Accumulated deficit	(957,135)	(133,908)
Accumulated other comprehensive loss	(835)	(117)
TOTAL EQUITY	397,715	55,642

TOTAL LIABILITIES AND EQUITY	397,715	55,642

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(In thousands of RMB, except share and per share data, or otherwise noted)

28. PARENT ONLY INFORMATION (Continued)

Condensed Statement of Operations and Comprehensive Loss:

	For the Year Ended December 31,
	2018	2018
	RMB	USD
		(Note 2)
Loss from operations	—	—
Loss from investment in subsidiaries	(429,592)	(60,102)
Net loss	(429,592)	(60,102)

Other comprehensive loss	(629)	(88)

TOTAL COMPREHENSIVE LOSS	(430,221)	(60,190)

Condensed Statements of Cash Flows:

For the Year Ended December 31,
	2018	2018
	RMB	USD
(Note 2)
Cash flows from operating activities
Net loss	(429,592)	(60,102)
Adjustments to reconcile net loss to net cash generated from operating activities:
Investment in subsidiaries	429,592	60,102
Net cash used in operating activities	—	—

Net cash used in investing activities	—	—
Net cash used in financing activities	—	—
Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of the year	—	—
Cash and cash equivalents at end of the year	—	—

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data, or otherwise noted)

		As of September 30,
	As of December 31, 2018
		2019	2019
	RMB	RMB	USD (Note 2)
ASSETS
Current assets
Cash and cash equivalents	274,633	166,949	23,357
Restricted cash, current	11,000	20,854	2,918
Term deposits, current	24,000	24,400	3,414
Short-term investments	32,200	78,600	10,997
Accounts receivable, net of allowance of RMB7,434 and RMB18,985 as of December 31, 2018 and September 30, 2019, respectively	69,368	165,485	23,152
Prepaid expenses and other current assets	95,784	150,744	21,090
Loans receivable	190,000	—	—
Amounts due from related parties, current	25,660	15,887	2,223
Held-for-sale assets, current	—	362,543	50,722

Total current assets	722,645	985,462	137,873

Non-current assets
Restricted cash, non-current	22,273	20,309	2,841
Long-term investments	73,167	65,828	9,210
Property and equipment, net	490,351	425,319	59,504
Right-of-use assets, net	1,935,401	1,973,164	276,056
Intangible assets	30,142	35,219	4,927
Goodwill	1,419,018	1,534,846	214,733
Rental deposits, non-current	91,251	98,763	13,817
Long-term prepaid expenses	184,833	184,876	25,865
Amounts due from related parties, non-current	2,220	—	—
Other non-current assets	3,385	97,004	13,571

Total non-current assets	4,252,041	4,435,328	620,524

TOTAL ASSETS	4,974,686	5,420,790	758,397

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

		As of September 30,
	As of December 31, 2018
		2019	2019
	RMB	RMB	USD (Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB77,698 and RMB108,297 as of December 31, 2018 and September 30, 2019)	77,698	130,251	18,223
Long-term borrowings, current (including long-term borrowings, current of the consolidated VIEs without recourse to the Company of RMB26,052 and RMB17,000 as of December 31, 2018 and September 30, 2019)	26,052	24,749	3,463
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB317,530 and RMB329,255 as of December 31, 2018 and September 30, 2019)	317,530	334,723	46,829
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB205,387 and RMB204,667 as of December 31, 2018 and September 30, 2019)	205,387	222,862	31,180
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB12,537 and RMB21,680 as of December 31, 2018 and September 30, 2019)	12,537	21,680	3,033
Advance workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB86,791 and RMB88,821 as of December 31, 2018 and September 30, 2019)	86,791	94,494	13,220
Convertible bond (including convertible bond of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2018 and September 30, 2019)	—	71,477	10,000
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB15,305 and RMB18,731 as of December 31, 2018 and September 30, 2019)	15,305	18,731	2,621
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB5,747 and RMB5,559 as of December 31, 2018 and September 30, 2019)	5,747	5,559	778
Deferred subsidy income (including deferred subsidy income of the consolidated VIEs without recourse to the Company of RMB18,357 and RMB11,650 as of December 31, 2018 and September 30, 2019)	18,357	11,650	1,630

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

		As of September 30,
	As of December 31, 2018
		2019	2019
	RMB	RMB	USD (Note 2)
Held-for-sale liabilities, current (including held-for-sale liabilities, current of the consolidated VIEs without recourse to the Company of nil and RMB20,188 as of December 31, 2018 and September 30, 2019)	—	20,188	2,824
Liabilities to be settled in shares, current (including liabilities to be settled in shares, current of the consolidated VIEs without recourse to the Company of RMB1,554,876 and nil as of December 31, 2018 and September 30, 2019)	1,554,876	—	—
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB559,186 and RMB544,327 as of December 31, 2018 and September 30, 2019)	559,186	580,187	81,171

Total current liabilities	2,879,466	1,536,551	214,972

Non-current liabilities
Amounts due to related parties, non-current (including amounts due to related parties, non-current of the consolidated VIEs without recourse to the Company of RMB252 and nil as of December 31, 2018 and September 30, 2019)	252	—	—
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB19,344 and RMB5,000 as of December 31, 2018 and September 30, 2019)	19,344	5,000	700
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB14,228 and RMB14,937 as of December 31, 2018 and September 30, 2019)	14,228	14,937	2,090
Deferred tax liabilities (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB3,292 and RMB2,632 as of December 31, 2018 and September 30, 2019)	3,292	2,632	368
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB1,462,032 and RMB1,511,151 as of December 31, 2018 and September 30, 2019)	1,462,032	1,562,815	218,646

Total non-current liabilities	1,499,148	1,585,384	221,804

TOTAL LIABILITIES	4,378,614	3,121,935	436,776

Commitments and contingencies (Note 24)

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

		As of September 30,
	As of December 31, 2018
		2019	2019
	RMB	RMB	USD (Note 2)
SHAREHOLDERS' EQUITY
Ordinary shares (38,000,000 and 500,000,000 authorized, one and 131,312,984 issued and outstanding as of December 31, 2018 and September 30, 2019, with par value of HK$0.01 and US$0.0001, respectively)	—	94	13
Paid-in capital	10,021	—	—
Additional paid-in capital	1,344,027	3,617,938	506,168
Subscription receivable	—	(91)	(13)
Statutory reserves	1,637	1,637	229
Accumulated deficit	(957,135)	(1,511,150)	(211,418)
Accumulated other comprehensive loss	(835)	(3,025)	(423)

Total Ucommune Group Holdings Limited shareholders' equity	397,715	2,105,403	294,556
Noncontrolling interests	198,357	193,452	27,065

TOTAL SHAREHOLDERS' EQUITY	596,072	2,298,855	321,621

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,974,686	5,420,790	758,397

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Net revenue:
Workspace membership	263,588	419,634	58,709
Marketing and branding services	855	403,484	56,449
Other services	17,730	51,451	7,198

Total net revenue	282,173	874,569	122,356

Cost of revenue:
Workspace membership	(435,287)	(596,269)	(83,421)
Marketing and branding services	(508)	(364,442)	(50,987)
Other services	(8,290)	(47,722)	(6,676)

Total cost of revenue	(444,085)	(1,008,433)	(141,084)

Gross loss	(161,912)	(133,864)	(18,728)

Pre-opening expenses	(14,013)	(23,069)	(3,227)
Sales and marketing expenses	(22,139)	(48,344)	(6,764)
General and administrative expenses	(63,273)	(128,836)	(18,025)
Remeasurement gain of previously held equity interests in connection with step acquisitions	27,543	386	54
Change in fair value of liabilities to be settled in shares	(31,958)	(141,164)	(19,750)
Impairment loss on long-lived assets	(22,882)	(86,500)	(12,102)

Loss from operations	(288,634)	(561,391)	(78,542)

Interest income	17,707	4,901	686
Interest expense	(6,722)	(7,960)	(1,114)
Subsidy income	14,869	20,521	2,871
Impairment loss on long-term investment	(1,000)	(2,000)	(280)
Other expense, net	(4,727)	(20,469)	(2,864)

Loss before income taxes and loss from equity method investments	(268,507)	(566,398)	(79,243)

Provision for income taxes:	(1,173)	(4,780)	(669)
Loss from equity method investments	(1,193)	(1,600)	(224)

Net loss	(270,873)	(572,778)	(80,136)
Less: Net loss attributable to noncontrolling interests	(11,142)	(18,763)	(2,625)

Net loss attributable to Ucommune Group Holdings Limited	(259,731)	(554,015)	(77,511)

Net loss per share attributable to ordinary shareholders of Ucommune Group Holdings Limited
—Basic	(2.87)	(5.80)	(0.81)
—Diluted	(2.87)	(5.80)	(0.81)
Weighted average shares used in calculating net loss per share
—Basic	90,646,360	95,580,178	95,580,178
—Diluted	90,646,360	95,580,178	95,580,178

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Net loss	(270,873)	(572,778)	(80,136)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(1,149)	(2,220)	(311)

Total comprehensive loss	(272,022)	(574,998)	(80,447)

Less: Comprehensive loss attributable to noncontrolling interest	(11,202)	(18,793)	(2,629)
Comprehensive loss attributable to Ucommune Group Holdings Limited's shareholders	(260,820)	(556,205)	(77,818)

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

									Total Ucommune Group Holding Limited shareholders' equity
	Ordinary shares
								Accumulated other comprehensive loss
	No. of shares	Amount	Paid-in Capital	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated deficit			Noncontrolling interests	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	—	—	9,082	1,340,467	—	345	(526,251)	(206)	823,437	1,359	824,796
Net loss	—	—	—	—	—	—	(259,731)	—	(259,731)	(11,142)	(270,873)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(1,089)	(1,089)	(60)	(1,149)
Business acquisition	—	—	—	—	—	—	—	—	—	136,939	136,939
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	10,174	10,174

Balance as of September 30, 2018	—	—	9,082	1,340,467	—	345	(785,982)	(1,295)	562,617	137,270	699,887

Balance as of January 1, 2019	1	—	10,021	1,344,027	—	1,637	(957,135)	(835)	397,715	198,357	596,072
Issuance of ordinary shares	131,312,984	94	—	2,265,529	(91)	—	—	—	2,265,532	—	2,265,532
Effect of reorganization	(1)	—	(10,021)	10,021	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(554,015)	—	(554,015)	(18,763)	(572,778)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(2,190)	(2,190)	(30)	(2,220)
Business acquisitions	—	—	—	—	—	—	—	—	—	10,859	10,859
Acquisition of noncontrollling interests	—	—	—	(1,639)	—	—	—	—	(1,639)	(1,081)	(2,720)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	4,110	4,110

Balance as of September 30, 2019 in RMB	131,312,984	94	—	3,617,938	(91)	1,637	(1,511,150)	(3,025)	2,105,403	193,452	2,298,855

Balance as of September 30, 2019 in USD	131,312,984	13	—	506,168	(13)	229	(211,418)	(423)	294,556	27,065	321,621

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Nine months September 30,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Cash flows from operating activities
Net loss	(270,873)	(572,778)	(80,136)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	49,980	78,637	11,002
Amortization of intangible assets	934	5,514	771
Loss on disposal of property and equipment	1,987	14,714	2,059
Loss on disposal of intangible assets	—	2,790	390
Impairment loss on long-lived assets	22,882	86,500	12,102
Impairment loss on long-term investment	1,000	2,000	280
Gain on disposal of subsidiaries	(644)	—	—
Amortization of right-of-use assets	208,192	213,967	29,935
Remeasurement gain of previously held equity interests in connection with step acquisitions	(27,543)	(386)	(54)
Change in fair value of liabilities to be settled in shares	31,958	141,164	19,750
Change in held-for-sale assets	—	1,919	268
Change in held-for-sale liabilities	—	2,513	352
Allowance for doubtful accounts	4,819	15,329	2,145
Loss from equity method investments	1,193	1,600	224
Deferred income tax	(11)	(660)	(92)
Changes in operating assets and liabilities:
Accounts receivable	(1,201)	(107,929)	(15,100)
Prepaid expenses and other current assets	(104,347)	(40,531)	(5,670)
Amounts due from related parties	8,332	3,152	441
Right-of-use assets	(560,683)	(259,989)	(36,374)
Rental deposits, non-current	49,233	(7,512)	(1,051)
Long-term prepaid expenses	(3,464)	(3,043)	(426)
Accounts payable	9,672	73,359	10,264
Accrued expenses and other current liabilities	66,632	4,949	692
Amounts due to related parties	4,277	12,905	1,805
Advance workspace membership fee	9,993	6,456	903
Contract liabilities	7,622	3,426	479
Income taxes payable	(1,917)	497	70
Deferred subsidy income	(7,641)	(6,707)	(938)
Lease liabilities	454,467	95,856	13,411
Refundable deposits from members, non-current	(9,139)	710	99

Net cash used in operating activities	(54,290)	(231,578)	(32,399)

Cash Flows from investing activities
Purchase of term deposits	(17,000)	(400)	(56)
Purchase of short-term investments	(66,100)	(78,600)	(10,997)
Settlement of short-term investments	204,800	33,190	4,643
Purchase of property and equipment	(111,380)	(112,037)	(15,675)
Proceeds from disposal of property and equipment	445	1,256	176

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Nine months September 30,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Purchase of intangible assets	(107)	(186)	(26)
Loans provided to related parties	(5,800)	(1,000)	(140)
Loans provided to third parties	(190,000)	(20,000)	(2,798)
Loans collected from related parties	—	2,220	311
Loans collected from third parties	120,000	210,000	29,380
Payment for long-term investments	(6,050)	(1,878)	(263)
Cash received for business acquisitions	9,320	2,702	378

Net cash (used in)/provided by investing activities	(61,872)	35,267	4,933

Cash flows from financing activities
Subscription received to be settled in shares	67,835	—	—
Capital contribution from noncontrolling shareholders	10,174	4,110	575
Acquisition of noncontrolling interests	—	(2,720)	(381)
Loans repaid to related parties	—	(4,014)	(562)
Loans repaid to third parties	(7,057)	(37,804)	(5,289)
Loans received from third parties	53,824	73,635	10,302
Cash paid for listing fee	—	(6,299)	(881)
Cash received from bond issuance	—	68,623	9,601

Net cash provided by financing activities	124,776	95,531	13,365

Effects of exchange rate changes	(48)	986	140

Net increase/(decrease) in cash, cash equivalents and restricted cash	8,566	(99,794)	(13,961)
Cash, cash equivalents and restricted cash—beginning of the period	199,743	307,906	43,077

Cash, cash equivalents and restricted cash—end of the period	208,309	208,112	29,116

Supplemental disclosure of cash flow information:
Interest paid	1,096	4,397	615
Income tax paid	351	5,628	851
Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	54,022	110,305	15,432
Payable for investments and acquisitions	19,200	—	—
Non-cash subscription received to be settled in shares	1,113,401	—	—
Liabilities settled in shares	—	2,171,710	303,833

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

1. ORGINAZATIONS AND PRINCIPAL ACTIVITIES

        Ucommune Group Holdings Limited (the "Company") was incorporated under the laws of the Cayman Islands on September 21, 2018. The Company, its subsidiaries, its consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries under common ownership with the Company (collectively the "Group") are primarily engaged in providing long-term leasing, on-demand and short-term leasing solutions to freelancers, start-up entrepreneurs, small medium enterprises and corporations by delivering well-furnished and fully-serviced space on a flexible basis in the People's Republic of China ("PRC"). The individuals and enterprises registered on U bazaar, a mobile app of the Group, are referred to as members.

History of the Group

        Ucommune (Beijing) Venture Investment Co., Ltd. ("Ucommune Venture") was established in April 2015, as a limited liability company in the PRC, incorporated by Mr. Daqing Mao and other co-founders. After the incorporation, Ucommune Venture completed series of financing by issuing equity interests with certain preferential rights to investors.

        During September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the "Re-domiciliation"). The purpose of the Re-domiciliation was to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering ("IPO"). The Re-domiciliation was executed in the following steps:

  1)
  In September 2018, the Company was incorporated in the Cayman Islands to be the holding company of the Group. In December 2018, the Company established Ucommune Group Holdings (Hong Kong) Limited ("Ucommune HK"), a wholly-owned subsidiary of the Company as an intermediate holding company. In January 2019, Ucommune HK established a wholly foreign owned enterprise, Ucommune (Beijing) Technology Co., Ltd. ("Ucommune Technology"), for the purpose of establishing a VIE structure as further described in 3) below.

  2)
  In May and June 2019, the Company issued an aggregate of 90,646,360 ordinary shares to all Ucommune Venture's then existing shareholders at par value, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Ucommune Venture. Upon the issuance of the ordinary shares, the equity structure of the Company is identical to that of Ucommune Venture. The preferential rights of Ucommune Venture's equity interest holders were cancelled upon the issuance of ordinary shares by the Company, which was accounted for as a modification.

  3)
  In May 2019, a series of VIE agreements were entered into between Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture. Those arrangements effectively provided control over the operations of Ucommune Venture to Ucommune Technology. Upon the completion of step 2) and 3), the Re-domiciliation was completed.

        Prior to the Re-domiciliation, the Company and Ucommune Venture are under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, the accompanying financial statements have been prepared on a combined basis using historical cost.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

1. ORGINAZATIONS AND PRINCIPAL ACTIVITIES (Continued)

        As of September 30, 2019, the Company's major subsidiaries, its VIEs and the VIEs' major subsidiaries were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of ownership	Principal activities
Major Subsidiaries of the Company:
Ucommune HK	December 7, 2018	Hong Kong	100%	Co-working space
Ucommune (Beijing) Technology Co., Ltd.	January 3, 2019	PRC	100%	Technology and internet service
Melo, Inc	May 15, 2019	Cayman	100%	Technology service
Melo Hongkong Limited	May 15, 2019	Hong Kong	100%	Technology service
Beijing Melo Technology Co. Ltd. ("Beijing Melo")	May 15, 2019	PRC	100%	Technology service
VIEs:
Ucommune (Beijing) Venture Investment Co., Ltd. ("Ucommune Venture")	April 3, 2015	PRC	N/A*	Co-working space
Beijing U Bazaar Technology Co., Ltd. ("Beijing U Bazaar")	August 29, 2018	PRC	N/A*	Technology and internet service
Beijing Weixue Tianxia Education Technology Co. Ltd. ("Weixue Tianxia")	May 15, 2019	PRC	N/A*	Technology Innovation
Major VIEs' subsidiaries:
Beijing Sunshine 100 Ucommune Venture Investment Co., Ltd.	May 18, 2015	PRC	N/A*	Co-working space
Beijing Pengda Ucommune Venture Investment Co., Ltd.	July 31, 2015	PRC	N/A*	Co-working space
Shanghai Ucommune Venture Investment Co., Ltd.	October 30, 2015	PRC	N/A*	Co-working space
Beijing Weituo Ucommune Venture Investment Co., Ltd.	January 4, 2016	PRC	N/A*	Co-working space
Beijing Hongkun Enterprise Management Consulting Co., Ltd.	May 16, 2016	PRC	N/A*	Co-working space
Beijing Jingchao Ucommune Technology Services Co., Ltd.	September 19, 2016	PRC	N/A*	Co-working space
Beijing Dongke Ucommune Technology Service Co., Ltd.	July 6, 2017	PRC	N/A*	Co-working space
Hongtai Innovation Space (Beijing) Venture Investment Co., Ltd. ("Hongtai Space")	December 5, 2017	PRC	N/A*	Co-working space
Shenzhen Weido Union Technology Co., Ltd. and Subsidiaries ("Shenzhen Weido")	June 1, 2018	PRC	N/A*	Co-working space
Hezuogongchuang (Beijing) Office Services Co., Ltd. and its Subsidiaries ("Wujie Space")	June 1, 2018	PRC	N/A*	Co-working space
Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd. ("Dongyi Yuanda")	July 1,2018	PRC	N/A*	Construction
Beijing Daguan Architectural Design Consulting Co., Ltd. and Subsidiary ("Daguan")	July 1,2018	PRC	N/A*	Interior design
Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. ("Shengguang Zhongshuo")	December 20, 2018	PRC	N/A*	Marketing service
Hunan Longxi Real Estate Development Co., Ltd. ("Hunan Longxi")	April 2, 2019	RPC	N/A*	Real Estate Development

*
These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES

The VIE arrangements

        The Company operates substantially all of its business through its VIEs including Ucommune Venture, Beijing U Bazaar and Weixue Tianxia. On May 20, 2019, Ucommune Technology entered into a series of contractual arrangements with Ucommune Venture, Beijing U Bazaar, and their respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

        The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs' subsidiaries.

        In May 2019, the Company acquired Melo Inc., which has a VIE structure established in January 2019 before it was acquired by the Company. The VIE structure was established between Beijing Melo, which is the WFOE of Melo Inc., Weixue Tianxia and the nominee shareholders of Weixue Tianxia through a series of contractual agreements. Such agreements include exclusive technology consulting and service agreement, equity pledge agreement, exclusive call option agreement and powers of attorney. These agreements contain terms substantially the same as that of the existing agreements the Company already entered into.

•
Risks in relation to VIE structure

        The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

  –
  VIEs and their shareholders may have or develop interests that conflict with the Group's interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

  –
  VIEs and their shareholders could fail to obtain proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group's use of financing sources or otherwise restrict the VIEs or the Group's ability to conduct business.

  –
  The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

    otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

  –
  If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group's business and operations in China.

        The Group's ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and their subsidiaries in the combined and consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

        The Group's business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2018 and September 30, 2019, the VIEs and their subsidiaries accounted for an aggregate of 100% and 94.8%, respectively, of the Group's consolidated total assets, and 100% and 93.0% respectively of the Group's consolidated total liabilities.

        The following financial information of the Company's VIEs and VIEs' subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2018 and September 30, 2019 and for the nine months ended September 30, 2018 and 2019 was included in the accompanying consolidated financial statements:

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
Cash and cash equivalents	274,633	148,180
Held-for-sale asset, current	—	362,543
Other current assets	448,012	437,134

Total current assets	722,645	947,857

Property and equipment, net	490,351	384,100
Right of use assets, net	1,935,401	1,887,780
Goodwill	1,419,018	1,441,616
Other non-current assets	407,271	478,433

Total assets	4,974,686	5,139,786

Accounts payable	317,530	329,255
Liabilities to be settled in shares, current	1,554,876	—
Lease liabilities, current	559,186	544,327
Other current liabilities	447,874	496,593

Total current liabilities	2,879,466	1,370,175

Lease liabilities, non-current	1,462,032	1,511,151
Other non-current liabilities	37,116	22,569

Total liabilities	4,378,614	2,903,895

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Net revenues	282,173	855,686
Net loss	(270,873)	(517,276)
Net cash used in operating activities	(54,290)	(216,725)
Net cash (used in)/generated from investing activities	(61,872)	52,452
Net cash generated from financing activities	124,776	48,998

Basis of presentation and use of estimates

        The accompanying unaudited condensed combined and consolidated financial statements include the financial information of the Company, its subsidiaries, its VIEs and VIEs' subsidiaries under which they are under common ownership. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and United States generally accepted accounting standards for interim financial reporting. The results

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

of operations for the nine months ended September 30, 2018 and 2019 are not necessarily indicative of the results for the full years.

        The accompanying unaudited consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Group's audited combined and consolidated financial statements for each of the two years in the period ended December 31, 2018. In the opinion of the management, the accompanying unaudited condensed combined and consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed combined and consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group's combined and consolidated financial statements for each of the two years in the period ended December 31, 2018.

        The financial information as of December 31, 2018 presented in the unaudited condensed combined and consolidated financial statements is derived from the audited combined and consolidated financial statements for the year ended December 31, 2018.

        The accompanying combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which include the Company, its subsidiaries, its VIEs and VIEs' subsidiaries under which they are under common ownership. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

        Significant accounting estimates reflected in the Group's financial statements include, but are not limited to, consolidation of VIEs, valuation allowance for deferred tax assets, useful lives of property and equipment and intangible assets, incremental borrowing rates, allowance for doubtful accounts, impairment of right-of-use ("ROU") assets and other long-lived assets, impairment of goodwill and long-term investments, purchase price of allocation relating to business acquisitions, and valuation of the Group's equity interests. Actual results may differ materially from those estimates.

        The accompanying unaudited condensed combined and consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to generate sufficient cash flows from operations, and the Group's ability to arrange adequate financing arrangements.

        As of September 30, 2019, the Group had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB551,089 and an accumulated deficit of RMB1,511,150. For

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

the nine months ended September 30, 2019, the Group incurred losses from operations amounting to RMB561,391 and generated negative cash flows from operating activities amounting to RMB231,578. These factors are mitigated by the following arrangement and plan:

  •
  In June 2019, the management of the Group approved the plan to sell certain assets with the aggregated balances of RMB362,543 as of September 30, 2019, which were classified as held-for-sale assets and expected to be sold in 2020 to further provide liquidity for the Group's future operations.

  •
  In August 2019, the Group signed three credit facility agreements with commercial banks in China for total credit lines up to RMB80,000. Among the facilities, upon draw-down, one facility agreement in the amount of RMB40,000 bears an interest rate of 5.075% with a loan period of 6 months, and the other two facility agreements in the amount of RMB30,000 and RMB10,000 bear an interest rate published by People Bank of China, which was 4.35% as of September 30, 2019 with a loan period of 12 months, respectively. As of September 30, 2019, credit balance at RMB51,195 remained available.

  •
  In November 2019, the Group entered into a loan agreement with a lender in the principal amount of RMB80,000 bearing an annual interest rate of 4.35%. The loan will be provided in four equal installments from December 2019 to September 2020 and will be repayable one year after each installment.

        As a result of the above arrangements and plan, the Group believes that it will have adequate sources of liquidity and capital resources to support its daily operations for the next 12 months after the issuance of the combined and consolidated financial statements.

Principles of consolidation

        The accompanying combined and consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and VIEs' subsidiaries. All intercompany balances and transactions were eliminated upon combination and consolidation.

Convenience translation

        The Group's business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi ("RMB"). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars ("USD") using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the unaudited condensed combined and consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' equity and cash flows from RMB into USD as of and for the nine months ended September 30, 2019 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.1477 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2019. No representation is made

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2019, or at any other rate.

Business combinations

        Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Common forms of the consideration made in acquisitions are equity exchange; consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

        In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the unaudited condensed combined and consolidated statements of operations.

Asset Acquisitions

        If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at consideration paid, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Impairment of ROU assets and other long-lived assets

        The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The weighted average cost of capital is used as the discount rate. The Group recorded RMB13,004 and RMB34,150 impairment losses on its ROU assets, RMB9,878 and

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

RMB52,350 impairment losses on its other long-lived assets during the nine months ended September 30, 2018 and 2019, respectively.

Financial instruments

        The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term investments, equity securities without readily determinable fair values, amounts due from/to related parties, accounts receivable, loans receivable, accounts payable, short-term borrowings, convertible bond, long-term borrowings, liabilities to be settled in shares and other liabilities.

        As of December 31, 2018 and September 30, 2019, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, loans receivable, accounts receivable, accounts payable, short-term borrowings, convertible bond and other liabilities approximated their fair values reported in the unaudited condensed combined and consolidated balance sheets due to the short-term maturities of these instruments. The carrying amounts of short-term borrowings and long-term borrowings approximate their fair values as their interest rates are at the same level of current market yield for comparable loans.

Short-term investments

        Short-term investments include various financial products with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. The Group classifies the financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three months, but shorter than twelve months. The carrying amount of these short-term investments approximate their fair values due to the short term maturities of these investments and are carried at cost.

        The Group reviews its short-term investments for other-than-temporary impairment ("OTTI") based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group's intent and ability to hold the investments. OTTI is recognized as a loss in the combined and consolidated statements of operations.

Long-term investments

        The Group's long-term investments include equity securities without readily determinable fair values (cost method investments before adoption of ASC 321) and equity method investments.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity securities without readily determinable fair values

        In January 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Subsequent to ASU 2016-02, the FASB issued ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01.

        The Group adopted ASC 321 on January 1, 2018. Prior to January 1, 2018, for investee companies over which the Group does not have significant influence or a controlling interest, equity securities of privately-held companies were accounted for using the cost method of accounting, measured at cost less OTTI. Starting from January 1, 2018, for equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The adoption did not have a material impact on the Group's unaudited condensed combined and consolidated financial position or results of operations.

        The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in the unaudited condensed combined and consolidated statements of operations.

Equity method investments

        Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

        Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group's proportionate share of each equity investee's net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

        An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other- than-temporary.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convertible bond

        The Group accounts for its convertible bond under ASC 470 Debt, using the effective interest method, from the issuance date to the maturity date. Interest expenses are recognized in the unaudited condensed combined and consolidated statement of operation in the period in which they are incurred.

Leases

From the Perspective of Lessee

        The Group leases properties for its collaborative workspaces and other locations. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

        A large majority of the lease agreements contain provisions for free rent periods. Free rent periods are also recorded on a straight-line basis over the lease term. A few lease agreements include contingent rent, which are recognized when incurred.

        At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral.

        For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the unaudited condensed combined and consolidated balance sheets.

        The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.

From the Perspective of Lessor

        The Group recognizes workspace membership revenue under ASC 842, and all the lease contracts are operating leases. The Group provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership service fees or office desk rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as fee-based for the use of conference

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

room and prints/copies. The price of each membership varies, based on the basis of the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the Group's lease contracts are fixed lease payment contracts. The Group's variable lease payments consists of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred.

        Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Group applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and a penalty is imposed if the lessees early terminated the leases.

        Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide the Group with a deposit which is normally one month service fee. Pursuant to the term of membership agreements, the amount of deposit may be applied against the member's unpaid balance.

        The residual value of the Group's lease assets represents the fair value of the leased asset at the end of the lease term. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

        Operating lease income from fixed payments and variable lease income for the nine month ended September 30, 2018 and 2019 were as follows:

	For the nine months ended September 30,
	2018 Unaudited	2019 Unaudited
	RMB	RMB
Operating lease income from fixed payments	263,224	419,102
Variable operating lease income	364	532

Total	263,588	419,634

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Lease payments receivable for the following five years and thereafter as of September 30, 2019 was as follows:

As of September 30, 2019
RMB
2019	116,154
2020	255,627
2021	97,799
2022	42,723
2023	31,103
Thereafter	65,016

Total	608,422

Revenue recognition

        The Group's revenue primarily derived from workspace leasing to its members ancillary services, marketing and branding services, and others. Workspace leasing is set out, as aforementioned in Note 2 "Lease, from the perspective of lessor section". For all other revenue streams, the Group applies ASC 606, as defined below.

        Revenue is recognized when control of promised goods or services is transferred to the Group's customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

        For nine months ended September 30, 2018, the Group recognized workspace membership revenue, marketing and branding revenue, and other services revenue of RMB263,588, RMB855 and RMB17,730, respectively.

        For nine months ended September 30, 2019, the Group recognized workspace membership revenue, marketing and branding revenue, and other services revenue of RMB419,634, RMB403,484 and RMB51,451, respectively. The Group's revenue is reported net of discounts and surcharges.

        The primary sources of the Group's revenues are as follows:

(a)
Workspace membership revenue

        As set out in Note 2 "Lease, from the perspective of lessor", workspace membership revenue is recorded under ASC 842.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)
Marketing and branding services revenue

        The Group offers integrated branding services and online targeted marketing services to customers primarily through Shengguang Zhongshuo, a subsidiary acquired in December 2018. For the integrated branding services, the Group provides packaged services including content designing, online and offline advertising activities and media promotion, etc. to help customers promote brand awareness. For the online targeted marketing services, the Group designs the advertisement content and provides comprehensive advertisement placement services.

        Payment terms and conditions for contracts with customers vary. The Group typically offers standard terms of net 15 to 30 days. The Group does not offer extended payment terms longer than one year. The contracts do not contain any significant financing component. Payment is due after the advertisements are placed on the media platform. The Group may offer extended terms or obtain prepayments from the customers depending on certain circumstances.

        The Group is the principal in providing the marketing and branding services because it controls the specified services before the services are transferred to the customers. It is the sole responsible party addressing customer's feedback for the design and placement of the advertisement to the customers' satisfaction. The Group assumes full fulfilment risk and risks related to the quality and acceptability of the services. Revenue is recognized over time throughout the contract terms. The Group uses the advertisement spending occurred as the output method to measure progress toward complete satisfaction because the nature of the Group's promise is a comprehensive marketing and branding service and the customers benefit from the desired publicity promotion throughout the advertising campaign. The Group has determined that the output method provides a faithful depiction of the transfer of services to the customers.

        For the nine months ended September 30, 2019, the Group generated 21.3% of total net revenue from one customer for providing marketing and branding services.

(c)
Other services revenue

        Other service revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees and 3) charges to members for ancillary services including printing/copying, etc. Design and construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided. Variable consideration is estimated as the most likely amount to which the Group expects to be entitled. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

        Contract liabilities primarily result from the timing difference between the Group's satisfaction of performance obligation and the customers' payment. As of December 31, 2018, the contract liability was RMB15,305 which was all recognized as revenue in the following year. As of September 30, 2019,

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

the contract liability was RMB18,731 which is expected to be recognized as revenue in the following twelve months. Substantially all marketing and branding revenue and other services revenue were recognized over time during the nine months ended September 30, 2019.

Pre-opening expenses

        Pre-opening expenses are expensed as incurred and consist of expenses incurred before a sharing workspace location opens for operations. The primary component of pre-opening expenses is lease expenses.

Share-based compensation

        The Group measures the cost of employee share options based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, the Group recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures as they occur.

Net loss per share

        Basic and diluted loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. During the nine months ended September 30, 2018 and 2019, the Group has no potentially dilutive ordinary shares and hence, the basic and diluted loss per share are equal for the periods presented.

Recent accounting pronouncements not yet adopted

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

retrospective approach). The Group is evaluating the impact of the adoption of this standard on its unaudited condensed combined and consolidated financial statements.

        In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The ASU clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. For entities that have not yet adopted the amendments in ASU 2016-13, the effective dates and transition requirements for the amendments related to ASU 2019-04 are the same as the effective dates and transition requirements in ASU 2016-13. For entities that have adopted the amendments in ASU 2016-13, the amendments in ASU 2019-04 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance of this ASU as long as the entity has adopted the amendments in ASU 2016-13. For entities that have not yet adopted the amendments in ASU 2017-12 as of the issuance date of this Update, the effective dates and transition requirements for the amendments to Topic 815 are the same as the effective dates and transition requirements in ASU 2017-12. The amendments in this Update related to ASU 2016-01 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period following the issuance of this Update as long as the entity has adopted all of the amendments in ASU 2016-13.

        In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief. The ASU provides transition relief for entities adopting ASU 2016-13. The amendments in ASU 2019-05 allow entities to elect the fair value option on certain financial instruments. For entities that have not yet adopted the amendments in Update 2016-13, the effective date and transition methodology for the amendments in this Update are the same as in Update 2016-13.

        For entities that have adopted the amendments in Update 2016-13, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period after the issuance of this Update as long as an entity has adopted the amendments in Update 2016-13. The amendments in this Update should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings balance in the statement of financial position as of the date that an entity adopted the amendments in Update 2016-13. The Group is evaluating the impact of the adoption of this standard on its unaudited condensed combined and consolidated financial statements.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for companies for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group is in the process of assessing the impact on its unaudited condensed combined and consolidated financial statements from the adoption of the new guidance.

        In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value". ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group is in the process of evaluating the impact of the Update on its unaudited condensed combined and consolidated financial statements.

        In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for companies for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group is in the process of evaluating the effects on its unaudited condensed combined and consolidated financial statements.

        In November 2018, the FASB issued ASU 2018-18, "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606." ASU 2018-18 clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for companies for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Group is evaluating the effects on its unaudited condensed combined and consolidated financial statements.

3. BUSINESS ACQUISITIONS

Business acquisitions in the nine months ended September 30, 2019:

Acquisition of Melo Inc.

        In May 2019, the Group acquired 100% equity interests of Melo Inc., a company providing technology services, at the share consideration valued at RMB107,883 under an equity exchange arrangement. The control of Melo Inc. was transferred to the Group in May 2019 and the ordinary shares of the Company were issued in August 2019. Melo Inc. controls and consolidates Weixue Tianxia through a series of contractual arrangements where the primary beneficiary is Melo Inc.

        The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities assumed were at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase prices were allocated on the date of acquisition as follows:

	RMB	Amortization Period
Cash	634
Other current assets	3,335
Property and equipment	370
Intangible assets	13,195	19 years
ROU assets	301
Lease liabilities, current	(127)
Current liabilities	(2,881)
Lease liabilities, non-current	(174)
Goodwill	93,230

Total purchase consideration	107,883

Other acquisitions in the nine months ended September 30, 2019:

        During the nine months ended September 30, 2019, the Group also made other three business acquisitions. The total consideration was RMB4,510 in cash and previously held equity interest at the fair value of RMB8,200. The cash and cash equivalents, intangible assets, goodwill and acquired noncontrolling interests from these business acquisitions were RMB2,562, nil, RMB22,598 and

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS (Continued)

RMB10,859, respectively. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser.

        The results of operations for all these acquired entities have been included in the Group's unaudited condensed combined and consolidated financial statements from their respective acquisition dates.

        The following summarized unaudited pro forma results of operations for nine months ended September 30, 2019 assuming that these acquisitions occurred as of January 1, 2018. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2018, nor is it indicative of future operating results.

Pro forma results of operations:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Pro forma net revenue	291,685	880,483
Pro forma net loss attributable to Ucommune	(279,832)	(559,534)

4. HELD FOR SALE

        In April 2019, an investor contributed 100% ownership of Hunan Longxi, a real estate company which primarily consisted of certain properties and a land use right, to the Group for equity interest of Ucommune Venture valued at RMB367,787. The management has approved the plan to sell the properties and land use right and has been actively marketing these assets, which are expected to be sold in the first half of 2020. The asset and liability balances amounting to RMB362,543 and RMB20,188 as of September 30, 2019 were accounted for as held for sale and measured at the net realizable value. Impairment charges of RMB21,000 were recorded on these assets for the nine months ended September 30, 2019 as the net carrying value exceeded management's current expectation of the net realizable value.

5. LOANS RECEIVABLE

        Loans receivable consisted of the following:

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB
Loans receivable	190,000	—

Total	190,000	—

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

5. LOANS RECEIVABLE (Continued)

        During the year ended December 31, 2018 and the nine months ended September 30, 2019, the Group held several batches of creditor's rights to dozens of individuals from an asset management company. The loans mature in 180 days and the annual interest rate is 7.2% for balance as of December 31, 2018.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB
Advances to suppliers(i)	25,855	67,342
Prepaid VAT	22,104	34,543
Deferred IPO expenses	—	14,440
Rental deposits, current	9,622	10,474
Prepaid short-term rent	2,608	6,210
Staff advances	3,784	3,995
Short-term construction deposits	3,504	3,107
Prepaid consulting expenses	3,599	931
Interest receivable	1,435	432
Receivables from third-party payment platform	985	1,450
Others	22,288	7,820

Total	95,784	150,744

(i)
It primarily includes prepaid advertising cost, occupancy maintenance and facilities management expenses, as well as prepayment to construction and design suppliers.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

7. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, consisted of the following:

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB
Leasehold improvement	523,030	574,675
Buildings(i)	73,221	73,221
Furniture	25,851	35,437
Office equipment	27,971	33,293
Vehicles	119	664

Total cost of property and equipment	650,192	717,290
Less: Accumulated depreciation(i)	(162,375)	(234,311)
Impairment loss	(42,197)	(72,307)
Foreign exchange difference	(249)	523
Add: Construction in progress	44,980	14,124

	490,351	425,319

(i)
As of December 31, 2018 and September 30, 2019, amounts include cost of RMB73,221 and RMB73,221, and accumulated depreciation of RMB5,396 and RMB8,172, respectively, related to assets under operating lease (as lessor).

        Depreciation expenses for the nine months ended September 30, 2018 and 2019 were RMB49,980 and RMB78,637, respectively.

8. GOODWILL

        Goodwill consisted of the following:

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB
Beginning Balance	286,165	1,419,018
Acquisitions	1,205,553	115,828
Purchase price adjustment(i)	(72,700)	—

Ending Balance	1,419,018	1,534,846

(i)
In December 2018, the Group and the seller adjusted the acquisition scope by excluding certain assets, in connection with the acquisition of Hongtai Space, and per the agreement, reduced the consideration accordingly.

        The carrying amount of goodwill allocated to the Group's co-working space, marketing and branding and others reporting units as of December 31, 2018 was RMB1,112,746, RMB133,523 and RMB172,749, respectively. Goodwill allocated as of September 30, 2019 was RMB1,132,003, RMB133,523 and RMB269,320, respectively.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

9. LONG-TERM INVESTMENTS

        Long-term investments, consisted of the following:

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
Equity method investments:
Youxiang City Hebei Real Estate Development and Operation Co., Ltd.	8,704	8,666
Beijing Feitelan Culture Development Co., Ltd. ("Feitelan")	7,814	—
Other equity method investments	13,332	10,968
Equity securities without readily determinable fair values investments:
UFO Technology (Beijing) Co., Ltd.	19,000	19,000
Beijing Xiyu Information Technology Co., Ltd.	9,000	9,000
Other equity securities without readily determinable fair values investments(i)	15,317	18,194

Total	73,167	65,828

10. LEASE

For the Perspective of Lessee:

        The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on a negotiation basis. Lease commences when the landlords make the space available for the Group to use.

        The Group sub-leased the leased premises to provide various lease solutions. All of the Group's leases are operating leases under ASC 842.

        Supplemental balance sheet information related to leases were as follows:

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
ROU assets	1,935,401	1,973,164
Operating lease liabilities, current	(559,186)	(580,187)
Operating lease liabilities, non-current	(1,462,032)	(1,562,815)

Weighted average remaining lease terms	6.90 years	7.27 years
Weighted average discount rate	9.72%	10.49%

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

10. LEASE (Continued)

        The components of lease expenses for the nine months ended September 30, 2018 and 2019 were as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Operating lease expenses for variable payments	4,835	2,978
Operating lease expenses for fixed payments	258,856	373,980
Short-term lease expenses	18,512	5,315

Total	282,203	382,273

        Supplemental cash flow information related to leases for the nine months ended September 30, 2018 and 2019 were as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	191,204	269,405
Supplemental noncash information:
ROU assets acquired in exchange for equity interests	155,350	—
Operating lease liabilities arising from obtaining ROU assets	800,651	277,127

        The future lease payments as of September 30, 2019 were as follows:

Year	Operating Leases
RMB
2019	239,532
2020	437,599
2021	430,000
2022	384,140
2023	339,824
Thereafter	1,264,776

Total lease payments	3,095,871
Less: imputed interest	952,869

Total lease liabilities	2,143,002

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

11. SHORT-TERM BORROWINGS

        Short-term borrowings consisted of the following:

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
Borrowings from commercial banks(i)	43,623	78,798
Borrowings from Red Star Macalline Co., Ltd.(ii)	30,000	30,000
Borrowings from others(iii)	4,075	21,453

Total	77,698	130,251

(i)
In January 2018, the Group obtained a one-year line of credit of RMB50,000 from a PRC commercial bank. The effective term for the credit is from January 23, 2018 to July 23, 2018. In March and June 2018, the Group drew two tranches of loans totalling RMB6,891 at an annual interest rate published by the People Bank of China times 130%. In March 2019, the Group repaid the loan.

In May 2018, the Group entered into a loan agreement with a PRC commercial bank to obtain a loan amounted RMB20,000, which bears interest at a rate of 1.35% plus 12-month London Inter-Bank Offered Rate ("LIBOR") per annum, with a maturity date of June 30, 2019. On April 30, 2019, the Group repaid the loan. In May 2019, the Group obtained another RMB20,000 loan at the same term, with a maturity date of April 4, 2020.

In June 2018, the Group obtained a one-year line of credit of RMB30,000 from a PRC commercial bank and drew RMB5,793 in December 2018 with an annual interest rate of 4.35%. During the nine months ended September 30, 2019, the Group made another draw-down at RMB24,200.

From January to August 2018, the Group obtained several tranches of loans totalling RMB10,939 from two commercial banks at an interest rate of 2.75% and 5.66% per annum, respectively. The Group repaid those loans as of September 30, 2019.

In August 2019, the Group signed three credit facility agreements with commercial banks in China for total credit lines up to RMB80,000.

In August and September 2019, the Group drew down RMB16,149, RMB10,000 and RMB2,656 at the annual interest rate of 5.6115%, 6.09% and 5.655%, respectively.

(ii)
In 2017, Red Star Macalline Co., Ltd. ("Red Star") signed an investment term sheet with the Group and paid a down payment of RMB30,000. In November 2018, Red Star and the Group reached a supplementary agreement to terminate the term sheet and treat the amount as a loan to be repaid by August 30, 2019 at an annual interest rate of 12%. The

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

11. SHORT-TERM BORROWINGS (Continued)

  interest is calculated starting September 2017 when the Group received the amount. In August 2019, the repayment date was extended to January 30, 2020.

(iii)
In connection with an acquisition of Wujie Space in June 2018, the Group assumed loans of RMB4,075 at an annual interest rate of 9% from Wujie Space, which were repaid in January 2019.

In August 2019, the Group entered into a credit facility agreement of USD3,000 (approximately RMB21,453) with Innoven Capital China Pte., Ltd. ("Innoven Capital"). In September 2019, the Group utilised all facility, and the loans are due in six months with the interest rate of 9.0% per annum.

12. ACCOUNTS PAYABLE

        Accounts payable consisted of the following:

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
Payable for purchase of property and equipment	219,104	160,777
Payable for lease expenses	20,132	10,680
Payable for advertising service	20,251	89,021
Payable for construction service	26,774	21,893
Payable for utility and other expenses	12,255	17,739
Others	19,014	34,613

Total	317,530	334,723

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
Refundable deposits from members, current	77,091	88,685
Professional and service fee payable	24,445	47,134
Payable for investments and acquisitions	38,350	33,227
Payable to former shareholders of acquirees	15,712	1,643
VAT payable	12,016	6,505
Accrued payroll	11,651	8,384
Interests payable	5,253	8,610
Other taxes payable	3,487	5,125
Others	17,382	23,549

Total	205,387	222,862

14. CONVERTIBLE BOND

        In January 2019, the Company issued a convertible bond of USD10,000 (equivalent to RMB71,477) (the "Bond") to All-Stars SPX Limited (the "Holder"). Dr. Daqing Mao pledged 697,977 of the Company's ordinary shares to the Holder for securing the Bond. The Bond has a term of 364 days commencing from the funding date, which can be extended for an additional six-month with both parties' consent. Before the maturity, the Bond is convertible into the Company's most senior class of security interests at the option of the Holder USD1,000, USD4,000 and USD5,000 of the principal amounts should be converted at the conversion price determined based on the pre-money valuation of the Group at USD 2,500,000, USD 1,360,000 and USD 800,000, respectively, on a fully diluted and as converted basis. The Bond bears annual interest rate at 8% and will be payable upon maturity. The Holder enjoys pre-emptive rights, information and inspection rights and other protective rights.

        The convertible bond does not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did the convertible bond contain a cash conversion feature. The Company accounted for the Bond in accordance with ASC 470, as a single debt instrument; and per ASC 470, contingent beneficial conversion feature ("BCF") shall not be recognized in earnings until the contingency is resolved. No BCF was recognized for the nine month period ended September 30, 2019 as the current set conversion price for the Bond is greater than the fair value of the ordinary share price at date of issuance. Issuance costs related to the Bond is insignificant and are recorded in the unaudited condensed combined and consolidated balance sheets as a direct deduction from the principal amount of the Bond.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

15. LIABILITIES TO BE SETTLED IN SHARES

        Historically, certain investors contributed cash, ROU assets or business equities to Ucommune Venture in exchange for its equity interests. Ucommune Venture was unable to register them as shareholders due to PRC regulation on shareholder number limitations. Moreover, the existing shareholders' approval for increasing capital by the new investors was not in place until July 2019.

        Therefore, those investors were not considered as shareholders and the cash, ROU assets or business contributed was recorded as a liability to reflect the Group's obligation to issue equity interests. The liabilities were subsequently measured at fair value at each period end.

        During the nine months ended September 30, 2018 and 2019, change in fair value at RMB31,958 and RMB141,164 of liabilities to be settled in shares were recorded in the statements of operation. In August 2019, the Group issued ordinary shares of the Company to the such investors upon when the balance of RMB2,171,710 was reclassified to the statements of changes in shareholders' equity.

16. LONG-TERM BORROWINGS

        Long-term borrowings consisted of the following:

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
Long-term borrowing, current	26,052	24,749
Long-term borrowings, non-current	19,344	5,000

Total	45,396	29,749

        In October 2017, the Group entered into a credit facility agreement of USD5,000 (approximately RMB32,530) with Innoven Capital. In November 2017, April 2018 and August 2018, the Group drew RMB6,700, RMB3,440 and RMB13,750, on the credit facility respectively. Each repayment schedule includes 22 equal installments with the last installment due in November 2019, April 2020 and August 2020, respectively. The interest rate is 9.5%. As of December 31, 2018 and September 30, 2019, RMB17,396 and RMB7,749 loan balances remained outstanding.

        In connection with the acquisition of Hongtai Space in December 2017, the Group assumed a loan of RMB15,000, from Shenzhen Dinghong Investment Co., Ltd., at annual interest rate of 6%. The loan shall be repaid in six equal installments starting from August 2019 with the last installment due in January 2020. The loan balances as of December 31, 2018 and September 30, 2019 were RMB15,000 and RMB10,000, respectively.

        In connection with the acquisition of Dongyi Yuanda in July 2018, the Group assumed a loan of RMB13,000 from a commercial bank which bears annual interest rate at 7.03%. The loan balances as of December 31, 2018 and September 30, 2019 were RMB13,000 and RMB12,000, respectively, of which RMB1,000 and RMB7,000 were classified as current and RMB12,000 and RMB5,000 were

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

16. LONG-TERM BORROWINGS (Continued)

classified as non-current, respectively. For the loan balance RMB12,000 as of September 30, 2019, RMB8,000, RMB1,000 and RMB3,000 will be due in 2020, 2021, and 2022, respectively.

17. COST OF REVENUE

        Cost of revenue consisted of the following:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Lease expenses	273,271	357,903
Depreciation and amortization	49,410	77,381
Employee compensation and benefits	26,589	54,386
Advertising costs	258	354,950
Other operating costs(i)	94,557	163,813

Total	444,085	1,008,433

(i)
Including costs for construction and design services, utilities, maintenance, daily cleaning and others.

18. INCOME TAXES

Cayman Islands& BVI

        The Company is a tax-exempted company incorporated in the Cayman Islands. A subsidiary, Ucommune BVI, was incorporated in BVI. Both companies are not subject to income tax.

United States ("U.S.")

        Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes 21% for the nine months ended September 30, 2018 and 2019.

        Ucommune N.Y. Corp. is subject to state income tax of 6.5% for the nine months ended September 30, 2018 and 2019.

Hong Kong

        Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rates for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the unaudited condensed combined and consolidated financial statements as it has no assessable profits for the nine months ended September 30, 2018 and 2019.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

18. INCOME TAXES (Continued)

Singapore

        Ucommune Singapore Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the nine months ended September 30, 2018 and 2019.

PRC

        Effective from January 1, 2008, a new Enterprise Income Tax Law, or ("the New EIT Law"), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

        According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area ("Heng Qin New Area") are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Heng Qin New Area, is qualified to enjoy the 15% preferential income tax rate.

        Enterprises, for which the annual taxable income amount which does not exceed RMB1,000 for the nine months ended September 30, 2018 and 2019, shall qualify as the small low-profit enterprise, and only 50% and 25% of its taxable income, respectively, shall be subject to enterprise income tax at a reduced tax rate of 20%.

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Current tax expense	1,184	5,440
Deferred tax expense	(11)	(660)

Total	1,173	4,780

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

18. INCOME TAXES (Continued)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets were as follows:

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	1,917	2,626
Impairment loss on long-lived assets	31,233	38,233
Impairment loss on long-term investments	6,748	7,248
Deductible temporary difference related to advertising expenses	3,773	5,514
Deferred subsidy income	1,184	876
Net operating loss carrying forwards	115,397	160,575

Total deferred tax assets	160,252	215,072
Less: valuation allowance	(160,252)	(215,072)

Deferred tax assets, net	—	—

        The principle components of deferred taxes liability were as follows:

	As of December 31 2018	As of September 30 2019
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	3,292	2,632

Total deferred tax liabilities	3,292	2,632

        As of September 30, 2019, the Group had operating loss carry-forward of RMB1,073,968 from entities in PRC, which will expire on various dates from the end of calendar year 2020 to the end of calendar year 2024. The Company operates its business through its subsidiaries. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries' earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of RMB160,252 and RMB215,072 had been established as of December 31, 2018 and September 30, 2019, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

        Under U.S. GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

18. INCOME TAXES (Continued)

not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.

        The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the nine months ended September 30, 2018 and 2019. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

        According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority's act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a "special circumstance"). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

        The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Loss before provision for income taxes and loss from equity method investments	(268,507)	(566,398)
Income tax expense computed at an applicable tax rate of 25%	(67,127)	(141,600)
Effect of non-deductible expenses	1,384	2,435
Effect of preferential tax rate	11,062	47,122
Effect of income tax rate difference in other jurisdictions	2,349	4,034
Effect of change in tax rate	16,038	37,969
Change in valuation allowance	37,467	54,820

	1,173	4,780

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

18. INCOME TAXES (Continued)

        If the Group did not enjoy income tax exemptions and preferential tax rates for the nine months ended September 30, 2018 and 2019, the increase in income tax expenses and net loss per share amounts would be as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Increase in income tax expenses	1,039	7,074
Net loss per share-basic and diluted	(2.88)	(5.87)

        New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

        If the Company were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2018 would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise ("FIE"); or 10%, if the investor holds less than 25% in the FIE.

19. EQUITY

        The Company was incorporated in September 2018. One ordinary share was issued at par value of HK$0.01 (equivalent to US$ 0.001), and outstanding as of December 31, 2018.

        In April 2015, four founders and 11 angel investors formed Ucommune Venture. In exchange, cash capital contribution at RMB43,300 was received.

        In September 2015 and March 2016, Ucommune Venture issued 12.74% and 4.08% equity interest with preferential rights for a cash consideration of RMB216,578 and RMB138,620, respectively, to a group of third party investors.

        In June 2016, Ucommune Venture issued 6.49% equity interest with preferential rights for a cash consideration of RMB279,240 to two investors.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

19. EQUITY (Continued)

        In August 2016, Ucommune Venture issued 2.3% equity interest with preferential rights for a cash consideration of RMB121,900 to two investors.

        In December 2016 and June 2017, Ucommune Venture issued 5.1% equity interest with preferential rights for a total consideration of RMB333,367 including cash of RMB280,426 and a property of RMB52,941 to five investors.

        In July 2017, Ucommune Venture issued 3.23% equity interests with preferential rights for a cash consideration of RMB220,000 to two investors.

        During 2017 and 2018, Ucommune Venture issued a series of equity interest with preferential rights to certain investors in exchange for cash, buildings and ROU assets. In addition, Ucommune Venture has completed a couple of business acquisitions through share exchange since December 2017. As set out in Note 15, the contribution received from those investors were recorded as liabilities to be settled in shares and measured at fair value. In August 2019, such liabilities at carrying amount of RMB2,171,710 was reclassified to equity upon share issuance. In addition, the Company issued ordinary shares to an investor in August 2019 in exchange for a property at fair value of RMB93,819 and prepayment of RMB20,000 received in 2018.

        The preferential rights granted by Ucommune Venture to investors include liquidation preference, pre-emptive rights, preferred transfer rights, drag-along rights and others. Based on valuation of the Group with the assistance of an independent appraising firm, the fair value of ordinary shares approximates that of equity interest with preferential rights. During the reorganization, all preferential rights had been terminated, and all the equity interests of Ucommune Venture were exchanged into ordinary shares of the Company.

20. EMPLOYEE DEFINED CONTRIBUTION PLAN

        Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB15,843 and RMB18,966 for nine months ended September 30, 2018 and 2019, respectively.

21. SHARE-BASED COMPENSATION

        In August 2019, the Company's Board of Directors approved the 2019 share incentive plan ("2019 plan") which provides for the grant of options to eligible employees and consultants of the Group. Under the 2019 plan, the maximum aggregate number of ordinary shares of the Company that may be issued shall not exceed 15,028,567.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

21. SHARE-BASED COMPENSATION (Continued)

        On September 19, 2019, the Company granted 13,870,252 share options to the Group's employees at an exercise price of RMB0.0007 per share. The options will vest in accordance with two types of vesting schedules set out in the respective share option agreements.

        For type 1, 50% of the awarded options shall vest and become exercisable upon the date of the Company's IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company's IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company's IPO.

        For type 2, 50% of the options shall vest and become exercisable on the first anniversary date of the Company's IPO; 30% of the options shall vest and become exercisable on the second anniversary date of the Company's IPO; 20% of this Option shall vest and become exercisable on the third anniversary date of the Company's IPO.

        In the event that the grantee discontinue providing services to the Company before the third anniversary date of the Company's IPO, the Company shall have the call option to repurchase the shares acquired by grantees.

        The fair value of option granted was estimated on the date of grant using the Binominal option-pricing model with the following assumptions used for grants during the applicable periods:

For the nine months ended September 30,
2019
Risk-free interest rate	1.80%
Volatility	37.34%
Dividend yield	—
Life of options (in years)	10
Fair value of underlying ordinary shares	41.51
  (1)
  Risk-free interest rate

        Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

  (2)
  Volatility

        The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

21. SHARE-BASED COMPENSATION (Continued)

  (3)
  Dividend yield

        The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

  (4)
  Life of options

        Life of options is extracted from option agreements.

        A summary of options activities during the nine months ended September 30, 2019 is presented below:

	Number of options	Weighted average exercise price RMB	Weighted average grant date fair value RMB	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2019	—	—	—	—
Granted	13,870,252	0.0007	41.51	9.97

Options outstanding at September 30, 2019	13,870,252	0.0007	41.51	9.97	575,744

Options vested and expected to vest as of September 30, 2019	13,870,252	0.0007	41.51	9.97	575,744

Option exercisable as of September 30, 2019	—	—	—	—	—

        Total intrinsic value of options outstanding at September 30, 2019 was RMB754,116. The Company did not recognize any share-based compensation expenses for the nine months ended September 30, 2019.

22. NET LOSS PER SHARE

        For the nine months ended September 30, 2018 and 2019, for the purpose of calculating net loss per share as a result of the Group's reorganizations as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the restructuring took place at the beginning of the period presented.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

22. NET LOSS PER SHARE (Continued)

        Basic and diluted net loss per share for each of the periods presented were calculated as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Numerator:
Net loss attributable to Ucommune Group Holdings Limited	(259,731)	(554,015)
Denominator:
Weighted average ordinary shares used in computing basic loss per share	90,646,360	95,580,178
Weighted average ordinary shares used in computing diluted loss per share	90,646,360	95,580,178
Basic net loss per share	(2.87)	(5.80)
Diluted net loss per share	(2.87)	(5.80)

23. RELATED PARTIES TRANSACTION

        The Group has the following related parities:

  a.
  directors of the Group

  b.
  equity method investees

  c.
  companies controlled by the same shareholders.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

23. RELATED PARTIES TRANSACTION (Continued)

I.     Balances:

        The Group had the following related party balances as of December 31, 2018 and September 30, 2019:

	Relationship	Notes	As of December 31, 2018	As of September 30, 2019
			RMB	RMB
Amounts due from related parties:
Youxiang Group	(c)	(i)	18,717	15,164
Feitelan	(b)	(ii)	6,621	—
Dr. Daqing Mao	(a)	(iii)	2,220	—
Others	(b)	(iv)	322	723

			27,880	15,887

Amounts due to related parties:
Youxiang Group	(c)	(v)	8,631	21,336
Dr. Daqing Mao	(a)	(vi)	4,014	—
Others	(b)		144	344

			12,789	21,680

(i)
Amounts due from Youxiang Group represent consulting fee and construction fee receivable.

(ii)
Amounts due from Feitelan as of December 31, 2018 are loans provided by the Group. In August 2019, Feitelan was acquired by the Group.

(iii)
Amounts due from Dr. Daqing Mao as of December 31, 2018 was loan provided by the Group, which was collected in September 2019.

(iv)
Amounts due from others are primarily operating management fees.

(v)
Amounts due to Youxiang Group are lease expenses payable.

(vi)
Amounts due to Dr. Daqing Mao as of December 31, 2018 was interest free and payable on demand. In September 2019, the Group repaid the amount to Dr. Daqing Mao in full.

        The Group entered into leases with Youxiang Group and the related ROU assets as of December 31, 2018 and September 30, 2019 were RMB94,950 and RMB100,160, respectively. The related lease liabilities as of December 31, 2018 and September 30, 2019 were RMB96,289 and RMB107,554, respectively.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

23. RELATED PARTIES TRANSACTION (Continued)

II.    Transactions:

		Lease expenses for nine months ended September 30,
	Relationship	2018	2019
		RMB	RMB
Youxiang Group	(c)	6,686	17,064

		Revenues for nine months ended September 30,
	Relationship	2018	2019
		RMB	RMB
Youxiang Group (i)	(c)	6,912	8,316

  (i) The amount represents consulting and interior designing services provided to Youxiang Group.

24. COMMITMENT AND CONTINGENCY

Capital commitment

        As of September 30, 2019, the Group had outstanding capital commitments totaling RMB10,574, mainly relating to capital expenditures on leasehold improvement with payment due within one year.

Investment commitment

        The Group was obligated to pay RMB3,574 for several long-term investments under various arrangements as of September 30, 2019 with payment due within one year, respectively.

25. RESTRICTED NET ASSETS

        Relevant PRC statutory laws and regulations permit payments of dividends by the Group's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

        In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

25. RESTRICTED NET ASSETS (Continued)

sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

        Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise's PRC statutory accounts. The Group's provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

        Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB345,264 and RMB417,808, as of December 31, 2018 and as of September 30, 2019, respectively.

26. SEGMENT INFORMATION

        Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM") in deciding how to allocate resources and assess performance. The Group's CODM has been identified as the CEO. The Group has identified three operating segments including workspace sharing, marketing and branding, and others.

        The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

UCOMMUNE GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In thousands of RMB, except share and per share data, or otherwise noted)

26. SEGMENT INFORMATION (Continued)

        The Group's CODM evaluates performance based on each operating segment's net revenue, costs of revenues and gross profit. Net revenues, cost of revenues and gross profits by segment are presented below.

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Net revenue:
Workspace membership	263,588	419,634
Marketing and branding services	855	403,484
Other services	17,730	51,451

Total net revenue	282,173	874,569

Cost of revenue
Workspace membership	(435,287)	(596,269)
Marketing and branding services	(508)	(364,442)
Other services	(8,290)	(47,722)

Total cost of revenue	(444,085)	(1,008,433)

Gross (loss)/profit
Workspace membership	(171,699)	(176,635)
Marketing and branding services	347	39,042
Other services	9,440	3,729

Total gross loss	(161,912)	(133,864)

        The Group's CODM does not review the financial position by operating segments, thus total assets by operating segment are not presented.

27. SUBSEQUENT EVENTS

        In November 2019, the Group entered into a loan agreement with a lender in the principal amount of RMB80,000 bearing an annual interest rate of 4.35%. The loan will be provided in four equal installments from December 2019 to September 2020 and will be repayable one year after each installment.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that each officer or director of our company (but not auditors) shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

        The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        Since our inception, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
All-Stars SP X Limited	January 10, 2019	US$10,000,000 convertible note due 2020	N/A
Zhaozy Limited	May 16, 2019	1,629,818 ordinary shares	162.9818
Dynamic Youth Limited	May 16, 2019	702,197 ordinary shares	70.2197
Cinaus Holdings Limited	May 16, 2019	702,197 ordinary shares	70.2197
Baixh Limited	May 16, 2019	3,000,000 ordinary shares	300
Maodq Limited	May 16, 2019	16,747,615 ordinary shares	1674.7615
Brian Zhao Limited	May 16, 2019	11,235,147 ordinary shares	1,123.5147
Linkgtrend Investment Limited	May 16, 2019	3,050,694 ordinary shares	305.0694
Lintrend Investment Limited	May 16, 2019	1,564,421 ordinary shares	156.4421
Qinjun Limited	May 16, 2019	955,760 ordinary shares	95.576
Mainto Capital Limited	May 16, 2019	4,845,723 ordinary shares	484.5723

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
Pine Wine Holdings Limited	May 16, 2019	473,363 ordinary shares	47.3363
Hezk Limited	May 16, 2019	679,763 ordinary shares	67.9763
Everest Capital-UC Limited	May 16, 2019	702,197 ordinary shares	70.2197
Majun Limited	May 16, 2019	838,920 ordinary shares	83.892
Urshare International Limited	May 16, 2019	251,676 ordinary shares	25.1676
Dai WF Limited	May 16, 2019	251,676 ordinary shares	25.1676
Yuzl Limited	May 16, 2019	251,676 ordinary shares	25.1676
Yangtong Limited	May 16, 2019	251,676 ordinary shares	25.1676
Assemble Bonanza Investment Limited	May 16, 2019	2,691,717 ordinary shares	269.1717
Yipei Global Holding Limited	May 16, 2019	1,836,725 ordinary shares	183.6725
Fusl Limited	May 16, 2019	275,509 ordinary shares	27.5509
Hong Kong Junfa Property Company Limited	May 16, 2019	2,526,047 ordinary shares	252.6047
GanJH Limited	May 16, 2019	951,281 ordinary shares	95.1281
JiangM International Limited	May 16, 2019	501,100 ordinary shares	50.11
Aisijia Company Limited	May 16, 2019	962,799 ordinary shares	96.2799
Prometheus YK Holding Limited	May 16, 2019	3,393,927 ordinary shares	339.3927
BECL Star Holding Ltd	May 16, 2019	2,932,551 ordinary shares	293.2551
FanXC Limited	May 16, 2019	702,197 ordinary shares	70.2197
DaiC Holdings Limited	May 16, 2019	351,098 ordinary shares	35.1098
Shanghai Fengluo Enterprise Management Consulting Partnership (Limited Partnership)	May 16, 2019	5,073,621 ordinary shares	507.3621
Max Harmony Limited	June 21, 2019	4,800,960 ordinary shares	480.0960
AJX Limited	June 21, 2019	2,595,647 ordinary shares	259.5647
Uke Overseas Investment Limited	June 21, 2019	702,197 ordinary shares	70.2197
Yirun Silver Limited	June 21, 2019	2,808,787 ordinary shares	280.8787
Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership)	June 21, 2019	647,682 ordinary shares	64.7682
PinHui International Investment Limited	June 21, 2019	426,026 ordinary shares	42.6026
Locals Winwin Limited	June 21, 2019	251,676 ordinary shares	25.1676
Sichuan XinWen Investment Co., LTD	June 21, 2019	123,371 ordinary shares	12.3371
Pure Idea International Limited	June 21, 2019	3,140,343 ordinary shares	314.0343
Jiaxing Chuanghehuijin Equity Investment Partnership Enterprise (Limited Partnership)	June 21, 2019	546,832 ordinary shares	54.6832
Hangzhou Shenghang Jinghe Investment Management L.P.	June 21, 2019	702,197 ordinary shares	70.2197
Songdu Culture & Tourism Development Co., Limited	June 21, 2019	293,255 ordinary shares	29.3255
Silk Road Kechuang Investment Centre Ltd.	June 21, 2019	777,642 ordinary shares	77.7642
Shanghai Wuhui Management Consulting Partnership (Limited Partnership)	June 21, 2019	2,496,654 ordinary shares	249.6654
Majun Limited	August 28, 2019	139,847 ordinary shares	13.9847

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
Shanghai Wuhui Management Consulting Partnership (Limited Partnership)	August 28, 2019	1,003,002 ordinary shares	100.3002
Silk Road Kechuang Investment Centre Ltd.	August 28, 2019	232,652 ordinary shares	23.2652
Xingpai Group Limited	August 28, 2019	6,967,173 ordinary shares	696.7173
ShiY Limited	August 28, 2019	3,237,048 ordinary shares	323.7048
Yi Pin Xuan International Limited	August 28, 2019	637,019 ordinary shares	63.7019
HODE LIMITED	August 28, 2019	389,273 ordinary shares	38.9273
SundayRiver Limited	August 28, 2019	1,922,280 ordinary shares	192.228
Aplus Youke Holdings Limited	August 28, 2019	2,064,193 ordinary shares	206.4193
XSpecies Company Limited	August 28, 2019	129,012 ordinary shares	12.9012
Fiji Pine Group Limited	August 28, 2019	608,132 ordinary shares	60.8132
Future Fortune First Group Limited	August 28, 2019	402,602 ordinary shares	40.2602
CEG Beaux Associated Co., Ltd.	August 28, 2019	2,088,622 ordinary shares	208.8622
Tembusu IV UCOM Ltd.	August 28, 2019	1,173,204 ordinary shares	117.3204
Plum Angel Investment Co., Ltd.	August 28, 2019	903,608 ordinary shares	90.3608
Tembusu Limited.	August 28, 2019	1,770,278 ordinary shares	177.0278
Ideate Investments Limited	August 28, 2019	470,626 ordinary shares	47.0626
Cyanhill Capital Limited	August 28, 2019	260,173 ordinary shares	26.0173
WEDO A HOLDING LIMITED	August 28, 2019	1,103,279 ordinary shares	110.3279
WEDO B HOLDING LIMITED	August 28, 2019	684,855 ordinary shares	68.4855
Guohui (HK) Holdings Co., Limited	August 28, 2019	720,324 ordinary shares	72.0324
Junhao Holdings Limited	August 28, 2019	310,771 ordinary shares	31.0771
WilsonR Limited	August 28, 2019	41,954 ordinary shares	4.1954
CDL International Limited	August 28, 2019	928,633 ordinary shares	92.8633
GYY International Limited	August 28, 2019	1,686,510 ordinary shares	168.651
Genius Choice International Limited	August 28, 2019	2,088,064 ordinary shares	208.8064
Rich Enterprise Holdings Ltd.	August 28, 2019	2,352,381 ordinary shares	235.2381
Valencia & JONSON International Limited	August 28, 2019	507,871 ordinary shares	50.7871
Talent Found Limited	August 28, 2019	609,688 ordinary shares	60.9688
Dongyiyuanda Limited	August 28, 2019	1,387,390 ordinary shares	138.739
Daga Architects Limited	August 28, 2019	565,999 ordinary shares	56.5999
iZest Limited	August 28, 2019	1,268,407 ordinary shares	126.8407
Bannong Holdings Limited	August 28, 2019	2,011,754 ordinary shares	201.1754
Certain executive officers and employees	September 19, 2019	Options to purchase 13,870,252 ordinary shares	Past and future services provided by these individuals to us

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits

    See Exhibit Index beginning on page II-5 of this registration statement.

  (b)
  Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined and consolidated financial statements or the notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

UCOMMUNE GROUP HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	†	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1	*	Form of Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Class A Ordinary Shares

4.3	*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	†	Ucommune Group Holdings Limited 2019 Share Incentive Plan

10.2	*	Form of Indemnification Agreement with the Registrant's directors

10.3	*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4	†	English translation of Exclusive Business Cooperation Agreement dated July 5, 2019 between Ucommune (Beijing) Technology Co., Ltd. and Ucommune (Beijing) Venture Investment Co., Ltd.

10.5	†	English translation of Equity Pledge Agreement dated July 5, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd.

10.6	†	English translation of Exclusive Option Agreement dated July 5, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd.

10.7	†	English translation of Shareholders' Voting Right Proxy Agreement dated July 5, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd.

10.8	†	English translation of Spousal Consent granted by the spouse of Songlin Fu dated July 5, 2019

10.9	†	English translation of Spousal Consent granted by the spouse of Jiahui Gan dated July 5, 2019

10.10	†	English translation of Spousal Consent granted by the spouse of Zhuangkun He dated July 5, 2019

10.11	†	English translation of Spousal Consent granted by the spouse of Min Jiang dated July 5, 2019

10.12	†	English translation of Spousal Consent granted by the spouse of Jun Qin dated July 5, 2019

Exhibit Number		Description of Document
10.13	†	English translation of Spousal Consent granted by the spouse of Angela Bai dated July 5, 2019

10.14	†	English translation of Spousal Consent granted by the spouse of Fen Shen dated July 5, 2019

10.15	†	English translation of Spousal Consent granted by the spouse of Sheng Wu dated July 5, 2019

10.16	†	English translation of Spousal Consent granted by the spouse of Bin Zhao dated July 5, 2019

10.17	†	English translation of Spousal Consent granted by the spouse of Jinwang Zhou dated July 5, 2019

10.18	†	English translation of Spousal Consent granted by the spouse of Zhiyong Zhao dated July 5, 2019

10.19	†	English translation of Spousal Consent granted by the spouse of Liang Chen dated July 5, 2019

10.20	†	English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd.

10.21	†	English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi

10.22	†	English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi

10.23	†	English translation of Shareholders' Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi

10.24	†	English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd.

10.25	†	English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd.

10.26	†	English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd.

10.27	†	English translation of Shareholders' Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd.

10.28	†	Note Purchase Agreement dated December 24, 2018 among Ucommune Group Holdings Limited, All-Stars SP X Limited, Ucommune (Beijing) Venture Investment Co., Ltd., Daqing Mao, Angela Bai and Baixh Limited

10.29	†	Ucommune Group Holdings Limited Convertible Promissory Note dated January 11, 2019 in respect of the US$10,000,000 8% convertible note due on January 9, 2020

21.1	*	Principal Subsidiaries of the Registrant

23.1	*	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm

Exhibit Number		Description of Document
23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

99.3	*	Consent of Frost & Sullivan

99.4		Consent of Shanshan Guo, our director nominee

99.5		Consent of William Wei Pao Zen, our director nominee

99.6		Consent of Michael Minhong Yu, our director nominee

99.7		Consent of Enze Liang, our director nominee

99.8		Consent of Mei Han, our director nominee

*
To be filed by amendment.

†
Previously submitted.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People's Republic of China, on            , 2019.

Ucommune Group Holdings Limited
By:
	Name:	Daqing Mao
	Title:	Chief Executive Officer

 POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints            and             and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2019 in the capacities indicated:

Signature	Title

Daqing Mao	Chief Executive Officer, Director (principal executive officer)
Zhuangkun He	Director
Cheong Kwok Mun	Director
Lingyang Yan	Chief Financial Officer, Director (principal financial officer and principal accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Ucommune Group Holdings Limited, has signed this registration statement or amendment thereto in New York on                    , 2019.

Authorized U.S. Representative
By:
Name:
Title: